Exhibit (a)-(1)

PRELIMINARY PROXY STATEMENT OF THE COMPANY

Shareholders of China Zenix Auto International Limited

Re: Notice of General Meeting of Shareholders

Dear Shareholder:

You are cordially invited to attend a general meeting of shareholders of China Zenix Auto International Limited, a company limited by shares incorporated under the laws of the British Virgin Islands (the “Company”), to be held on                  at                  a.m. (Beijing time). The meeting will be held at                 . The accompanying notice of the general meeting and proxy statement provide information regarding the matters to be considered and voted on at the general meeting, including at any adjournment or postponement thereof.

On October 19, 2021, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Newrace Limited, a company limited by shares incorporated under the laws of the British Virgin Islands (“Parent”), which was joined by Newrace Mergersub Limited, a company limited by shares incorporated under the laws of the British Virgin Islands (“Merger Sub”), on October 20, 2021, pursuant to which Merger Sub will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving company (the “Surviving Company”) and becoming a wholly owned subsidiary of Parent. The purpose of the general meeting is for you and the other registered shareholders of the Company to consider and vote, amongst other things, upon a proposal to authorize and approve the Merger Agreement, the plan of merger with respect to the Merger (together with the Articles of Merger, the “Plan of Merger”) and the articles of merger required to be filed with the Registrar of Corporate Affairs of the British Virgin Islands in connection with the Merger (the “Articles of Merger”) and the transactions contemplated by the Merger Agreement and the Plan of Merger, including the Merger (collectively, the “Transactions”). Copies of the Merger Agreement (including the joinder thereto) and the form of the Plan of Merger are attached as Annex A and Annex B, respectively, to the accompanying proxy statement.

Neither the United States Securities and Exchange Commission (the “SEC”) nor any state securities regulatory agency has approved or disapproved the Merger, passed upon the merits or fairness of the Merger or passed upon the adequacy or accuracy of the disclosure in this letter or in the accompanying notice of the general meeting or proxy statement. Any representation to the contrary is a criminal offense.

Merger Sub was formed solely for purposes of engaging in the Transactions. At the effective time of the Merger (the “Effective Time”), Parent will be wholly owned by Mr. Jianhui Lai (the “Chairman”) and his affiliates. The Chairman, Parent and Merger Sub are collectively referred to herein as the “Buyer Group.” As of the date of the accompanying proxy statement, the Buyer Group collectively beneficially own 143,587,200 ordinary shares of the Company, par value US$0.0001 (each a “Share”), which represent approximately 69.53% of the issued and outstanding Shares and voting power of the Company. If the Merger is completed, the

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Company will continue its operations as a privately held company and will be wholly owned by Parent, and the American depositary shares of the Company, each representing four Shares (each, an “ADS” and collectively, “ADSs”) will no longer be listed for quotation on OTC Pink tier of the OTC Markets (the “OTC Pink”) and the ADS program for the Shares will terminate.

If the Merger is consummated, at the Effective Time, each Share issued and outstanding immediately prior to the Effective Time will be canceled in exchange for the right to receive US$0.27 in cash per Share, without interest (the “Per Share Merger Consideration”), and each ADS issued and outstanding immediately prior to the Effective Time will represent only a right to receive US$1.08 in cash per ADS, without interest (the “Per ADS Merger Consideration”). The Surviving Company will pay any applicable fees, charges and expenses of The Bank of New York Mellon, in its capacity as ADS depositary (the “ADS Depositary”), share/stock transfer or other taxes and other government charges (other than withholding taxes, if any) due to or incurred by the ADS Depositary in connection with distribution of the Per ADS Merger Consideration to ADS holders (excluding any fees, including ADS cancelation fees (up to US$0.05 per ADS), any annual depositary services fee (up to US$0.05 per ADS) and any applicable taxes or governmental charges, payable by ADS holders pursuant to the terms of the deposit agreement (the “Deposit Agreement”), dated as of May 11, 2011, by and among the Company, the ADS Depositary, and the holders and beneficial owners of ADSs issued thereunder).

Notwithstanding the foregoing, if the Merger is completed, the following Shares will not be canceled in exchange for the right to receive the cash consideration described above, but will be canceled and cease to exist at the Effective Time:

(a)

(i) Shares (including Shares represented by ADSs) held by Parent, Merger Sub and any of their respective affiliates, (ii) Shares (including Shares represented by ADSs) beneficially owned by the Company or any subsidiary of the Company or held in the Company’s treasury, and (iii) Shares (including Shares represented by ADSs) held by the ADS Depositary and reserved for issuance, settlement and allocation pursuant to any incentive plan, in each case, immediately prior to the Effective Time, will be canceled and cease to exist at the Effective Time without payment of any consideration or distribution therefor (collectively, the “Excluded Shares”); and

(b)

Shares owned by registered shareholders who have validly exercised and have not effectively withdrawn or lost their rights to dissent from the Merger (the “Dissenting Shares”) in accordance with Section 179 of the BVI Business Companies Act 2004, as amended (the “BVI Companies Act”) will be canceled and cease to exist at the Effective Time and the holders of such Dissenting Shares will be entitled to receive only the payment of the fair value of their Dissenting Shares as determined in accordance with Section 179 of the BVI Companies Act.

The Buyer Group intends to fund the merger consideration through cash contribution by Parent and its affiliates.

On October 19, 2021, a special committee of the board of directors of the Company (the “Board”), composed solely of independent and disinterested directors (the “Special Committee”), acting with full power and authority delegated by the Board, reviewed and considered the terms and conditions of the Merger Agreement, the Plan of Merger and the Transactions. The Special Committee, after consultation with its financial advisor and legal counsel and due consideration of all relevant factors, unanimously (a) determined that the Merger, as contemplated in the Merger Agreement and the Plan of Merger, is fair to and in the best interests of the Company and its shareholders and ADS holders, other than shareholders and ADS holders who are affiliates of the Company and the Buyer Group (such unaffiliated shareholders and ADS holders are referred to herein as the “Unaffiliated Security Holders”), and it is advisable for the Company to enter into the Merger Agreement and the Plan of Merger, and to consummate the Transactions, and (b) recommended that the Board authorize and approve the Merger Agreement, the Plan of Merger and the consummation of the Transactions.

On October 19, 2021, the Board (other than the Chairman who abstained from the vote), acting upon the unanimous recommendation of the Special Committee, (a) determined that the Merger, as contemplated in the Merger Agreement and the Plan of Merger, is fair to and in the best interests of the Company and the Unaffiliated Security Holders, and it is advisable for the Company to enter into the Merger Agreement and the Plan of Merger, and to consummate the Transactions, (b) authorized and approved the Merger Agreement, the Plan of Merger and the consummation of the Transactions, and (c) resolved to recommend the approval and authorization of the Merger Agreement, the Plan of Merger and the consummation of the Transactions to the registered shareholders of the Company, and directed that the Merger Agreement, the Plan of Merger and the consummation of the Transactions be submitted to the registered shareholders of the Company for authorization and approval.

Accordingly, the Board recommends that you vote FOR the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, FOR the proposal to authorize each of the members of the Special Committee and the Chief Financial Officer of the Company to do all things necessary to give effect to the Merger Agreement, the Plan of Merger and the Transactions, and FOR the proposal to adjourn the general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the general meeting to pass the resolutions of shareholders to be proposed at the general meeting.

The Merger cannot be completed unless the Merger Agreement, the Plan of Merger and the consummation of the Transactions are authorized and approved by a resolution of shareholders of the Company passed by an affirmative vote of holders of Shares (including Shares represented by ADSs) representing a majority of the voting power of the outstanding Shares present and voting in person or by proxy as a single class at the general meeting or any adjournment or postponement thereof. As of the date of the accompanying proxy statement, the Buyer Group beneficially owns in the aggregate 143,587,200 Shares, which collectively represent approximately 69.53% of the Company’s total issued and outstanding Shares and voting power, all of which will be voted in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the consummation of the Transactions pursuant to the terms of the Merger Agreement. Accordingly, based on                  Shares expected to be issued and outstanding on                 , the record date for voting Shares at the general meeting (the “Share Record Date”), and assuming that members of the Buyer Group vote all their Shares in favor of the resolutions of shareholders in accordance with the Merger Agreement, a quorum will be present at the general meeting and sufficient votes will be cast to authorize and approve the Merger Agreement, the Plan of Merger and the consummation of the Transactions, without any further vote of any other shareholder.

IF YOU HOLD YOUR SHARES THROUGH A FINANCIAL INTERMEDIARY SUCH AS A BROKER OR BANK AND WISH TO DISSENT FROM THE MERGER, YOU MUST MAKE ALL NECESSARY ARRANGEMENTS WITH THE FINANCIAL INTERMEDIARY TO ENSURE THAT YOUR SHARES ARE REGISTERED IN YOUR OWN NAME IN THE REGISTER OF MEMBERS OF THE COMPANY SUCH THAT YOU BECOME A REGISTERED SHAREHOLDER IN ORDER FOR YOU TO EXERCISE DISSENTERS’ RIGHTS. THE FINANCIAL INTERMEDIARY IS UNLIKELY TO EXERCISE OR ATTEMPT TO EXERCISE ANY DISSENTERS’ RIGHTS WITH RESPECT TO ANY OF THE SHARES THAT IT HOLDS, EVEN IF A BENEFICIAL OWNER OF THE SHARES REQUESTS THE FINANCIAL INTERMEDIARY TO DO SO. YOU MUST CONTACT YOUR FINANCIAL INTERMEDIARY PROMPTLY TO ENSURE THAT YOU BECOME A REGISTERED SHAREHOLDER IN SUFFICIENT TIME AHEAD OF THE DATE OF THE GENERAL MEETING, AS YOU MUST DELIVER TO THE COMPANY A WRITTEN OBJECTION TO THE MERGER BEFORE THE VOTE TO AUTHORIZE AND APPROVE THE MERGER IS TAKEN AT THE GENERAL MEETING. YOU MUST SUBSEQUENTLY COMPLY WITH ALL PROCEDURES AND REQUIREMENTS OF SECTION 179 OF THE BVI COMPANIES ACT FOR THE EXERCISE OF DISSENTERS’ RIGHTS, A COPY OF WHICH IS ATTACHED AS ANNEX D TO THE ACCOMPANYING PROXY STATEMENT. IF THE MERGER IS NOT CONSUMMATED, THE COMPANY WILL CONTINUE TO BE A PUBLICLY TRADED COMPANY IN THE UNITED STATES AND THE SHARES WILL CONTINUE TO BE LISTED FOR QUOTATION ON OTC PINK. AS A RESULT, IF YOU BECAME A REGISTERED SHAREHOLDER FOR PURPOSES OF EXERCISING DISSENTERS’ RIGHTS

AND THE MERGER IS NOT CONSUMMATED, AND YOU WISH TO TRANSFER YOUR SHARES BACK TO A FINANCIAL INTERMEDIARY, YOU WILL NEED TO CONTACT THE FINANCIAL INTERMEDIARY TO MAKE ALL NECESSARY ARRANGEMENTS.

If you do not fully and precisely satisfy the procedural requirements of the Section 179 of the BVI Companies Act, you will lose your dissenters’ rights.

We encourage you to read the section of the accompanying proxy statement entitled “Dissenters’ Rights” beginning on page 80 as well as Annex D to the accompanying proxy statement carefully and we urge you to seek your own legal advice on the BVI Companies Act in general from a licensed British Virgin Islands law firm if you wish to exercise your dissenters’ rights.

The accompanying proxy statement provides detailed information about the Merger and the general meeting. We encourage you to read the entire document and all of the attachments and other documents referred to or incorporated by reference herein carefully. You may also obtain more information about the Company from documents the Company has filed with the SEC, which are available for free at the SEC’s website at www.sec.gov.

Parent will exercise its right as a registered shareholder of the Company to demand poll voting at the meeting and voting will take place by poll voting accordingly. The effect of poll voting is that the number of votes each registered shareholder has will depend on the number of Shares held by such shareholder. If you receive more than one proxy card because you own Shares that are registered in different names, please vote all of your Shares shown on each of your proxy cards in accordance with the instructions set forth on the proxy card. Whether or not you plan to attend the general meeting, please complete the accompanying proxy card, in accordance with the instructions set forth on the proxy card, as promptly as possible. The deadline to lodge your proxy card for it to be valid is                  at          a.m. (Beijing time), being 48 hours before the time appointed for the general meeting. Each registered shareholder has one vote for each Share held as of 5:00 p.m. British Virgin Islands time on the Share Record Date.

Completing the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the general meeting and vote your Shares in person. Please note, however, that if you hold your Shares through a financial intermediary such as a broker, bank or other nominee, you must rely on the procedures of the financial intermediary through which you hold your Shares if you wish to vote at the general meeting.

The Company will instruct the ADS Depositary to deliver to ADS holders as of                      (the “ADS Record Date”) an ADS voting instruction card, the form of which will be provided by an amendment to the Schedule 13E-3, together with this proxy statement, and ADS holders as of the ADS Record Date will have the right to instruct the ADS Depositary on how to vote the Shares underlying their ADSs at the general meeting, subject to and in accordance with the terms of the Deposit Agreement. A copy of the form Deposit Agreement is available free of charge at the SEC’s website at www.sec.gov.

ADS holders are strongly urged to sign, complete and return the ADS voting instruction card to the ADS Depositary in accordance with the instructions printed thereon, as soon as possible and, in any event, so as to be received by the ADS Depositary no later than 12:00 p.m. (New York time) on                      (or if the general meeting is adjourned, such later date as may be notified by the Company or the ADS Depositary).

Upon the timely receipt from an ADS holder as of the ADS Record Date of voting instructions in the manner specified by the ADS Depositary, the ADS Depositary will endeavor to vote (or to cause the vote of) (in person or by proxy), in so far as practicable and permitted under applicable law, the provisions of the Deposit Agreement, the amended and restated memorandum and articles of association of the Company and the provisions of the Shares, the Shares represented by ADSs at the general meeting in accordance with the voting instructions timely received (or deemed received) from ADS holders as of the ADS Record Date. Pursuant to the Deposit Agreement, the ADS Depositary will not itself exercise any voting discretion in respect of any Shares represented by ADSs and it will not vote or attempt to exercise the right to vote any Shares represented by ADSs other than in accordance with the voting instructions received from the relevant ADS holder. However, ADS holders as of the ADS Record Date whose voting instructions are timely received but fail to specify the manner in which the ADS Depositary is to vote will be deemed to have instructed the ADS Depositary to vote in favor of the items set forth in such voting instruction. If you hold your ADSs in an account with a broker or other securities intermediary, you should receive instructions on how to give voting instructions from your securities intermediary and you must follow those instructions if you wish to vote.

ADS holders will not be able to attend or vote at the general meeting directly (whether in person or by proxy) unless they surrender their ADSs to the ADS Depositary for cancelation, receive delivery of the corresponding Shares and become registered in the Company’s register of members as registered shareholders of the Shares underlying their ADSs prior to the close of business in the British Virgin Islands on the Share Record Date. ADS holders who wish to surrender their ADSs to the ADS Depositary for cancelation, and attend and vote at the general meeting, need to make arrangements to deliver the ADSs to the ADS Depositary for cancelation as soon as possible but in no event later than the close of business in New York City on                      together with (a) delivery instructions for the corresponding Shares represented by such ADSs (including, if applicable, the name and address of the person who will be the registered holder of such Shares), (b) payment of ADS Depositary’s fees associated with such cancelation (up to US$0.05 per ADS to be canceled pursuant to the terms of the Deposit Agreement), which will not be borne by the Surviving Company, and any applicable taxes, and (c) a certification that the ADS holder either (i) beneficially owned the relevant ADSs as of the ADS Record Date and has not given (or has canceled all voting instructions previously given), and will not give, voting instructions to the ADS Depositary as to the ADSs being surrendered for cancelation, or has given voting instructions to the ADS Depositary as to the ADSs being surrendered but undertakes not to vote the corresponding Shares at the general meeting, or (ii) did not beneficially own the ADSs as of the ADS Record Date and undertakes not to vote the corresponding Shares at the general meeting. If you hold your ADSs in an account with a broker or other securities intermediary, you should promptly contact your broker or other securities intermediary to find out what actions you need to take to instruct the intermediary to surrender the ADSs on your behalf. Upon surrender of the ADSs for cancelation, the ADS Depositary will direct The Hongkong and Shanghai Banking Corporation Limited, the custodian holding the Shares, to present the underlying Shares for registration of transfer to the former ADS holder (or a person designated by the former ADS holder). If after the registration of Shares in your name you wish to receive a certificate evidencing the Shares registered in your name, you will need to request the Company to issue and mail a certificate to your attention. If the Merger is not consummated, the Company would continue to be a publicly traded company in the United States and the ADSs will continue to be listed for quotation on OTC Pink. Shares are not listed and cannot be traded on any public marketplace other than the OTC Pink, and in such case only when represented by ADSs. As a result, if you have surrendered your ADSs for cancelation to attend the general meeting and the Merger is not consummated and you wish to be able to sell your Shares on a public marketplace, you will need to deposit your Shares into the Company’s ADS program for the issuance of the corresponding number of ADSs, subject to the terms and conditions of applicable law and the Deposit Agreement, including, among other things, the availability of ADSs for issuance under the existing F-6 registration statement and the payment of relevant fees of the ADS Depositary for the issuance of ADSs (up to US$0.05 per ADS issued), applicable share transfer taxes (if any) and related charges pursuant to the Deposit Agreement.

Registered shareholders who dissent from the Merger will have the right to receive payment of the fair value of their Shares in accordance with Section 179 of the BVI Companies Act if the Merger is completed, but only if they deliver to the Company, before the vote to authorize and approve the Merger is taken at the general meeting, a written objection to the Merger and subsequently comply with all procedures and requirements of Section 179 of the BVI Companies Act for the exercise of dissenters’ rights. A copy of Section 179 is attached as Annex D to the accompanying proxy statement. The fair value of your Shares as determined in accordance with Section 179

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of the BVI Companies Act could be more than, the same as, or less than the merger consideration you would receive pursuant to the Merger Agreement if you do not exercise dissenters’ rights with respect to your Shares. This proxy statement is not to be construed or taken as legal advice on British Virgin Islands law. Registered shareholders who wish to exercise any rights in relation to the BVI Companies Act, be it pursuant to Section 179 or otherwise, should obtain their own copy of the complete BVI Companies Act and seek legal advice from a law firm authorized to practice British Virgin Islands law without delay.

ADS HOLDERS WILL NOT HAVE THE RIGHT TO EXERCISE DISSENTERS’ RIGHTS AND RECEIVE PAYMENT OF THE FAIR VALUE OF THE SHARES UNDERLYING THEIR ADSs. THE ADS DEPOSITARY WILL NOT EXERCISE OR ATTEMPT TO EXERCISE ANY DISSENTERS’ RIGHTS WITH RESPECT TO ANY OF THE SHARES THAT IT HOLDS, EVEN IF AN ADS HOLDER REQUESTS THE ADS DEPOSITARY TO DO SO. ADS HOLDERS WISHING TO EXERCISE DISSENTERS’ RIGHTS MUST SURRENDER THEIR ADSs TO THE ADS DEPOSITARY FOR CANCELATION AS SOON AS POSSIBLE BUT IN NO EVENT LATER THAN THE CLOSE OF BUSINESS (NEW YORK CITY TIME) ON                      TO THE ADS DEPOSITARY FOR CANCELATION AND CONVERSION INTO SHARES, PAY THE ADS DEPOSITARY’S FEES REQUIRED FOR THE CANCELATION OF THEIR ADSs (US$0.05 PER ADS CANCELED), PROVIDE INSTRUCTIONS FOR THE REGISTRATION OF THE CORRESPONDING SHARES IN THE COMPANY’S REGISTER OF MEMBERS AND DELIVERY INSTRUCTIONS FOR THE CORRESPONDING SHARES, AND CERTIFY THAT THEY EITHER (I) BENEFICIALLY OWNED THE ADSs AS OF THE ADS RECORD DATE AND HAVE NOT GIVEN (OR HAVE CANCELED ALL VOTING INSTRUCTIONS PREVIOUSLY GIVEN), AND WILL NOT GIVE, VOTING INSTRUCTIONS AS TO THEIR ADSs OR HAVE GIVEN VOTING INSTRUCTIONS TO THE ADS DEPOSITARY AS TO THE ADSs BEING SURRENDERED FOR CANCELATION BUT UNDERTAKE NOT TO VOTE THE CORRESPONDING SHARES AT THE GENERAL MEETING, OR (II) DID NOT BENEFICIALLY OWN THE RELEVANT ADSs AS OF THE ADS RECORD DATE AND UNDERTAKE NOT TO VOTE THE CORRESPONDING SHARES AT THE GENERAL MEETING, AND BECOME REGISTERED SHAREHOLDERS BEFORE THE VOTE TO AUTHORIZE AND APPROVE THE MERGER IS TAKEN AT THE GENERAL MEETING. FOR THE AVOIDANCE OF DOUBT, ANY ADS HOLDERS WHO SURRENDER THEIR ADSs AND BECOME HOLDERS OF SHARES AFTER THE SHARE RECORD DATE WILL NOT BE ENTITLED TO ATTEND OR VOTE AT THE GENERAL MEETING, BUT WILL BE ENTITLED TO EXERCISE DISSENTERS’ RIGHTS IF THEY BECOME REGISTERED SHAREHOLDERS BEFORE THE VOTE IS TAKEN AT THE GENERAL MEETING, IN ACCORDANCE WITH THE IMMEDIATELY PRECEDING SENTENCE. AFTER SURRENDERING THEIR ADSs AND BECOMING REGISTERED SHAREHOLDERS, SUCH FORMER ADS HOLDERS MUST COMPLY WITH THE PROCEDURES AND REQUIREMENTS FOR EXERCISING DISSENTERS’ RIGHTS WITH RESPECT TO SUCH SHARES UNDER SECTION 179 OF THE BVI COMPANIES ACT. IF THE MERGER IS NOT CONSUMMATED, THE COMPANY WOULD CONTINUE TO BE A PUBLICLY TRADED COMPANY IN THE UNITED STATES AND THE ADSs WILL CONTINUE TO BE LISTED FOR QUOTATION ON OTC PINK. THE COMPANY’S SHARES ARE NOT LISTED AND CANNOT BE TRADED ON ANY PUBLIC MARKETPLACE OTHER THAN OTC PINK, AND IN SUCH CASE ONLY IN THE FORM OF ADSs. AS A RESULT, IF A FORMER ADS HOLDER HAS SURRENDERED HIS, HER OR ITS ADSs FOR CANCELATION TO THE ADS DEPOSITARY IN ORDER TO EXERCISE DISSENTERS’ RIGHTS AND THE MERGER IS NOT CONSUMMATED AND SUCH FORMER ADS HOLDER WISHES TO BE ABLE TO SELL HIS, HER OR ITS SHARES ON A PUBLIC MARKETPLACE, SUCH FORMER ADS HOLDER WILL NEED TO DEPOSIT HIS, HER OR ITS SHARES INTO THE COMPANY’S ADS PROGRAM FOR THE ISSUANCE OF THE CORRESPONDING NUMBER OF ADSs, SUBJECT TO THE TERMS AND CONDITIONS OF APPLICABLE LAW AND THE DEPOSIT AGREEMENT, INCLUDING, AMONG OTHER THINGS, THE AVAILABILITY OF ADSs FOR ISSUANCE UNDER THE EXISTING F-6 REGISTRATION STATEMENT(s) FOR THE ADSs, AND THE PAYMENT OF RELEVANT FEES OF

THE ADS DEPOSITARY FOR THE ISSUANCE OF ADSs (US$0.05 PER ADS ISSUED), APPLICABLE SHARE TRANSFER TAXES (IF ANY), AND RELATED CHARGES PURSUANT TO THE DEPOSIT AGREEMENT.

If you have any questions or need assistance voting your Shares or ADSs, please call our Going Private Project Team at +86 1500-6007-110. ADS holders who have any questions should contact the ADS Depositary at shrrelations@cpushareownerservices.com or call 1-888-BNY-ADRS (1-888-269-2377) (from the United States) or 201-680-6825 (from outside the United States). ADS holders who hold ADSs in a securities account should contact their broker or other securities intermediary through which such ADSs are held.

Thank you for your cooperation and continued support.

Sincerely,	Sincerely,

To Wai Suen (Eric) Chairman of the Special Committee	Jianhui Lai Chairman of the Board

The accompanying proxy statement is dated                , and is first being mailed to the Company’s registered shareholders and ADS holders on or about                .

CHINA ZENIX AUTO INTERNATIONAL LIMITED

NOTICE OF GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON

Dear Shareholder:

Notice is hereby given that a general meeting of shareholders of China Zenix Auto International Limited (referred to herein alternately as the “Company,” “us,” “we” or other terms correlative thereto) will be held on                 at                 a.m. (Beijing time) at                 .

Only registered holders of ordinary shares of the Company, par value US$0.0001 per share (each, a “Share”), as of 5:00 p.m. British Virgin Islands time on                 (the “Share Record Date”) or their proxy holders are entitled to attend and vote at this general meeting or any adjournment thereof. At the general meeting, you will be asked to consider and vote upon the following resolutions:

THAT the Agreement and Plan of Merger, dated as of October 19, 2021 (the “Merger Agreement”), between the Company and Newrace Limited, a company limited by shares incorporated under the laws of the British Virgin Islands (“Parent”), which was joined by Newrace Mergersub Limited, a company limited by shares incorporated under the laws of the British Virgin Islands (“Merger Sub”), on October 20, 2021, pursuant to which Merger Sub will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving company (the “Surviving Company”) and becoming a wholly owned subsidiary of Parent (such Merger Agreement (including the joinder thereto) being in the form attached as Annex A to the proxy statement accompanying this notice of general meeting and which will be produced and made available for inspection at the general meeting), the plan of merger with respect to the Merger (together with the Articles of Merger, the “Plan of Merger”) and the articles of merger required to be filed with the Registrar of Corporate Affairs of the British Virgin Islands in connection with the Merger (the “Articles of Merger”) (such Plan of Merger being substantially in the form attached as Annex B to the proxy statement accompanying this notice of general meeting and which will be produced and made available for inspection at the general meeting), and the consummation of the transactions contemplated by the Merger Agreement and the Plan of Merger, including the Merger (collectively, the “Transactions”), be approved and authorized by the Company;

THAT each member of a special committee of the board of directors of the Company (the “Board”), composed solely of independent and disinterested directors of the Company (the “Special Committee”), and the Chief Financial Officer of the Company, each be authorized to do all things necessary to give effect to the Merger Agreement, the Plan of Merger and the consummation of the Transactions; and

THAT the general meeting be adjourned in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the general meeting to pass the resolutions of shareholders to be proposed at the general meeting.

Please refer to the accompanying proxy statement, which is attached to and made a part of this notice. A list of the Company’s registered shareholders will be available at its principal executive offices at                                                  , People’s Republic of China, during ordinary business hours for the two business days immediately prior to the general meeting.

After careful consideration and upon the unanimous recommendation of the Special Committee, the Board (other than Mr. Jianhui Lai (the “Chairman”) who abstained from the vote) (a) determined that the Merger, as contemplated in the Merger Agreement and the Plan of Merger, is fair to and in the best interests of the Company and its shareholders and ADS holders, other than shareholders and ADS holders who are affiliates of the

Company and the Buyer Group (such unaffiliated shareholders and ADS holders are referred to herein as the “Unaffiliated Security Holders”), and it is advisable for the Company to enter into the Merger Agreement and the Plan of Merger, and to consummate the Transactions, (b) authorized and approved the Merger Agreement, the Plan of Merger and the consummation of the Transactions and (c) resolved to recommend the approval and authorization of the Merger Agreement, the Plan of Merger and the consummation of the Transactions to the registered shareholders of the Company and directed that the Merger Agreement, the Plan of Merger and the consummation of the Transactions be submitted to a vote of the shareholders of the Company for authorization and approval. The Board recommends that you vote FOR the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the consummation of the Transactions, FOR the proposal to authorize members of the Special Committee and the Chief Financial Officer of the Company, to do all things necessary to give effect to the Merger Agreement, the Plan of Merger and the Transactions, and FOR the proposal to adjourn the general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the general meeting to pass the resolutions of shareholders to be proposed at the general meeting.

The Merger cannot be completed unless the Merger Agreement, the Plan of Merger and the consummation of the Transactions are authorized and approved by a resolution of shareholders of the Company passed by an affirmative vote of registered shareholders (including Shares represented by ADSs) representing a majority of the voting power of the outstanding Shares present and voting in person or by proxy as a single class at the general meeting or any adjournment or postponement thereof. As of the date of this proxy statement, the Chairman, Parent and Merger Sub (the “Buyer Group”) beneficially own in the aggregate 143,587,200 Shares (including Shares represented by ADSs), which collectively represent approximately 69.53% of the Company’s total issued and outstanding Shares and voting power of the Company, all of which will be voted in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the consummation of the Transactions pursuant to the terms of the Merger Agreement.    Accordingly, based on                 Shares expected to be issued and outstanding on the Share Record Date, and assuming that members of the Buyer Group vote all their Shares in favor of the resolutions of shareholders in accordance with the Merger Agreement, a quorum will be present at the general meeting and sufficient votes will be cast to authorize and approve the Merger Agreement, the Plan of Merger and the consummation of the Transactions, without any further vote of any other shareholder.

Regardless of whether you plan to attend the general meeting in person, we request that you submit your proxy in accordance with the instructions set forth on the proxy card as promptly as possible. To be valid, your proxy card must be completed, signed and returned to the Company’s offices (to the attention of: Going Private Project Team) at                                                  , People’s Republic of China, no later than                 a.m. (Beijing time),                 , being 48 hours before the time appointed for the general meeting. The proxy card is the “instrument appointing a proxy” as referred to in the Company’s amended and restated memorandum and articles of association. Parent will exercise its right as a registered shareholder of the Company to demand poll voting at the meeting and voting will take place by poll voting accordingly. The effect of poll voting is that the number of votes each registered shareholder has will depend on the number of Shares held by such shareholder. Each registered shareholder has one vote for each Share held as of 5:00 p.m. British Virgin Islands time on the Share Record Date. If you receive more than one proxy card because you own Shares that are registered in different names, please vote all of your Shares shown on each of your proxy cards in accordance with the instructions set forth on the proxy card.

Completing the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the general meeting and vote your Shares in person. Please note, however, that if your Shares are registered in the name of a broker, bank or other nominee and you wish to vote at the general meeting in person, you must obtain from the record holder a proxy issued in your name.

If you abstain from voting, fail to cast your vote in person, fail to complete and return your proxy card in accordance with the instructions set forth on the proxy card, or fail to give voting instructions to your broker, bank or other nominee, your vote will not be counted.

When proxies are properly dated, executed and returned by registered shareholders, the Shares they hold will be voted at the general meeting in accordance with the instructions of such shareholders. If no specific instructions are given by such registered shareholders, such Shares will be voted “FOR” the proposals as described above, unless you appoint a person other than the chairman of the meeting as your proxy, in which case the Shares represented by your proxy card will be voted (or not submitted for voting) as your proxy determines.

If you own ADSs as of the close of business in New York City on                          (the “ADS Record Date”) (and do not surrender such ADSs for cancelation and become a registered shareholder of the Shares underlying such ADSs as explained below), you cannot vote at the general meeting directly, but you may give voting instructions to The Bank of New York Mellon, in its capacity as the ADS Depositary and the holder of the Shares underlying your ADSs (the “ADS Depositary”), on how to vote the Shares underlying your ADSs by completing and signing the ADS voting instruction card and returning it in accordance with the instructions printed on it as soon as possible. The ADS Depositary must receive your instructions no later than 12:00 p.m. (New York City time) on                     . The ADS Depositary will endeavor, in so far as practicable, to vote or cause to be voted the number of Shares represented by your ADSs in accordance with your voting instructions. If you hold your ADSs in an account with a broker or other securities intermediary, you should receive instructions on how to give voting instructions from your securities intermediary and you must follow those instructions if you wish to vote.

Alternatively, if you own ADSs as of the close of business in New York City on the ADS Record Date, you may vote at the general meeting directly if you surrender your ADSs to the ADS Depositary for cancelation and become a registered shareholder of the Shares underlying your ADSs prior to the close of business in the British Virgin Islands on the Share Record Date. If you wish to surrender your ADSs to the ADS Depositary for the purpose of voting Shares directly, you need to make arrangements to deliver your ADSs to the ADS Depositary for cancelation as soon as possible but in no event later than the close of business in New York City on                          together with (a) delivery instructions for the corresponding Shares (name and address of the person who will be the registered shareholder of such Shares), (b) payment of the ADS cancelation fees (up to US$0.05 per ADS canceled pursuant to the terms of the deposit agreement, dated as of May 11, 2011, by and among the Company, the ADS Depositary, and the holders and beneficial owners of ADSs issued thereunder (the “Deposit Agreement”)), which will not be borne by the Company, and any applicable taxes, and (c) a certification that you either (i) beneficially owned the relevant ADSs as of the ADS Record Date and have not given (or have canceled all voting instructions previously given), and will not give, voting instructions to the ADS Depositary as to the ADSs being surrendered for cancelation, or have given voting instructions to the ADS Depositary as to the ADSs being surrendered for cancelation but undertake not to vote the corresponding Shares at the general meeting, or (ii) did not beneficially own the ADSs as of the ADS Record Date and undertakes not to vote the corresponding Shares at the general meeting.

If you hold your ADSs in an account with a broker or other securities intermediary, please promptly contact your broker or other securities intermediary to find out what actions you need to take to instruct the intermediary to surrender the ADSs on your behalf. Upon surrender of the ADSs for cancelation, the ADS Depositary will direct The Hongkong and Shanghai Banking Corporation Limited, the custodian holding the Shares, to present the underlying Shares for registration of transfer to the former ADS holder (or a person designated by the former ADS holder). It is difficult to predict how long the steps described above may take. ADS holders who wish to surrender to become registered shareholders are advised to take action as soon as possible.

Registered shareholders who dissent from the Merger will have the right to receive payment of the fair value of their Shares in accordance with Section 179 of the BVI Companies Act if the Merger is completed, but only if

x

they deliver to the Company, before the vote to authorize and approve the Merger is taken at the general meeting, a written objection to the Merger and subsequently comply with all procedures and requirements of Section 179 of the BVI Companies Act for the exercise of dissenters’ rights. A copy of Section 179 is attached as Annex D to the accompanying proxy statement. The fair value of their Shares as determined in accordance with Section 179 of the BVI Companies Act could be more than, the same as, or less than the merger consideration they would receive pursuant to the Merger Agreement if they do not exercise dissenters’ rights with respect to their Shares. This proxy statement is not to be construed or taken as legal advice on British Virgin Islands law. Registered shareholders who wish to exercise any rights in relation to the BVI Companies Act, be it pursuant to Section 179 or otherwise, should obtain their own copy of the complete BVI Companies Act and seek legal advice from a law firm authorized to practice British Virgin Islands law without delay.

ADS HOLDERS WILL NOT HAVE THE RIGHT TO EXERCISE DISSENTERS’ RIGHTS AND RECEIVE PAYMENT OF THE FAIR VALUE OF THE SHARES UNDERLYING THEIR ADSs. THE ADS DEPOSITARY WILL NOT EXERCISE OR ATTEMPT TO EXERCISE ANY DISSENTERS’ RIGHTS WITH RESPECT TO ANY OF THE SHARES THAT IT HOLDS, EVEN IF AN ADS HOLDER REQUESTS THE ADS DEPOSITARY TO DO SO. ADS HOLDERS WISHING TO EXERCISE DISSENTERS’ RIGHTS MUST SURRENDER THEIR ADSs TO THE ADS DEPOSITARY FOR CANCELATION AS SOON AS POSSIBLE BUT IN NO EVENT LATER THAN THE CLOSE OF BUSINESS (NEW YORK CITY TIME) ON                          TO THE ADS DEPOSITARY FOR CANCELATION AND CONVERSION INTO SHARES, PAY THE ADS DEPOSITARY’S FEES REQUIRED FOR THE CANCELATION OF THEIR ADSs (UP TO US$0.05 PER ADS CANCELED), PROVIDE INSTRUCTIONS FOR THE REGISTRATION OF THE CORRESPONDING SHARES IN THE COMPANY’S REGISTER OF MEMBERS AND DELIVERY INSTRUCTIONS FOR THE CORRESPONDING SHARES, AND CERTIFY THAT THEY EITHER (I) BENEFICIALLY OWNED THE ADSs AS OF THE ADS RECORD DATE AND HAVE NOT GIVEN (OR HAVE CANCELED ALL VOTING INSTRUCTIONS PREVIOUSLY GIVEN), AND WILL NOT GIVE, VOTING INSTRUCTIONS AS TO THEIR ADSs OR HAVE GIVEN VOTING INSTRUCTIONS TO THE ADS DEPOSITARY AS TO THE ADSs BEING SURRENDERED FOR CANCELATION BUT UNDERTAKE NOT TO VOTE THE CORRESPONDING SHARES AT THE GENERAL MEETING, OR (II) DID NOT BENEFICIALLY OWN THE RELEVANT ADSs AS OF THE ADS RECORD DATE AND UNDERTAKE NOT TO VOTE THE CORRESPONDING SHARES AT THE GENERAL MEETING, AND BECOME REGISTERED SHAREHOLDERS BEFORE THE VOTE TO AUTHORIZE AND APPROVE THE MERGER IS TAKEN AT THE GENERAL MEETING. FOR THE AVOIDANCE OF DOUBT, ANY ADS HOLDERS WHO SURRENDER THEIR ADSs AND BECOME HOLDERS OF SHARES AFTER THE SHARE RECORD DATE WILL NOT BE ENTITLED TO ATTEND OR VOTE AT THE GENERAL MEETING, BUT WILL BE ENTITLED TO EXERCISE DISSENTERS’ RIGHTS IF THEY BECOME REGISTERED SHAREHOLDERS BEFORE THE VOTE IS TAKEN AT THE GENERAL MEETING, IN ACCORDANCE WITH THE IMMEDIATELY PRECEDING SENTENCE. AFTER SURRENDERING THEIR ADSs AND BECOMING REGISTERED SHAREHOLDERS, SUCH FORMER ADS HOLDERS MUST COMPLY WITH THE PROCEDURES AND REQUIREMENTS FOR EXERCISING DISSENTERS’ RIGHTS WITH RESPECT TO SUCH SHARES UNDER SECTION 179 OF THE BVI COMPANIES ACT. IF THE MERGER IS NOT CONSUMMATED, THE COMPANY WOULD CONTINUE TO BE A PUBLICLY TRADED COMPANY IN THE UNITED STATES AND THE ADSs WILL CONTINUE TO BE LISTED FOR QUOTATION ON OTC PINK. THE COMPANY’S SHARES ARE NOT LISTED AND CANNOT BE TRADED ON ANY PUBLIC MARKETPLACE OTHER THAN OTC PINK, AND IN SUCH CASE ONLY IN THE FORM OF ADSs. AS A RESULT, IF A FORMER ADS HOLDER HAS SURRENDERED HIS, HER OR ITS ADSs FOR CANCELATION TO THE ADS DEPOSITARY IN ORDER TO EXERCISE DISSENTERS’ RIGHTS AND THE MERGER IS NOT CONSUMMATED AND SUCH FORMER ADS HOLDER WISHES TO BE ABLE TO SELL HIS, HER OR ITS SHARES ON A PUBLIC MARKETPLACE, SUCH FORMER ADS HOLDER WILL NEED TO DEPOSIT HIS, HER OR ITS SHARES INTO THE COMPANY’S ADS PROGRAM FOR THE ISSUANCE OF THE CORRESPONDING NUMBER OF ADSs, SUBJECT TO THE TERMS AND

CONDITIONS OF APPLICABLE LAW AND THE DEPOSIT AGREEMENT, INCLUDING, AMONG OTHER THINGS, THE AVAILABILITY OF ADSs FOR ISSUANCE UNDER THE EXISTING F-6 REGISTRATION STATEMENT(s) FOR THE ADSs, AND THE PAYMENT OF RELEVANT FEES OF THE ADS DEPOSITARY FOR THE ISSUANCE OF ADSs (UP TO US$0.05 PER ADS ISSUED), APPLICABLE SHARE TRANSFER TAXES (IF ANY), AND RELATED CHARGES PURSUANT TO THE DEPOSIT AGREEMENT.

If you have any questions or need assistance voting your Shares, please call our Going Private Project Team at +86 1500-6007-110.

The Merger Agreement, the Plan of Merger and the Transactions are described in the accompanying proxy statement. Copies of the Merger Agreement (including the joinder thereto) and the Plan of Merger are included as Annex A and Annex B, respectively, to the accompanying proxy statement. We urge you to read the entire accompanying proxy statement carefully.

Notes:

1.

In the case of joint holders, any one of such joint holder may vote, either in person or by proxy, in respect of such Share as if he or she were solely entitled thereto, but if more than one of such joint holders are present at the general meeting, the vote of the senior holder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the joint holders.

2.

The instrument appointing a proxy must be in writing under the hand of the appointer or of his or her attorney duly authorized in writing, or if the appointer is a corporation, either under its seal or under the hand of an officer, attorney or other person duly authorized to sign the same.

3.	A proxy need not be a member (registered shareholder) of the Company.

4.	The proxy card must be deposited in the manner set out in the notice of the general meeting. A proxy card that is not deposited in the manner permitted will be invalid.

5.

Votes given in accordance with the terms of a proxy card will be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, provided that no intimation in writing of such death, insanity or revocation was received by the Company at                                                      , People’s Republic of China, Attention: Going Private Project Team, at least two hours before the commencement of the general meeting, or adjourned meeting at which such proxy is used.

BY ORDER OF THE BOARD OF DIRECTORS,

Jianhui Lai
Chairman of the Board

PROXY STATEMENT

Dated

SUMMARY VOTING INSTRUCTIONS

Ensure that your Shares of China Zenix Auto International Limited can be voted at the general meeting by submitting your proxy or contacting your broker, bank or other nominee.

If your Shares are registered in the name of a broker, bank or other nominee: check the voting instruction card forwarded by your broker, bank or other nominee to see which voting options are available or contact your broker, bank or other nominee in order to obtain directions as to how to ensure that your Shares are voted at the general meeting.

If your Shares are registered in your name: submit your proxy as soon as possible by signing, dating and returning the accompanying proxy card in the enclosed postage-paid envelope, so that your Shares can be voted at the general meeting in accordance with your instructions.

If you submit your proxy card without indicating how you wish to vote, the Shares represented by your proxy will be voted in favor of the resolutions to be proposed at the general meeting, unless you appoint a person other than the chairman of the meeting as your proxy, in which case the Shares represented by your proxy will be voted (or not submitted for voting) as your proxy determines.

If your ADSs are held through a broker or other securities intermediary: check the ADS voting instruction card forwarded by your intermediary to see which voting options are available or contact your intermediary in order to obtain directions as to how to give instructions for voting the Shares represented by your ADSs at the general meeting.

If your ADSs are registered in your name: submit your ADS voting instruction card as soon as possible by signing, dating and returning the ADS voting instruction card so that the Shares represented by your ADSs may be voted at the general meeting on your behalf by the ADS Depositary (as defined below), as the registered holder of the Shares represented by your ADSs.

If you submit your ADS voting instruction card without indicating how you wish to vote, you will be deemed to have instructed the ADS Depositary to vote “FOR” the unmarked item.

If you have any questions, require assistance with voting your proxy card, or need additional copies of proxy material, please contact our Going Private Project Team at +86 1500-6007-110.

SUMMARY TERM SHEET

This “Summary Term Sheet” and the “Questions and Answers About the General Meeting and the Merger” highlight selected information contained in this proxy statement regarding the Merger (as defined below) and may not contain all of the information that may be important to your consideration of the Merger and other transactions contemplated by the Merger Agreement (as defined below). You should carefully read this entire proxy statement and the other documents to which this proxy statement refers for a more complete understanding of the matters being considered at the general meeting. In addition, this proxy statement incorporates by reference important business and financial information about the Company. You are encouraged to read all of the documents incorporated by reference into this proxy statement and you may obtain such information without charge by following the instructions in “Where You Can Find More Information” beginning on page 91. In this proxy statement, the terms “the Company,” “us,” “we” and other terms correlative thereto refer to China Zenix Auto International Limited. All references to “dollars,” “US$” and “$” in this proxy statement are to U.S. dollars, and all references to “RMB” in this proxy statement are to Renminbi, the lawful currency of the People’s Republic of China (“PRC” or “China”).

The Parties Involved in the Merger

The Company

Founded in 2003, the Company is one of the largest commercial wheel manufacturers in the PRC in both the aftermarket and OEM market in terms of sales volume. It was incorporated in the British Virgin Islands on July 11, 2008 and completed its initial public offering in the United States on May 17, 2011.

The principal executive offices of the Company are located at No. 1608, North Circle Road State Highway, Zhangzhou, Fujian Province 363000, PRC. Its telephone number at this address is (86) 596-2600308, and its fax number is (86) 596-2600558. The Company’s website is www.zenixauto.com.

For a description of the Company’s history, development, business and organizational structure, see the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2020, filed on April 27, 2021 (the “Annual Report”), which is incorporated herein by reference. Please see “Where You Can Find More Information” beginning on page 91 for a description of how to obtain a copy of the Company’s Annual Report.

Mr. Jianhui Lai

Mr. Jianhui Lai is the founder, the chairman of the board of directors and chief executive officer of the Company. The Chairman is a PRC citizen. The business address of the Chairman is No. 1608, North Circle Road State Highway, Zhangzhou, Fujian Province 363000, PRC. The telephone number at this address is +86 596 2600928.

Parent

Newrace Limited is a company with limited liability incorporated under the laws of the British Virgin Islands and is wholly owned by the Chairman. The business address of Parent is No. 1608, North Circle Road State Highway, Zhangzhou, Fujian Province 363000, PRC. The telephone number at this address is +86 596 2600928.

Merger Sub

Newrace Mergersub Limited is a company with limited liability incorporated under the laws of the British Virgin Islands and is wholly owned by Parent. Merger Sub was formed solely for the purpose of engaging in the Transactions. The business address of Merger Sub is No. 1608, North Circle Road State Highway, Zhangzhou, Fujian Province 363000, PRC. The telephone number at this address is +86 596 2600928.

The Merger (Page 63)

You are being asked to vote to authorize and approve the Agreement and Plan of Merger dated as of October 19, 2021 between the Company and Newrace Limited, a company limited by shares incorporated under the laws of the British Virgin Islands (the “Parent”) (the “Merger Agreement”), which was joined by Newrace Mergersub Limited, a company limited by shares incorporated under the laws of the British Virgin Islands (“Merger Sub”) by executing a Joinder to Agreement and Plan of Merger dated as of October 20, 2021 (“Merger Sub Joinder”), the plan of merger with respect to the Merger (together with the Articles of Merger, the “Plan of Merger”), and the articles of merger required to be filed with the Registrar of Corporate Affairs of the British Virgin Islands, in connection with the Merger (the “Articles of Merger”), pursuant to which, once the Merger Agreement and the Plan of Merger are approved and authorized by the requisite vote of the registered shareholders of the Company and the other conditions to the completion of the transactions contemplated by the Merger Agreement are satisfied or waived in accordance with the terms of the Merger Agreement, Merger Sub will be merged with and into the Company and cease to exist (the “Merger”), with the Company continuing as the surviving company (the “Surviving Company”). The Surviving Company will be wholly owned by Parent, and will continue to do business under the name “China Zenix Auto International Limited” following the Merger. Copies of the Merger Agreement (including the joinder thereto) and the form of the Plan of Merger are attached as Annex A and Annex B, respectively, to this proxy statement. You should read the Merger Agreement and the Plan of Merger in their entirety because they, and not this proxy statement, are the legal documents that govern the Merger.

Merger Consideration (Page 64)

Under the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each ordinary share of the Company, par value US$0.0001 per share (each, a “Share”) issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares (as defined below), Dissenting Shares (as defined below) and Shares represented by American depositary shares (each, an “ADS”), will be canceled in exchange for the right to receive US$0.27 in cash per Share without interest (the “Per Share Merger Consideration”), and each ADS issued and outstanding immediately prior to the Effective Time, other than ADSs representing or that are the Excluded Shares, will represent only a right to receive US$1.08 in cash per ADS, without interest (the “Per ADS Merger Consideration”), after deduction of applicable fees, expenses, taxes and governmental charges. Notwithstanding the foregoing, if the Merger is completed, the following Shares will be canceled and cease to exist at the Effective Time but will not entitle the holders thereof to receive the consideration described in the immediately preceding sentence:

(a)

(i) Shares (including Shares represented by ADSs) held by Parent, Merger Sub and any of their respective affiliates, (ii) Shares (including Shares represented by ADSs) beneficially owned by the Company or any subsidiary of the Company or held in the Company’s treasury, and (iii) Shares (including Shares represented by ADSs) held by the ADS Depositary and reserved for issuance, settlement and allocation pursuant to any incentive plan, in each case, immediately prior to the Effective Time, will be canceled and cease to exist at the Effective Time without payment of any consideration or distribution therefor (collectively, the “Excluded Shares”); and

(b)

Shares owned by registered shareholders who have validly exercised and have not effectively withdrawn or lost their rights to dissent from the Merger (the “Dissenting Shares”) in accordance with Section 179 of the BVI Business Companies Act, as amended (the “BVI Companies Act”) will be canceled and cease to exist at the Effective Time and the holders of such Dissenting Shares shall be entitled to receive only the payment of the fair value of their Dissenting Shares as determined in accordance with Section 179 of the BVI Companies Act.

Purposes and Effects of the Merger (Pages 39 and 40)

The purpose of the Merger is to enable Parent to acquire 100% ownership and control of the Company in a transaction in which the Company’s registered shareholders and ADS holders, other than holders of the Excluded

Shares and Dissenting Shares, will be cashed out in exchange for the Per Share Merger Consideration or the Per ADS Merger Consideration, as applicable, so that the Buyer Group will bear the rewards and risks of the ownership of the Company after the Merger, including any future earnings and growth of the Company as a result of improvements to the Company’s operations or acquisitions of other businesses. See “Special Factors—Purposes of and Reasons for the Merger” beginning on page 39 for additional information.

The ADSs are currently listed for quotation on OTC Pink tier of the OTC Markets (the “OTC Pink”) under the symbol “ZXAIY.” Following the consummation of the Merger, the Company will cease to be a publicly traded company and will be a privately held company wholly owned by Parent. Following the completion of the Merger, the ADSs will no longer be listed for quotation on any securities exchange or quotation system, including OTC Pink. See “Special Factors—Effects of the Merger on the Company” beginning on page 40 for additional information.

Plans for the Company after the Merger (Page 44)

After the Effective Time, the Buyer Group anticipates that the Company’s operations will be conducted substantially as they are currently being conducted, except that the Company will cease to be a publicly traded company and will instead be a wholly owned subsidiary of Parent, which itself is wholly owned by the Chairman.

Position of the Buyer Group as to the Fairness of the Merger (Page 25)

Each member of the Buyer Group believes that the Merger is fair, both substantively and procedurally, to the Unaffiliated Security Holders. Their belief is based upon the factors discussed under the section entitled “Special Factors—Position of the Buyer Group as to the Fairness of the Merger” beginning on page 25.

Each member of the Buyer Group is making the statements included in this section solely for the purpose of complying with the requirements of Rule 13E-3 and related rules under the Exchange Act. The views of each member of the Buyer Group as to the fairness of the Merger are not intended to be and should not be construed as a recommendation to any shareholder of the Company as to how that shareholder should vote on the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the consummation of the Transactions.

Financing of the Merger (Page 45)

The Company and the Buyer Group estimate that the total amount of funds necessary to complete the Merger and the related transactions, excluding payment of fees and expenses in connection with the Merger, is anticipated to be approximately US$17 million, assuming no exercise of Dissenter Rights (as defined below) by shareholders of the Company.

The Buyer Group expects this amount to be provided through cash contribution by Parent and its affiliates. See “Special Factors—Financing of the Merger” beginning on page 45 for additional information.

Opinion of the Special Committee’s Financial Advisor (Page 31)

Pursuant to an engagement letter among Duff & Phelps, A Kroll Business operating as Kroll, LLC (“Duff & Phelps”), Duff & Phelps Securities, LLC (“DPS”), the Company and the Special Committee dated August 11, 2021 (the “D&P Engagement Letter”), Duff & Phelps was retained to provide a fairness opinion in connection with the Merger as the Special Committee’s independent financial advisor. On October 19, 2021, Duff & Phelps rendered its oral opinion, subsequently confirmed in writing, to the Special Committee, to the effect that, as of that date and based upon and subject to the procedures followed, assumptions made, factors and matters considered and qualifications and limitations on the review undertaken by Duff & Phelps as set forth in its opinion, the Per Share Merger Consideration to be received by the holders of Shares (other than the Excluded

Shares, the Dissenting Shares and Shares represented by ADSs) and the Per ADS Merger Consideration to be received by the holders of ADSs (other than ADSs representing or that are Excluded Shares) in the Merger, were fair, from a financial point of view, to such holders (without giving effect to any impact of the Merger on any particular holder of Shares or ADSs other than in their capacity as holders of Shares or ADSs).

The opinion of Duff & Phelps was addressed to the Special Committee and only addressed the fairness from a financial point of view of the Per Share Merger Consideration to be received by holders of Shares (other than the Excluded Shares, the Dissenting Shares and Shares represented by ADSs) and the Per ADS Merger Consideration to be received by holders of ADSs (other than ADSs representing or that are Excluded Shares) in the Merger, and does not address any other aspect or implication of the Merger. The summary of the opinion of Duff & Phelps in this proxy statement is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex C to this proxy statement and sets forth the procedures followed, assumptions made, factors and matters considered and qualifications and limitations on the review undertaken by Duff & Phelps in preparing its opinion. We encourage holders of Shares and ADSs to read carefully the full text of the written opinion of Duff & Phelps. However, the opinion of Duff & Phelps, the summary of the opinion and the related analyzes set forth in this proxy statement are not intended to be, and do not constitute, advice or a recommendation to any shareholder, or holder of ADSs, of the Company as to how to act or vote with respect to the Merger or any other matter. See “Special Factors—Opinion of the Special Committee’s Financial Advisor” beginning on page 31 for additional information.

Interests of the Company’s Executive Officers and Directors in the Merger (Page 46)

In considering the recommendation of the Special Committee and the Board, the Company’s registered shareholders should be aware that certain of the Company’s directors and executive officers have interests in the Transactions that are different from, and/or in addition to, the interests of the Company’s registered shareholders generally. These interests include:

•	the beneficial ownership of equity interests in Parent by the Chairman;

•

the potential enhancement or decline of the share value of the Surviving Company, of which the Chairman will have beneficial ownership as a result of the completion of the Merger, and future performance of the Surviving Company;

•

continued indemnification rights, rights to advancement of fees and directors and officers liability insurance, which will continue to be provided to the existing directors and officers of the Company following the completion of the Merger. See “The Merger Agreement—Directors’ and Officer’ Indemnification and Insurance” of this proxy statement;

•

the compensation at a rate of US$8,000 per month for the chairman of the Special Committee and US$3,000 per month for the other members of the Special Committee, respectively, in exchange for each member’s services in such capacity (the payment of which is not contingent upon the closing of the Merger or the Special Committee’s or the Board’s recommendation of the Merger); and

•

the expected continuation of service of the executive officers of the Company with the Surviving Company in positions that are substantially similar to their current positions, allowing them to benefit from remuneration arrangements with the Surviving Company.

The Special Committee and the Board were aware of these potential conflicts of interest and considered them, among other matters, in reaching their decisions and recommendations with respect to the Merger Agreement and related matters. See “Special Factors—Interests of Certain Persons in the Merger” beginning on page 46 for additional information.

Deposit and Undertaking (Page 73)

Prior to or contemporaneously with the execution of the Merger Agreement, Parent is required to deposit US$14,500,000 (the “Deposit Amount”) into China Wheel Limited, a wholly owned subsidiary of the Company (“Deposit Sub”). Any amounts payable by Parent to the Company in connection with the termination of the Merger Agreement will first be paid out of the Deposit Amount.

See “Special Factors Relating to the Merger—Deposit and Undertaking” beginning on page 73 for additional information. As of the date of the Merger Agreement, Parent has deposited the Deposit Amount into the account of Deposit Sub. .

Conditions to the Merger (Page 75)

The consummation of the Merger is subject to the satisfaction or waiver of the following conditions:

•

the Merger Agreement, the Plan of Merger and the Transactions, having been authorized and approved by the affirmative vote of holders of Shares (including Shares represented by ADSs) representing at least a majority of the voting power of the outstanding Shares present and voting in person or by proxy as a single class at the Shareholders Meeting (as defined below) (the “Requisite Company Vote”); and

•

no governmental authority of competent jurisdiction having enacted, issued, promulgated, enforced or entered any law or award, writ, injunction, determination, rule, regulation, judgment, decree or executive order, whether temporary, preliminary or permanent, which has the effect of enjoining, restraining, or prohibiting the consummation of the Merger.

The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver of the following additional conditions:

•	the representations and warranties of the Company in the Merger Agreement being true and correct as of the date of the Merger Agreement and as of the closing date, subject to certain qualifications;

•

the Company having performed or complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by it on or prior to the closing date;

•	there not having been any Company Material Adverse Effect (as defined below) since the date of the Merger Agreement that is continuing; and

•	the Company having delivered to Parent a certificate, dated the closing date, signed by a senior executive officer of the Company, certifying as to the satisfaction of the conditions above.

The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver of the following additional conditions:

•

the representations and warranties of Parent and Merger Sub in the Merger Agreement being true and correct as of the date of the Merger Agreement and as of the closing date, subject to certain qualifications;

•

Parent and Merger Sub having performed or complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by each of them on or prior to the closing date; and

•	Parent having delivered to the Company a certificate, dated the closing date, signed by an executive officer of Parent, certifying as to the satisfaction of the conditions above.

Termination of the Merger Agreement (page 76)

The Merger Agreement may be terminated at any time prior to Effective Time (if by the Company, acting at the direction of the Special Committee):

(a)	by mutual written consent of Parent and the Company; or

(b)	by either Parent or the Company, if:

•	the Effective Time having not occurred on or before July 19, 2022 (the “Termination Date”);

•

any governmental authority of competent jurisdiction having enacted, issued, promulgated, enforced or entered any final and non-appealable law or order, which has the effect of preventing or prohibiting consummation of the Merger; or

•	the Requisite Company Vote having not been obtained at the Shareholders Meeting duly convened therefor and concluded or at any adjournment or postponement thereof;

provided that, in each case, this termination right is not be available to any party whose failure (or, in the case of Parent, the failure of Parent or Merger Sub) to fulfill any of its obligations under the Merger Agreement has been a material cause of, or resulted in, the failure of the Merger to be consummated by the Termination Date or the applicable condition(s) being satisfied.

(c)	by the Company, upon:

•	a Parent Breach Termination Event;

•	a Parent Failure to Close Termination Event;

•	a Superior Proposal Termination Event; or

•	an Intervening Event Termination Event.

(d)	by Parent upon any Parent Termination Event.

each as defined in the section entitled “The Merger Agreement—Termination of the Merger Agreement” beginning on page 76

U.S. Federal Income Tax Consequences (Page 51)

The receipt of cash pursuant to the Merger or through the exercise of Dissenter Rights in connection with the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local and other tax laws. Special rules will apply if you are a “U.S. Holder” and the Company was or currently is a passive foreign investment company, or “PFIC.” See “Special Factors—U.S. Federal Income Tax Consequences” beginning on page 51. The tax consequences of the Merger or the exercise of Dissenter Rights to you will depend upon your personal circumstances. You should consult your tax advisors for a full understanding of the U.S. federal, state, local, foreign and other tax consequences of the Merger to you.

PRC Income Tax Consequences (Page 53)

The Company does not believe that it should be considered a resident enterprise under the PRC Enterprise Income Tax Law (the “EIT Law”) or that the gains recognized on the receipt of cash for the Shares or ADSs should otherwise be subject to PRC tax to holders of such Shares or ADSs that are not PRC residents. However, there is uncertainty regarding whether the PRC tax authorities would deem the Company to be a resident enterprise. If the PRC tax authorities were to determine that the Company should be considered a resident enterprise, then gains recognized on the receipt of cash for the Shares or ADSs pursuant to the Merger by the holders of such Shares or ADSs who are not PRC residents could be treated as PRC-source income that would be subject to PRC income tax at a rate of 10% in the case of enterprises or 20% in the case of individuals (subject to applicable tax treaty relief, if any), and, even in the event that the Company is not considered a resident enterprise, gains recognized on the receipt of cash for Shares or ADSs will be subject to PRC tax if the holders of such Shares or ADSs are PRC residents. The Company does not believe that the Merger is without reasonable commercial purpose for purposes of Bulletin 37 and Bulletin 7, and, as a result, the Company (as purchaser and withholding agent) will not withhold any PRC tax (under Bulletin 7 and Bulletin 37) from the merger consideration to be paid to holders of Shares or ADSs. See “Special Factors—PRC Income Tax Consequences” beginning on page 53. You should consult your own tax advisor for a full understanding of the tax consequences of the Merger to you, including any PRC tax consequences.

British Virgin Islands Tax Consequences (Page 54)

The British Virgin Islands currently has no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. No taxes, fees or charges will be payable (either by direct assessment or withholding) to the government or other taxing authority in the British Virgin Islands under the laws of the British Virgin Islands in respect of the Merger or the receipt of cash for your Shares or ADSs under the terms of the Merger Agreement. This is subject to the qualification that registration fees will be payable by the Company to the Registrar of Corporate Affairs of the British Virgin Islands to register the Plan of Merger. Please see “Material British Virgin Islands Tax Consequences” beginning on page 54 for additional information.

Regulatory Matters (Page 48)

The Company does not believe that any material federal or state regulatory approvals, filings or notices are required in connection with effecting the Merger other than (a) the approvals, filings or notices required under the federal securities laws, (b) the filing of the Plan of Merger (and supporting documentation as specified in the BVI Business Companies Act) with the Registrar of Corporate Affairs of the British Virgin Islands. See “The Merger Agreement—Conditions to the Merger” beginning on page 75 for additional information.

Litigation Related to the Merger (Page 48)

We are not aware of any lawsuit that challenges the Merger, the Merger Agreement or the Transactions.

Accounting Treatment of the Merger (Page 48)

The Merger is expected to be accounted for as a business combination by Parent in accordance with Accounting Standards Codification 805 “Business Combinations,” initially at the fair value of the Company as of the date of the closing of the Merger, which is the date of the acquisition.

QUESTIONS AND ANSWERS ABOUT THE GENERAL MEETING AND THE MERGER

The following questions and answers address briefly some questions you may have regarding the general meeting and the Merger. These questions and answers may not address all questions that may be important to you as a shareholder of the Company. Please refer to the more detailed information contained elsewhere in this proxy statement, the annexes to this proxy statement and the documents referred to or incorporated by reference in this proxy statement.

Q:	When and where will the general meeting be held?

A:	The general meeting will take place on , at a.m. (Beijing time) at .

Q:	How does the Board recommend that I vote on the proposals?

A:	After careful consideration, and upon the unanimous recommendation of the Special Committee, the Board (other than the Chairman who abstained from the vote) recommends you to vote:

•	FOR the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the consummation of the Transactions;

•

FOR the proposal to authorize each of the members of the Special Committee and the Chief Financial Officer of the Company, to do all things necessary to give effect to the Merger Agreement, the Plan of Merger and the consummation of the Transactions; and

•

FOR the proposal to adjourn the general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the general meeting to pass the resolutions of shareholders to be proposed at the general meeting.

Q:	How do I vote if my Shares are registered in my name?

A:

If Shares are registered in your name as of 5:00 p.m. British Virgin Islands time on                  (the “Share Record Date”), you should simply indicate on your proxy card how you want to vote, and sign and mail your proxy card in the accompanying return envelope as soon as possible so that it is received by the Company no later than                 a.m. (Beijing time),                 , being 48 hours before the time appointed for the general meeting, which is the deadline to lodge your proxy card for it to be valid, so that your Shares may be represented and voted at the general meeting. Alternatively, you can attend the general meeting and vote in person. If your Shares are held by your broker, bank or other nominee, please see below for additional information.

Q:	How do I vote if I own ADSs?

A:

If you own ADSs as of the close of business in New York City on the ADS Record Date, you cannot vote at the general meeting directly, but you may instruct the ADS Depositary (as the holder of Shares underlying your ADSs) on how to vote the Shares underlying your ADSs by completing and signing the ADS voting instruction card and returning it in accordance with the instructions printed on it as soon as possible. The ADS Depositary must receive such instructions no later than 12:00 p.m. (New York City time) on                 , 2021. The ADS Depositary will endeavor, in so far as practicable, to vote or cause to be voted the number of Shares represented by your ADSs in accordance with your voting instructions.

Alternatively, if you own ADSs as of the close of business in New York City on the ADS Record Date, you may vote at the general meeting directly if you surrender your ADSs for cancelation to the ADS Depositary and become a holder of the Shares underlying your ADSs prior to the close of business in the British Virgin Islands on the Share Record Date.

Q:	If my Shares or ADSs are held in an account with a broker or other securities intermediary, will my broker or other securities intermediary vote my Shares or ADSs on my behalf?

A:

Your broker or other securities intermediary will only vote your Shares on your behalf or give voting instruction with respect to Shares underlying your ADSs on your behalf if you instruct it how to vote. Therefore, it is important that you promptly follow the directions provided by your broker or other securities intermediary regarding how to instruct it to vote your Shares or ADSs. If you do not instruct your broker or other securities intermediary how to vote your Shares that it holds, those Shares or ADSs will not be voted.

Q:	What will happen if I abstain from voting or fail to vote on the proposal to authorize and approve the Merger Agreement?

A:

If you abstain from voting, fail to cast your vote in person, fail to complete and return your proxy card in accordance with the instructions set forth on the proxy card, or fail to give voting instructions to the ADS Depositary, your broker, bank, or other nominee, your vote will not be counted.

Q:	May I change my vote?

A:	Yes. If you are a registered shareholder, you may change your vote in one of the following three ways:

•

First, you may revoke a proxy by written notice of revocation given to the chairman of the general meeting at least two hours before the commencement of the general meeting. Any written notice revoking a proxy should also be sent to the Company’s offices at                     , People’s Republic of China, Attention: Going Private Project Team, at least two hours before the commencement of the general meeting.

•

Second, you may complete, date and submit a new proxy card bearing a later date than the proxy card sought to be revoked to the Company so that it is received by the Company no later than                 a.m. (Beijing time) on                , being 48 hours before the time appointed for the general meeting which is the deadline to lodge your proxy card for it to be valid.

•	Third, you may attend the general meeting and vote in person. Attendance, by itself, will not revoke a proxy. It will only be revoked if the shareholder actually votes at the general meeting.

ADS holders may revoke their voting instructions by notification to the ADS Depositary in writing at any time prior to 12:00 p.m. (New York City time) on                , 2021. A holder of ADSs can do this in one of two ways:

•	First, a holder of ADSs can revoke its voting instructions by written notice of revocation timely delivered to the ADS Depositary.

•	Second, a holder of ADSs can complete, date and submit a new ADS voting instruction card to the ADS Depositary bearing a later date than the ADS voting instruction card sought to be revoked.

If you hold your Shares or ADSs through a broker or other securities intermediary and you have instructed your intermediary to vote your Shares or ADSs, you must follow directions received from the intermediary to change your instructions.

Q:	What should I do if I receive more than one set of voting materials?

A:

If you are a holder of record and your Shares or ADSs are registered in more than one name, you will receive more than one proxy or voting instruction or voting instruction card. Please submit each proxy card that you receive.

Q:	If I am a holder of certificated Shares or ADRs, should I send in my Share certificates or my ADRs now?

A:

No, please do not send in your share certificates or ADRs now. After the Merger is completed, holders of certificated Shares will be sent a form of letter of transmittal with detailed written instructions for exchanging your share certificates for the Per Share Merger Consideration. Similarly, after the Merger is completed, ADR holders will be sent a form of letter of transmittal with detailed written instructions for exchanging your ADRs for the Per ADS Merger Consideration.

All holders of uncertificated Shares and uncertificated ADSs will automatically receive their net merger consideration shortly after the Merger is completed without any further action required on the part of such holders. If your ADSs are held in a securities account with a broker or other securities intermediary, your intermediary will credit the net merger consideration to your account.

Q:	Am I entitled to Dissenter Rights?

A:

Registered shareholders who dissent from the Merger will have the right to receive payment of the fair value of their Shares as determined in accordance with Section 179 of the BVI Companies Act if the Merger is consummated, but only if they deliver to the Company, before the vote to authorize and approve the Merger is taken at the general meeting, a written objection to the Merger and subsequently comply with all procedures and requirements of Section 179 of the BVI Companies Act for the exercise of Dissenter Rights. A copy of Section 179 of the BVI Companies Act is attached as Annex D to this proxy statement. The fair value of each of their Shares as determined under the BVI Companies Act could be more than, the same as, or less than the Per Share Merger Consideration they would receive pursuant to the Merger Agreement if they do not exercise Dissenter Rights with respect to their Shares.

ADS holders will not have the right to exercise Dissenter Rights and receive payment of the fair value of the Shares underlying their ADSs in accordance with Section 179 of the BVI Companies Act. The ADS Depositary will not attempt to exercise any Dissenter Rights with respect to any of the Shares that it holds, even if an ADS holder requests the ADS Depositary to do so. ADS holders wishing to exercise Dissenter Rights must surrender their ADSs to the ADS Depositary for cancelation, pay the ADS Depositary’s fees required for the cancelation of their ADSs (up to US$0.05 per ADS canceled), provide instructions for the registration of the corresponding Shares in the Company’s register of members and delivery instructions for the corresponding Shares, and certify that they have not given, and will not give, voting instructions as to their ADS (or, alternatively, that they will not vote the corresponding Shares) as soon as possible but in no event later than the close of business (New York City time) on                , 2021, and become registered shareholders prior to the vote to authorize and approve the Merger is taken at the general meeting. Thereafter, such former ADS holders must comply with the procedures and requirements for exercising Dissenter Rights with respect to such Shares under Section 179 of the BVI Companies Act.

We encourage you to read the section of this proxy statement entitled “Dissenters’ Rights” beginning on page 80 as well as “Annex D—BVI Companies Act —Section 179” to this proxy statement carefully. This proxy statement is not to be construed or taken as legal advice on the British Virgin Islands law. Registered shareholders who wish to exercise any rights in relation to the BVI Companies Act, be it pursuant to Section 179 or otherwise, should obtain their own copy of the complete BVI Companies Act and seek legal advice from a law firm authorized to practice the British Virgin Islands law without delay.

Q:	What do I need to do now?

A:

We urge you to read this proxy statement carefully, including its annexes, exhibits, attachments and the other documents referred to or incorporated by reference herein and to consider how the Merger affects you as a shareholder. After you have done so, please vote as soon as possible.

Q:	Will any proxy solicitors be used in connection with the general meeting?

A:

We have not retained a third-party service provider to assist in the solicitation process. We will ask banks, brokers and other custodians, nominees and fiduciaries to forward our proxy solicitation materials to the beneficial owners of Shares. In addition, proxies may be solicited by mail, in person, by telephone, by internet or by facsimile by certain of our officers, directors and employees. These persons will receive no additional compensation for solicitation of proxies but may be reimbursed for reasonable out-of-pocket expenses. We will pay all expenses of filing, printing and mailing this proxy statement.

Q:	Who can help answer my questions?

A:

If you have any questions about the Merger or if you need additional copies of this proxy statement or the accompanying proxy card, you should contact our Going Private Project Team at +86 1500-6007-110.

In order for you to receive timely delivery of any additional copy of this proxy statement or the accompanying proxy card in advance of the general meeting, you must make your request no later than ten days prior to the date of the general meeting.

SPECIAL FACTORS

Background of the Merger

Most of the events leading to the execution of the Merger Agreement described in this “Background of the Merger” occurred in the PRC. As a result, all dates and times referenced in this Background of the Merger refer to Beijing Time.

The Board and senior management of the Company periodically review the Company’s long-term strategic plans with the goal of maximizing shareholder value. As part of this ongoing process, the Board and senior management have, from time to time, considered strategic alternatives that may be available to the Company.

The Company’s stock price has been struggling since the ADS was involuntarily delisted from The New York Stock Exchange (“NYSE”) and started trading on OTC Pink in 2018. The Company has continued to incur costs and to expend resources associated with operating as a public company, despite its challenged stock price and thinly traded stock. On August 9, 2021, the Chairman and Parent, a company wholly owned by the Chairman, submitted a preliminary non-binding proposal letter (the “Proposal”) to the Board, proposing to acquire all of the outstanding Shares, including Shares underlying the ADSs, not beneficially owned by the Chairman, Parent and its affiliates, in a going private transaction for US$0.90 per ADS (or US$0.225 per Share), in cash (the “Proposed Transaction”) subject to certain conditions. Shortly before the submission of the Proposal, the Chairman consulted Zhong Lun Law Firm (“Zhong Lun”) on general processes of a potential going private transaction and engaged Zhong Lun as his legal counsel in connection with the Proposed Transaction.

On August 10, 2021, the Board convened a meeting via telephone to discuss the Proposal. During the meeting, the attending directors discussed various qualifications of the directors of the Company to serve on a special committee of the Board to evaluate the Proposal. After the discussion, the Board (other than the Chairman who recused himself from the meeting) determined that it was in the best interests of the Company and its Unaffiliated Security Holders to establish a special committee of independent directors (the “Special Committee”) and thus passed a written resolution establishing the Special Committee to consider the Proposal, consisting of independent directors Mr. To Wai Suen, Mr. Zhang Xiandai and Mr. Zhang Yichun, with Mr. To Wai Suen serving as the chairman of the Special Committee.

Later on the same date, the Company issued a press release announcing receipt of the Proposal and establishment of the Special Committee to evaluate the Proposed Transaction and furnished the press release as an exhibit to a current report on Form 6-K with the United States Securities and Exchange Commission (the “SEC”).

The Special Committee subsequently considered proposals from and conducted interviews with multiple law firms and investment banks to serve as the U.S. legal advisor and the financial advisor to the Special Committee, respectively. After due consideration of the qualifications, experience, reputation and other characteristics of each potential legal counsel candidate and each potential financial advisor candidate, in mid-August 2021, the Special Committee retained Gibson, Dunn & Crutcher LLP (“Gibson Dunn”) as its U.S. legal advisor, and Duff & Phelps, A Kroll Business operating as Kroll, LLC (“Duff & Phelps”) as its financial advisor, to assist the Special Committee in evaluating and negotiating the Proposed Transaction or any alternative transaction.

On August 22, 2021, Zhong Lun sent to Gibson Dunn an initial draft of the Merger Agreement.

On August 23, 2021, the Special Committee convened a meeting by telephone with representatives of Gibson Dunn and Duff & Phelps. At the request of the Special Committee, Duff & Phelps presented to the members of the Special Committee an overview of the financial due diligence and valuation analysis that Duff & Phelps planned to perform in connection with the Proposed Transaction. Gibson Dunn next explained, among other things, the process of a going private transaction, relevant transaction documents and fiduciary duties of independent directors. Members of the Special Committee asked various questions regarding these topics, to which representatives of Gibson Dunn and Duff & Phelps responded. Each of the members of the Special Committee confirmed that they had no personal interest or other conflict in relation to the Proposed Transaction.

On August 24, 2021, the Company issued a press release announcing the Special Committee’s engagement of Gibson Dunn as its U.S. legal advisor and Duff & Phelps as its financial advisor, and furnished the press release as an exhibit to its current report on Form 6-K with the SEC.

Between August 25 and August 27, 2021, representatives of Gibson Dunn and Zhong Lun had teleconference meetings to discuss certain high-level issues Gibson Dunn identified in Zhong Lun’s initial draft of the Merger Agreement.

On August 27, 2021, Gibson Dunn provided the Special Committee with Zhong Lun’s initial draft of the Merger Agreement and an issues list identifying the key issues based on Gibson Dunn’s review of the initial draft Merger Agreement and its discussions with Zhong Lun.

On August 30, 2021, the Special Committee convened a meeting by telephone with representatives of Gibson Dunn and Duff & Phelps to discuss the issues list provided by Gibson Dunn to the Special Committee on August 27, 2021. Based on these discussions, the Special Committee instructed Gibson Dunn to prepare a markup of Zhong Lun’s initial draft of the Merger Agreement. The Special Committee also instructed Duff & Phelps to conduct precedent analysis on certain issues, including the use of a pre-signing “market check” and post-signing “go-shop,” and the amount of company termination fee and reverse termination fee, in similar going private transactions. Duff & Phelps also updated the Special Committee on the progress of its financial due diligence and valuation analysis of the Company.

On August 31, 2021, Duff & Phelps provided to the Special Committee a market study on the use of a pre-signing “market check” and post signing “go-shop,” and the amount of company termination fee and reverse termination fee as a percentage of transaction value, in precedent going private transactions involving PRC-based, Cayman Islands or British Virgin Islands incorporated companies (the “Market Study”).

On September 3, 2021, certain management members of the Company held a teleconference meeting with Gibson Dunn to discuss the Company’s representations, warranties and covenants in Zhong Lun’s initial draft of the Merger Agreement.

Later on the same date, the Buyer Group filed an amendment to the Schedule 13D with the SEC in connection with the Proposal.

On September 6, 2021, the Special Committee convened a meeting by telephone with representatives of Gibson Dunn and Duff & Phelps. Representatives of Duff & Phelps and Gibson Dunn explained to the Special Committee the findings in the Market Study. Members of the Special Committee and representatives of Duff & Phelps and Gibson Dunn discussed these findings and based on these discussions, the Special Committee instructed Duff & Phelps to conduct further precedent analysis on the use of a pre-signing “market check” and post-signing “go-shop” in similar going private transactions in the past five years and the range of terminate fee and reverse termination fee amounts in precedent transactions. Duff & Phelps next updated the Special Committee on the progress of its financial due diligence and valuation analysis of the Company. Gibson Dunn then informed the Special Committee of its teleconference meeting on September 3, 2021 with certain management members of the Company to discuss the Company’s representations, warranties and covenants in Zhong Lun’s initial draft of the Merger Agreement.

On September 7, 2021, the Board passed unanimous written resolutions to, among other things, formally approve and adopt a Special Committee charter. The Special Committee was granted, by way of unanimous written resolutions passed by all members of the Board, the power and authority to, among other things, (i) negotiate the Proposed Transaction or any alternative transaction and exercise its exclusive authority to agree to proposed terms on behalf of the Company, (ii) retain any legal counsel, financial advisor, and other consultants and agents as the Special Committee deems appropriate to assist it in discharging its responsibilities, (iii) access all books, records, and other information and documents of or in the possession of the Company or available to the Company as the Special Committee in its sole discretion deems necessary or desirable to assist it in its evaluation of the Proposal or any alternative transaction, (iv) explore, investigate, and consider any alternative transaction and matters related thereto as the Special Committee deems appropriate, (v) reject the Proposal or any alternative transaction if the Special Committee determines such transaction is not fair to and in the best interests of the Company and the Unaffiliated Security Holders in particular, or if the Special Committee determines the other alternatives, including not entering into any similar transaction, are more advisable, and (vi) exercise any other power that the Special Committee may determine is necessary, proper or advisable to permit the Special Committee to effectively assist the Board in determining whether the Proposal or any alternative transaction is fair to and in the best interests of the Company and the Unaffiliated Security Holders.

On September 7, 2021, Duff & Phelps provided to the Special Committee an updated market study on the use of a pre-signing “market check” and post signing “go-shop” in precedent going private transactions in the past five years (the “Updated Market Study”). Duff & Phelps also provided a range of the termination fee analysis for the Proposed Transaction based on the prevailing market practice and the then offer price.

On September 11, 2021, Gibson Dunn circulated to the Special Committee Gibson Dunn’s markup of Zhong Lun’s initial draft of the Merger Agreement.

On September 13, 2021, the Special Committee convened a meeting by telephone with representatives of Gibson Dunn and Duff & Phelps. Representatives of Duff & Phelps and Gibson Dunn explained to the Special Committee the findings in the Updated Market Study as well as its termination fee analysis. Duff & Phelps then updated the Special Committee on the progress of its financial due diligence and valuation analysis of the Company. Gibson Dunn next provided the Special Committee with an overview of the key changes contained in its September 11 markup of Zhong Lun’s initial draft of the Merger Agreement. The Special Committee discussed those changes with Gibson Dunn and then instructed Gibson Dunn to circulate a markup to Zhong Lun.

Later on the same date, Gibson Dunn circulated to Zhong Lun its markup of Zhong Lun’s initial draft of the Merger Agreement.

On September 21, 2021, Duff & Phelps circulated the financial projections prepared by the Company’s management members (the “Financial Projections”) to the Special Committee and Gibson Dunn.

On September 22, 2021, the Special Committee convened a meeting by telephone with representatives of Gibson Dunn and Duff & Phelps. Duff & Phelps walked the Special Committee and Gibson Dunn through the Financial Projections. Members of the Special Committee asked various questions regarding the Financial Projections, to which representatives of Duff & Phelps and Gibson Dunn responded.

On September 23, 2021, Zhong Lun sent to Gibson Dunn a revised draft of the Merger Agreement.

On September 24, 2021, Mr. To Wai Suen, Chairman of the Special Committee, sent an email to Duff & Phelps on behalf of the Special Committee, instructing it to perform the valuation analysis of the Company based on the Financial Projections.

On September 26, 2021, Gibson Dunn circulated to the Special Committee a markup of Zhong Lun’s revised draft of the Merger Agreement.

On September 27, 2021, the Special Committee convened a meeting by telephone with representatives of Gibson Dunn and Duff & Phelps. Representatives of Duff & Phelps updated the Special Committee on the progress of its financial due diligence and valuation analysis of the Company. After reviewing and discussing the financial due diligence and valuation analysis of the Company performed by Duff & Phelps to date, the Special Committee instructed Duff & Phelps to request a purchase price increase from the Buyer Group. Representatives of Gibson Dunn then provided an update to the Special Committee regarding key outstanding issues in Zhong Lun’s revised draft of the Merger Agreement and an overview of the key changes it would propose to make to Zhong Lun’s revised draft of the Merger Agreement. The Special Committee discussed those issues and proposed changes with Gibson Dunn and then instructed Gibson Dunn to circulate a markup to Zhong Lun.

Later on the same date, Gibson Dunn circulated to Zhong Lun its markup of Zhong Lun’s revised draft of the Merger Agreement. Duff & Phelps, on behalf of the Special Committee, subsequently delivered the Special Committee’s request for an increase of the purchase price to Zhong Lun.

Between September 27, 2021 and September 29, 2021, the Buyer Group discussed with Zhong Lun the purchase price increase request from the Special Committee. On September 29, 2021, Zhong Lun, on behalf of the Buyer Group, conveyed to Duff & Phelps that the Buyer Group would be willing to increase its offer price to US$1.08 per ADS (or US$0.27 per Share) from its original offer price of US$0.90 per ADS (or US$0.225 per Share), subject to the Special Committee’s agreement on the other outstanding key terms of Merger Agreement.

On October 8, 2021, the Special Committee convened a meeting by telephone with representatives of Gibson Dunn and Duff & Phelps. Representatives of Duff & Phelps updated the Special Committee on the progress of its financial due diligence and valuation analysis of the Company. Representatives of Gibson Dunn asked various questions, to which Duff & Phelps responded. Representatives of Gibson Dunn and Duff & Phelps next provided an update to the Special Committee regarding Buyer Group’s increased offer price and its financing plan. Members of the Special Committee asked various questions, to which representatives of Duff & Phelps and Gibson Dunn responded.

Later on the same date, Zhong Lun sent to Gibson Dunn a revised draft of the Merger Agreement.

On October 13, 2021, the Special Committee convened a meeting by telephone with representatives of Gibson Dunn and Duff & Phelps. Representatives of Duff & Phelps updated the Special Committee on the progress of its financial due diligence and valuation analysis of the Company. Members of the Special Committee asked various questions, to which representatives of Duff & Phelps and Gibson Dunn responded. Representatives of Gibson Dunn next provided an update to the Special Committee regarding Zhong Lun’s revised draft of the Merger Agreement. Members of the Special Committee asked various questions, to which representatives of Gibson Dunn responded.

Between October 17, 2021 and October 19, 2021, Zhong Lun and Gibson Dunn exchanged drafts of the Merger Agreement.

On October 19, 2021, the Special Committee convened a meeting by telephone with representatives of Gibson Dunn and Duff & Phelps. Duff & Phelps discussed the Company’s financial performance and historical share trading price and provided a summary of the financial analyzes it had performed. Thereafter, at the request of the Special Committee, Duff & Phelps verbally rendered its opinion to the Special Committee (which was subsequently confirmed in writing by the delivery of Duff & Phelps’ written opinion, dated October 19, 2021, addressed to the Special Committee) that, as of the date thereof and based upon and subject to the procedures followed, assumptions made, factors and matters considered and qualifications and limitations on the review undertaken by Duff & Phelps in preparing its opinion, the merger consideration of US$0.27 per Share or US$1.08 per ADS to be received by holders of Shares (other than the Excluded Shares, the Dissenting Shares and Shares represented by ADSs) and holders of ADSs (other than ADSs representing or that are the Excluded Shares), respectively, pursuant to the Merger Agreement, is fair, from a financial point of view, to such holders. Please see “Special Factors—Opinion of the Special Committee’s Financial Advisor” for additional information regarding the financial analysis performed by Duff & Phelps and the opinion rendered by Duff & Phelps to the

Special Committee. The full text of the written opinion of Duff & Phelps to the Special Committee, dated October 19, 2021, is attached as Annex C to this proxy statement. Thereafter, Gibson Dunn reviewed with members of the Special Committee the key terms of the Merger Agreement. Following a discussion of the terms of the Merger Agreement, as well as Duff & Phelps’ presentation of its financial analyzes and opinion, the Special Committee unanimously resolved to approve the proposed Merger Agreement and the Plan of Merger, each substantially in the form of the drafts presented to the Special Committee, and the Transactions, and recommend that the Board authorize and approve the Merger Agreement, the Plan of Merger, and the consummation of the Transactions.

Following the meeting of the Special Committee, the Board convened a meeting, and based upon the unanimous recommendation of the Special Committee, and taking into account the other factors described below under the heading entitled “Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board,” the Board (other than the Chairman who recused himself from the meeting) (i) determined and declared that the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, is fair to, and in the best interests of, the Company and Unaffiliated Security Holders, and (ii) adopted resolutions approving the terms of the Merger Agreement and the transactions contemplated thereby.

Following the Board meeting, on the same date, the Company and Parent executed and delivered the Merger Agreement.

Later on the same date, the Company issued a press release announcing the execution of the Merger Agreement and furnished the press release as an exhibit to its current report on Form 6-K with the SEC.

On October 20, 2021, after due incorporation, Merger Sub executed and delivered to the Company a joinder to the Merger Agreement and formally became a party to the Merger Agreement.

On October 21, 2021, the Buyer Group filed an amendment to the Schedule 13D with the SEC disclosing the entry into the Merger Agreement.

Reasons for the Merger and Recommendation of the Special Committee and the Board

The Special Committee and the Board believe that, as a privately held entity, the Company’s management may have greater flexibility to focus on improving the Company’s long-term financial performance without the pressures created by the public equity market’s emphasis on short-term period-to-period financial performance.

At a meeting on October 19, 2021, the Special Committee, after consultation with its financial advisor and legal counsel and due consideration, unanimously (a) determined that the Merger as contemplated in the Merger Agreement and the Plan of Merger is fair to and in the best interests of the Company and the Unaffiliated Security Holders, and it is advisable for the Company to enter into the Merger Agreement, the Plan of Merger and to consummate the Transactions, and (b) recommended that the Board authorize and approve the Merger Agreement, the Plan of Merger and the consummation of the Transactions.

At a meeting on October 19, 2021, after careful consideration and upon the unanimous recommendation of the Special Committee, the Board (other than the Chairman who abstained from the vote), (a) determined that the Merger as contemplated in the Merger Agreement and the Plan of Merger is fair to and in the best interests of the Company and the Unaffiliated Security Holders, and it is advisable for the Company to enter into the Merger Agreement and the Plan of Merger and to consummate the Transactions, (b) authorized and approved the execution, delivery and performance of the Merger Agreement, the Plan of Merger and the consummation of the Transactions, and (c) resolved to recommend the approval and authorization of the Merger Agreement, the Plan of Merger and the consummation of the Transactions to the shareholders of the Company, and directed that the Merger Agreement, the Plan of Merger and the consummation of the Transactions be submitted to a vote of the shareholders of the Company for authorization and approval.

In the course of reaching their respective determinations, the Special Committee and the Board considered the following factors and potential benefits of the Merger, each of which the Special Committee and the Board believe supported their decision to recommend the Merger Agreement and that the Merger is fair to the Unaffiliated Security Holders. These factors and potential benefits, which are not listed in any relative order of importance, are discussed below:

•

the Special Committee’s and the Board’s knowledge of the Company’s business, financial condition, results of operations, prospects and competitive position and their respective belief that the Merger is financially more favorable to the Unaffiliated Security Holders than any other alternative reasonably available to the Company and the Unaffiliated Security Holders;

•	the challenges faced by the Company, including, among others:

•	lack of multi-year contracts with our major customers;

•	intense competition in commercial vehicle wheel manufacturing in both the aftermarket and OEM market, both in PRC and in the world;

•	increasing labor, raw material and utility costs;

•	net operating losses since 2020 and for the foreseeable future;

•	credit risks of our customers, which affects our relatively large trade receivables;

•

the estimated forecasts of the Company’s future financial performance prepared by the Company’s management, together with the Company’s management’s view of the Company’s financial condition, results of operations, business, prospects and competitive position;

•

the current and historical market prices of the ADSs, and the fact that the Per ADS Merger Consideration of US$1.08 offered to the Unaffiliated Security Holders represents a premium of 390.9% to the closing price of the ADSs on August 9, 2021, the last trading day prior to the Company’s announcement of its receipt of the Proposal, and premiums of approximately 224.6% and 219.2% to the volume-weighted average trading price of the ADSs during the 60 trading days and 90 trading days, respectively, prior to and including August 9, 2021;

•

the highest closing price of the ADSs was US$0.53 per ADS during the 52-week period prior to the date on which the Company announced its receipt of the Proposal and the lowest closing price during the same 52-week period was as low as US$0.17 per ADS;

•	very limited trading volume of the ADSs on OTC Pink and associated depressed trading price;

•

the costs and administrative burdens associated with the Company’s status as a U.S. publicly traded company, including the costs associated with regulatory filings and compliance requirements, will be reduced. The Company has estimated that no longer being subject to such requirements will result in a saving of direct costs of approximately US$1.6 million per year on a recurring basis;

•

the recognition that, as an SEC-reporting company, the Company’s management and accounting staff, which comprises a relatively small number of individuals, must devote significant time to SEC reporting and compliance matters;

•

the recognition that, as a privately held entity, the Company’s management may have greater flexibility to focus on improving the Company’s long-term financial performance without the pressures created by the public equity market’s emphasis on short-term period-to-period financial performance;

•

the recognition that, as an SEC-reporting company, the Company is required to disclose a considerable amount of business and financial information to the public, some of which would otherwise be considered competitively sensitive and would not be disclosed by a non-reporting company and which may help our actual or potential competitors, customers, lenders and vendors compete against us or make it more difficult for us to negotiate favorable terms with them, as the case may be;

•

the possible alternatives to the Merger (including the possibility of continuing to operate the Company as an independent publicly traded company and the possibility of a sale of the Company to another buyer), the perceived potential benefits and risks of the possible alternatives and the timing and the likelihood of accomplishing the goals of such alternatives, and the assessment by the Special Committee that none of these alternatives was reasonably likely to present superior opportunities for the Company or to create greater value for its shareholders than the Merger, taking into account (i) the likelihood of being consummated, given the percentage ownership held by the Buyer Group and the Chairman’s unwillingness to sell his and his affiliates’ Shares in any other transaction involving the Company, (ii) the business, competitive, industry and market risks, and (iii) the absence of any proposals made by any unsolicited potential buyers since the announcement of the proposed transaction on August 10, 2021;

•

the fact that the consideration payable in the Merger is entirely in cash, which will allow the Unaffiliated Security Holders to immediately realize liquidity for their investment and provide them with certainty of the value of their Shares or ADSs;

•	the possibility that the trading price of the ADSs might never reach the Per ADS Merger Consideration of US$1.08, as adjusted for present value;

•

the negotiations with respect to the merger consideration and the Special Committee’s belief that, following extensive negotiations with the Buyer Group, US$1.08 per ADS or US$0.27 per Share was the highest price that the Buyer Group would agree to pay;

•	the likelihood that the Merger would be consummated based on, among other things (not in any relative order of importance):

•	the absence of a financing condition in the Merger Agreement;

•	the fact that the Buyer Group provided evidence of sufficient equity financing to complete the Merger;

•	the Company’s ability, as set out in the Merger Agreement, to seek specific performance to prevent breaches of the Merger Agreement and to enforce specifically the terms of the Merger Agreement; and

•

the fact that the Merger Agreement provides that, in the event of a failure of the Merger to be consummated under certain circumstances, Parent will pay the Company a termination fee of US$1,670,000 (see “The Merger Agreement—Termination Fees” beginning on page 77 for additional information) and the Buyer Group has deposited US$14,500,000 into a wholly owned subsidiary of the Company, which amount will be used to pay all termination related fees in the event the parent termination fee becomes due and payable (see “The Merger Agreement—Deposit and Undertaking” beginning on page 73 for additional information);

•

the financial analysis reviewed by Duff & Phelps with the Special Committee, as well as the oral opinion of Duff & Phelps rendered to the Special Committee on October 19, 2021 (which was subsequently confirmed in writing by delivery of Duff & Phelps’ written opinion, dated October 19, 2021, to the Special Committee), as to the fairness, from a financial point of view, of the Per Share Merger Consideration to be received by the holders of Shares (other than the Excluded Shares, Dissenting Shares and Shares represented by ADSs) and the Per ADS Merger Consideration to be received by the holders of ADSs (other than ADSs representing or that are the Excluded Shares), as of the date thereof, based upon and subject to the procedures followed, factors and matters considered and assumptions made, qualifications and limitations on the review undertaken by Duff & Phelps in preparing its opinion (See “Special Factors—Opinion of the Special Committee’s Financial Advisor” beginning on page 31 for additional information). The Special Committee notes that the opinion delivered by Duff & Phelps addresses the fairness, from a financial point of view, of the Per Share Merger Consideration to be received by holders of the Shares (other than the Excluded Shares,

Dissenting Shares and Shares represented by ADSs) and the Per ADS Merger Consideration to be received by holders of ADSs (other than ADSs representing or that are the Excluded Shares), in each case, including the Company’s director and officer shareholders. These director and officer shareholders are treated in the same way as the Unaffiliated Security Holders in connection with the Merger, and will receive the same amount of merger consideration as the Unaffiliated Security Holders. The Special Committee does not believe the inclusion of these director and officer shareholders in Duff & Phelps’ opinion affects its ability to rely on the opinion of Duff & Phelps as one of the factors, based on which the Special Committee determines that the Merger is fair to the Unaffiliated Security Holders. However, the Special Committee has not made any determination, nor does it intend to express any view, as to the fairness of the Merger to any shareholder who is an affiliate of the Company, such as the director and officer shareholders identified in the preceding sentence;

•

the fact that, since the Company’s announcement of its receipt of the Proposal from the Chairman on August 10, 2021, no third party had ever contacted the Company, the Special Committee or Duff & Phelps expressing an interest in exploring an alternative transaction with the Company; and

•

the possibility that China-based U.S.-listed public companies such as the Company could be forced to be delisted from U.S. public market place, or be subject to other burdensome requirements, by reason of any newly enacted law or regulation similar in substance to the “Holding Foreign Companies Accountable Act” approved by the U.S. Senate and subsequently passed by the U.S. House of Representatives on December 2, 2020 and the “Memorandum on Protecting United States Investors from Significant Risks from Chinese Companies” issued by the U.S. White House in June 2020, both of which purport to address perceived risks to investors in U.S. financial markets from the PRC government’s purported failure to allow audit firms, such as the Company’s independent auditor, that audit U.S.-listed companies based in China to be adequately examined by the U.S. Public Company Accounting Oversight Board pursuant to U.S. securities laws.

In addition, the Special Committee and the Board believed that sufficient procedural safeguards were and are present to ensure that the Merger is procedurally fair to the Unaffiliated Security Holders and to permit the Special Committee and the Board to represent effectively the interests of such Unaffiliated Security Holders, which procedural safeguards include the following, which are not listed in any relative order of importance:

•

the consideration and negotiation of the Merger Agreement was conducted entirely under the control and supervision of the Special Committee, which consists of three independent directors, and that no limitations were placed on the Special Committee’s authority;

•

in considering the transaction with the Buyer Group, the Special Committee acted solely to represent the interests of the Unaffiliated Security Holders, and the Special Committee had full control of the extensive negotiations with the Buyer Group and their respective advisors on behalf of the Unaffiliated Security Holders;

•

all members of the Special Committee during the entire process were and are independent directors and free from any affiliation with any member of the Buyer Group; in addition, none of the members of the Special Committee is or ever was an employee of the Company or any of its subsidiaries or affiliates and none of such members has any financial interest in the Merger that is different from that of the Unaffiliated Security Holders other than (a) the members’ receipt of Board compensation in the ordinary course and the Special Committee compensation (which is not contingent on the completion of the Merger or the Special Committee’s or the Board’s recommendation and/or authorization and approval of the Merger), and (b) their indemnification and liability insurance rights under the Merger Agreement;

•	the Special Committee was assisted in negotiations with the Buyer Group and in its evaluation of the Merger by Duff & Phelps as its financial advisor and Gibson Dunn as its U.S. legal advisor;

•

the Special Committee was empowered to, among other things, review, evaluate and negotiate the terms of the Merger and to recommend to the Board what action should be taken by the Company, including not to engage in the Transactions;

•

the terms and conditions of the Merger Agreement were the product of negotiations between the Special Committee and its advisors, on the one hand, and the Buyer Group and their advisors, on the other hand;

•	the Special Committee held multiple meetings to consider and review the terms of the Merger Agreement and the Transactions;

•	the recognition by the Special Committee that the Special Committee had no obligation to recommend the Merger or any other Transactions;

•

the fact that the Company is able, subject to compliance with the terms and conditions of the Merger Agreement, to terminate the Merger Agreement prior to the receipt of the approval of the Company’s shareholders of the Merger Agreement and the Transactions at the shareholder meeting convened for such purpose (a) in order to enter into an alternative agreement with respect to an acquisition proposal that is a Superior Proposal or (b) in the event that the Board changes its recommendation of the Merger as required by directors’ fiduciary duties in connection with an Intervening Event;

•

the ability of the Special Committee to change, withhold, withdraw, qualify or modify its recommendation that the shareholders vote to approve the Merger Agreement in the event of a Superior Proposal or an Intervening Event;

•

the ability of the Special Committee to evaluate bona fide unsolicited alternative acquisition proposals that may arise between the date of the Merger Agreement and the date of the approval of the Merger by the Company’s shareholders, to furnish confidential information to and conduct negotiations with such third parties and, in certain circumstances, to terminate the Merger Agreement, subject to the payment to Parent or its designees of a termination fee, and accept a Superior Proposal, consistent with the Special Committee’s fiduciary obligations; and

•

the availability of Dissenter Rights to the Unaffiliated Security Holders who comply with all of the required procedures under the BVI Companies Act for exercising dissenters’ rights, which allow such shareholders to receive payment of the fair value of their Shares as determined in accordance with the BVI Companies Act.

The Special Committee and the Board also considered a variety of potentially negative factors concerning the Merger Agreement and the Merger, including the following, which are not listed in any relative order of importance:

•

approval of the Merger Agreement is not subject to the authorization and approval of holders of a majority of the Company’s outstanding Shares unaffiliated with the Buyer Group and given that the Buyer Group holds approximately 69.53% of the voting power of the total issued and outstanding Shares (including Shares represented by ADSs) as of the date of this proxy statement, the Buyer Group has the ability to determine the outcome of the matters to be voted upon at the general meeting without relying on the support of any Unaffiliated Security Holders;

•

the significant portion of the voting power of the Shares owned by the Buyer Group, and the Chairman’s participation in the Buyer Group, may have deterred, and may continue to deter, other potentially interested parties from proposing to acquire the Company at a price per ADS that is higher than US$1.08;

•

the Unaffiliated Security Holders will have no on-going equity participation in the Company following the Merger, and they will cease to participate in the Company’s future earnings or growth, if any, or to benefit from increases, if any, in the value of Shares, and will not participate in any potential future sale of the Company to a third party or any potential recapitalization of the Company, which could include a dividend to shareholders;

•

the restrictions on the conduct of the Company’s business prior to the consummation of the Merger, which may delay or prevent the Company from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of the Company pending the consummation of the Merger;

•	since the Company became publicly listed on May 12, 2011, the highest historical closing price of our ADSs (US$6.30 per ADS) exceeds the Per ADS Merger Consideration;

•

the risks and costs to the Company if the Merger is not consummated, including the diversion of management and employee attention, potential employee attrition and the potential disruptive effect on the Company’s business and customer relationships;

•	the Company may be required, under certain circumstances, to pay Parent a termination fee of US$840,000 in connection with termination of the Merger Agreement;

•

the Company’s remedy in the event of a breach of the Merger Agreement by Parent and Merger Sub is limited, under certain circumstances, to receipt of a reverse termination fee of US$1,670,000, and under certain circumstances the Company may not be entitled to a reverse termination fee or expenses at all;

•

the fact that members of the Buyer Group may have interests in the Merger that are different from, or in addition to, those of the Unaffiliated Security Holders (see “Special Factors—Interests of Certain Persons in the Merger” beginning on page 46 for additional information);

•

the possibility that the Merger might not be consummated and the negative impact of such a public announcement on the Company’s sales and operating results, and the Company’s ability to attract and retain key management, marketing and technical personnel; and

•

the taxability of an all-cash transaction to the Unaffiliated Security Holders who are U.S. Holders (as defined under “Special Factors—U.S. Federal Income Tax Consequences”) for U.S. federal income tax purposes, and the likely taxability of such a transaction to the Unaffiliated Security Holders in other jurisdictions.

The foregoing discussion of information and factors considered by the Special Committee and the Board is not intended to be exhaustive, but includes all material factors considered by the Special Committee and the Board. In view of the wide variety of factors considered by the Special Committee and the Board, neither the Special Committee nor the Board found it practicable to quantify or otherwise assign relative weights to the foregoing factors in reaching its conclusions. In addition, individual members of the Special Committee and the Board may have given different weights to different factors and may have viewed some factors more positively or negatively than others. The Special Committee recommended that the Board authorize and approve, and the Board authorized and approved, the Merger Agreement, the Plan of Merger and the Transactions, based upon the totality of the information presented to and considered by it.

The Special Committee and the Board noted that the authorization and approval of the execution of the Merger Agreement, the Plan of Merger and the consummation of the Transactions are not subject to approval by a majority of the Unaffiliated Security Holders. Nevertheless, the Special Committee and the Board believe the Merger is procedurally fair to the Unaffiliated Security Holders given, among other things, (i) that the majority-of-the-minority voting requirement is not customary in going-private transactions involving British Virgin Islands or Cayman Islands companies, (ii) the financial analysis performed by Duff & Phelps, (iii) that the Per ADS Merger Consideration of US$1.08 represents an extremely attractive premium to the trading prices of the ADS prior to the Company’s announcement of its receipt of the Proposal; and (iv) that various safeguards and protective measures have been adopted to ensure the procedural fairness of the Transactions, including without limitation (a) the Board’s formation of the Special Committee and granting to the Special Committee of the authority to review, evaluate, and negotiate (and to ultimately either authorize or reject) the terms of the Merger Agreement, the Plan of Merger and the Transactions, (b) the Special Committee’s retention of, and receipt of advice from, competent and experienced independent legal counsels and independent financial advisor for purposes of negotiating the terms of the Transactions and/or preparing a report concerning the fairness of the Transactions, (c) the execution of the Merger Agreement, the Plan of Merger and the consummation of the Transactions have been approved by all of the directors who are neither employees of the Company nor affiliated with the management of the Company or the Buyer Group, and (d) the right of the Company to evaluate bona fide unsolicited alternative acquisition proposals that may arise before the Company’s shareholders vote upon the Merger.

In reaching its conclusion regarding the fairness of the Merger to the Unaffiliated Security Holders and its decision to recommend the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, the Special Committee considered financial analyzes presented by Duff & Phelps. These analyzes included, among others, historical trading ranges, comparable companies analysis, precedent transactions analysis and discounted cash flows analysis. All of the material analyzes as presented to the Special Committee on October 19, 2021 are summarized below under the section entitled “Special Factors—Opinion of the Special Committee’s Financial Advisor” beginning on page 31. The Special Committee and the Board expressly adopted these analyzes and opinions, among other factors considered, in reaching their respective determination as to the fairness of the Transactions.

The Special Committee and the Board also considered the liquidation value of the Company’s assets as a reference considering the Company has been suffering net operating losses since 2020 even though both the Special Committee and the Board consider the Company to be a viable going-concern business. Based on the liquidation analysis prepared and provided to Duff & Phelps by the management of the Company and described under the section entitled “Special Factors—Opinion of the Special Committee’s Financial Advisor” on page 31, the Company’s liquidation value is less than its equity value implied by the merger consideration. Each of the Special Committee and the Board also considered the historical market prices of the ADSs as described under the section entitled “Market Price of the Company’s ADSs, Dividends and Other Matters—Market Price of the ADSs” beginning on page 55.

Each of the Special Committee and the Board considered the historical market prices of the ADSs as described under the section entitled “Market Price of the Company’s ADSs, Dividends and Other Matters—Market Price of the ADSs” beginning on page 55.

Neither the Special Committee nor the Board, however, consider the Company’s net book value, which is defined as total assets minus total liabilities, attributable to the Company’s shareholders, as a factor. The Special Committee and the Board believe that net book value is not a material indicator of the value of the Company as a going concern as it does not take into account the future prospects of the Company, market conditions, trends in the industry or the business risks inherent in competing with larger companies in that industry. See “Where You Can Find More Information” beginning on page 91 for a description of how to obtain a copy of the Company’s Annual Report.

The Company is not aware of any firm offers made by any unaffiliated person, other than the filing persons, during the past two years for (i) the merger or consolidation of the Company with or into another company, (ii) the sale of all or a substantial part of the Company’s assets or (iii) the purchase of the Company’s voting securities that would enable the holder to exercise control over the Company.

In reaching its determination that the Merger Agreement, the Plan of Merger and the Transactions are fair to, and in the best interests of, the Company and the Unaffiliated Security Holders and its decision to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, and recommend the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, by the Company’s shareholders, the Board, on behalf of the Company, considered the analysis and factors described above under this section and under “Special Factors—Background of the Merger” and expressly adopted such determination, recommendation and analysis. During its consideration of the Merger Agreement and the Transactions, the Board

was also aware that some of the Company’s shareholders, including the Buyer Group and certain directors and employees of the Company, have interests with respect to the Merger that are, or may be, different from, or in addition to those of the Unaffiliated Security Holders generally, as described under the section entitled “Special Factors—Interests of Certain Persons in the Merger” beginning on page 46.

Except as set forth under “Special Factors—Background of the Merger” beginning on page 14, “Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board” beginning on page 18 and “Special Factors—Opinion of the Special Committee’s Financial Advisor” beginning on page 31, no director who is not an employee of the Company has retained an unaffiliated representative to act solely on behalf of Unaffiliated Security Holders for purposes of negotiating the terms of the Transaction and/or preparing a report concerning the fairness of the Transaction.

For the foregoing reasons, the Company and the Board believe that the Merger Agreement, the Plan of Merger and the Transactions are fair to, and in the best interests of, the Company and the Unaffiliated Security Holders.

Position of the Buyer Group as to the Fairness of the Merger

Under SEC rules governing going-private transactions, each member of the Buyer Group is required to express his or its belief as to the fairness of the Merger to the Unaffiliated Security Holders.

Each member of the Buyer Group is making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. The views of the Buyer Group as to the fairness of the Merger are not intended to be and should not be construed as a recommendation to any shareholder as to how that shareholder should vote on the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the consummation of the Transactions. Members of the Buyer Group have interests in the Merger that are different from, and/or in addition to, those of the other shareholders of the Company by virtue of their continuing interests in the Surviving Company after the completion of the Merger. These interests are described under the section entitled “Special Factors—Interests of Certain Persons in the Merger—Interests of the Buyer Group” beginning on page 46.

The Buyer Group believes that the interests of the Unaffiliated Security Holders were represented by the Special Committee, which negotiated the terms and conditions of the Merger Agreement with the assistance of its independent legal and financial advisors. The Buyer Group attempted to negotiate a transaction that would be most favorable to the Buyer Group, rather than to the Unaffiliated Security Holders and, accordingly, did not negotiate the Merger Agreement with a goal of obtaining terms that were substantively and procedurally fair to such holders. The Buyer Group did not participate in the deliberations of the Special Committee regarding, and did not receive any advice from the Special Committee’s independent legal or financial advisors as to, the fairness of the Merger to the Unaffiliated Security Holders. Furthermore, the Buyer Group did not itself undertake a formal evaluation of the fairness of the Merger. No financial advisor provided the Buyer Group with any analysis or opinion with respect to the fairness of the Per Share Merger Consideration or the Per ADS Merger Consideration to the Unaffiliated Security Holders.

Based on their knowledge and analysis of available information regarding the Company, as well as the factors considered by, and findings of, the Special Committee and the Board discussed under the section entitled “Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board” beginning on page 18, the Buyer Group believes that the Merger is substantively fair to the Unaffiliated Security Holders based on the following factors, which are not listed in any relative order of importance:

•

the Per ADS Merger Consideration of US$1.08 offered to the Unaffiliated Security Holders represents a premium of approximately 390.9% to the closing price of US$0.22 per ADS on August 9, 2021, the last trading day prior to August 10, 2021, the date on which the Company announced its receipt of the

Proposal, and premiums of approximately 224.6% and 219.2% to the volume-weighted average trading price of the ADSs during the 60 trading days and 90 trading days, respectively, prior to and including August 9, 2021;

•

the highest closing price of the ADSs was US$0.53 per ADS during the 52-week period prior to the date on which the Company announced its receipt of the Proposal and the lowest closing price during the same 52-week period was as low as US$0.17 per ADS;

•

all of the members of the Special Committee during the entire process were and are independent directors and free from any affiliation with any member of the Buyer Group; in addition, none of the members of the Special Committee is or ever was an employee of the Company or any of its subsidiaries or affiliates and none of such members has any financial interest in the Merger that is different from that of the Unaffiliated Security Holders other than (a) the members’ receipt of Board compensation in the ordinary course and the Special Committee compensation (which is not contingent on the completion of the Merger or the Special Committee’s or the Board’s recommendation and/or authorization and approval of the Merger), and (b) their indemnification and liability insurance rights under the Merger Agreement;

•

notwithstanding that the Buyer Group may not rely upon the opinion provided by Duff & Phelps to the Special Committee, the Special Committee received an opinion from Duff & Phelps stating that, as of the date of such opinion, and based upon and subject to the procedures followed, factors and matters considered and assumptions made, qualifications and limitations on the review undertaken by Duff & Phelps in preparing its opinion, the Per Share Merger Consideration and the Per ADS Merger Consideration to be received by the Unaffiliated Security Holders in the Merger was fair to them, from a financial point of view;

•

the Special Committee and, upon the unanimous recommendation of the Special Committee, the Board determined that the Merger Agreement, the Plan of Merger and the consummation of the Transactions are fair to and in the best interests of the Unaffiliated Security Holders;

•	the Company has the ability, under certain circumstances, to seek specific performance to prevent breaches of the Merger Agreement and to specifically enforce the terms of the Merger Agreement;

•

the consideration to be paid to the Unaffiliated Security Holders in the Merger is all cash, allowing the Unaffiliated Security Holders to immediately realize a certain and fair value for all of their Shares and/or ADSs, without incurring brokerage and other costs typically associated with market sales (other than, in the case of holders of ADSs, an ADS cancelation fee (up to US$0.05 per ADS) and any annual depositary services fee (up to US$0.05 per ADS) pursuant to the terms of the Deposit Agreement);

•

the possibility that PRC-based U.S.-listed public companies would be subject to additional costs and burden of regulatory compliance by reason of any newly enacted law or regulation such as the Holding Foreign Companies Accountable Act; and

•

the availability of Dissenter Rights to the Unaffiliated Security Holders, who comply with all of the required procedures under the BVI Companies Act for exercising Dissenter Rights, which allow such holders to receive the fair value of their Shares as determined in accordance with the BVI Companies Act;

The Buyer Group did not consider the liquidation value of the Company because the Buyer Group considers the Company to be a viable going concern and views the trading history of the ADSs as an indication of the Company’s going concern value, and, accordingly, did not believe liquidation value to be relevant to a determination as to the fairness of the Merger.

The Buyer Group did not consider the Company’s net book value, which is an accounting concept, as a factor because it believed that net book value is not a material indicator of the value of the Company as a going concern but rather is indicative of historical costs and therefore not a relevant measure in the determination as to the fairness of the Merger. See “Where You Can Find More Information” beginning on page 91 for a description of how to obtain a copy of the Company’s Annual Report.

The Buyer Group did not establish, and did not consider, a going concern value for the Company as a public company to determine the fairness of the merger consideration to the Unaffiliated Security Holders because, following the Merger, the Company will have a significantly different capital structure. However, to the extent the pre-Merger going concern value was reflected in the pre-announcement price of the Company’s ADSs, the Per ADS Merger Consideration of US$1.08 represents a premium to the going concern value of the Company.

The Buyer Group is not aware of, and thus did not consider, any offers or proposals made by any unaffiliated person during the past two years for (i) a merger or consolidation of the Company with or into another company, (ii) a sale or transfer of all or substantially all of the Company’s assets or (iii) the purchase of all or a substantial portion of the Company’s voting securities that would enable such person to exercise control of or significant influence over the Company.

The Buyer Group did not perform or receive any independent reports, opinions or appraisals from any third party related to the Merger, and thus did not consider any such reports, opinions or appraisals in determining the substantive and procedural fairness of the Merger to the Unaffiliated Security Holders.

The Buyer Group believes that the Merger is procedurally fair to the Unaffiliated Security Holders based on the following factors, which are not listed in any relative order of importance:

•

the consideration and negotiation of the Merger Agreement were conducted entirely under the control and supervision of the Special Committee, which consists of three independent directors, and that no limitations were placed on the Special Committee’s authority;

•

in considering the transaction with the Buyer Group, the Special Committee acted solely to represent the interests of the Unaffiliated Security Holders, and the Special Committee had full control of the extensive negotiations with the members of the Buyer Group and their respective advisors on behalf of the Unaffiliated Security Holders;

•

all of the members of the Special Committee during the entire process were and are independent directors and free from any affiliation with any member of the Buyer Group; in addition, none of the members of the Special Committee is or ever was an employee of the Company or any of its subsidiaries or affiliates and none of such members has any financial interest in the Merger that is different from that of the Unaffiliated Security Holders other than (a) the members’ receipt of Board compensation in the ordinary course and the Special Committee compensation (which is not contingent on the completion of the Merger or the Special Committee’s or the Board’s recommendation and/or authorization and approval of the Merger), and (b) their indemnification and liability insurance rights under the Merger Agreement;

•

the Special Committee retained and was advised by an independent financial advisor and independent legal counsels each of whom is experienced in advising committees such as the Special Committee in similar transactions;

•

the Special Committee was empowered to consider, attend to and take any and all actions in connection with the Proposal and in connection with the Transactions from the date the Special Committee was established, and no evaluation, negotiation or response regarding the Transactions in connection therewith from that date forward was considered by the Board for approval unless the Special Committee had recommended such action to the Board;

•

since the announcement of the receipt of the Proposal on August 10, 2021 and prior to the execution of the Merger Agreement, no third party had contacted the Company, the Special Committee or Duff & Phelps expressing an interest in exploring an alternative transaction with the Company;

•	the Special Committee held meetings regularly to consider and review the terms of the Merger Agreement, the Plan of Merger and the Transactions;

•	the recognition by the Special Committee and the Board that it had no obligation to recommend the Transactions;

•

the Buyer Group did not participate in or have any influence over the deliberative process of, or the conclusions reached by, the Special Committee or the negotiating positions of the Special Committee;

•

the Company’s ability, subject to compliance with the terms and conditions of the Merger Agreement, to terminate the Merger Agreement prior to the receipt of shareholder approval (a) in order to accept an alternative transaction proposed by a third party that is a Superior Proposal or (b) in the event that the Board changes its recommendation of the Merger as required by directors’ fiduciary duties in connection with an Intervening Event; and

•

the fact that, in certain circumstances under the terms of the Merger Agreement, the Special Committee and the Board are able to change, withhold, withdraw, qualify or modify their recommendation of the Merger.

The foregoing is a summary of the information and factors considered and given weight by the Buyer Group in connection with its evaluation of the fairness of the Merger to the Unaffiliated Security Holders, which is not intended to be exhaustive, but is believed by the Buyer Group to include all material factors considered by it. The Buyer Group did not find it practicable to assign, and did not assign, relative weights to the individual factors considered in reaching its conclusion as to the fairness of the Merger to the Unaffiliated Security Holders. Rather, its fairness determination was made after consideration of all of the foregoing factors as a whole.

The Buyer Group believes these factors provide a reasonable basis for its belief that the Merger is both substantively and procedurally fair to the Unaffiliated Security Holders. This belief, however, is not intended to be and should not be construed as a recommendation by the Buyer Group to any Unaffiliated Security Holder of the Company as to how such Unaffiliated Security Holder should vote with respect to the authorization and approval of the Merger Agreement, the Plan of Merger and the consummation of the Transactions.

Certain Financial Projections

The Company does not generally make public detailed financial forecasts or internal projections as to future performance, revenues, earnings or financial condition. However, the Company’s management prepared certain financial projections for the fiscal year ending December 31, 2021 through the fiscal year ending December 31, 2028 (the “Management Projections”) for the Special Committee and Duff & Phelps in connection with the financial analysis for the Merger. These Management Projections, which were based on the Company management’s estimates of the Company’s future financial performance as of the date provided, were prepared by the Company’s management for internal use and for use by Duff & Phelps in its financial analysis, and were not prepared with a view towards public disclosure or compliance with published guidelines of the SEC regarding forward-looking information or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts or U.S. GAAP, or International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

The Management Projections are not a guarantee of performance. They involve significant risks, uncertainties and assumptions. In compiling the Management Projections, the Company’s management considered historical performance, combined with estimates regarding revenue, gross profit, operating loss and net loss. Although the Management Projections are presented with numerical specificity, they were based on numerous assumptions and estimates as to future events made by our management that our management believed were prepared on a reasonable basis, reflected the best estimates and judgments available at that time and presented, to the best of the management’s knowledge and belief, the expected course of action and the expected future financial performance of the Company. However, this information is not fact and should not be relied upon as being necessarily indicative of actual future results, and shareholders are cautioned not to place undue reliance on the prospective financial information. In addition, factors such as industry performance, the market for the Company’s existing and new products and services, the competitive environment, expectations regarding future acquisitions or any other transactions and general business, economic, regulatory, market and financial conditions, and other factors described in “Cautionary Note Regarding Forward-Looking Statements,” all of which are difficult to predict and beyond the control of our management, may cause actual future results to differ materially from the results forecasted in these financial projections. The material assumptions underlying the Management Projections are as follows:

•	Revenue increases at a compound annual growth rate of 6.0% from 2020 to 2028;

•	EBITDA is projected to be negative from 2021 to 2023 and to turn positive in 2024, reaching approximately RMB 162 million by 2028;

•	EBITDA margin averages -1.6% from 2021 to 2028 and reaches 5.7% by 2028;

•	Capital expenditures average 1.6% of net revenue from 2021 to 2028; and

•	Net working capital averages 12.5% of net revenue from 2021 to 2028.

In addition, the Management Projections generally do not consider any circumstances or events occurring after the date that they were prepared. For instance, the Management Projections do not give effect to completion of the Merger or any changes to the Company’s operations or strategy that may be implemented after the time the Management Projections were prepared. As a result, there can be no assurance that the Management Projections will be realized, and actual results may be significantly different from those contained in the projections.

Neither the Company, its independent registered public accounting firm, nor any other independent accounts have examined, compiled, or performed any procedures with respect to the Management Projections or any amounts derived therefrom or built thereupon, nor have they given any opinion or any other form of assurance on such information or its achievability. The Management Projections included in this proxy statement are included solely to give shareholders access to certain information that was made available to the Special Committee and Duff & Phelps, and are not included in this proxy statement in order to induce any shareholders to vote in favor of approval of the Merger Agreement or to elect not to seek appraisal for his or her Shares.

The following table sets forth the Management Projections prepared by the management of the Company and considered by the Special Committee in connection with the analysis of the Merger and by Duff & Phelps in connection with the delivery of its fairness opinion:

	Management Projections
	2021P	2022P	2023P	2024P	2025P	2026P	2027P	2028P
	(in RMB millions except percentage)
Revenues
Steel Wheel and components	1,431.64	1,531.85	1,720.58	1,896.76	2,051.54	2,176.48	2,297.82	2,414.09
Aluminum Wheel	272.52	300.09	329.44	360.65	375.07	386.32	397.91	409.85
Total Revenue	1,704.16	1,831.95	2,050.01	2,257.41	2,426.61	2,562.80	2,695.73	2,823.94
Growth%	-3.7%	7.5%	11.9%	10.1%	7.5%	5.6%	5.2%	4.8%
Cost of Service
Steel Wheel and components	(1,651.78)	(1,560.74)	(1,642.54)	(1,756.72)	(1,847.13)	(1,935.63)	(2,031.66)	(2,123.09)
Aluminum Wheel	(256.51)	(255.82)	(263.94)	(279.53)	(285.01)	(290.61)	(296.93)	(296.34)

	Management Projections
	2021P	2022P	2023P	2024P	2025P	2026P	2027P	2028P
	(in RMB millions except percentage)
Total Cost of Sales	(1,908.29)	(1,816.56)	(1,906.49)	(2,036.25)	(2,132.15)	(2,226.24)	(2,328.59)	(2,419.43)
Gross Profit
Steel Wheel and components	(220.14)	(28.89)	78.03	140.04	204.41	240.85	266.15	291.00
Aluminum Wheel	16.01	44.27	65.50	81.12	90.06	95.71	100.98	113.51
Total Gross Profit	(204.13)	15.38	143.53	221.16	294.47	336.56	367.14	404.51
Margin%	-12.0%	0.8%	7.0%	9.8%	12.1%	13.1%	13.6%	14.3%
Operating Expenses
Selling and distribution costs	126.38	123.56	127.22	128.86	128.48	131.80	134.90	137.49
Research and development expenses	61.23	61.35	64.76	67.81	70.25	69.35	72.43	75.32
Administrative expenses	135.29	132.46	129.22	123.96	119.05	117.70	119.10	118.17
Total Operating Expenses	322.91	317.37	321.21	320.63	317.78	318.84	326.43	330.98
% of revenue	18.9%	17.3%	15.7%	14.2%	13.1%	12.4%	12.1%	11.7%
Other operating income	14.68	14.24	13.25	14.06	13.85	13.72	13.87	13.81
Exchange gain / (loss)	(0.33)	(0.35)	(0.39)	(0.43)	(0.47)	(0.50)	(0.53)	(0.55)
Impairment loss	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
EBIT (before depreciation and amortization of projected CAPEX)	(512.68)	(288.10)	(164.82)	(85.84)	(9.93)	30.94	54.06	86.79
Margin%	-30.1%	-15.7%	-8.0%	-3.8%	-0.4%	1.2%	2.0%	3.1%
Depreciation and Amortization of Projected Capital Expenditure	3.37	7.22	11.53	16.27	20.09	23.44	26.22	29.03
EBIT (after depreciation and amortization of projected CAPEX)	(516.05)	(295.32)	(176.35)	(102.11)	(30.02)	7.50	27.83	57.76
Margin%	-30.3%	-16.1%	-8.6%	-4.5%	-1.2%	0.3%	1.0%	2.0%

	Management Projections
	2021P	2022P	2023P	2024P	2025P	2026P	2027P	2028P
	(in RMB millions except percentage)
Total Depreciation and Amortization	132.78	133.21	130.66	126.61	119.84	114.15	114.06	104.01
% of revenue	7.8%	7.3%	6.4%	5.6%	4.9%	4.5%	4.2%	3.7%
EBITDA	(383.28)	(162.11)	(45.69)	24.50	89.82	121.65	141.89	161.77
Margin%	-22.5%	-8.8%	-2.2%	1.1%	3.7%	4.7%	5.3%	5.7%
Capital Expenditures	17.04	36.64	41.00	45.15	36.40	38.44	40.44	42.36
% of revenue	1.0%	2.0%	2.0%	2.0%	1.5%	1.5%	1.5%	1.5%
Net Working Capital	178.67	216.31	252.90	286.73	315.78	337.45	357.05	375.87
% of revenue	10.5%	11.8%	12.3%	12.7%	13.0%	13.2%	13.2%	13.3%

Duff & Phelps, as the Special Committee’s financial advisor, reviewed with the Special Committee certain financial analysis that were based, in part, on the Management Projections summarized above. For additional information regarding the analyzes by the Special Committee’s financial advisor, see “Discussion Materials prepared by Duff & Phelps for discussion with the Special Committee of the board of directors of the Company, dated as of October 19, 2021” filed as Exhibit (c)(2) to the Company’s transaction statement on Schedule 13E-3 and “Special Factors—Opinion of the Special Committee’s Financial Advisor” beginning on page 31.

The Management Projections are forward-looking statements. For information on factors that may cause the Company’s future financial results to materially vary, see “Cautionary Note Regarding Forward-Looking Statements” beginning on page 90 and “Item 3. Key Information—Risk Factors” included in the Company’s Annual Report, which is incorporated by reference into this proxy statement.

Opinion of the Special Committee’s Financial Advisor

Pursuant to the D&P Engagement Letter, Duff & Phelps was retained to deliver a fairness opinion in connection with the Merger as the Special Committee’s independent financial advisor. Duff & Phelps is an internationally recognized financial services firm that, among other things, is regularly engaged in the investment banking business, including the valuation of businesses and securities in connection with mergers and acquisitions, underwritings and private placements of securities, and other investment banking services.

At a meeting of the Special Committee on October 19, 2021, Duff & Phelps rendered its oral opinion (which was confirmed in writing by delivery of its written opinion later the next day) to the Special Committee that, as of such date and based upon and subject to the factors, assumptions, qualifications and limitations set forth in its opinion, the Per Share Merger Consideration to be received by the holders of Shares (other than the Excluded Shares, the Dissenting Shares and Shares represented by ADSs) and the Per ADS Merger Consideration to be received by the holders of ADSs (other than ADSs representing or that are Excluded Shares) in the Merger, were fair, from a financial point of view, to such holders (without giving effect to any impact of the Merger on any particular holder of Shares or ADSs other than in their capacity as holders of Shares or ADSs). No limitations were imposed by the Special Committee upon Duff & Phelps with respect to the investigations made or procedures followed by it in rendering its opinion.

The full text of the written opinion of Duff & Phelps dated October 19, 2021, which sets forth the procedures followed, assumptions made, factors and matters considered, and qualifications and limitations on the review undertaken, is attached as Annex C to this proxy statement and is incorporated herein by reference. The summary of the opinion of Duff & Phelps set forth in this proxy statement is qualified in its entirety by reference to the full text of such opinion. The holders of Shares and ADSs are urged to read the opinion in its entirety.

Duff & Phelps’ written opinion is addressed to the Special Committee (in its capacity as such), is directed only to the fairness, from a financial point of view, of the Per Share Merger Consideration and the Per ADS Merger Consideration to be paid in the Merger and does not constitute a recommendation to any holder of Company securities as to how such holder should vote or act with respect to the Merger or any other matter. Duff & Phelps did not recommend any specific amount of consideration for the Merger, that any specific amount of consideration constituted the only appropriate consideration for the Merger, or that the Per Share Merger Consideration or the Per ADS Merger Consideration was the best price possibly attainable under any circumstances. Duff & Phelps has consented to the inclusion of its opinion in its entirety and the description thereof in this proxy statement and any other filing the Company is required to make with the SEC in connection with the Merger if such inclusion is required by applicable law.

In connection with its opinion, Duff & Phelps made such reviews, analyzes and inquiries as it deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps’ procedures, investigations, and financial analysis with respect to the preparation of its opinion included, but were not limited to, the items summarized below:

•

reviewed the Company’s annual reports and audited financial statements on Form 20-F filed with the Securities and Exchange Commission (“SEC”) for the years ended December 31, 2017 through December 31, 2020 and the Company’s unaudited interim financial statements for the six months ended June 30, 2019, June 30, 2020 and June 30, 2021 included in the Company’s Form 6-K filed with the SEC;

•

reviewed unaudited and segment financial information for the Company for the years ended December 31, 2017 through December 31, 2020, and for the six months ended June 30, 2019, June 30, 2020 and June 30, 2021, each provided by the management of the Company;

•	reviewed the Management Projections;

•

reviewed a liquidation analysis for the Company which contains, among other things, the estimated recovery rates for the Company’s assets and liabilities and the resulting value indication for the Company under a liquidation scenario, prepared and provided to Duff & Phelps by the management of the Company, upon which Duff & Phelps has relied, with the Company’s and the Special Committee’s consent, in performing its analysis (collectively, the “Liquidation Analysis”);

•	reviewed other internal documents relating to the history, current operations, and probable future outlook of the Company, provided to Duff & Phelps by the management of the Company;

•

received and reviewed a letter dated October 15, 2021 from the management of the Company, which made certain representations as to historical financial information for the Company, the Management Projections and the underlying assumptions of such projections (the “Management Representation Letter”);

•	reviewed a draft of the Merger Agreement dated as of October 19, 2021;

•	discussed the information referred to above and the background and other elements of the Merger with the management of the Company;

•	discussed with the management of the Company its plans and intentions with respect to the management and operation of the Company’s business;

•	reviewed the historical trading price and trading volume of the ADSs and the publicly traded securities of certain other companies that Duff & Phelps deemed relevant;

•	performed certain valuation and comparative analyzes using generally accepted valuation and analytical techniques including a discounted cash flow analysis, an analysis of selected public companies that Duff & Phelps deemed relevant, and an analysis of selected transactions that Duff & Phelps deemed relevant; and

•	conducted such other analyzes and considered such other factors as Duff & Phelps deemed appropriate.

In performing its analyzes and rendering this opinion with respect to the Merger, Duff & Phelps, with the Company’s and the Special Committee’s consent:

•

relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including the management of the Company, and did not independently verify such information;

•

relied upon the fact that the Special Committee, the Board of Directors and the Company have been advised by counsel as to all legal matters with respect to the Merger, including whether all procedures required by law to be taken in connection with the Merger have been duly, validly and timely taken;

•

assumed that any estimates, evaluations, forecasts and projections furnished to Duff & Phelps, including, without limitation, the Management Projections and the Liquidation Analysis, were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same, and Duff & Phelps expresses no opinion with respect to such estimates, evaluations, forecasts or projections or the underlying assumptions thereof;

•

assumed, based on discussions with and representations from the management of the Company, that the Company’s business will continue to be operated as a going concern in the ordinary course of business without any material interruption in a manner consistent with the Management Projections and that the Company does not intend to pursue a liquidation, dissolution or winding up of the Company;

•	assumed that information supplied and representations made by the management of the Company are substantially accurate regarding the Company and the Merger;

•	assumed that the representations and warranties made in the Merger Agreement and the Management Representation Letter are substantially accurate;

•	assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;

•

assumed that there has been no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of the Company since the date of the most recent financial statements and other information made available to Duff & Phelps, and that there is no information or facts that would make the information reviewed by Duff & Phelps incomplete or misleading;

•

assumed that all of the conditions required to implement the Merger will be satisfied and that the Proposed Transaction will be completed in accordance with the Merger Agreement without any amendments thereto or any waivers of any terms or conditions thereof; and

•

assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on the Company or the contemplated benefits expected to be derived in the Merger.

To the extent that any of the foregoing assumptions or any of the facts on which Duff & Phelps’ opinion is based is proven to be untrue in any material respect, Duff & Phelps’ opinion cannot and should not be relied upon. Furthermore, in Duff & Phelps’ analysis and in connection with the preparation of the opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Merger.

Duff & Phelps prepared its opinion effective as of October 19, 2021. Its opinion was necessarily based upon market, economic, financial, and other conditions as they existed and can be evaluated as of October 19, 2021, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion which may come or be brought to the attention of Duff & Phelps after October 19, 2021. The credit, financial and stock markets have been experiencing unusual volatility and Duff & Phelps expresses no opinion or view as to any potential effects of such volatility on the Company or the Merger.

Duff & Phelps did not evaluate the Company’s solvency or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise). Duff & Phelps has not been requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Merger, the assets, businesses or operations of the Company, or any alternatives to the Merger, (ii) negotiate the terms of the Merger, and therefore, Duff & Phelps has assumed that such terms are the most beneficial terms, from the Company’s perspective, that could, under the circumstances, be negotiated among the parties to the Merger Agreement and the Merger, or (iii) advise the Special Committee or any other party with respect to alternatives to the Merger. Duff & Phelps did not undertake an independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject.

Duff & Phelps is not expressing any opinion as to the market price or value of the Company’s Shares or ADSs (or anything else) after the announcement or the consummation of the Merger. Duff & Phelps’ opinion should not be construed as a valuation opinion, a credit rating, a solvency opinion, an analysis of the Company’s credit worthiness, as tax advice, or as accounting advice. Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

In rendering its opinion, Duff & Phelps was not expressing any opinion with respect to the amount or nature of any compensation to any of the Company’s officers, directors, or employees, or any class of such persons, relative to the Per Share Merger Consideration or the Per ADS Merger Consideration, or with respect to the fairness of any such compensation.

Duff & Phelps’ opinion was furnished solely for the use and benefit of the Special Committee in connection with its consideration of the Merger and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps’ express consent. Duff & Phelps’ opinion (i) does not address the merits of the underlying business decision to enter into the Merger versus any alternative strategy or transaction; (ii) does not address any transaction related to the Merger; (iii) is not a recommendation as to how the Special Committee, the Board of Directors or any other person (including security holders of the Company) should vote or act with respect to any matters relating to the Merger, or whether to proceed with the Merger or any related transaction, and (iv) does not indicate that the Per Share Merger Consideration or the Per ADS Merger Consideration is the best possibly attainable under any circumstances; instead, it merely states whether the Per Share Merger Consideration or the Per ADS Merger Consideration is within or above a range suggested by certain financial analyzes. The decision as to whether to proceed with the Merger or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which the opinion is based. Duff & Phelps’ opinion should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.

Duff & Phelps’ opinion is solely that of Duff & Phelps, and Duff & Phelps’ liability in connection with the opinion shall be limited in accordance with the terms set forth in the D&P Engagement Letter. Duff & Phelps’ opinion is confidential, and its use and disclosure is strictly limited in accordance with the terms set forth in the D&P Engagement Letter.

Summary of Financial Analysis

Set forth below is a summary of the material analyzes performed by Duff & Phelps in connection with the delivery of its opinion to the Special Committee. This summary is qualified in its entirety by reference to the full text of the opinion, attached hereto as Annex C. While this summary describes the analyzes and factors that Duff & Phelps deemed material in its presentation to the Special Committee, it is not a comprehensive description of all analyzes and factors considered by Duff & Phelps. The preparation of a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis. In arriving at its opinion, Duff & Phelps did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Duff & Phelps believes that its analyzes must be considered as a whole and that selecting portions of its analyzes and of the factors considered by it in rendering the fairness opinion without considering all analyzes and factors could create a misleading or incomplete view of the evaluation process underlying its opinion. The conclusion reached by Duff & Phelps was based on all analyzes and factors taken as a whole, and also on the application of Duff & Phelps’ own experience and judgment.

The financial analyzes summarized below include information presented in tabular format. In order for Duff & Phelps’ financial analyzes to be fully understood, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyzes. Considering the data below without considering the full narrative description of the financial analyzes, including the methodologies and assumptions underlying the analyzes, could create a misleading or incomplete view of Duff & Phelps’ financial analyzes.

Discounted Cash Flow Analysis

Duff & Phelps performed a discounted cash flow analysis of the projected future unlevered free cash flows attributable to the Company for the fiscal years ending December 31, 2021 through December 31, 2028, with unlevered “free cash flow” defined as cash that is available either to reinvest or to distribute to security holders. The discounted cash flow analysis was used to determine the net present value of estimated future free cash flows using a weighted average cost of capital as the applicable discount rate. For the purposes of its discounted cash flow analysis, Duff & Phelps used and relied upon the Management Projections, which are described in this proxy statement in the section entitled “Special Factors—Certain Financial Projections” beginning on page 28. The costs associated with the Company being a publicly-listed company, as provided by the management of the Company, were excluded from the financial projections because such costs would likely be eliminated as a result of the Merger.

Duff & Phelps estimated the net present value of all cash flows attributable to the Company after fiscal year 2028 (the “Terminal Value”) using a perpetuity growth formula assuming a 4.50% terminal growth rate, which took into consideration an estimate of the expected long-term growth rate of the Chinese economy and the Company’s business. Duff & Phelps used discount rates ranging from 10.50% to 11.50%, reflecting Duff & Phelps’ estimate of the Company’s weighted average cost of capital, to discount the projected free cash flows and the Terminal Value. Duff & Phelps estimated the Company’s weighted average cost of capital by estimating the weighted average of the Company’s cost of equity (derived using the capital asset pricing model) and the Company’s after-tax cost of debt. Duff & Phelps believes that this range of discount rates is consistent with the rate of return that security holders could expect to realize on alternative investment opportunities with similar risk profiles.

Based on these assumptions, Duff & Phelps’ discounted cash flow analysis resulted in an estimated enterprise value for the Company of RMB 157 million to RMB 280 million and a range of implied values of the Company’s ADSs of US$0.84 to US$1.21.

Selected Public Companies and Merger and Acquisition Transactions Analyzes

Duff & Phelps analyzed selected public companies and selected merger and acquisition transactions for purposes of estimating valuation multiples with which to calculate a range of implied enterprise values of the

Company. This collective analysis was based on publicly available information and is described in more detail in the sections that follow.

The companies used for comparative purposes in the following analysis were not directly comparable to the Company, and the transactions used for comparative purposes in the following analysis were not directly comparable to the Merger. Duff & Phelps does not have access to nonpublic information of any of the companies used for comparative purposes. Accordingly, a complete valuation analysis of the Company and the Merger cannot rely solely upon a quantitative review of the selected public companies and selected transactions, but involves complex considerations and judgments concerning differences in financial and operating characteristics of such companies and targets, as well as other factors that could affect their value relative to that of the Company. Therefore, the selected public companies and the selected merger and acquisition transactions analyzes are subject to certain limitations.

Selected Public Companies Analysis. Duff & Phelps compared certain financial information of the Company to corresponding data and ratios from publicly traded companies in the education services industry that Duff & Phelps deemed relevant to its analysis. For purposes of its analysis, Duff & Phelps used certain publicly available historical financial data and consensus equity analyst estimates for the selected publicly traded companies. The nine companies included in the selected public companies analysis in the auto parts manufacturing industry were:

Auto Parts—Wheel Focused

•	Superior Industries International, Inc.

•	Hands Corporation Ltd.

•	Topy Industries, Limited

•	Jian Sin Industrial Co., Ltd.

Auto Parts—Integrated or Other

•	Minth Group Limited

•	American Axle & Manufacturing Holdings, Inc.

•	Meritor, Inc.

•	China Yuchai International Limited

•	China Automotive Systems, Inc.

Duff & Phelps selected these companies for its analysis based on their relative similarity, primarily in terms of business model, to that of the Company.

The tables below summarize certain observed trading multiples and historical and projected financial performance, on an aggregate basis, of the selected public companies. The estimates for 2021 and 2022 in the tables below with respect to the selected public companies were derived based on information for the 12-month periods ending closest to the calendar year ends for which information was available. Data related to the Company’s earnings before interest, taxes, depreciation, and amortization (“EBITDA”) and earnings before interest and taxes (“EBIT”) were adjusted for purposes of this analysis to eliminate public company costs and non-recurring income (expenses).

Due to the limited comparability of the selected public companies’ financial metrics relative to the Company, rather than applying a range of selected multiples from a review of the public companies, Duff & Phelps reviewed various valuation multiples for the Company implied by the valuation range determined from the discounted cash flow analysis in the context of the Company’s relative size, growth in revenue and profits, profit margins, capital spending and other characteristics that it deemed relevant.

Company Information	Revenue Growth				EBITDA Growth				EBITDA Margin				EBIT Margin
	3-YR CAGR	LTM	2021	2022	3-YR CAGR	LTM	2021	2022	3-YR CAGR	LTM	2021	2022	3-YR CAGR	LTM	2021	2022
Auto Parts—Wheel Focused
Superior Industries International, Inc.	-0.2%	22.8%	26.0%	7.0%	-2.1%	86.0%	47.3%	12.6%	11.7%	13.4%	12.6%	13.3%	4.3%	6.0%	5.2%	6.8%
Hands Corporation Ltd.	-2.2%	2.5%	NA	NA	-19.4%	-86.1%	NA	NA	7.1%	1.2%	NA	NA	1.3%	-5.5%	NA	NA
Topy Industries, Limited	-0.8%	-2.0%	NA	NA	-19.5%	-6.5%	NA	NA	5.6%	4.7%	NA	NA	0.8%	-0.7%	NA	NA
Jian Sin Industrial Co., Ltd.	-19.9%	43.6%	NA	NA	-84.5%	-24.6%	NA	NA	5.8%	0.8%	NA	NA	-0.2%	-6.1%	NA	NA
Group Median	-1.5%	12.6%	26.0%	7.0%	-19.5%	-15.5%	47.3%	12.6%	6.4%	2.9%	12.6%	13.3%	1.0%	-3.1%	5.2%	6.8%
Auto Parts—Integrated or Other
Minth Group Limited	3.1%	19.8%	15.7%	20.0%	-2.2%	32.1%	24.9%	26.2%	20.1%	19.6%	20.7%	21.8%	14.1%	13.4%	14.7%	16.1%
American Axle & Manufacturing Holdings, Inc.	-9.1%	12.0%	10.8%	13.6%	-12.9%	67.5%	21.5%	11.3%	15.4%	18.6%	16.6%	16.2%	6.6%	9.3%	6.8%	7.4%
Meritor, Inc.	-3.1%	10.0%	28.1%	12.8%	-12.7%	-95.1%	98.6%	28.1%	9.3%	0.7%	10.7%	12.1%	6.8%	-2.1%	6.0%	8.3%
China Yuchai International Limited	8.3%	14.2%	4.3%	-5.6%	-5.1%	6.8%	-6.1%	26.5%	8.1%	7.1%	6.4%	8.6%	5.8%	4.9%	3.7%	5.9%
China Automotive Systems, Inc.	-5.8%	37.1%	17.7%	4.0%	-24.4%	48.7%	137.0%	28.6%	3.8%	4.9%	6.8%	8.4%	-0.4%	0.1%	1.4%	3.0%
Group Median	-3.1%	14.2%	15.7%	12.8%	-12.7%	32.1%	24.9%	26.5%	9.3%	7.1%	10.7%	12.1%	6.6%	4.9%	6.0%	7.4%
Aggregate Mean	-3.3%	17.8%	17.1%	8.7%	-20.3%	3.2%	53.9%	22.2%	9.6%	7.9%	12.3%	13.4%	4.3%	2.1%	6.3%	7.9%
Aggregate Median	-2.2%	14.2%	16.7%	9.9%	-12.9%	6.8%	36.1%	26.4%	8.1%	4.9%	11.7%	12.7%	4.3%	0.1%	5.6%	7.1%
The Company	-14.5%	1.3%	-3.7%	7.5%	NM	NM	NM	NM	-2.3%	-23.1%	-22.6%	-9.0%	-8.7%	-30.1%	-30.4%	-16.2%

Company Information	Enterprise Value as a Multiple of
	LTM EBITDA	2021 EBITDA	2022 EBITDA	LTM EBIT	2021 EBIT	2022 EBIT	LTM Revenue	2021 Revenue	2022 Revenue
Auto Parts—Wheel Focused
Superior Industries International, Inc.	4.6x	4.8x	4.3x	10.4x	11.6x	8.4x	0.62x	0.61x	0.57x
Hands Corporation Ltd.	NM	NA	NA	NM	NA	NA	0.85x	NA	NA
Topy Industries, Limited	4.2x	NA	NA	NM	NA	NA	0.20x	NA	NA
Jian Sin Industrial Co., Ltd.	NM	NA	NA	NM	NA	NA	1.96x	NA	NA
Group Median	4.4x	4.8x	4.3x	10.4x	11.6x	8.4x	0.74x	0.61x	0.57x
Auto Parts—Integrated or Other
Minth Group Limited	10.8x	10.2x	8.1x	16.0x	14.4x	10.9x	2.14x	2.12x	1.76x
American Axle & Manufacturing Holdings, Inc.	3.9x	4.6x	4.2x	7.7x	11.3x	9.1x	0.72x	0.77x	0.67x
Meritor, Inc.	NM	6.3x	4.9x	NM	11.2x	7.1x	0.72x	0.67x	0.60x
China Yuchai International Limited	1.4x	1.6x	1.2x	2.1x	2.8x	1.8x	0.11x	0.10x	0.11x
China Automotive Systems, Inc.	1.1x	0.8x	0.6x	NM	3.8x	1.8x	0.05x	0.05x	0.05x
Group Median	2.7x	4.6x	4.2x	7.7x	11.2x	7.1x	0.72x	0.67x	0.60x
Aggregate Mean	4.3x	4.7x	3.9x	9.1x	9.2x	6.5x	0.82x	0.72x	0.63x
Aggregate Median	4.1x	4.7x	4.2x	9.1x	11.2x	7.8x	0.72x	0.64x	0.58x

Note:

The Company’s EBITDA and EBIT are adjusted to exclude public company costs and non-recurring items as provided by Company management

LTM = Latest Twelve Months

Enterprise Value = (Market Capitalization) + (Debt + Preferred Stock + Non-Controlling Interest)—(Cash & Equivalents)—(Net Non-Operating Assets)

CAGR = Compounded Annual Growth Rate

EBITDA = Earnings Before Interest, Taxes, Depreciation and Amortization

EBIT = Earnings Before Interest and Taxes

Source: Capital IQ, Bloomberg, company filings, press releases

Selected M&A Transactions Analysis. Duff & Phelps compared the Company to the target companies involved in the selected merger and acquisition transactions listed in the tables below. The selection of these transactions was based on, among other things, the target company’s industry, the relative size of the transaction compared to the Merger, and the availability of public information related to the transaction. The selected auto parts manufacturing transactions indicated enterprise value to LTM revenue multiples ranging from 0.17x to 2.01x with a median of 0.75x, enterprise value to LTM EBITDA multiples ranging from 4.2x to 11.4x with a median of 6.8x and enterprise value to LTM EBIT multiples ranging from 6.8x to 17.9x with a median of 13.1x.

The Company is not directly comparable to the target companies in the selected M&A transactions analysis given certain characteristics of the transactions and the target companies, including business and industry comparability and lack of recent relevant transactions. Therefore, although it reviewed the selected M&A transactions analysis, Duff & Phelps did not select valuation multiples for the Company based on the selected M&A transactions analysis.

Selected M&A Transactions Analysis—China Education Companies (US$ in millions)
Announced	Target Name	Acquirer Name	Enterprise	LTM	LTM	EBITDA	EV /	EV /	EV /
			Value	Revenue	EBITDA	Margin	Revenue	EBITDA	EBIT
6/27/2021	Dayton Parts, LLC	Dorman Products, Inc.	$338	$168	NA	NA	2.01x	NA	NA
12/4/2020	Owari Precise Products Co.,Ltd.	Precise Products Holdings Co., Ltd.	$23	$139	$2	1.5%	0.17x	11.4x	NM
1/30/2020	Renk Aktiengesellschaft	Triton; Triton Fund V L.P.	$624	$616	$95	15.4%	1.01x	6.6x	9.0x
1/28/2020	Delphi Technologies PLC	BorgWarner Inc.	$3,337	$4,155	$473	11.4%	0.80x	7.1x	15.2x
12/27/2019	TRANSTECNO S.R.L.	Interpump Group S.p.A.	$67	$50	$10	19.3%	1.34x	6.9x	NA
10/30/2019	Nissin Kogyo Co., Ltd.	Honda Motor Co., Ltd.	$965	$1,730	$231	13.4%	0.56x	4.2x	6.8x
9/18/2019	U.S. Iron Casting Operations of American Axle & Manufacturing Holdings, Inc.	Gamut Capital Management, L.P.	$245	$781	NA	NA	0.31x	NA	NA
7/12/2019	Tower International, Inc.	Autokiniton US Holdings, Inc.	$1,050	$1,493	$157	10.5%	0.70x	6.7x	13.4x
3/23/2017	UNIWHEELS AG (nka:Superior Industries Europe AG)	Superior Industries International Germany GmbH	$753	$502	$76	15.2%	1.50x	9.9x	12.8x
9/2/2016	Accuride Corporation	Crestview Partners, L.P.; Crestview Partners III, L.P.	$433	$642	$68	10.7%	0.67x	6.3x	17.9x
Aggregate Mean							0.91x	7.4x	12.5x
Aggregate Median							0.75x	6.8x	13.1x

Source: Capital IQ, Bloomberg, company filings, press releases

Summary of Selected Public Companies / M&A Transactions Analyzes

Duff & Phelps noted that while it reviewed the selected public companies and the selected M&A transactions, it did not select valuation multiples for the Company based on the selected public companies analysis and the selected M&A transactions analysis for the reasons described in the sections titled “Selected Public Companies Analysis” and “Selected M&A Transactions Analysis” above, respectively.

Summary of Financial Analyzes

The range of estimated enterprise values for the Company that Duff & Phelps derived from its discounted cash flow analysis was RMB 157 million to RMB 280 million based on the analyzes described above.

Based on the concluded enterprise value, Duff & Phelps estimated the range of common equity value of the Company to be RMB 280 million to RMB 403 million by:

•	adding cash and cash equivalents of RMB 434 million;

•	adding bank deposits of RMB 244 million;

•	adding amount due from a related party of RMB 3 million

•	subtracting short-term bank borrowings of RMB 558 million; and

Based on the foregoing analysis, Duff & Phelps estimated the value of each ADS to range from US$0.84 to US$1.21 as of the date of its fairness opinion.

Duff & Phelps noted that the Per Share Merger Consideration to be received by the holders of Shares (other than the Excluded Shares, the Dissenting Shares and Shares represented by ADSs) and the Per ADS Merger Consideration to be received by the holders of ADSs (other than ADSs representing or that are Excluded Shares) in the Merger were within the range of the per Share value and the per ADS value, respectively, indicated in its analyzes.

Duff & Phelps’ opinion was only one of the many factors considered by the Special Committee in its evaluation of the Merger and should not be viewed as determinative of the views of the Special Committee.

Fees and Expenses

As compensation for Duff & Phelps’ services in connection with the rendering of its opinion to the Special Committee, the Company agreed to pay Duff & Phelps a fee of US$530,000, consisting of a nonrefundable retainer of US$265,000 payable upon engagement and US$265,000 payable upon Duff & Phelps’ delivery of its opinion to the Special Committee.

No portion of Duff & Phelps’ fee is refundable or contingent upon the consummation of the Proposed Transaction, or the conclusion reached in the opinion. The Company has also agreed to indemnify Duff & Phelps for certain liabilities arising out of its engagement. In addition, the Company has agreed to reimburse Duff & Phelps for its reasonable out-of-pocket expense (including the fees and expenses of outside counsel) incurred in connection with the rendering of its opinion, not to exceed US$30,000.

The terms of the fee arrangements with Duff & Phelps, which the Company believes are customary in transactions of this nature, were negotiated at arm’s length, and the Special Committee and the Company’s Board are aware of these fee arrangements. Other than this engagement to render its opinion to the Special Committee, during the two years preceding the date of its opinion, Duff & Phelps has not had any material relationship with any party to the Merger for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated.

Purposes of and Reasons for the Merger

The Buyer Group

Under the SEC rules governing going-private transactions, each member of the Buyer Group is required to express his or its reasons for the Merger to the Company’s Unaffiliated Security Holders, as defined in Rule 13e-3 of the Exchange Act.

Each member of the Buyer Group is making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. For the Buyer Group, the purpose of the Merger is to enable Parent to acquire 100% control of the Company, in a transaction in which the Shares and the ADSs (other than the Excluded Shares and the Dissenting Shares) will be canceled in exchange for US$0.27 per Share or US$1.08 per ADS (less up to US$0.05 per ADS cancelation fee, up to US$0.05 per ADS annual depositary services fee and any applicable taxes or governmental charges payable pursuant to the terms of the Deposit Agreement), in each case, without interest, so Parent will bear the rewards and risks of the sole ownership of the Company after the Merger, including any future earnings and growth of the Company as a result of improvements to the Company’s operations or acquisitions of other businesses.

The Buyer Group believes the operating environment has changed in a significant manner since the Company’s initial public offering and these changes have increased the uncertainty and volatility inherent in the business model of the Company. As a result, the Buyer Group is of the view that there is potential for considerably greater short- and medium-term volatility in the Company’s earnings. Responding to current market challenges will require tolerance for volatility in the performance of the Company’s business and a willingness to make business decisions focused on improving the Company’s long-term profitability. The Buyer Group believes that these strategies would be most effectively implemented in the context of a private company structure. As a privately held entity, the Company’s management will have greater flexibility to focus on improving long-term profitability without the pressures exerted by the public market’s valuation of the Company and its emphasis on short-term period-to-period performance.

Further, as a privately held entity, the Company will be relieved of many of the expenses, burdens and constraints imposed on companies that are subject to the public reporting requirements under the U.S. federal securities laws, including the Exchange Act and the Sarbanes-Oxley Act of 2002. The Buyer Group decided to undertake the going-private transaction at this time because it wants to take advantage of the benefits of the Company being a privately held company as described above. In the course of considering the going-private transaction, the Buyer Group did not consider alternative transaction structures because the Buyer Group believed the Merger was the most direct and effective way to enable the Buyer Group to acquire ownership and control of the Company.

The Company

The Company’s purpose for engaging in the Merger is to enable its shareholders to receive US$0.27 per Share and its ADS holders to receive US$1.08 per ADS in cash (less up to US$0.05 per ADS cancelation fee, up to US$0.05 per ADS annual depositary services fee and any applicable taxes or governmental charges payable pursuant to the terms of the Deposit Agreement), without interest. The Company has determined to undertake the Merger at this time based on the analyzes, determinations and conclusions of the Special Committee and the Board described in detail under the section entitled “Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board” beginning on page 18.

Effects of the Merger on the Company

Private Ownership

ADSs representing Shares are currently listed for quotation on OTC Pink under the symbol “ZXAIY.” It is expected that, following the consummation of the Merger, the Company’s American depositary shares program for Shares maintained pursuant to the Deposit Agreement will be terminated, and the Company, as the Surviving Company, will cease to be a publicly traded company and will instead become a private company beneficially owned by the Buyer Group.

Following the completion of the Merger, ADSs will no longer be listed for quotation on any public market place or quotation system, including OTC Pink, and price quotations with respect to sales of the ADSs in the public market will no longer be available. In addition, registration of Shares under the Exchange Act may be terminated upon the Company’s application to the SEC if Shares are not listed on a national securities exchange and there are fewer than 300 record holders of Shares. Ninety days after the filing of Form 15 in connection with the completion of the Merger or such longer period as may be determined by the SEC, registration of the ADSs and the underlying Shares under the Exchange Act will be terminated and the Company will no longer be required to file periodic reports with the SEC or otherwise be subject to the U.S. federal securities laws, including the Exchange Act and the Sarbanes-Oxley Act of 2002, applicable to public companies. As a result, the Company will no longer incur the costs and expenses of complying with such requirements. After the completion of the Merger, the Company’s shareholders will no longer enjoy the rights or protections that the U.S. federal securities laws provide, including reporting obligations for directors, officers and principal securities holders of the Company.

Upon completion of the Merger, (a) each Share, other than Shares represented by ADSs, the Excluded Shares and the Dissenting Shares, issued and outstanding immediately prior to the Effective Time, will be canceled and cease to exist in exchange for the right to receive the Per Share Merger Consideration in cash per Share without interest, and (b) each ADS, other than ADSs representing or that are the Excluded Shares, issued and outstanding immediately prior to the Effective Time, together with each Share represented by such ADS, will represent only a right to receive the Per ADS Merger Consideration (less up to US$0.05 per ADS cancelation fee, up to US$0.05 per ADS annual depositary services fee and any applicable taxes or governmental charges payable pursuant to the terms of the Deposit Agreement), in each case, in cash, without interest. At the Effective Time, (a) the Excluded Shares (including Excluded Shares represented by ADSs) will be canceled for no consideration or distribution therefor and (b) the Dissenting Shares will be canceled and cease to exist in exchange for the right to receive the fair value of such Shares as determined in accordance with the provisions of Section 179 of the BVI Companies Act. At the Effective Time, each share of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into and become one validly issued, fully paid and non-assessable ordinary share of the Surviving Company. As a result, current shareholders and ADS holders of the Company, other than the Buyer Group, will no longer have any equity interest in, or be shareholders or ADS holders of, the Company upon completion of the Merger. As a result, the Company’s shareholders and ADS holders, other than the Buyer Group, will not have the opportunity to participate in the earnings and growth of the Company and they will not have the right to vote on corporate matters. Similarly, our current shareholders and ADS holders, other than the Buyer Group, will not be exposed to the risk of loss in relation to their investment in the Company.

Directors and Management of the Surviving Company

If the Merger is completed, the current memorandum and articles of association of the Company will be replaced in their entirety by the memorandum and articles of association of Merger Sub, as in effect immediately prior to the Effective Time except that, at the Effective Time, (a) all references therein to the name of Merger Sub shall be amended to “China Zenix Auto International Limited,” (b) all references therein to the authorized share capital of the Surviving Company will be amended to refer to the correct authorized share capital of the Surviving Company as approved in the Plan of Merger, and (c) such memorandum and articles of association will include such indemnification, advancement of expenses and exculpation provisions as required by the Merger Agreement. In addition, the directors of Merger Sub immediately prior to the Effective Time will be the initial directors of the Surviving Company, and the officers of the Company immediately prior to the Effective Time will be the initial officers of the Surviving Company, in each case, unless otherwise determined by Parent prior to the Effective Time and in the case of the directors of the Surviving Company, as set out in the Plan of Merger.

Primary Benefits and Detriments of the Merger

The primary benefits of the Merger to the Unaffiliated Security Holders include, without limitation, the following:

•

the receipt by the Unaffiliated Security Holders of US$0.27 per Share or US$1.08 per ADS in cash, representing a premium of approximately 390.9% to the closing price of US$0.22 per ADS on August 9, 2021, the last trading day prior to August 10, 2021, the date on which the Company announced its receipt of the Proposal, and premiums of approximately 224.6% and 219.2% to the volume-weighted average trading price of the ADSs during the 60 trading days and 90 trading days, respectively, prior to and including August 9, 2021; and

•	the avoidance of the risk associated with any possible decrease in our future revenues and free cash flow, growth or value following the Merger.

The primary detriments of the Merger to the Unaffiliated Security Holders include, without limitation, the following:

•

such shareholders and ADS holders will cease to have an interest in the Company and, therefore, will no longer benefit from possible increases in the future revenues and free cash flow, growth or value of the Company or payment of dividends on the Shares, if any;

•

in general, the receipt of cash pursuant to the Merger or through the exercise of Dissenter Rights will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under other applicable tax laws. See “—U.S. Federal Income Tax Consequences” beginning on page 51 for additional information; and

•	Since the Company became publicly listed on May 12, 2011, the highest historical closing price of the ADSs (US$6.30 per ADS) exceeds the Per ADS Merger Consideration.

The primary benefits of the Merger to the Company’s directors and executive officers (other than the Chairman) include, without limitation, the following:

•

continued indemnification rights, rights to advancement of fees and directors and officers liability insurance, which will continue to be provided to the existing directors and officers of the Company following the completion of the Merger. See “The Merger Agreement—Directors’ and Officers’ Indemnification and Insurance” of this proxy statement;

•

the expected continuation of service of the executive officers of the Company with the Surviving Company in positions that are substantially similar to their current positions, allowing them to benefit from remuneration arrangements with the Surviving Company;

•

the compensation at a rate of US$8,000 per month for the chairman of the Special Committee and US$3,000 per month for the other members of the Special Committee, respectively, in exchange for each member’s services in such capacity (the payment of which is not contingent upon the closing of the Merger or the Special Committee’s or the Board’s recommendation of the Merger).

The primary detriments of the Merger to the Company’s directors and executive officers include, without limitation, the following:

•

directors and executive officers (other than the Chairman), to the extent and in their capacity as shareholders of the Company, will no longer benefit from possible increases in the future revenues and free cash flow, growth or value of the Company or payment of dividends on the Shares or ADSs, if any; and

•

in general, the receipt of cash pursuant to the Merger or through the exercise of Dissenter Rights will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under other applicable tax laws. The U.S. federal income tax consequences to the Chairman are not discussed herein.

The primary benefits of the Merger to the Buyer Group include the following:

•

if the Company successfully executes its business strategies, the value of the Buyer Group’s equity investment could increase because of possible increases in future revenues and free cash flow, increases in the underlying value of the Company or the payment of dividends, if any, that will accrue to Parent;

•

the Company will no longer have continued pressure to meet quarterly forecasts set by analysts. In contrast, as a publicly traded company, the Company currently faces pressure from public shareholders and investment analysts to make decisions that may produce better short-term results, but which may not maximize equity value in the long term;

•	the management of the Company will have more freedom to focus on long-term strategic planning in a highly competitive business with increasing competition and regulation;

•	the management of the Company will have more flexibility to change its capital spending strategies without public market scrutiny or analysts’ quarterly expectations;

•	the Company will be able to introduce new services or change its pricing strategies to attract customers without public market scrutiny or the pressure to meet short-term forecasts; and

•

there will be a reduction of the costs and administrative burden associated with operating the Company as a U.S. publicly traded company, including the costs associated with regulatory filings and compliance requirements. The Company has estimated that no longer being subject to such requirements will result in a saving of direct costs of approximately US$1.6 million per year on a recurring basis.

The primary detriments of the Merger to the Buyer Group include the following:

•	all of the risks of any possible decrease in the Company’s revenues, free cash flow or value following the Merger will be borne by Parent;

•	the business risks facing the Company, including increased competition and government regulation, will be borne by Parent; and

•

an equity investment in the Surviving Company by Parent following the Merger will involve substantial risk resulting from the limited liquidity of such an investment since there will be no trading market for the Surviving Company’s equity securities.

The Company’s Net Book Value and Net Loss

Merger Sub does not currently own any interest in the Company. Immediately after the closing of the Merger, Parent will own 100% of the outstanding equity interest in the Surviving Company. The Company’s net loss attributable to the Company’s shareholders for the fiscal year ended December 31, 2020 was approximately US$61.16 million, and net book value attributable to the Company’s shareholders as of December 31, 2020 was approximately negative US$311.84 million.

The table below sets out the direct or indirect interest in the Company’s net book value and net loss for members of the Buyer Group immediately before and after the Merger, based on the historical net book value and net loss of the Company as of and for the year ended December 31, 2020.

	Ownership Prior to the Merger(1)				Ownership After the Merger(1)
	Net Book Value		Net Loss		Net Book Value		Net Loss
Name	US$’000%		US$’000%		US$’000%		US$’000%
Buyer Group	216,831	69.53	42,524	69.53	311,836	100	61,156	100

Note:

(1)	Ownership percentages are based on 206,500,000 Shares outstanding as of the date of this proxy statement.

Plans for the Company after the Merger

Following the completion of the Merger, Parent will own 100% of the equity interest in the Surviving Company. Parent anticipates that the Company will continue to conduct its operations substantially as they are currently being conducted, except that the Company will cease to be a publicly traded company and will instead be a wholly owned subsidiary of Parent.

Following the completion of the Merger and the anticipated deregistration of the Shares and ADSs, the Company will no longer be subject to the Exchange Act and the compliance and reporting requirements of OTC Pink and the related direct and indirect costs and expenses, and may experience positive effects on profitability as a result of the elimination of such costs and expenses.

Except as set forth in this proxy statement and transactions already under consideration by the Company, the Buyer Group does not have any current plans, proposals or negotiations that relate to or would result in any of the following:

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

•	sale or transfer of a material amount of the assets of the Company or any of its subsidiaries; or

•	any other material changes in the Company, including with respect to the Company’s corporate structure or business.

However, after the Effective Time, the Buyer Group and the Surviving Company’s management and directors will continue to evaluate the Company’s entire business and operations from time to time, and may propose or develop plans and proposals which they consider to be in the best interests of the Company and its equity holders, including the disposition or acquisition of material assets, alliances, joint ventures, and other forms of cooperation with third parties or other extraordinary transactions, including the possibility of relisting the Company or a substantial part of its business on another stock exchange. The Buyer Group expressly reserves the right to make any changes it deems appropriate to the operation of the Surviving Company in light of such evaluation and review as well as any future developments.

Alternatives to the Merger

The Board did not independently determine to initiate a process for the sale of the Company. The Special Committee was formed on August 10, 2021 in response to the receipt of the Proposal from the Chairman and Parent on August 9, 2020. In light of (i) the beneficial ownership of the Chairman and his affiliates of approximately 69.53% of the entire issued and outstanding Shares (including Shares represented by ADSs), which represent approximately 69.53% of the aggregate voting power of the Company, as of the date of this proxy statement, and (ii) the fact that, since the announcement of the proposed transaction and prior to the entry into the Merger Agreement, the Company has not received any offer from any third party for a merger or consolidation of the Company with another company, the sale or transfer of all or substantially all of the Company’s assets or the purchase of all or a substantial portion of the Company’s voting securities that would enable such person to exercise control of or significant influence over the Company, the Special Committee determined that there was no viable alternative to the proposed sale of the Company to the Buyer Group. The Special Committee also took into account that prior to the receipt of shareholder approval, the Company can terminate the Merger Agreement in order to enter into an acquisition agreement with respect to a Superior Proposal, subject to the payment of a termination fee to the extent provided in the Merger Agreement. In this regard, the Special Committee recognized that it has flexibility under the Merger Agreement to respond to an alternative transaction proposed by a third party that is or is reasonably likely to result in a Superior Proposal, including the ability to provide information to and engage in discussions and negotiations with such party (and, if such proposal is a Superior Proposal, recommend such proposal to the Company’s shareholders).

In addition, the Special Committee also considered the alternative for the Company to remain as a public company. However, the Special Committee did not believe such options to be equally or more favorable in enhancing shareholder value, after considering factors such as the forecasts of future financial performance prepared by management, the significant offer premium implied by the merger consideration, the increased costs of regulatory compliance for public companies, the challenges to the Company’s efforts to increase shareholder value as an independent publicly-traded company, and the requirement, as an SEC-reporting company, to disclose a considerable amount of business information to the public which will limit the Company’s ability to compete in the market.

Effects on the Company if the Merger Is Not Completed

The Company is not currently aware of any reason why the Merger would not be completed as contemplated by the Merger Agreement. If the Merger were not completed for any reason, the shareholders or ADS holders of the Company would not receive any payment for their Shares or ADSs, as applicable, in connection with the Merger. Instead, the Company would remain a publicly-traded company and the ADSs would continue to be listed for quotation on OTC Pink for so long as the Company continued to meet OTC Pink listing requirements, and the Company would remain subject to SEC reporting obligations. The Unaffiliated Security Holders would therefore continue to be subject to similar risks and opportunities as they currently are with respect to their ownership of the Shares and ADSs. The effect of these risks and opportunities on the future value of the Unaffiliated Security Holders’ Shares and ADSs cannot be predicted with any certainty. There is also a risk that the market price of the ADSs would decline if the Merger were not completed, based on an assumption that the current market price reflects an expectation on the part of investors that the Merger will be completed.

Under specified circumstances, the Company may be required to pay Parent or its designees a termination fee of approximately US$840,000, or Parent may be required to pay the Company or its designees a termination fee of US$1,670,000, in each case, as described under the caption “The Merger Agreement—Termination Fees” beginning on page 77.

If the Merger were not completed for any reason, the Board could be expected from time to time thereafter to evaluate and review the business, operations, dividend policy, and capitalization of the Company and make such changes as it deemed appropriate and continue to seek to identify strategic alternatives to enhance shareholder value. If the Merger were not completed for any reason, it is possible that no other comparable transaction acceptable to the Company would be offered, and that the Company’s business, prospects, and results of operations would be adversely affected.

Financing of the Merger

The Company and the Buyer Group estimate that the total amount of funds necessary to complete the Merger and the Transactions, excluding payment of fees and expenses in connection with the Merger, would be approximately US$17 million, assuming no exercise of Dissenter Rights by shareholders of the Company. In calculating this amount, the Company and the Buyer Group did not consider the value of the Excluded Shares, which will be canceled for no consideration pursuant to the Merger Agreement. This amount includes the cash to be paid to the Unaffiliated Security Holders as well as the related costs and expenses, in connection with the Transactions.

The Buyer Group expects to provide this amount through cash contribution by Parent and its affiliates.

Remedies

The parties to the Merger Agreement are entitled to specific performance of the terms of the Merger Agreement, including an injunction or injunctions to prevent breaches of the Merger Agreement, in addition to any other remedy at law or in equity.

While the parties may pursue both a grant of specific performance and monetary damages, none of them will be permitted or entitled to receive both a grant of specific performance that results in the closing of the Merger and monetary damages.

The maximum aggregate liabilities of the Company, whether in equity or at law, in contract, in tort or otherwise, for monetary damages in connection with the Merger Agreement are limited to the sum of (a) the maximum Company Termination Fee of US$840,000 and (b) reimbursement of certain expenses in the event that the Company fails to pay the applicable termination fee when due and in accordance with the requirements of the Merger Agreement.

Interests of Certain Persons in the Merger

In considering the recommendation of the Special Committee and the Board with respect to the Merger, you should be aware that Parent, Merger Sub and their respective affiliates have interests in the transaction that are different from, and/or in addition to, the interests of the Unaffiliated Security Holders generally. The Board and the Special Committee were aware of such interests and considered them, among other matters, in reaching their decisions to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, and recommend that our shareholders vote in favor of authorizing and approving the Merger Agreement, the Plan of Merger and the Transaction.

Interests of the Buyer Group

As a result of the Merger, Parent will own 100% of the equity interest in the Surviving Company immediately following the completion of the Merger. The Buyer Group will directly or indirectly enjoy the benefits from any future earnings and growth of the Company after the Merger which, if the Company is successfully managed, could result in an increase in the value of their investments in the Company. The Buyer Group will also bear the corresponding risks of any possible decreases in the future earnings, growth or value of the Company. As there will be no public trading market for the Surviving Company’s shares, the Buyer Group will have no certainty of any future opportunity to sell such shares at an attractive price, or that any dividend paid by the Surviving Company will be sufficient to recover their respective investments in the Company.

The Merger may also provide additional means to enhance shareholder value for the Buyer Group, including improved profitability due to the elimination of the expenses associated with public company reporting and compliance, increased flexibility and responsiveness in management of the business to achieve growth and respond to competition without the restrictions of short-term earnings comparisons, and additional means for making liquidity available to the Buyer Group, such as through dividends or other distributions.

Interests of the Company’s Executive Officers and Directors in the Merger

In considering the recommendation of the Special Committee and the Board, the Company’s shareholders should be aware that certain of the Company’s directors and executive officers have interests in the Transactions that are different from, and/or in addition to, the interests of the Company’s shareholders and ADS holders generally. These interests include:

•	the beneficial ownership of equity interests in Parent by the Chairman;

•

the potential enhancement or decline of the share value of the Surviving Company, of which the Chairman will have beneficial ownership as a result of the completion of the Merger, and future performance of the Surviving Company;

•

continued indemnification rights and directors and officers liability insurance to be provided by the Surviving Company to former directors and officers of the Company pursuant to the Merger Agreement;

•

the compensation at a rate of US$8,000 per month for the chairman of the Special Committee and US$3,000 per month for the other members of the Special Committee, respectively, in exchange for each member’s services in such capacity (the payment of which is not contingent upon the closing of the Merger or the Special Committee’s or the Board’s recommendation of the Merger); and

•

the expected continuation of service of the executive officers of the Company with the Surviving Company in positions that are substantially similar to their current positions, allowing them to benefit from remuneration arrangements with the Surviving Company.

The Special Committee and the Board were aware of these potential conflicts of interest and considered them, among other matters, in reaching their decisions and recommendations with respect to the Merger Agreement and related matters.

Indemnification; Directors’ and Officers’ Insurance

See “The Merger Agreement—Directors’ and Officers’ Indemnification and Insurance” beginning on page 73.

The Special Committee

On August 10, 2021, the Board established a Special Committee of independent and disinterested directors to consider the Proposal from the Buyer Group and to take any actions it deems appropriate to assess the fairness and viability of such Proposal. The Special Committee is composed of three independent and disinterested directors: Mr. To Wai Suen (Eric), Mr. Xiandai Zhang and Mr. Yichun Zhang. The Board appointed To Wai Suen (Eric) as the chairman of the Special Committee. Other than (a) their receipt of board compensation in the ordinary course and the Special Committee compensation (which are not contingent on the consummation of the Merger or the Special Committee’s or the Board’s recommendation and/or authorization and approval of the Merger), and (b) their indemnification and liability insurance rights under the Merger Agreement, none of the members of the Special Committee has a financial interest in the Merger or any of transactions contemplated thereby that is different from that of the Unaffiliated Security Holders and none of them is related to any member of the Buyer Group. The Board did not place any limitations on the authority of the Special Committee regarding its investigation and evaluation of the Merger.

The Company has compensated the members of the Special Committee in exchange for their service in such capacity. The monthly compensation is US$8,000 for the chairman of the Special Committee and US$3,000 for the other members of the Special Committee, the payment of which is not contingent upon the completion of the Merger or the Special Committee’s or the Board’s recommendation of the Merger.

Position with the Surviving Company

After completion of the Merger, the Chairman expects to continue to serve as the director of the Surviving Company. It is anticipated that the executive officers of the Company will hold positions with the Surviving Company that are substantially similar to their current positions.

Related Party Transactions

Our audit committee charter requires the audit committee to review and approve all related-party transactions as defined in Item 404 of Regulation S-K on an ongoing basis. In addition to the arrangements in connection with the Merger discussed elsewhere in this proxy statement, our related party transactions are largely limited to compensation arrangements with our directors, officers and other management members. For a description of significant related-party transactions for the fiscal years ended December 31, 2019 and 2020, see “Item 7. Major Shareholders and Related Party Transactions” included in the Company’s annual reports on Form 20-F for the fiscal years ended December 31, 2019 and 2020, which are incorporated herein by reference. Please see “Where You Can Find More Information” beginning on page 91 for a description of how to obtain copies of the Company’s Annual Report.

Fees and Expenses

Fees and expenses incurred or to be incurred by the Company and the Buyer Group in connection with the Merger are estimated at the date of this proxy statement to be as follows:

Description	Amount
Legal fees and expenses
Financial advisory fees and expenses	US$	530,000
Special committee compensation
Miscellaneous (including ADS program termination fees, accounting, filing fees, printer, proxy solicitation and mailing costs)
Total

These fees and expenses will not reduce the aggregate merger consideration to be received by the Company shareholders and ADS holders. Whether or not the merger is consummated, all costs and expenses incurred in connection with the Merger Agreement, the Plan of Merger and the merger, will be paid by the party incurring such costs and expenses except as otherwise stated in the section entitled “The Merger Agreement and Plan of Merger—Termination Fee”.

Voting by the Buyer Group at the General Meeting

Pursuant to the Merger Agreement, the Buyer Group have agreed to vote all of the Shares (including Shares represented by ADSs) that they beneficially own in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, at the general meeting of the Company. As of the Share Record Date, we expect that the Buyer Group will collectively beneficially own 143,587,200 Shares (including Shares represented by ADSs), which collectively represent approximately 69.53% in number and in voting rights of the Company’s issued and outstanding Shares.

Litigation Related to the Merger

We are not aware of any lawsuit that challenges the Merger, the Merger Agreement or the Transactions.

Accounting Treatment of the Merger

The Merger is expected to be accounted for as a business combination by Parent in accordance with Accounting Standards Codification 805 “Business Combinations,” initially at the fair value of the Company as of the date of the closing of the Merger, which is the date of the acquisition.

Regulatory Matters

The Company does not believe that any material federal or state regulatory approvals, filings or notices are required in connection with effecting the Merger other than (a) the approvals, filings or notices required under the federal securities laws, (b) the filing of the Plan of Merger (and supporting documentation as specified in the BVI Companies Act) with the Registrar of Corporate Affairs of the British Virgin Islands. See “The Merger Agreement—Conditions to the Merger” beginning on page 75 for additional information.

Dissenters’ Rights

The following is a brief summary of the rights of holders of the Shares to dissent from the Merger and receive cash equal to the appraised fair value of their Shares (“Dissenter Rights”). This summary is not a complete statement of the law, and is qualified in its entirety by the complete text of Section 179 of the BVI

Companies Act, a copy of which is attached as Annex D to this proxy statement. If you are contemplating the possibility of dissenting from the Merger, you should carefully review the text of Annex D, particularly the procedural steps required to perfect Dissenter Rights. These procedures are complex and you are advised to consult your British Virgin Islands legal counsel. If you do not fully and precisely satisfy the procedural requirements of the BVI Companies Act, you will lose your Dissenter Rights.

Requirements for Exercising Dissenter Rights

A registered dissenting shareholder of the Company (a “Dissenting Shareholder”) is entitled to payment of the fair value of his Shares upon dissenting from the Merger.

The enforcement of your Dissenter Rights will exclude the enforcement of any other rights by virtue of holding Shares in connection with the Merger, other than the right to institute proceedings to obtain relief on the grounds that the Merger is illegal. To preserve your Dissenter Rights, the following procedures must be followed:

•

you must give written objection to the Merger (“Notice of Objection”) to the Company prior to the vote to approve the Merger. The Notice of Objection must include a statement that you propose to demand payment for all your Shares if the Merger takes place;

•

within twenty (20) days immediately following the date on which the vote approving the Merger is taken, the Company must give written notice of the approval (“Approval Notice”) to all shareholders who gave Notice of Objection, except those shareholders who voted for the Merger;

•

within twenty (20) days immediately following the date on which the Approval Notice is given (the “Dissent Period”), a shareholder who was entitled to receive the Approval Notice must give a written notice of his, her or its decision to elect to dissent (a “Notice of Dissent”) to the Company stating his, her or its name and address, the number and class of the Shares with respect to which he, she or it dissents and a demand for payment of the fair value of his, her or its Shares. A Dissenting Shareholder must dissent in respect of all the Shares which he, she or it holds;

•

within seven (7) days immediately following (a) the date of expiry of the Dissent Period or (b) the date on which the Merger becomes effective, whichever is later, the Company, as the Surviving Company, must make a written offer (a “Fair Value Offer”) to each Dissenting Shareholder to purchase his, her or its Shares at a price determined by the Company to be the fair value of such Shares;

•

if within thirty (30) days immediately following the date of the Fair Value Offer, the Company and the Dissenting Shareholder agree on the price at which the Company will purchase the Dissenting Shareholder’s Shares, the Company will pay to the Dissenting Shareholder the amount in money upon the surrender of the certificates (if any) representing the Dissenting Shareholder’s Shares;

•

if, within thirty (30) days immediately following the date of the Fair Value Offer, the Company and the Dissenting Shareholder fail to agree on a price at which the Company will purchase the Dissenting Shareholder’s Shares, then, within twenty (20) days immediately following the date of the expiry of such 30-day period:

-	the Company and the Dissenting Shareholder shall each designate an appraiser;

-	the two designated appraisers together shall designate a third appraiser;

-	the three appraisers shall fix the fair value of the Dissenting Shareholder Shares; and

-

under the BVI Companies Act, the fair value of the Dissenting Shares will be determined as the fair value of Shares as of close of business on the day prior to the date on which the vote to approve the Merger was taken, excluding any appreciation or depreciation in the value of the Shares, directly or indirectly, induced by announcement of the Merger. The value determined by the appraisers is binding on the Company and the Dissenting Shareholder for all purposes. Upon the surrender of the Dissenting Shareholder’s certificates (if any)

representing their Shares, the Company will pay, in cash, the fair value of the Shares determined by the appraisers.

You must be a registered holder of Shares (i.e. your name is registered in the register of members of the Company) in order to exercise your Dissenter Rights. All notices and petitions must be executed by or for the shareholder of record, fully and correctly, as such shareholder’s name appears on the register of members of the Company. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, these notices must be executed by or for the fiduciary. If the Shares are owned by or for more than one person, such notices and petitions must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the notices or petitions for a shareholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the notice, he, she or it is acting as agent for the record owner. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized above and in a timely manner to perfect whatever Dissenter Rights attach to the Shares.

If you do not satisfy each of these requirements, you cannot exercise Dissenter Rights and will be bound by the terms of the Merger Agreement. Submitting a proxy card that does not direct how the Shares represented by that proxy are to be voted will give the proxy discretion to vote as it determines appropriate. In addition, failure to vote your Shares, or a vote against the proposal to adopt the Merger Agreement and approve the Transactions will not alone satisfy the objection requirement referred to above. You must send all objections and notices to the Company at No. 1608, North Circle Road State Highway, Zhangzhou, Fujian Province 363000, PRC. Its telephone number at this address is (86) 596-2600308, and its fax number is (86) 596-2600558.

If you hold your Shares through a financial intermediary such as a broker or bank and wish to dissent from the Merger, you must make all necessary arrangements with the financial intermediary to ensure that your Shares are registered in your own name in the register of members of the Company such that you become a registered shareholder in order for you to exercise Dissenter Rights. The financial intermediary is unlikely to exercise or attempt to exercise any Dissenter Rights with respect to any of the Shares that it holds, even if a beneficial owner of the Shares requests the financial intermediary to do so. You must contact your financial intermediary promptly to ensure that you become a registered shareholder in sufficient time ahead of the date of the general meeting, as you must deliver to the Company a written objection to the Merger before the vote to authorize and approve the Merger is taken at the general meeting. You must subsequently comply with all procedures and requirements of Section 179 of the BVI Companies Act for the exercise of Dissenter Rights, a copy of which is attached as Annex D to this proxy statement. If the Merger is not consummated, the Company will continue to be a publicly traded company in the United States and the Shares will continue to be listed on the OTC Pink. As a result, if you became a registered shareholder for purposes of exercising Dissenter Rights and the Merger is not consummated, and you wish to transfer your Shares back to a financial intermediary, you will need to contact the financial intermediary to make all necessary arrangements.

If you are considering dissenting, you should be aware that the fair value of your Shares determined under Section 179 of the BVI Companies Act could be more than, the same as, or less than the Per Share Merger Consideration in cash without interest for each Share of the Company that you would otherwise receive as consideration in the Merger. In addition, in any proceedings for determination of the fair value of the Shares covered by a Notice of Dissent, the Company and the Buyer Group intend to assert that the Per Share Merger Consideration of $0.27 per Share is equal to the fair value of each of your Shares.

The provisions of Section 179 of the BVI Companies Act are technical and complex. If you fail to comply strictly with the procedures set forth in Section 179, you will lose your Dissenter Rights. You are advised to consult your British Virgin Islands legal counsel if you wish to exercise Dissenter Rights.

U.S. Federal Income Tax Consequences

The following are certain material U.S. federal income tax consequences to a U.S. Holder described below of the exchange of Shares or ADSs for cash pursuant to the Merger. For purposes of this discussion, you are a “U.S. Holder” if you are a beneficial owner of Shares or ADSs that is, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	a trust or estate the income of which is subject to U.S. federal income tax regardless of its source.

•

This discussion is limited to those U.S. Holders who hold the Shares or ADSs as capital assets for U.S. federal income tax purposes and it does not describe all of the tax consequences that may be relevant in light of your particular circumstances, including alternative minimum tax or Medicare contribution tax consequences, and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	dealers or certain traders in securities;

•	persons holding Shares or ADSs as part of a straddle, wash sale or conversion transaction, or persons entering into a constructive sale with respect to Shares or ADSs;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	tax-exempt entities, including individual retirement accounts;

•	persons who acquired or received Shares or ADSs as compensation;

•	persons that own or are deemed to own Shares or ADSs representing ten percent or more of our stock by vote or value; or

•	persons holding Shares or ADSs in connection with a trade or business conducted outside the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes owns Shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partnerships owning Shares or ADSs or a partner therein, you should consult your tax adviser as to the particular U.S. federal income tax consequences applicable to you of disposing of Shares or ADSs.

This discussion does not apply to you if you hold Excluded Shares.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof and all of which are subject to change, possibly with retroactive effect. You should consult your tax adviser concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of Shares or ADSs in your particular circumstances.

Consequences of the Merger Generally

The exchange of Shares or ADSs for cash will be a taxable transaction for U.S. federal income tax purposes. You will recognize gain or loss on the disposition of Shares or ADSs, equal to the difference between the amount of cash received, if any, and your tax basis in the Shares or ADSs disposed of. Subject to the discussion in “—

Passive Foreign Investment Company” below, any gain or loss recognized will be capital gain or loss, and will be long-term capital gain or loss if you have held the Shares or ADSs for more than one year. The deductibility of capital losses is subject to limitations.

As described in “PRC Income Tax Consequences” below, if we were deemed to be a tax resident enterprise under PRC tax law, gains from a sale of Shares or ADSs could be subject to PRC tax. You are entitled to use foreign tax credits to offset only the portion of your U.S. federal income tax liability that is attributable to foreign-source income. Because under the Code capital gains of U.S. persons generally are treated as U.S.-source income, this limitation may preclude you from claiming a credit for all or a portion of any PRC taxes imposed on any gain from the sale of Shares or ADSs. However, if you are eligible for the benefits of the income tax treaty between the United States and the PRC, you may be able to elect to treat any such gain as foreign-source for foreign tax credit purposes. The rules governing the foreign tax credit are complex. You should consult your tax adviser regarding your eligibility for benefits under the income tax treaty between the United States and the PRC and the creditability of any PRC tax on disposition gains in your particular circumstances.

Payments of the cash consideration for the Shares or ADSs that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) you are a corporation or other exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability, if any, and may entitle you to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Passive Foreign Investment Company Rules

In general, a foreign corporation will be a PFIC for any taxable year in which (1) 75% or more of its gross income consists of passive income (such as dividends, interest, rents royalties and certain gains) or (2) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. If a corporation owns at least 25% (by value) of the stock of another corporation, the corporation will be treated, for purposes of the PFIC tests, as owning its proportionate share of the 25%-owned corporation’s assets and receiving its proportionate share of the 25%-owned corporation’s income.

Based upon the nature of our business and estimates of the value of our assets, including goodwill, which are based, in part, on the market price of our ADSs, we do not expect to be a PFIC for our current taxable year. However, it is not entirely clear how the contractual arrangements between our wholly owned subsidiaries, our affiliated PRC entities and the shareholders of our affiliated PRC entities will be treated for purposes of the PFIC rules. In addition, we hold a substantial amount of cash, and our PFIC status for any taxable year may depend on the proportionate value of such cash and other passive assets compared to the total market value of our assets. Because the treatment of the contractual arrangements is not entirely clear, because we have, and expect to continue to have, a substantial amount of cash and other passive assets, and because the determination of whether we are a PFIC will depend on the character of our income and assets and the value of our assets from time to time, which may be based in part on the market price of our ADSs, which is likely to fluctuate, we may be a PFIC for the current taxable year.

If we were a PFIC for this or a previous taxable year and any of our subsidiaries or other entities in which we own or are treated as owning equity interests were also a PFIC (any such entity, a “Lower-tier PFIC”), you would be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described below on (1) certain distributions by a Lower-tier PFIC and (2) dispositions of shares of Lower-tier PFICs, in each case as if you held such shares directly, even though you had not received the proceeds of those distributions or dispositions.

If we were a PFIC for this or a previous taxable year during which you owned the Shares or ADSs, you may be subject to adverse tax consequences. Generally, any gain that you recognize in the Merger would be allocated ratably over your holding period for the Shares or ADSs. The amounts allocated to the current year and to taxable years prior to the first taxable year in which we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest tax rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to the allocated amounts. Furthermore, you would be required to file IRS Form 8621 with respect to us, generally with your federal income tax return for any year for which we were a PFIC. You should consult your tax adviser regarding the consequences of the Merger.

Controlled Foreign Corporation Considerations

A “controlled foreign corporation,” or “CFC,” is a foreign corporation more than 50% of the stock (by vote or value) of which is owned (directly, indirectly or constructively) by U.S. shareholders owning (directly, indirectly or constructively). As our controlling shareholder is not a US Holder and he currently owns more than 50% of the issued share capital of the Company (by vote and value), we do not expect to be a CFC.

If we were a CFC, U.S. Holders that actually, indirectly or constructively own ordinary shares representing 10% or more of our stock (by vote or value) may have certain adverse consequences resulting from our CFC status. Such U.S. Holders should consult their tax advisors regarding the tax consequences of our status as a CFC (or the CFC status of any of our non-U.S. subsidiaries) on their receipt of cash pursuant to the Merger.

PRC Income Tax Consequences

Under the EIT Law, which took effect on January 1, 2008 and was most recently amended on December 29, 2018, enterprises established outside of the PRC whose “de facto management bodies” are located in the PRC are considered “resident enterprises,” and thus will generally be subject to the enterprise income tax at the rate of 25% on their global income. On December 6, 2007, the State Council adopted the Regulation on the Implementation of Enterprise Income Tax Law, as amended on April 23, 2019, which defines the “de facto management body” as an establishment that has substantial management and control over the business, personnel, accounts and properties of an enterprise. The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies (“Circular 82”) on April 22, 2009, and as amended on December 29, 2017. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled offshore incorporated enterprise is located in China. Under the EIT Law and its implementation regulations, the PRC income tax at the rate of 10% is applicable to any gain recognized on receipt of consideration by a “non-resident enterprise” from transfer of its equity in a PRC resident enterprise, provided that the “non-resident enterprise” does not have a de facto management body in the PRC and also (a) does not have an establishment or place of business in the PRC or (b) has an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business, to the extent such gain is derived from sources within the PRC. Under the Individual Income Tax Law, an individual who disposes a capital asset in China is subject to PRC individual income tax at the rate of 20%. Reduction of or relief from these taxes may be sought under applicable Income Tax Treaties with China.

The Company does not believe it is a resident enterprise defined and regulated by the aforesaid regulations or that the gain recognized on the receipt of consideration for your Share should otherwise be subject to PRC income tax to holders of such Shares that are not PRC residents, however, as there has not been a definitive determination of the Company’s status by the PRC tax authorities, the Company cannot confirm whether it would be considered a PRC resident enterprise under the EIT Law or whether the gain recognized on the receipt of consideration for Shares would otherwise be subject to PRC tax to holders of such Shares that are not PRC tax residents.

In addition, under the Bulletin on Certain Issues Relating to Indirect Transfer of Assets by Non-resident Enterprises (“Bulletin 7”) issued by the State Administration of Taxation, which became effective on February 3,

2015, and the Bulletin on the Source of Deduction of Income Tax for Non-resident Enterprises (“Bulletin 37”) issued by the State Administration of Taxation, which became effective on December 1, 2017, if a non-resident enterprise transfers PRC taxable assets indirectly by disposing of equity interests in an overseas holding company directly or indirectly holding such PRC taxable assets without any reasonable commercial purpose, the non-resident enterprise may be subject to a 10% PRC income tax on the gain from such equity transfer, unless (i) the non-resident enterprise derives income from the indirect transfer of PRC taxable assets by acquiring and selling shares of an overseas listed company which holds such PRC taxable assets on a public market or (ii) where there is an indirect transfer of PRC taxable assets, but if the non-resident enterprise had directly held and disposed of such PRC taxable assets, the income from the transfer would have been exempted from PRC enterprise income tax under an applicable tax treaty or arrangement. According to Bulletin 7, where a non-resident enterprise indirectly holds and transfers equity of a PRC resident enterprise held through an offshore holding company, a list of factors set out by Bulletin 7 should be taken into consideration to assess whether the transfer arrangement would be deemed as having a reasonable commercial purpose. Where non-resident enterprises indirectly transfer PRC resident enterprises’ equity and avoid obligations to pay enterprise income tax through arrangement without a reasonable commercial purpose, PRC taxation authorities have the power to redefine and deem the transaction as a direct transfer of PRC resident enterprises’ equity and impose a 10% income tax on the gain from such offshore share transfer. Pursuant to Bulletin 37, where the party responsible to withhold such income tax did not or was unable to withhold, and non-resident enterprises receiving such income failed to declare and pay the taxes that should have been withheld to the relevant tax authority, both the transferor and the transferee may be subject to penalties under PRC tax laws. Bulletin 37 or Bulletin 7 may be determined by the PRC tax authorities to be applicable to the Merger where non-PRC resident corporate shareholders or ADS holders were involved, if the Merger is determined by the PRC tax authorities to lack reasonable commercial purpose. The Company does not believe that the Merger is without reasonable commercial purpose for purposes of Bulletin 37 and Bulletin 7, and, as a result, the Company (as purchaser and withholding agent) will not withhold any PRC tax (under Bulletin 7 and Bulletin 37) from the merger consideration to be paid to holders of Shares or ADSs. However, if PRC tax authorities were to invoke Bulletin 37 or Bulletin 7 and impose tax on the receipt of consideration for Shares or ADSs, then any gain recognized on the receipt of consideration for such Shares or ADSs pursuant to the Merger by the Company’s non-PRC-resident shareholders could be treated as PRC-source income and thus be subject to PRC income tax at a rate of 10% (subject to applicable treaty relief).

You should consult your own tax advisor for a full understanding of the tax consequences of the Merger to you, including any PRC tax consequences.

British Virgin Islands Tax Consequences

The British Virgin Islands currently has no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. No taxes, fees or charges will be payable (either by direct assessment or withholding) to the government or other taxing authority in the British Virgin Islands under the laws of the British Virgin Islands in respect of the Merger or the receipt of cash for your Shares or ADSs under the terms of the Merger Agreement. This is subject to the qualification that registration fees will be payable to the Registrar of Corporate Affairs of the British Virgin Islands to file and/or register the Plan of Merger, the amended and restated memorandum and articles of association of the Surviving Company (in the form attached as Appendix II to the Plan of Merger) together with a copy of the resolution of the Surviving Company’s shareholder adopting the same and the updated register of directors of the Surviving Company.

MARKET PRICE OF THE COMPANY’S ADSS, DIVIDENDS AND OTHER MATTERS

Market Price of the ADSs

The following table sets forth the high and low sales prices for the ADSs on the OTC Pink under the symbol “ZXAI.Y” for the periods indicated:

	Trading Price (US$)
	High	Low
2019
First Quarter	0.70	0.52
Second Quarter	0.65	0.40
Third Quarter	0.44	0.34
Fourth Quarter	0.50	0.30
2020
First Quarter	0.39	0.11
Second Quarter	0.33	0.11
Third Quarter	0.30	0.17
Fourth Quarter	0.30	0.18
2021
First Quarter	0.53	0.22
Second Quarter	0.41	0.27
Third Quarter	0.70	0.21
Fourth Quarter (from October 1, 2021 to November 4, 2021)	0.94	0.51

On August 9, 2021, the last trading day prior to the Company’s announcement on August 10, 2021 that the Board had received the Proposal (as defined below), the reported closing price of the ADSs on the OTC Pink was $0.22. The Per ADS Merger Consideration of $1.08 per ADS represents a premium of 390.9% over the closing price of $0.22 per ADS on August 9, 2021 and a premium of approximately 224.6% and 219.2% to the volume-weighted average trading price of the ADSs during the 60 trading days and 90 trading days, respectively, prior to and including August 9, 2021.

Dividend Policy

We neither declared nor paid any dividends in 2018, 2019 and 2020 and through the date of this proxy statement to its shareholders, nor do we have any present plan to pay any cash dividends on our Shares in the foreseeable future. We currently intend to retain the Company’s available funds and any future earnings to operate and expand the Company’s business.

Under the terms of the Merger Agreement, we are not permitted to pay any dividends or repurchase any Shares pending consummation of the Merger.

In the event the Merger Agreement is terminated for any reason and the Merger is not consummated, the payment of future dividends will be subject to the discretion of the Board. The Board will consider, among others, our operations, earnings, cash flows, capital requirements and surplus, general financial condition, contractual restrictions, regulatory limitations on our PRC and other subsidiaries’ ability to distribute dividends to us and other factors that the Board may deem relevant.

The Company is a holding company incorporated in the British Virgin Islands, and our ability to pay dividends to shareholders depends upon dividends received from subsidiaries.

If we are to declare any cash dividends on our Shares, holders of the ADSs are entitled to receive dividends in U.S. dollars subject to the terms of the Deposit Agreement (including the fees and expenses payable thereunder), to the same extent as the holders of our Shares. Other distributions, if any, will be paid by the ADS Depositary to ADS holders in any means it deems legal, fair and practical.

THE GENERAL MEETING

We are furnishing this proxy statement to you, as a holder of the Shares, as part of the solicitation of proxies by the Special Committee for use at the general meeting described below.

Date, Time and Place of the General Meeting

The general meeting will be held on                , at        a.m. (Beijing time) at                .

Proposals to be Considered at the General Meeting

At the meeting, you will be asked to consider and vote upon:

THAT the Merger Agreement, the Plan of Merger and the consummation of the Transactions be authorized and approved;

THAT each of the members of the Special Committee and the Chief Financial Officer of the Company, be authorized to do all things necessary to give effect to the Merger Agreement, the Plan of Merger and the consummation of the Transactions; and

THAT the general meeting be adjourned in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the general meeting to pass the resolutions of shareholders to be proposed at the general meeting.

At the Effective Time, all Shares will be canceled and cease to exist. If the Merger is consummated, each Share issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares, Dissenting Shares and Shares represented by ADSs, will be canceled in exchange for the right to receive US$0.27 in cash per Share without interest, and each ADS issued and outstanding immediately prior to the Effective Time will represent only a right to receive US$1.08 in cash per ADS, without interest, in accordance with the terms and conditions set forth in the Merger Agreement. The Dissenting Shares will thereafter represent only the right to receive the fair value of each Share as determined in accordance to Section 179 of the BVI Companies Act.

The Board’s Recommendation

The Board, acting on the unanimous recommendation of the Special Committee:

•

determined that the Merger, as contemplated in the Merger Agreement and the Plan of Merger, is fair to and in the best interests of the Company and the Unaffiliated Security Holders, and it is advisable for the Company to enter into the Merger Agreement, the Plan of Merger, and to consummate the Transactions;

•	authorized and approved the execution, delivery and performance of the Merger Agreement, the Plan of Merger and the consummation of the Transactions; and

•

resolved to recommend in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the consummation of the Transactions, to the shareholders of the Company and directed that the Merger Agreement, the Plan of Merger and the consummation of the Transactions, be submitted to a vote of the registered shareholders of the Company for authorization and approval.

Record Date; Shares and ADSs Entitled to Vote

You are entitled to attend and vote at the general meeting if you have Shares registered in your name as of 5:00 p.m. British Virgin Islands time on the Share Record Date. If you own Shares as of 5:00 p.m. British Virgin

Islands time on the Share Record Date, you should lodge your proxy card so that the proxy card is received by the Company no later than        a.m. (Beijing time) on                , being 48 hours before the time appointed for the general meeting.

If you own ADSs as of the close of business in New York City on the ADS Record Date (and do not surrender such ADSs and become a registered shareholder of the Shares underlying such ADSs, as explained below), you cannot vote directly nor are you able to attend the general meeting, but you may instruct the ADS Depositary (as the holder of the Shares underlying your ADSs) on how to vote the Shares underlying your ADSs. The ADS Depositary must receive your instructions no later than 12:00 p.m. (New York City time) on                 , 2021. The ADS Depositary will endeavor, in so far as practicable, to vote or cause to be voted the Shares represented by ADSs in accordance with your voting instructions.

Each registered shareholder has one vote for each Share held as of 5:00 p.m. British Virgin Islands time on the Share Record Date. We expect that, as of the Share Record Date, there will be                 Shares entitled to be voted at the general meeting. See “The General Meeting—Procedures for Voting” below for additional information.

Quorum

A quorum of the Company’s registered shareholders is necessary to have a valid shareholders’ meeting. The required quorum for the transaction of business at the general meeting is the presence, in person or by proxy (or in the case of a shareholder being a corporation, by a duly authorized corporate representative), of at least two shareholders (or if there is only one shareholder, then that shareholder) holding not less than thirty percent of the Shares entitled to vote at such meeting issued and outstanding, present in person or by proxy, shall form a quorum.

If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the shareholder or shareholders present and entitled to vote shall form a quorum.

Vote Required

Under the BVI Companies Act and the Merger Agreement, in order for the Merger to be consummated, the Merger Agreement and the Plan of Merger must be approved by a resolution of shareholders of the Company passed by an affirmative vote of registered shareholders (including Shares represented by ADSs) representing not less than a majority of such shareholders as, being entitled to do so, voting in person or by proxy as a single class at the general meeting or any adjournment or postponement thereof. If this vote is not obtained, the Merger will not be consummated.

As of the date of this proxy statement, there are 206,500,000 Shares issued and outstanding, all of which are entitled to vote on the proposals at the general meeting, subject to the procedures described below under “Summary Term Sheet—Procedures for Voting.” We expect that, as of the Share Record Date, there will be                Shares issued and outstanding, all of which will be entitled to vote on the proposals at the general meeting, subject to the procedures described below under “The General Meeting—Procedures for Voting.”

As of the date of this proxy statement, the Buyer Group beneficially owns 143,587,200 Shares (including Shares represented by ADSs) of the Company, which collectively represent approximately 69.53% of the Company’s issued and outstanding Shares and the total voting power of in the Company, all of which will be voted in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the consummation of the Transactions pursuant to the terms of the Merger Agreement. Accordingly, based on the number of Shares expected to be issued and outstanding on the Share Record Date, and assuming that members of the Buyer Group vote all their Shares in favor of the resolutions of shareholders in accordance with the Merger Agreement, a quorum will be present at the general meeting and sufficient votes will be cast to authorize and approve the Merger Agreement, the Plan of Merger and the consummation of the Transactions, without any further vote of any other shareholder. See “Security Ownership of Certain Beneficial Owners and Management of the Company” beginning on page 88 for additional information.

Procedures for Voting

Shares

Only shareholders registered in the register of members of the Company as of 5:00 p.m. British Virgin Islands time on the Share Record Date will receive the final proxy statement and proxy card directly from the Company. Shareholders registered in the register of members of the Company as of 5:00 p.m. British Virgin Islands time on the Share Record Date or their proxy holders are entitled to vote and may participate in the general meeting or any adjournment thereof. Shareholders who have acquired Shares after 5:00 p.m. British Virgin Islands time on the Share Record Date may not attend or vote at the general meeting unless they receive a proxy from the person or entity who was the registered holder of such Shares as of the Share Record Date. Each registered shareholder has one vote for each Share held as of 5:00 p.m. British Virgin Islands time on the Share Record Date.

Shareholders wanting to vote by proxy should indicate on their proxy card how they want to vote, sign and date the proxy card, and mail the proxy card in the return envelope as soon as possible so that it is received by the Company no later than                a.m. (Beijing time) on                , being 48 hours before the time appointed for the general meeting, the deadline to lodge the proxy card for it to be valid. Registered shareholders can also attend the general meeting and vote in person.

Shareholders who have questions or requests for assistance in completing and submitting proxy cards or need additional copies of this proxy statement or the accompanying proxy card should contact our Going Private Project Team at +86 1500-6007-110.

ADS

ADS holders as of the close of business in New York City on the ADS Record Date will receive the final proxy statement and ADS voting instruction card either directly from the ADS Depositary (in the case of registered ADS holders) or these materials will be forwarded to them by a third party service provider (in the case of beneficial owners of ADSs who are not registered ADS holders). ADS Holders as of the close of business on the ADS Record Date (New York City time) (who do not surrender such ADSs for cancelation and become a registered shareholder of the Shares underlying such ADSs, as explained in the following paragraph) cannot attend or vote at the general meeting directly, but may instruct the ADS Depositary on how to vote the Shares underlying the ADSs by completing and signing an ADS voting instruction card provided by the ADS Depositary and returning it in accordance with the instructions printed on the card. The ADS Depositary must receive the ADS voting instruction card no later than 12:00 p.m. (New York City time) on                 . The ADS Depositary will endeavor, in so far as practicable, to vote or cause to be voted the Shares represented by ADSs in accordance with your voting instructions. The ADS Depositary has advised us that, pursuant to the provisions of the deposit agreement, dated as of May 11, 2011, by and among the Company, the ADS Depositary, and the holders and beneficial owners of ADSs issued thereunder (the “Deposit Agreement”), the ADS Depositary will not vote or attempt to exercise the right to vote any Shares other than in accordance with signed voting instructions from the relevant ADS holder. However, ADS holders as of the ADS Record Date whose voting instructions are timely received but fail to specify the manner in which the ADS Depositary is to vote will be deemed to have instructed the ADS Depositary to vote in favor of the items set forth in such voting instruction. If you hold your ADSs in an account with a broker or other securities intermediary, you should receive instructions on how to give voting instructions from your securities intermediary and you must follow those instructions if you wish to vote.

ADS holders will not be able to attend or vote at the general meeting directly (whether in person or by proxy) unless they surrender their ADSs to the ADS Depositary for cancelation, receive delivery of the corresponding Shares and become registered in the Company’s register of members as registered shareholders of the Shares underlying their ADSs prior to the close of business in the British Virgin Islands on the Share Record Date. ADS holders who wish to surrender their ADSs to the ADS Depositary for cancelation and attend and vote at the general meeting need to make arrangements to deliver the ADSs to the ADS Depositary for cancelation as soon as possible but in no event later than the close of business in New York City on                             together with (a) delivery instructions for the corresponding Shares represented by such ADSs (including, if applicable, the name and address of the person who will be the registered holder of such Shares), (b) payment of ADS Depositary’s fees associated with such cancelation (up to US$0.05 per ADS to be canceled pursuant to the terms of the Deposit Agreement), which will not be borne by the Surviving Company, and any applicable taxes, and (c) a certification that the ADS holder either (i) beneficially owned the relevant ADSs as of the ADS Record Date and has not given (or has canceled all voting instructions previously given), and will not give, voting instructions to the ADS Depositary as to the ADSs being surrendered for cancelation, or has given voting instructions to the ADS Depositary as to the ADSs being surrendered but undertakes not to vote the corresponding Shares at the general meeting, or (ii) did not beneficially own the ADSs as of the ADS Record Date and undertakes not to vote the corresponding Shares at the general meeting. If you hold your ADSs in an account with a broker or other securities intermediary, you should promptly contact their your broker or other securities intermediary to find out what actions you need to take to instruct the intermediary to surrender the ADSs on your behalf. Upon surrender of the ADSs for cancelation, the ADS Depositary will direct The Hongkong and Shanghai Banking Corporation Limited, the custodian holding the Shares, to present the underlying Shares for registration of transfer to the former ADS holder (or a person designated by the former ADS holder). If after the registration of Shares in your name you wish to receive a certificate evidencing the Shares registered in your name, you will need to request the Company to issue and mail a certificate to your attention. If the Merger is not consummated, the Company would continue to be a publicly traded company in the United States and the ADSs will continue to be listed for quotation on OTC Pink. Shares are not listed and cannot be traded on any public marketplace other than the OTC Pink, and in such case only when represented by ADSs. As a result, if you have surrendered your ADSs for cancelation to attend the general meeting and the Merger is not consummated and you wish to be able to sell your Shares on a public marketplace, you will need to deposit your Shares into the Company’s ADS program for the issuance of the corresponding number of ADSs, subject to the terms and conditions of applicable law and the Deposit Agreement, including, among other things, the availability of ADSs for issuance under the existing F-6 registration statement and the payment of relevant fees of the ADS Depositary for the issuance of ADSs (up to US$0.05 per ADS issued), applicable share transfer taxes (if any) and related charges pursuant to the Deposit Agreement.

Proxy Holders for Registered Shareholders

Shareholders registered in the register of members of the Company as of 5:00 p.m. British Virgin Islands time on the Share Record Date who are unable to participate in the general meeting may appoint a person or the chairman of the general meeting as proxy holder by completing and returning the form of proxy in accordance with the instructions printed thereon. With regard to the items listed on the agenda and without any explicit instructions to the contrary, the chairman of the general meeting as proxy holder will vote in favor of the resolutions proposed at the general meeting according to the recommendation of the Special Committee. If new proposals (other than those on the agenda) are put forth before the general meeting, the chairman of the general meeting as proxy holder will vote in accordance with the position of the Board.

Voting of Proxies and Failure to Vote

All Shares represented by valid proxies will be voted at the general meeting in the manner specified by the holder. If a registered shareholder returns a properly signed proxy card but does not indicate how the shareholder wants to vote, Shares represented by that proxy card will be voted FOR the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the consummation of the Transactions, FOR the proposal to authorize each of the members of the Special Committee and the Chief Financial Officer of the Company, to do all things necessary to give effect to the Merger Agreement, the Plan of Merger and the consummation of the Transactions, and FOR the proposal to adjourn the general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received to pass the resolutions of shareholders during the general meeting, unless the registered shareholder appoints a person other than the chairman of the meeting as proxy, in which case the Shares represented by that proxy card will be voted (or not submitted for voting) as the proxy determines. If a registered shareholder fails to vote by proxy or in person, it will be more difficult for the Company to obtain the necessary quorum to transact business at the general meeting and to obtain required votes described in “The General Meeting—Vote Required.” Brokers, banks or other nominees who hold Shares in “street name” for customers who are the beneficial owners of such Shares may not give a proxy to vote those customers’ Shares in the absence of specific instructions from those customers. If proxies are properly dated, executed and returned by registered shareholders and no specific instructions are given by such holders, such Shares will be voted “FOR” the proposals (unless the shareholder appoints a person other than the chairman of the meeting as proxy, in which case the Shares represented by that proxy card will be voted (or not submitted for voting) as the proxy determines) and in the proxy holder’s discretion as to other matters that may properly come before the general meeting. Abstentions by registered shareholders are included in the determination of the number of Shares present but are not counted as votes for or against a proposal. If no proxy is given by such registered shareholders, broker non-votes will be counted toward a quorum but will not be treated as voted on any proposals at the general meeting.

If ADS holders do not timely deliver specific voting instructions to the ADS Depositary, the ADS Depositary has advised the Company that it will not vote or attempt to exercise the right to vote any Shares underlying such holders’ ADSs. Brokers and other securities intermediaries that hold ADSs in “accounts” for their customers do not have discretionary authority to provide the ADS Depositary with voting instructions on how to vote the Shares underlying the ADSs with respect to the adoption of the Merger Agreement. Accordingly, if intermediaries do not receive specific voting instructions from the beneficial owner of ADSs, they may not provide the ADS Depositary with voting instructions on how to vote the Shares underlying the ADSs with respect to the adoption of the Merger Agreement.

Revocability of Proxies

Registered holders of our Shares may revoke their proxies in one of three ways:

•

First, a registered shareholder can revoke a proxy by written notice of revocation given to the chairman of the general meeting at least two hours before the commencement of the general meeting. Any written notice revoking a proxy should also be sent to the Company’s offices at                             , People’s Republic of China, Attention: Going Private Project Team, at least two hours before the commencement of the general meeting.

•

Second, a registered shareholder can complete, date and submit a new proxy card bearing a later date than the proxy card sought to be revoked to the Company so that the new proxy card is received by the Company no later than                a.m. (Beijing time) on                , being 48 hours before the time appointed for the general meeting, the deadline for shareholders to lodge proxy cards for them to be valid.

•

Third, a registered shareholder can attend the meeting and vote in person. Attendance, by itself, will not revoke a proxy. It will only be revoked if the registered shareholder attends and actually votes in person at the general meeting.

If a shareholder holds Shares through a broker, bank or other nominee and has instructed the broker, bank or other nominee to vote the shareholder’s Shares, the shareholder must follow directions received from the broker, bank or other nominee to change those instructions.

Holders of the ADSs may revoke their voting instructions by notification to the ADS Depositary in writing at any time prior to 12:00 p.m. (New York City time) on                        . A holder of ADSs can do this in one of two ways:

•	First, a holder of ADSs can revoke its voting instruction by written notice of revocation timely delivered to the ADS Depositary.

•	Second, a holder of ADSs can complete, date and submit a new ADS voting instruction card to the ADS Depositary bearing a later date than the ADS voting instruction card sought to be revoked.

If you hold your ADSs through a broker or other securities intermediary and you have instructed your intermediary to give ADS voting instructions to the ADS Depositary, you must follow the directions of your intermediary to change those instructions.

Rights of Registered Shareholders Who Wish to Dissent from the Merger

Registered shareholders who dissent from the Merger will have the right to receive payment of the fair value of their Shares as determined in accordance with Section 179 of the BVI Companies Act if the Merger is consummated, but only if they deliver to the Company, before the vote to authorize and approve the Merger is taken at the general meeting, a written objection to the Merger and subsequently comply with all procedures and requirements of Section 179 of the BVI Companies Act. A copy of Section 179 is attached as Annex D to this proxy statement, for the exercise of Dissenter Rights. The fair value of your Shares as determined under the BVI Companies Act could be more than, the same as, or less than the merger consideration you would receive pursuant to the Merger Agreement if you do not exercise Dissenter Rights with respect to your Shares. This proxy statement is not to be construed or taken as legal advice on British Virgin Islands law. Registered shareholders who wish to exercise any rights in relation to the BVI Companies Act, be it pursuant to Section 179 or otherwise, should obtain their own copy of the complete BVI Companies Act and seek legal advice from a law firm authorized to practice British Virgin Islands law without delay.

ADS HOLDERS WILL NOT HAVE THE RIGHT TO EXERCISE DISSENTERS’ RIGHTS AND RECEIVE PAYMENT OF THE FAIR VALUE OF THE SHARES UNDERLYING THEIR ADSs. THE ADS DEPOSITARY WILL NOT EXERCISE OR ATTEMPT TO EXERCISE ANY DISSENTERS’ RIGHTS WITH RESPECT TO ANY OF THE SHARES THAT IT HOLDS, EVEN IF AN ADS HOLDER REQUESTS THE ADS DEPOSITARY TO DO SO. ADS HOLDERS WISHING TO EXERCISE DISSENTERS’ RIGHTS MUST SURRENDER THEIR ADSs TO THE ADS DEPOSITARY FOR CANCELATION AS SOON AS POSSIBLE BUT IN NO EVENT LATER THAN THE CLOSE OF BUSINESS (NEW YORK CITY TIME) ON                             TO THE ADS DEPOSITARY FOR CONVERSION INTO SHARES, PAY THE ADS DEPOSITARY’S FEES REQUIRED FOR THE CANCELATION OF THEIR ADSs (UP TO US$0.05 PER ADS CANCELED), PROVIDE INSTRUCTIONS FOR THE REGISTRATION OF THE CORRESPONDING SHARES IN THE COMPANY’S REGISTER OF MEMBERS AND DELIVERY INSTRUCTIONS FOR THE CORRESPONDING SHARES, AND CERTIFY THAT THEY EITHER (I) BENEFICIALLY OWNED THE ADSs AS OF THE ADS RECORD DATE AND HAVE NOT GIVEN (OR HAVE CANCELED ALL VOTING INSTRUCTIONS PREVIOUSLY GIVEN), AND WILL NOT GIVE, VOTING INSTRUCTIONS AS TO THEIR ADSs OR HAVE GIVEN VOTING INSTRUCTIONS TO THE ADS DEPOSITARY AS TO THE ADSs BEING SURRENDERED FOR CANCELATION BUT UNDERTAKE NOT TO VOTE THE CORRESPONDING SHARES AT THE GENERAL MEETING, OR (II) DID NOT BENEFICIALLY OWN THE RELEVANT ADSs AS OF THE ADS RECORD DATE AND UNDERTAKE NOT TO VOTE THE CORRESPONDING SHARES AT THE GENERAL MEETING, AND BECOME REGISTERED SHAREHOLDERS BEFORE THE VOTE TO AUTHORIZE AND APPROVE THE MERGER IS TAKEN AT THE GENERAL MEETING. FOR THE AVOIDANCE OF DOUBT, ANY ADS HOLDERS WHO SURRENDER THEIR ADSs AND BECOME HOLDERS OF SHARES AFTER THE SHARE RECORD DATE WILL NOT BE ENTITLED TO ATTEND OR VOTE AT THE GENERAL

MEETING, BUT WILL BE ENTITLED TO EXERCISE DISSENTERS’ RIGHTS IF THEY BECOME REGISTERED SHAREHOLDERS BEFORE THE VOTE IS TAKEN AT THE GENERAL MEETING, IN ACCORDANCE WITH THE IMMEDIATELY PRECEDING SENTENCE. AFTER SURRENDERING THEIR ADSs AND BECOMING REGISTERED SHAREHOLDERS, SUCH FORMER ADS HOLDERS MUST COMPLY WITH THE PROCEDURES AND REQUIREMENTS FOR EXERCISING DISSENTERS’ RIGHTS WITH RESPECT TO SUCH SHARES UNDER SECTION 179 OF THE BVI COMPANIES ACT. IF THE MERGER IS NOT CONSUMMATED, THE COMPANY WOULD CONTINUE TO BE A PUBLICLY TRADED COMPANY IN THE UNITED STATES AND THE ADSs WILL CONTINUE TO BE LISTED FOR QUOTATION ON OTC PINK. THE COMPANY’S SHARES ARE NOT LISTED AND CANNOT BE TRADED ON ANY PUBLIC MARKETPLACE OTHER THAN OTC PINK, AND IN SUCH CASE ONLY IN THE FORM OF ADSs. AS A RESULT, IF A FORMER ADS HOLDER HAS SURRENDERED HIS, HER OR ITS ADSs FOR CANCELATION TO THE ADS DEPOSITARY IN ORDER TO EXERCISE DISSENTERS’ RIGHTS AND THE MERGER IS NOT CONSUMMATED AND SUCH FORMER ADS HOLDER WISHES TO BE ABLE TO SELL HIS, HER OR ITS SHARES ON A PUBLIC MARKETPLACE, SUCH FORMER ADS HOLDER WILL NEED TO DEPOSIT HIS, HER OR ITS SHARES INTO THE COMPANY’S ADS PROGRAM FOR THE ISSUANCE OF THE CORRESPONDING NUMBER OF ADSs, SUBJECT TO THE TERMS AND CONDITIONS OF APPLICABLE LAW AND THE DEPOSIT AGREEMENT, INCLUDING, AMONG OTHER THINGS, THE AVAILABILITY OF ADSs FOR ISSUANCE UNDER THE EXISTING F-6 REGISTRATION STATEMENT(s) FOR THE ADSs, AND THE PAYMENT OF RELEVANT FEES OF THE ADS DEPOSITARY FOR THE ISSUANCE OF ADSs (UP TO US$0.05 PER ADS ISSUED), APPLICABLE SHARE TRANSFER TAXES (IF ANY), AND RELATED CHARGES PURSUANT TO THE DEPOSIT AGREEMENT.

Whom to Call for Assistance

If you need assistance, including help in changing or revoking your proxy, please contact our Going Private Project Team at +86 1500-6007-110.

Solicitation of Proxies

We have not retained a third-party service provider to assist in the solicitation process. We will ask banks, brokers and other custodians, nominees and fiduciaries to forward our proxy solicitation materials to the beneficial owners of Shares registered in the name of such nominee holders. In addition, proxies may be solicited by mail, in person, by telephone, by internet or by facsimile by certain of our officers, directors and employees. These persons will receive no additional compensation for solicitation of proxies but may be reimbursed for reasonable out-of-pocket expenses. We will reimburse banks, brokers, nominees, custodians and fiduciaries for their reasonable expenses in forwarding copies of this proxy statement to the beneficial owners of our Shares and in obtaining voting instructions from those owners. We will pay all expenses of filing, printing and mailing this proxy statement.

Other Business

We are not currently aware of any business to be acted upon at the general meeting other than the matters discussed in this proxy statement.

THE MERGER AGREEMENT

The following summary describes the material provisions of the Merger Agreement. This summary may not include all of the information about the Merger Agreement that is important to you. This summary is subject to, and qualified in its entirety by reference to, the Merger Agreement (including the joinder thereto), which is attached as Annex A, and incorporated by reference into this section of this proxy statement. You are urged to read each of the Merger Agreement and the Plan of Merger carefully and in its entirety, as they are the legal documents governing the Merger.

The summary of the Merger Agreement below is included in this proxy statement only to provide you with information regarding the terms and conditions of the Merger Agreement, and not to provide any other factual information regarding the Company, Parent, Merger Sub or their respective businesses. Accordingly, the representations and warranties and other provisions of the Merger Agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this proxy statement and in the documents incorporated by reference into this proxy statement. See “Where You Can Find More Information” beginning on page 91.

Structure and Consummation of the Merger

The Merger Agreement provides for the merger of Merger Sub with and into the Company on the terms, and subject to the conditions, of the Merger Agreement, with the Company being the Surviving Company of the Merger. If the Merger is consummated, the Company will cease to be a publicly traded company and will become a wholly owned subsidiary of Parent. The closing of the Merger will occur no later than the third business day after all of the conditions to the Merger have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the closing, but subject to the satisfaction or waiver of those conditions). On the closing date, Merger Sub and the Company will execute and file the Plan of Merger and other appropriate documents with the Registrar of Corporate Affairs of the British Virgin Islands as required by the BVI Companies Act. The Merger will become effective on the date of registration of the Plan of Merger by the Registrar of Corporate Affairs of the British Virgin Islands, or such later time as may be agreed in writing by Parent, Merger Sub and the Company and specified in the Plan of Merger.

We currently expect that the Merger will be consummated in the first quarter of 2022, after all conditions to the Merger have been satisfied or waived. We cannot specify when, or assure you that, all conditions to the Merger will be satisfied or waived; however, we intend to complete the Merger as promptly as practicable.

Memorandum and Articles of Association; Directors and Officers of the Surviving Company

Immediately after the Effective Time, the memorandum and articles of association of Merger Sub, as in effect immediately prior to the Effective Time, will become the memorandum and articles of association of the Surviving Company; provided, however, that, (a) all references therein to the name of Merger Sub shall be amended to “China Zenix Auto International Limited”, (b) all references therein to the authorized share capital of the Surviving Company shall be amended to refer to the correct authorized share capital of the Surviving Company as approved in the Plan of Merger, and (c) the indemnification, advancement of expenses and exculpation provisions therein will comply with the relevant provisions set forth in the Merger Agreement.

The directors of Merger Sub immediately prior to the Effective Time will be the initial directors of the Surviving Company, and the officers of the Company immediately prior to the Effective Time will be the initial officers of the Surviving Company, in each case, unless otherwise determined by Parent prior to the Effective Time and in the case of the directors of the Surviving Company, as set out in the Plan of Merger, and will hold office until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the memorandum and articles of association of the Surviving Company.

Merger Consideration

If the Merger is consummated, at the Effective Time, (a) each Share that is issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares, the Dissenting Shares and Shares represented by ADSs) will be canceled and cease to exist in exchange for the right to receive US$0.27 in cash per Share without interest, (b) each ADS that is issued and outstanding immediately prior to the Effective Time (other than ADSs representing or that are the Excluded Shares), together with the Shares represented by such ADSs, will be canceled and cease to exist in exchange for the right to receive US$1.08 in cash per ADS without interest, (c) each Excluded Share and each ADS representing or that are such Excluded Shares that is issued and outstanding immediately prior to the Effective Time will be canceled and cease to exist without payment of any consideration or distribution therefor, (d) each Dissenting Share will be canceled and cease to exist for the right to receive the fair value of such Dissenting Share as determined in accordance with Section 179 of the BVI Companies Act.

At the Effective Time, all ordinary shares of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into and become one validly issued, fully paid and non-assessable ordinary share of the Surviving Company. Such one ordinary share of the Surviving Company will constitute the only issued and outstanding share capital of the Surviving Company.

Exchange Procedures

At or prior to the Effective Time, Parent will deposit, or cause to be deposited, with a bank or trust company selected by Parent with the Company’s prior consent acting as paying agent, cash in immediately available funds and in an amount that is sufficient to pay the aggregate merger consideration to which all holders of Shares (other than Excluded Shares and Dissenting Shares) and all holders of ADSs (other than ADSs representing or that are the Excluded Shares) are entitled under the Merger Agreement.

As promptly as practicable following the Effective Time (and in any event within three business days thereafter), the Surviving Company will cause the paying agent to mail to each person who was, at the Effective Time, a registered holder of Shares (other than Excluded Shares and Dissenting Shares) entitled to receive the Per Share Merger Consideration: (i) a letter of transmittal, which will be in customary form (which will specify the manner that delivery of the exchange fund to registered holders of such Shares will be effected); and (ii) instructions for effecting the surrender of share certificates representing the Shares (or affidavits and indemnities of loss in lieu of the share certificates), or non-certificated Shares represented by book entry and/or such other documents as may be required in exchange for the Per Share Merger Consideration.

Upon surrender of, if applicable, a share certificate (or affidavit and indemnity of loss in lieu of the share certificate) or uncertificated Shares and/or such other documents as may be required pursuant to such instructions to the paying agent in accordance with the terms of such letter of transmittal, each such registered holder of Shares will be entitled to receive in exchange therefor a check, in the amount equal to (x) the number of Shares represented by such share certificate (or affidavit and indemnity of loss in lieu of the share certificate) or the number of uncertificated Shares multiplied by (y) the Per Share Merger Consideration, subject to applicable withholding. Any share certificate so surrendered will forthwith be marked as canceled.

Prior to the Effective Time, Parent and the Company will establish procedures with the paying agent and the ADS Depositary to ensure that (a) the paying agent will transmit to the ADS Depositary as promptly as reasonably practicable following the Effective Time an amount in cash in immediately available funds equal to the product of (x) the number of ADSs issued and outstanding immediately prior to the Effective Time (other than ADSs representing or that are Excluded Shares) and (y) the Per ADS Merger Consideration, and (b) the ADS Depositary will distribute the Per ADS Merger Consideration to holders of ADSs pro rata to their holdings of ADSs (other than ADSs representing or that are the Excluded Shares) upon surrender by them of their ADSs. The Surviving Company will pay any applicable fees, charges and expenses of the ADS Depositary, share/stock transfer or other taxes and other government charges (other than withholding taxes, if any) due to or incurred by the ADS Depositary in connection with distribution of the Per ADS Merger Consideration to holders of ADSs and the cancelation of ADSs (excluding any fees, including ADS cancelation or termination fees, payable by holders of ADSs in accordance with the Deposit Agreement).

As soon as reasonably practicable after the Effective Time, the Surviving Company will provide notice to the ADS Depositary to terminate the Deposit Agreement in accordance with its terms.

Representations and Warranties

The Merger Agreement contains representations and warranties made by the Company to Parent and Merger Sub and representations and warranties made by Parent and Merger Sub, jointly and severally, to the Company. The statements embodied in those representations and warranties were made for purposes of the Merger Agreement and are subject to important qualifications and limitations agreed by the parties in connection with negotiating the terms of the Merger Agreement. In addition, some of those representations and warranties may be subject to a contractual standard of materiality different from that generally applicable to shareholders, may have been made for the principal purposes of establishing the circumstances in which a party to the Merger Agreement may have the right not to consummate the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise and allocating risks between the parties to the Merger Agreement rather than establishing matters as facts. Moreover, the representations and warranties made by the Company were qualified by the public disclosure and filings made by it with the SEC since January 1, 2021 and prior to the date of the Merger Agreement. It should also be noted that information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement, may have changed since the date of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this proxy statement.

The representations and warranties made by the Company to Parent and Merger Sub include representations and warranties (subject to their respective materiality qualifications as provided in the Merger Agreement) relating to, among other things:

•	due organization, valid existence and good standing of the Company and its subsidiaries, and authority of the Company and its subsidiaries to carry on their respective business;

•	no violation in any material respect of the memorandum and articles of association or equivalent organizational documents of the Company and its active subsidiaries;

•	capitalization of the Company and share capital of the Company and its active subsidiaries;

•

the Company’s corporate power and authority to execute, deliver and perform its obligations under the Merger Agreement, to consummate the Transactions, and the enforceability of the Merger Agreement against the Company;

•	the receipt by the Special Committee of a fairness opinion from Duff & Phelps and the Board’s recommendation to the shareholders;

•

the absence of (a) any conflict with the organizational documents of the Company and its subsidiaries, (b) any violation of applicable law, or (c) violation or conflict with, requirement of consent under, violation or breach of, loss of benefit under, default under, or others’ right of termination, amendment, acceleration or cancelation of, or the creation of a lien on any property or asset of any the Company and its subsidiaries pursuant to, any material contract;

•

government filing, permit, authorization, consent or approval required for the execution and delivery of the Merger Agreement by the Company and the performance of the Merger Agreement by the Company and the consummation by the Company of the Transactions;

•	compliance with applicable laws;

•	the Company’s SEC filings since January 1, 2021 and the financial statements included or incorporated by reference in such SEC filings;

•	the Company’s disclosure control and procedures;

•	the accuracy of the information provided in the Schedule 13E-3 and this proxy statement;

•	the absence of any Company Material Adverse Effect since June 30, 2021;

•	the absence of certain legal proceedings;

•	employee benefits plans and certain labor and employment matters;

•	real property and title to assets;

•	intellectual property;

•	taxes;

•	material contracts and the absence of any default under, or breach or violation of, any material contract;

•	insurance;

•	the absence of any shareholder rights agreement, poison pill or similar agreement or plan, and no takeover statute is applicable to the Company, the Shares, the Merger or the other Transactions;

•	the absence of any broker’s or finder’s fees, other than with respect to the Company’s financial advisor;

•	the absence of any other representations and warranties by the Company to Parent and Merger Sub, other than the representations and warranties made by the Company in the Merger Agreement.

Many of the representations and warranties in the Merger Agreement made by the Company are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, a “Company Material Adverse Effect” means any fact, event, circumstance, change, condition or effect (“Effect”) that, individually or in the aggregate with all other Effects, is or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Company and its subsidiaries taken as a whole; provided, however, that no Effects arising out of, relating to or resulting from any of the following shall, either alone or in combination, constitute or be taken into account in determining whether there has been or would be, a Company Material Adverse Effect:

(i)

geopolitical conditions, any outbreak or escalation of war or major hostilities, any act of sabotage or terrorism, natural or man-made disasters, pandemic (including COVID-19), epidemic or other public health crisis, or other force majeure events or other comparable events or outbreaks,

(ii)

changes in laws, the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), or enforcement or interpretation thereof, in each case proposed, adopted or enacted after the date of the Merger Agreement,

(iii)	changes or conditions that generally affect the industry and market in which the Company and its subsidiaries operate,

(iv)

changes in the financial, credit or other securities or capital markets, or in general economic, business, regulatory, legislative or political conditions, including changes in interest rates and foreign exchange rates,

(v)

any failure, in and of itself, of the Company and its subsidiaries to meet any internal or published projections, estimates, budgets, plans or forecasts of revenues, earnings or other financial performance measures or operating statistics or predictions or changes in the market price or trading volume of the securities of such person or the credit rating of such person (it being understood that the underlying facts giving rise or contributing to such failure or change may be taken into account in determining whether there has been a Company Material Adverse Effect if such facts are not otherwise excluded under this definition),

(vi)

any announcement, disclosure, pendency or consummation of the Transactions or the identify of Parent or its affiliates, including any loss in respect of or change in relationship with any customer, supplier, employee, vendor or other business partner of the Company or the initiation of litigation or any other legal proceeding relating to the Merger Agreement or the Transactions,

(vii)

any action taken by the Company or any of its subsidiaries at the request or with the consent of Parent, Merger Sub, the Chairman, or any of their respective affiliates or contemplated by the Merger Agreement,

(viii)

any suit, claim, request for indemnification or proceeding brought by any current or former shareholder of the Company (on their own behalf or on behalf of the Company) for breaches of fiduciary duties, violations of the securities laws or otherwise in connection with the Merger Agreement or the Transactions,

(ix)

the failure by the Company or any of its subsidiaries to take any action at the request or consent of Parent, Merger Sub, the Chairman, or any of their respective affiliates or that is prohibited by the Merger Agreement, or

(x)	any breach of the Merger Agreement or other document relating to the Transaction by Parent, Merger Sub, the Chairman, or any of their respective affiliates.

The representations and warranties made by Parent and Merger Sub (following its formation) to the Company include representations and warranties relating to, among other things:

•	their due organization, valid existence, good standing and power and authority to carry on their respective business;

•

their corporate power and authority to execute, deliver and perform their obligations under the Merger Agreement by Parent and Merger Sub Joinder by Merger Sub, and to consummate the transactions contemplated thereby, and the enforceability of the Merger Agreement against Parent and, following the execution and delivery of Merger Sub Joinder, Merger Sub;

•

the absence of (a) violations of, or conflicts with, the memorandum and articles of association of Parent and Merger Sub, (b) violations of, or conflicts with, any applicable law of Parent and Merger Sub, and (c) any breach of or default under, or give to others any rights of termination, amendment, acceleration or cancelation of, or result in the creation of a lien or other encumbrance on any property or asset of Parent and Merger Sub (following its formation) pursuant to, any contract or obligation to which either Parent or Merger Sub (following its formation) is a party in each case as a result of the execution and delivery of the Merger Agreement by Parent and Merger Sub Joinder by Merger Sub and the performance of the Merger Agreement by Parent and Merger Sub Joinder by Merger Sub;

•

government filing, permit, authorization, consent or approval required for the execution and delivery of the Merger Agreement by Parent and Merger Sub Joinder by Merger Sub and the performance of the Merger Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions;

•	their capitalization and ownership structure;

•	sufficiency of funds to complete the Merger and the other Transactions;

•	the absence of any broker’s or finder’s fees based upon arrangements made by or on behalf of Parent or Merger Sub (following its formation);

•	the absence of certain legal proceedings against Parent and Merger Sub (following its formation);

•	their and their affiliates’ ownership of the Shares or any other securities or other economic interest of the Company;

•	the accuracy of the information provided by them in the Schedule 13E-3 and this proxy statement;

•	the solvency of Parent, the Surviving Company and its subsidiaries at and immediately after the Effective Time;

•	their independent investigation of the Company and its subsidiaries;

•

the absence of certain undisclosed agreements (a) relating to the Transactions, (b) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration or Per ADS Merger Consideration, (c) pursuant to which any shareholder of the Company has agreed to vote to approve the Merger Agreement or the Merger or has agreed to vote against any Competing Proposal (as defined below), or (d) pursuant to which any person has agreed to provide, directly or indirectly, equity capital to Parent, Merger Sub or the Company to finance in whole or in part the Transactions;

•	non-reliance by them on any estimates, forecasts, projections, business plans and budget information provided by the Company and its subsidiaries;

•	the absence of any other representations and warranties by Parent and Merger Sub to the Company, other than the representations and warranties made by them in the Merger Agreement.

Conduct of Business Prior to Closing

The Company has agreed that, from the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement, except (x) as required by applicable law or (y) expressly contemplated in or permitted by the Merger Agreement, unless with Parent’s prior written consent (which consent may not be unreasonably withheld, conditioned or delayed, and for the avoidance of doubt, such consent of Parent will be deemed given if approved or directed by the Chairman or any of his affiliates), (i) the businesses of the Company and its subsidiaries (collectively, the “Group Companies”) will be conducted in the ordinary course of business in a manner consistent with past practice; and (ii) among others, the Company will use its commercially reasonable efforts to preserve its and its subsidiaries’ assets and business organization in all material respects. For the avoidance of doubt, pandemic or epidemic-related measures taken by the Group Companies, including responding to COVID-19, shall not constitute a breach of these undertakings.

From the date of the Merger Agreement until the earlier of the Effective Time and termination of the Merger Agreement, except (x) as required by applicable law or (y) expressly contemplated in or permitted by the Merger Agreement, the Company will not, and will not permit any Group Company to, directly or indirectly, do or propose to do any of the following without the prior written consent of Parent (which consent may not be unreasonably withheld, delayed or conditioned, and for the avoidance of doubt, such consent of Parent will be deemed given if approved or directed by the Chairman or any of his affiliates):

•	amend or otherwise change its memorandum and articles of association or equivalent organizational documents;

•

issue, sell, transfer, lease, sublease, license, pledge, dispose of, grant or encumber, or authorize the issuance, sale, transfer, lease, sublease, license, pledge, disposition, grant or encumbrance of, any shares of any class of any Group Company, other than in connection with any transaction between or among the Company and its direct or indirect wholly owned subsidiaries, or pursuant to existing contracts;

•	declare, set aside, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of its shares;

•

reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, any of its share capital or securities or other rights exchangeable into or convertible or exercisable for any of its share capital;

•

effect or commence any liquidation, dissolution, scheme of arrangement, merger, consolidation, amalgamation, restructuring, reorganization, or similar transaction involving the Company or any of its subsidiaries, other than the Transactions or as contemplated by the Merger Agreement;

•

acquire any assets, securities or properties, in aggregate, with a value or purchase price (including the value of assumed liabilities) in excess of US$20,000,000 in any transaction or related series of transactions;

•	incur or guarantee any indebtedness for borrowed money of any third party, except

•

under any Group Company’s existing credit facilities or other contracts as in effect on the date of the Merger Agreement, in the ordinary course of business or not in an aggregate amount in excess of US$20,000,000;

•

other than expenditures necessary to maintain assets in good repair consistent with the past practice or pursuant to the Company’s operating plan in effect as of the date of the Merger Agreement, authorize, or make any commitment with respect to, any single capital expenditure which is in excess of US$10,000,000 or capital expenditures which are, in the aggregate, in excess of US$20,000,000 for the Group Companies taken as a whole;

•

make any changes with respect to financial accounting policies or procedures in any material respect, including changes affecting the reported consolidated assets, liabilities or results of operations of the Company or any of its subsidiaries, except as required by changes in statutory or regulatory accounting rules or IFRS or regulatory requirements with respect thereto;

•

enter into, amend, modify, consent to the termination of, or waive any material rights under, any material contract that calls for annual aggregate payments of US$20,000,000 or more which cannot be terminated without material surviving obligations or material penalty upon notice of ninety (90) days or less;

•	settle any action other than any settlement involving the payment of monetary damages not in excess of US$20,000,000, except pursuant to applicable law;

•	engage in the conduct of any new line of business material to the Company and its subsidiaries, taken as a whole;

•

make or change any material tax election, amend any material tax return (except as required by applicable law), enter into any closing agreement with respect to material taxes, surrender any right to claim a material refund of taxes, settle or finally resolve any material controversy with respect to taxes or materially change any method of tax accounting; and

•	agree or commit to do any of the foregoing.

Each of the Company, Parent and Merger Sub also agrees that, during the period from the date of the Merger Agreement until the earlier of the Effective Time and termination of the Merger Agreement, it may not: (i) take any action or fail to take any action which is intended to or would reasonably be likely to result in any of the conditions to effecting the Merger becoming incapable of being satisfied; or (ii) take any action or fail to take any action which would, or would reasonably be likely to, prevent, materially delay or materially impede the ability of Parent or Merger Sub to consummate the Merger or the other transactions contemplated by the Merger Agreement.

Shareholders Meeting

As soon as practicable after the SEC confirms that it has no further comments on the Schedule 13E-3, the Company will (i) establish a record date for determining shareholders of the Company entitled to vote at a general meeting of the Company’s shareholders to be held to consider the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions (the “Shareholders Meeting”), provided that, in the event that the date of the Shareholders’ Meeting as originally called is for any reason adjourned or postponed or otherwise delayed, the Company may establish a new record date and (ii) will mail the proxy statement to the holders of Shares as of the record date for the Shareholders Meeting (and concurrently furnish the proxy statement under Form 6-K).

The Company may adjourn or postpone the Shareholders Meeting (i) to the extent necessary or advisable to ensure that any required supplement or amendment to the Proxy Statement is provided to the holders of Shares within a reasonable amount of time in advance of the Shareholders Meeting, (ii) as otherwise required by applicable law, (iii) if (A) the Company has received a bona fide written proposal or offer with respect to a Competing Transaction (as defined below) and (B) the Board (acting at the direction of the Special Committee) or the Special Committee determines, in its good faith judgment after consultation with its financial advisor and outside legal counsel, that such proposal or offer constitutes or is reasonably likely to constitute a superior proposal, (iv) if an Intervening Event has occurred and the Board (acting at the direction of the Special Committee) or the Special Committee determines, in its good faith judgment following advice by its outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable law or (v) if as of the time for which the Shareholders Meeting is scheduled as set forth in the Proxy Statement, there are insufficient Shares represented (in person or by proxy) to constitute a quorum necessary to conduct the business of the Shareholders Meeting. If the Shareholders Meeting is adjourned or postponed, the Company will convene and hold the Shareholders Meeting as soon as reasonably practicable thereafter.

The Company has agreed that, unless there has been a Change in the Company Recommendation (as defined below) or otherwise provided in the Merger Agreement, the Board will recommend to holders of the Shares that they authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, and will include such recommendation in the proxy statement. The Company further agreed it will use its reasonable best efforts to solicit from its shareholders proxies in favor of the approval of the Merger Agreement, the Plan of Merger and the Transactions and will take all other action necessary or advisable to secure the Requisite Company Vote in accordance with applicable law and the Company’s memorandum and articles of association. In the event that the Board makes a Change in the Company Recommendation, the Company will not be required to convene the Shareholders’ Meeting or submit the Merger Agreement to the holders of the Shares for authorization and approval.

At the Shareholders Meeting, Parent and Merger Sub will vote, and will cause their respective affiliates to vote, all Shares held directly or indirectly by them, in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, and in favor of any adjournment or postponement of the Shareholders’ Meeting or other annual or special meeting of the shareholders of the Company, as may be reasonably requested by the Special Committee in order to consummate the Transactions, including the Merger

The authorization and approval of the Merger Agreement, the Plan of Merger, the Transactions, are subject to the Requisite Company Vote.

No Solicitation of Transactions

From the date of the Merger Agreement until the earlier of the Effective Time and termination of the Merger Agreement, except as otherwise provided below, the Company agrees that neither it nor any of its subsidiaries will, and that it will cause its and its subsidiaries’ representatives not to, in each case, directly or indirectly, (a) solicit, initiate, knowingly encourage (including by way of furnishing nonpublic information concerning the Company or any of its subsidiaries), or knowingly take any other action, each with the intent to induce the making of any Competing Proposal (as defined below), (b) enter into or continue discussions or negotiations with, or provide any nonpublic information concerning the Company or any of its subsidiaries to, any third party in connection with a Competing Proposal, (c) agree to, approve, endorse, recommend or consummate any Competing Transaction (as defined below) or enter into any letter of intent or written contract or commitment contemplating or otherwise relating, to any Competing Transaction, or (d) grant any waiver, amendment or release under any standstill, confidentiality or similar agreement to which the Company is a party.

For the purpose of the Merger Agreement, (a) “Competing Proposal” means any bona fide written offer, proposal, or indication of interest (other than an offer, proposal, or indication of interest by Parent) constituting or may reasonably be expected to lead to a Competing Transaction, and (b) “Competing Transaction” means any of the following (other than the Transactions): (i) any merger, consolidation, share exchange, business combination, scheme of arrangement, amalgamation, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company or to which 20% or more of the total revenue or net income of the Company are attributable; (ii) any sale, lease, exchange, transfer or other disposition of assets or businesses that constitute or represent 20% or more of the total revenue, net income or assets of the Company and its subsidiaries, taken as a whole, other than any such transaction in the ordinary course of business; (iii) any sale, exchange, transfer or other disposition of 20% or more of any class of equity securities of the Company, or securities convertible into or exchangeable for 20% or more of any class of equity securities of the Company; or (iv) any tender offer or exchange offer that, if consummated, would result in any person beneficially owning 20% or more of any class of equity securities of the Company.

The Company will notify Parent in writing, as promptly as practicable of any Competing Proposal received by the Company. The Company will also keep Parent informed, on a reasonably current basis, of the status and terms of any such proposal or offer and of any material changes in the status and terms of any such proposal or offer (including the material terms and conditions thereof).

Communication and Provision of Information upon Receipt of a Competing Proposal

Notwithstanding the above, at any time prior to the receipt of the Requisite Company Vote, following the receipt of a Competing Proposal that was not obtained in material violation of the above provisions, the Company and its representatives may, with respect to such Competing Proposal and acting under the direction of the Special Committee: (a) communicate with the person or group of persons who has made such Competing Proposal solely to clarify and understand the terms and conditions thereof and to notify such person or group of persons of the applicable restrictions under the Merger Agreement, (b) provide information in response to the request of the person or group of persons who has made such Competing Proposal pursuant to the Merger Agreement, and/or (c) engage or participate in any discussions or negotiations with the person or group of persons who has made such proposal or offer; provided that, prior to taking any actions described in clause (b) or (c) above, the Special Committee has (i) determined, in its good faith judgment, after consultation with its financial advisor and outside legal counsel, that such Competing Proposal constitutes or could reasonably be expected to result in a Superior Proposal, and (ii) provided written notice to Parent prior to or concurrently with taking any such action.

For the purpose of the Merger Agreement, a “Superior Proposal” means a bona fide written proposal or offer with respect to a Competing Transaction (provided that each reference to “20%” in the definition of “Competing Transaction” should be replaced with “50%”) that the Board (acting at the direction of the Special Committee) determines in its good faith judgment (after consultation with its financial advisor and outside legal counsel), taking into account, all legal, financial and regulatory, and other aspects of the proposal, to be more favorable to the Company’s shareholders (other than holders of Excluded Shares) than the Transactions and is otherwise reasonably capable of being completed on the terms proposed; provided, that a proposal or offer will be deemed not to be a “Superior Proposal” if any financing required to consummate the transaction contemplated by such proposal or offer is a condition to the consummation of such transaction.

No Change in Recommendation

Subject to certain exceptions described below, neither the Board nor any committee thereof will (a) (i) change, withhold, withdraw, qualify or modify, in a manner adverse to Parent or Merger Sub, the Board’s recommendation in favor of the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the consummation of the Transactions (the “Company Recommendation”), (ii) fail to include the Company Recommendation in the proxy statement, (iii) adopt, approve or recommend to the shareholders of the Company a Competing Transaction, (iv) if a tender offer or exchange offer that constitutes a Competing Transaction is commenced, recommend for the acceptance of such tender offer or exchange offer by the Company shareholders (any of the foregoing (i)-(iv), a “Change in the Company Recommendation”), (b) cause or permit the Company or any of its subsidiaries to enter into any letter of intent, memorandum of understanding, written agreement in principle, merger agreement, acquisition agreement or other or similar document or contract with respect to any Competing Transaction (an “Alternative Acquisition Agreement”).

Notwithstanding the foregoing, from the date of the Merger Agreement and at any time prior to the receipt of the Requisite Company Vote, if the Company has received a Competing Proposal that the Board (acting at the direction of the Special Committee) determines, in its good faith judgment (after consultation with its financial advisor and outside legal counsel), that such Competing Proposal constitutes a Superior Proposal and failure to make a Change in the Company Recommendation with respect to such Superior Proposal would reasonably be expected to be inconsistent with its fiduciary duties under applicable law, the Board (acting at the direction of the Special Committee) or the Special Committee may, effect a Change in the Company Recommendation and/or authorize the Company to terminate the Merger Agreement and enter into an Alternative Acquisition Agreement with respect to such Superior Proposal, but only (i) if the Company shall have complied with, in all material respects, the requirements of this section with respect to such Competing Proposal; (ii) after (A) providing at least three business days’ (the “Superior Proposal Notice Period”) written notice to Parent advising Parent that the Board or the Special Committee, as applicable, has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal, identifying the person making such Superior Proposal and indicating that the Board (acting at the direction of the Special Committee) intends to effect a Change in the Company Recommendation and/or authorize the Company to terminate the Merger Agreement, and (B) negotiating with and causing its financial and legal advisors to negotiate with Parent, Merger Sub and their respective representatives in good faith to make such adjustments in the terms and conditions of the Merger Agreement thereunder, so that such Competing Proposal would cease to constitute a Superior Proposal; provided that any material modifications to such Competing Proposal shall require the Company to again comply with the requirements of this section with Superior Proposal Notice Period shortened to two business days; and (iii) following the end of the Superior Proposal Notice Period, the Board (acting at the direction of the Special Committee) shall have determined, in its good faith judgment (after consultation with its financial advisor and outside legal counsel), taking into account any changes proposed in writing by Parent and Merger Sub, that the relevant Competing Proposal continues to constitute a Superior Proposal.

Notwithstanding anything to the contrary in this section to the contrary, from the date of the Merger Agreement and at any time prior to the receipt of the Requisite Company Vote, if an Intervening Event has occurred and the Board (acting at the direction of the Special Committee) or the Special Committee determines, in its good faith judgment following advice by its outside legal counsel, that the failure to take such actions would reasonably be expected to be inconsistent with its fiduciary duties under applicable law, the Board (acting at the direction of the Special Committee) or the Special Committee may make a Change in the Company Recommendation and/or terminate the Merger Agreement for a reason unrelated to a Competing Proposal; provided the Company has (i) provided to Parent at least three (3) business days’ prior written notice that it intends to take such actions and specifying in reasonable detail the facts underlying the decision by the Board to take such action and (ii) during such three (3) business day period, if requested by Parent, engaged in good faith negotiations with Parent to amend the Merger Agreement in such a manner that obviates the need for the Change in the Company Recommendation. “Intervening Event” means a material event, development or change with respect to the Company and its subsidiaries or the business of the Company and its subsidiaries, that (i) is unknown by the Special Committee as of or prior to the date of the Merger Agreement and (ii) occurs, arises or becomes known to the Board or the Special Committee after the date of the Merger Agreement and on or prior to the receipt of the Requisite Company Vote; provided that the receipt by the Company of a Competing Transaction or Superior Proposal will not be deemed to constitute an Intervening Event.

Directors’ and Officers’ Indemnification and Insurance

Pursuant to the Merger Agreement, Parent and Merger Sub have agreed, among others, that:

•

the indemnification, advancement and exculpation provisions of certain indemnification agreements by and among the Company and its directors and officers, as in effect at the Effective Time, will survive the Merger and may not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner. The memorandum and articles of association of the Surviving Company will contain provisions no less favorable to the intended beneficiaries with respect to exculpation and indemnification of liability and advancement of expenses than are set forth in the memorandum and articles of association of the Company as in effect on the date of the Merger Agreement, and Parent will cause such provisions not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner, unless such modification shall be required by applicable law.

•

the Surviving Company will maintain in effect for six years from the Effective Time the current directors’ and officers’ liability insurance policies (including for acts or omissions occurring in connection with the Merger Agreement and the consummation of the Transactions) maintained by the Company or any of its subsidiaries covering each current or former director or officer and any person who becomes a director or officer of the Company or any of its subsidiaries prior to the Effective Time (the parties covered thereby, the “Indemnified Parties”), on terms no less favorable to the Indemnified Parties than those in effect as of the date of the Merger Agreement; provided, however, that the Surviving Company will not be required to expend more than an amount per year equal to 300% of current annual premiums paid by the Company for such insurance. In addition, the Company may, at its option, purchase a six-year “tail” prepaid policy prior to the Effective Time on terms, conditions, retentions and limits of liability no less advantageous to the Indemnified Parties than the existing directors’ and officers’ liability insurance maintained by the Company.

•

from and after the Effective Time, the Surviving Company will comply with all of the Company’s obligations, and cause its subsidiaries to comply with their respective obligations to indemnify and hold harmless (including any obligations to advance funds for expenses) (i) the Indemnified Parties against any and all damages arising out of, relating to or in connection with (x) the fact that an Indemnified Party is or was a director, officer or employee of the Company or any of its subsidiaries or (y) any acts or omissions occurring or alleged to have occurred prior to or at the Effective Time, to the extent provided under the Company’s or such subsidiaries’ respective organizational and governing documents or agreements in effect on the date of the Merger Agreement and to the fullest extent permitted by, and subject to, applicable law; and (ii) such Indemnified Parties against any and all damages arising out of acts or omissions in such persons’ official capacity as an officer, director or other fiduciary in the Company or any of its subsidiaries arising out of, relating to or in connection with any acts or omissions occurring or alleged to occur prior to or at the Effective Time in such Indemnified Party’s capacity as a director, officer or other fiduciary of the Company or any of its subsidiaries.

Agreement to Further Action and Use Reasonable Best Efforts

The Company, Parent and Merger Sub will use their respective reasonable best efforts, and cause their respective subsidiaries to use their reasonable best effort, to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws or otherwise to consummate and make effective the Transactions.

Deposit and Undertaking

Prior to or contemporaneously with the execution of the Merger Agreement, Parent is required to deposit or caused to be deposited the Deposit Amount into Deposit Sub. Any amounts (including the applicable Parent

Termination Fee) payable by Parent to the Company in connection with the termination of the Merger Agreement will first be paid out of the Deposit Amount.

The Company has the sole and exclusive control over the Deposit Amount from the date of the Merger Agreement until the earliest of the occurrence, if any, of (a) the Effective Time, (b) payment of the applicable amount of Parent Termination Fee; and (c) the date of a final, non-appealable decision of a court or arbitral tribunal of competent jurisdiction that no amount is due and payable by Parent or Merger Sub to the Company under the Merger Agreement (such period, the “Undertaking Period”). During the Undertaking Period, none of Parent, Merger Sub or their affiliates (other than the Company) shall receive or be entitled to any portion of the Deposit Amount or, directly or indirectly, cause or permit the Company or any of its subsidiaries (including the Deposit Sub) to pay, distribute, convey, transfer or assign, whether by way of repayment of debt, dividend, distribution of capital or other distribution or otherwise, any portion of the Deposit to Parent, Merger Sub, any of their affiliates or any other Person.

In the event that the Merger Agreement is terminated in circumstances in which the Company is entitled to receive the Parent Termination Fee, the Deposit Sub will be entitled to retain and deduct the Parent Termination Fee from the Deposit Amount. Following such termination, (i) Parent and Merger Sub shall not, and shall cause their respective affiliates not to, cause or permit the Company or any of its subsidiaries (including the Deposit Sub) to pay, distribute, convey, transfer or assign, whether by way of repayment of debt, dividend, distribution of capital or other distribution or otherwise, all or any portion of the Deposit Amount retained by Deposit Sub to Parent, Merger Sub, any of their affiliates or any other person (other than the Company and its subsidiaries), and (ii) in the event that the Company makes distributions, whether by way of dividend, distribution of capital or other distribution or otherwise, to its equity holders up to a cumulative amount equal to the Parent Termination Fee, Parent, Merger Sub and their affiliates (x) shall have no right to any such distributions; and (y) irrevocably and permanently convey, transfer and assign to the other shareholders of the Company all of its and their rights to receive any portion of such distribution..

Certain Additional Covenants

The Merger Agreement contains certain additional covenants between the Company and Parent and/or Merger Sub relating to, among others, the following:

•	the preparation and filing of this proxy statement and the Schedule 13E-3 with the SEC;

•	reasonable access by Parent and its representatives to the offices, properties, books and records of the Company and its subsidiaries;

•	notification of certain matters in connection with the Transactions;

•	participate in the defense or settlement of shareholder actions against the Company or its directors relating to the Merger Agreement or the Transactions;

•	resignation of the directors of the Company or any of its subsidiaries designated by Parent;

•	consultation with respect to press releases relating to the Merger Agreement and the Transactions;

•	dealing with takeover statutes;

•	formation of Merger Sub and execution of Merger Sub Joinder;

•	no amendment to the transaction documents without the prior written consent of the Special Committee;

•	voting arrangement of and prohibition on transfer of the Shares held by Parent, Merger Sub and their respective affiliates; and

•	confidentiality obligations.

Conditions to the Merger

The obligations of each party to the Merger Agreement to consummate the Merger are subject to the satisfaction or waiver of the following conditions:

•	the Merger Agreement, the Plan of Merger and the Transactions, shall have been authorized and approved by the Requisite Company Vote; and

•

no governmental authority of competent jurisdiction having enacted, issued, promulgated, enforced or entered any law or award, writ, injunction, determination, rule, regulation, judgment, decree or executive order, whether temporary, preliminary or permanent, which has the effect of enjoining, restraining, or prohibiting the consummation of the Merger.

The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver of the following additional conditions:

•

(i) other than representations and warranties of the Company regarding capitalization of the Company and authorization of the Company, the representations and warranties of the Company contained in the Merger Agreement shall be true and correct (without giving effect to any qualification as to “materiality” or “Company Material Adverse Effect”), except where such failures to be true and correct, do not, and would not be reasonably expected to, have a Company Material Adverse Effect; (ii) the representations and warranties of the Company regarding authorization of the Company shall be true and correct in all material respects; and (iii) the representations and warranties of the Company regarding capitalization of the Company shall be true and correct in all respects, except for de minimis inaccuracies in the case of Company capitalization, in each case of (i) to (iii), as of the date of the Merger Agreement and as of the closing, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time);

•

the Company shall have performed or complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by it on or prior to the closing date;

•	no Company Material Adverse Effect shall have occurred since the date of the Merger Agreement and is continuing; and

•	the Company shall have delivered to Parent a certificate, dated the closing date, signed by a senior executive officer of the Company, certifying as to the satisfaction of the conditions above.

The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver of the following additional conditions:

•

the representations and warranties of Parent and Merger Sub contained in the Merger Agreement shall be true and correct (without giving effect to any qualification as to “materiality” or similar standard or qualification) as of the date of the Merger Agreement and as of the closing, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time), except where the failure of such representations and warranties to be so true and correct has not, and would not reasonably be expected to, prevent, materially delay, or materially impede or impair the ability of Parent and Merger Sub to consummate the Transactions or otherwise have a material adverse effect on the ability of Parent or Merger Sub to perform their obligations under the Merger Agreement;

•

Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by each of them on or prior to the closing date; and

•	Parent shall have delivered to the Company a certificate, dated the closing date, signed by an executive officer of Parent, certifying as to the satisfaction of the conditions above.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time prior to Effective Time (if by the Company, acting at the direction of the Special Committee):

(a)	by mutual written consent of Parent and the Company; or

(b)	by either Parent or the Company, if:

•	the Effective Time shall not have occurred on or before the Termination Date;

•

any governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any final and non-appealable law or order, which has the effect of preventing or prohibiting consummation of the Merger; or

•	the Requisite Company Vote shall not have been obtained at the Shareholders Meeting duly convened therefor and concluded or at any adjournment or postponement thereof;

•

provided that, in each case, this termination right is not be available to any party whose failure (or, in the case of Parent, the failure of Parent or Merger Sub) to fulfill any of its obligations under the Merger Agreement has been a material cause of, or resulted in, the failure of the Merger to be consummated by the Termination Date or the applicable condition(s) being satisfied.

(c)	by the Company, if:

•

a breach of any representation, warranty, agreement or covenant of Parent or Merger Sub set forth in the Merger Agreement shall have occurred, which breach (i) would give rise to the failure of a condition to the obligations of each party or of the Company to consummate the Merger, and (ii) is incapable of being cured or, if capable of being cured, is not cured by Parent or Merger Sub within thirty days following receipt of written notice of such breach from the Company termination (or, if the Termination Date is less than thirty (30) calendar days from the date of receipt of such notice, by the Termination Date); provided that Company will not have this termination right if it is then in material breach of any representations, warranties, agreements or covenants of the Company that would give rise to the failure of a condition to the obligations of the each party or of Parent and Merger Sub to consummate the Merger (a “Parent Breach Termination Event”);

•

(i) all of the conditions to the obligations of each party or of Parent and Merger Sub (other than those conditions that by their nature are to be satisfied at the closing) have been satisfied , (ii) the Company has delivered to Parent an irrevocable written notice confirming that that all of the conditions to the obligations of the Company have been satisfied (or that the Company is willing to waive any unsatisfied conditions) and that it is ready, willing and able to consummate the closing, and (iii) Parent and Merger Sub fail to complete the closing within three business days following the foregoing notice is delivered to Parent or Merger Sub (a “Parent Failure to Close Termination Event”);

•

prior to the receipt of the Requisite Company Vote, (i) the Board (acting at the direction of the Special Committee) or the Special Committee has authorized the Company to terminate the Merger Agreement and enter into an Alternative Acquisition Agreement with respect to a Superior Proposal and (ii) the Company concurrently with or immediately after the termination of the Merger Agreement enters into the Alternative Acquisition Agreement with respect to such Superior Proposal, provided that the Company shall have complied with the procedure with respect to such Superior Proposal and/or Alternative Acquisition Agreement in all material respects and the Company pays the Company Termination Fee payable concurrently with or promptly after taking any action described in this paragraph (a “Superior Proposal Termination Event”); or

•	pursuant to section regarding changes in recommendation and/or termination of the Merger Agreement in light of an Intervening Event (an “Intervening Event Termination Event”).

(d)	by Parent, if:

•

a breach of any representation, warranty, agreement or covenant of the Company set forth in the Merger Agreement shall have occurred, which breach (i) would give rise to the failure of a condition to the obligations of each party or of Parent and Merger Sub to consummate the Merger, and (ii) is incapable of being cured or, if capable of being cured, is not cured by the Company within thirty days following receipt of written notice of such breach from Parent or Merger Sub (or, if the Termination Date is less than thirty (30) calendar days from the date of receipt of such notice, by the Termination Date); provided Parent will not have this termination right if either Parent or Merger Sub is then in material breach of any representations, warranties, agreements or covenants of Parent or Merger Sub that would give rise to the failure of a condition to the obligations of each party or of the Company to consummate the Merger; or

•

the Board or the Special Committee shall have effected a Change in the Company Recommendation other than a Change in the Company Recommendation relating to an Intervening Event (together with the events under the bulleting point immediately above, collectively, the “Parent Termination Events”).

Termination Fees

The Company is required to pay Parent a termination fee of US$840,000 (the “Company Termination Fee”) if the Merger Agreement is terminated:

•

by the Company or Parent because the Effective Time shall not have occurred on or before the Termination Date or the Requisite Company Vote shall not have been obtained, if (a) at or prior to the time of such termination, a Competing Proposal relating to a Competing Transaction shall have been made or proposed (and not withdrawn), (b) neither Parent nor Merger Sub shall have materially breached any of its representations, warranties or covenants under the Merger Agreement, and, (c) within twelve (12) months after such termination, the Company consummates any Competing Transactions, or enters into a definitive agreement in connection with, any Competing Transaction, with a third party that was later consummated, in each case that is the same Competing Transaction first referred to above (provided that for purposes of this section, all references to “20%” in the definition of “Competing Transaction” will be deemed to be references to “100%”);

•	by Parent pursuant to any Parent Termination Event; or

•	by Company pursuant to a Superior Proposal Termination Event.

Parent is required to pay the Company (a) a termination fee of US$1,670,000, if the Merger Agreement is terminated by the Company pursuant to a Parent Breach Termination Event or (b) the aggregate merger consideration if the Merger Agreement is terminated by the Company pursuant to Parent Failure to Close Termination Event (the “Parent Termination Fee”).

All expenses incurred in connection with the Merger Agreement and the Transactions will be paid by the party incurring such expenses, whether or not the Merger or any other Transaction is consummated, except that, if the Company fails to pay the Company Termination Fee, or Parent fails to pay the Parent Termination Fee, when due and in accordance with the requirements of the Merger Agreement, the Company or Parent, as the case may be, will reimburse the other party for reasonable costs and expenses actually incurred or accrued by the other party (including fees and expenses of counsel) in connection with the related collection and enforcement, together with interest on such unpaid Company Termination Fee or Parent Termination Fee.

Remedies and Limitations on Liability

The parties agree that a party may be entitled to specific performance of the terms of the Merger Agreement, including an injunction or injunctions to prevent breaches of the Merger Agreement by any party, in addition to any other remedy at law or equity.

The maximum aggregate liabilities of the Company, whether in equity or at law, in contract, in tort or otherwise, for monetary damages in connection with the Merger Agreement are limited to the sum of (a) the maximum Company Termination Fee of US$840,000 and (b) reimbursement of certain expenses in the event that the Company fails to pay the applicable termination fee when due and in accordance with the requirements of the Merger Agreement.

While the Company, Parent and Merger Sub may pursue both a grant of specific performance and payment of a termination fee, none of them will be permitted or entitled to receive both a grant of specific performance that results in the completion of the merger and payment of a termination fee, and if the merger agreement is terminated and the relevant termination fee has been paid, the remedy of specific performance will no longer be available to any of the parties to the merger agreement against the party who has made such payment.

Amendment and Waiver

The Merger Agreement may be amended by the parties thereto at any time prior to the Effective Time by action taken (a) with respect to Parent and Merger Sub, by or on behalf of their respective boards of directors, and (b) with respect to the Company, by the Board (acting at the direction of the Special Committee); provided, however, that, after the approval of the Merger Agreement and the Transactions by the shareholders of the Company, no amendment may be made that would require further approval by the shareholders without such further approval.

At any time prior to the Effective Time, any party may by action taken (a) with respect to Parent and Merger Sub, by or on behalf of their respective boards of directors and (b) with respect to the Company, by action taken by or on behalf of the Board (acting at the direction of the Special Committee), (i) extend the time for the performance of any obligation or other act of any other party hereto, (ii) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any agreement of any other party or any condition to its own obligations contained herein. The consent or waiver of the Chairman shall also be deemed the consent or waiver of Parent and Merger Sub for all purposes of the Merger Agreement.

Any amendment, consent, waiver or other determination to be made, or action to be taken, by the Company or the Board under or with respect to the Merger Agreement will be made or taken at the direction and upon the approval of, and only at the direction and upon the approval of the Special Committee. Any action or litigation by the Company in relation to or arising out of the Merger Agreement will be pursued only at the direction and upon approval of the Special Committee.

PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS

No provision has been made to (a) grant the Unaffiliated Security Holders access to corporate files of the Company or any member of the Buyer Group or (b) obtain counsel or appraisal services at the expense of the Company or any member of the Buyer Group.

DISSENTERS’ RIGHTS

The following is a brief summary of the rights of holders of the Shares to dissent from the Merger and receive cash equal to the appraised fair value of their Shares. This summary is not a complete statement of the law, and is qualified in its entirety by the complete text of Section 179 of the BVI Companies Act, a copy of which is attached as Annex D to this proxy statement. If you are contemplating the possibility of dissenting from the Merger, you should carefully review the text of Annex D, particularly the procedural steps required to perfect Dissenter Rights. These procedures are complex and you are advised to consult your British Virgin Islands legal counsel. If you do not fully and precisely satisfy the procedural requirements of the BVI Companies Act, you will lose your Dissenter Rights.

Requirements for Exercising Dissenter Rights

A registered Dissenting Shareholder of the Company is entitled to payment of the fair value of his Shares upon dissenting from the Merger.

The enforcement of your Dissenter Rights will exclude the enforcement of any other rights by virtue of holding Shares in connection with the Merger, other than the right to institute proceedings to obtain relief on the grounds that the Merger is illegal. To preserve your Dissenter Rights, the following procedures must be followed:

•

you must give written Notice of Objection to the Company prior to the vote to approve the Merger. The Notice of Objection must include a statement that you propose to demand payment for all your Shares if the Merger takes place;

•

within twenty (20) days immediately following the date on which the vote approving the Merger is taken, the Company must give written Approval Notice to all shareholders who gave Notice of Objection or from whom written objection was not required, except those shareholders who voted for the Merger;

•

within the Dissent Period, a Shareholder who was entitled to receive the Approval Notice must give a written Notice of Dissent to the Company stating his, her or its name and address, the number and class of the Shares with respect to which he, she or it dissents and a demand for payment of the fair value of his, her or its Shares. A Dissenting Shareholder must dissent in respect of all the Shares which he, she or it holds;

•

within seven (7) days immediately following (a) the date of expiry of the Dissent Period or (b) the date on which the Merger becomes effective, whichever is later, the Company, as the Surviving Company, must make a written Fair Value Offer to each Dissenting Shareholder to purchase his, her or its Shares at a price determined by the Company to be the fair value of such Shares;

•

if within thirty (30) days immediately following the date of the Fair Value Offer, the Company and the Dissenting Shareholder agree on the price at which the Company will purchase the Dissenting Shareholder’s Shares, the Company will pay to the Dissenting Shareholder the amount in money upon the surrender of the certificates (if any) representing the Dissenting Shareholder’s Shares;

•

if, within thirty (30) days immediately following the date of the Fair Value Offer, the Company and the Dissenting Shareholder fail to agree on a price at which the Company will purchase the Dissenting Shareholder’s Shares, then, within twenty (20) days immediately following the date of the expiry of such 30-day period:

-	the Company and the Dissenting Shareholder shall each designate an appraiser;

-	the two designated appraisers together shall designate a third appraiser;

-	the three appraisers shall fix the fair value of the Dissenting Shareholder Shares; and

-	under the BVI Companies Act, the fair value of the Dissenting Shares will be determined at the close of business on the day prior to the date on which the vote to approve the Merger was taken,

excluding any appreciation or depreciation in the value of the Shares, directly or indirectly, induced by announcement of the Merger. The value determined by the appraisers is binding on the Company and the Dissenting Shareholder for all purposes. Upon the surrender of the Dissenting Shareholder’s certificates (if any) representing their Shares, the Company will pay, in cash, the fair value of the Shares determined by the appraisers.

You must be a registered holder of Shares (i.e. your name is registered in the register of members of the Company) in order to exercise your Dissenter Rights. All notices and petitions must be executed by or for the shareholder of record, fully and correctly, as such shareholder’s name appears on the register of members of the Company. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, these notices must be executed by or for the fiduciary. If the Shares are owned by or for more than one person such notices and petitions must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the notices or petitions for a shareholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the notice, he, she or it is acting as agent for the record owner. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized above and in a timely manner to perfect whatever Dissenter Rights attach to the Shares.

If you do not satisfy each of these requirements, you cannot exercise Dissenter Rights and will be bound by the terms of the Merger Agreement. Submitting a proxy card that does not direct how the Shares represented by that proxy are to be voted will give the proxy discretion to vote as it determines appropriate. In addition, failure to vote your Shares, or a vote against the proposal to adopt the Merger Agreement and approve the Transactions will not alone satisfy the objection requirement referred to above. You must send all objections and notices to the Company at No. 1608, North Circle Road State Highway, Zhangzhou, Fujian Province 363000, PRC. Its telephone number at this address is (86) 596-2600308, and its fax number is (86) 596-2600558.

If you hold your Shares through a financial intermediary such as a broker or bank and wish to dissent from the Merger, you must make all necessary arrangements with the financial intermediary to ensure that your Shares are registered in your own name in the register of members of the Company such that you become a registered shareholder in order for you to exercise Dissenter Rights. The financial intermediary is unlikely to exercise or attempt to exercise any Dissenter Rights with respect to any of the Shares that it holds, even if a beneficial owner of the Shares requests the financial intermediary to do so. You must contact your financial intermediary promptly to ensure that you become a registered shareholder in sufficient time ahead of the date of the general meeting, as you must deliver to the Company a written objection to the Merger before the vote to authorize and approve the Merger is taken at the general meeting. You must subsequently comply with all procedures and requirements of Section 179 of the BVI Companies Act for the exercise of Dissenter Rights, a copy of which is attached as Annex D to this proxy statement. If the Merger is not consummated, the Company will continue to be a publicly traded company in the United States and the Shares will continue to be listed on the OTC Pink. As a result, if you became a registered shareholder for purposes of exercising Dissenter Rights and the Merger is not consummated, and you wish to transfer your Shares back to a financial intermediary, you will need to contact the financial intermediary to make all necessary arrangements.

If you are considering dissenting, you should be aware that the fair value of your Shares determined under Section 179 of the BVI Companies Act could be more than, the same as, or less than the Per Share Merger Consideration in cash without interest for each Share of the Company that you would otherwise receive as consideration in the Merger. In addition, in any proceedings for determination of the fair value of the Shares covered by a Notice of Dissent, the Company and the Buyer Group intend to assert that the Per Share Merger Consideration of $0.27 per Share is equal to the fair value of each of your Shares.

The provisions of Section 179 of the BVI Companies Act are technical and complex. If you fail to comply strictly with the procedures set forth in Section 179, you will lose your Dissenter Rights. You are advised to consult your British Virgin Islands legal counsel if you wish to exercise Dissenter Rights.

FINANCIAL INFORMATION

Selected Historical Financial Information

The following sets forth certain selected historical consolidated financial information of the Company. The following selected consolidated statements of profit or loss and other comprehensive income data for the fiscal years ended December 31, 2019 and 2020 and the selected consolidated statements of financial position data as of December 31, 2019 and 2020 have been derived from the Company’s consolidated financial statements, which are included in the Company’s Annual Report, beginning on page F-1. The unaudited condensed consolidated statements of profit or loss and other comprehensive income (loss) for the six months ended June 30, 2020 and 2021, unaudited condensed consolidated statements of financial position as of December 31, 2020 and June 30, 2021, and unaudited condensed consolidated statement of cash flows for the six months ended June 30, 2021 have been derived from the unaudited financial statements included as exhibits to the Form 6-K furnished by the Company to the SEC on August 31, 2021.

The Company’s historical results for any period are not necessarily indicative of results to be expected for any future period. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, the Company’s audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in the Company’s Annual Report, and unaudited consolidated financial statements in the Company’s Form 6-K furnished by the Company to the SEC on August 31, 2021, which are incorporated into this proxy statement by reference. See “Where You Can Find More Information” for a description of how to obtain a copy of such report.

Audited Financial Statements for the Years Ended December 31, 2019 and 2020

	Year Ended December 31,
	2019 RMB	2020 RMB	2020 US$
	(in thousands, except per share data)
Selected Consolidated Statements of Profit or Loss and Other Comprehensive Income Data:
Revenue	2,493,218	1,769,478	271,184
Cost of sales	(2,265,418)	(1,837,583)	(281,622)

Gross profit (loss)	227,800	(68,105)	(10,438)
Other income, gain and loss	17,320	10,825	1,659
Net exchange gain (loss)	494	(2,419)	(370)
Impairment charge on property, plant and equipment	—	(54,000)	(8,276)
Selling and distribution costs	(155,308)	(140,748)	(21,570)
Research and development expenses	(56,841)	(66,109)	(10,132)
Administrative expenses	(121,647)	(137,329)	(21,046)
Finance costs	(24,435)	(24,362)	(3,734)

(Loss) profit before taxation	(112,617)	(482,247)	(73,907)
Income tax (expense) credit	7,747	83,201	12,751

(Loss) profit and total comprehensive (loss) income for the year	(104,870)	(399,046)	(61,156)

(Loss) profit and total comprehensive (loss) income attributable to:
Owners of the Company	(104,870)	(399,046)	(61,156)

Earnings (loss) per share
Basic	RMB (0.51)	RMB (1.93)	USD (0.30)
Diluted	RMB (0.51)	RMB (1.93)	USD (0.30)

Earnings (loss) per ADS
Basic	RMB (2.03)	RMB (7.72)	USD (1.20)
Diluted	RMB (2.03)	RMB (7.72)	USD (1.20)

Dividend declared and paid per share	—	—	—

	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	US$
	(in thousands)
Selected Consolidated Statements of Financial Position Data:
ASSETS
Current assets
Inventories	129,641	90,351	13,847
Trade and other receivables and prepayments	596,359	617,328	94,610
Prepaid lease payments	—	—	—
Pledged bank deposits	14,900	26,000	3,985
Fixed bank deposits with maturity period over three months	290,000	290,000	44,444
Bank balances and cash	906,840	616,290	94,451

Total current assets	1,937,740	1,639,969	251,337

Non-current assets
Property, plant and equipment	1,076,731	960,453	147,196
Prepaid lease payments	—	—	—
Right-of-use assets	357,599	348,174	53,360
Long term prepayments	—	12,000	1,839
Deferred tax assets	54,641	117,846	18,061
Deposits paid for acquisition of property, plant and equipment	61,618	62,083	9,515
Intangible assets	17,000	17,000	2,605

Total non-current assets	1,567,589	1,517,556	232,576

Total assets	3,505,329	3,157,525	483,913

EQUITY AND LIABILITIES
LIABILITIES
Current liabilities
Trade and other payables and accruals	410,764	489,380	75,001
Amount due to a shareholder	10,557	—	—
Taxation payable	982	—	—
Short-term bank borrowings	558,000	558,000	85,517

Total current liabilities	980,303	1,047,380	160,518

Non-current liabilities
Deferred income	6,106	5,310	814
Deferred tax liabilities	85,150	70,111	10,745

Total non-current liabilities	91,256	75,421	11,559

Total liabilities	1,071,559	1,122,801	172,077

EQUITY
Share capital (US$0.0001 par value, 500,000,000 shares authorized, 206,500,000 shares issued and outstanding)	136	136	21
Additional paid in capital	392,076	392,076	60,088
Reserves	2,041,558	1,642,512	251,727

Total equity attributable to owners of the Company	2,433,770	2,034,724	311,836

Total equity and liabilities	3,505,329	3,157,525	483,913

Unaudited Financial Statements for the Six Months Ended June 30, 2021

	Six Months Ended June 30,
	2020	2021	2021
	RMB	RMB	US$
	(in thousands, except number of Shares and per share data)
Unaudited Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income (Loss)
Revenue	822,748	924,482	143,184
Cost of sales	(829,040)	(1,068,571)	(165,501)
Gross loss	(6,292)	(144,089)	(22,317)
Other operating income	5,609	7,556	1,170
Net exchange loss	(82)	(404)	(63)
Selling and distribution costs	(63,382)	(73,534)	(11,389)
Research and development expenses	(30,109)	(38,310)	(5,933)
Administrative expenses	(62,954)	(68,972)	(10,682)
Finance costs	(12,121)	(11,104)	(1,720)
Loss before taxation	(169,331)	(328,857)	(50,934)
Income tax credit (expense)	30,163	(43,600)	(6,753)
Loss and total comprehensive loss for the period	(139,168)	(372,457)	(57,687)
Loss per Share
Basic	(0.67)	(1.80)	(0.28)
Diluted	(0.67)	(1.80)	(0.28)
Loss per ADS
Basic	(2.70)	(7.21)	(1.12)
Diluted	(2.70)	(7.21)	(1.12)
Shares	206,500,000	206,500,000	206,500,000
ADSs	51,625,000	51,625,000	51,625,000

	December 31, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	US$
	(in thousands)
Unaudited Condensed Consolidated Statements of Financial Position
ASSETS
Current Assets
Inventories	90,351	194,498	30,124
Trade and other receivables and prepayments	617,328	577,857	89,499
Pledged bank deposits	26,000	33,500	5,188
Fixed bank deposits with maturity period over three months	290,000	210,000	32,525
Bank balances and cash	616,290	434,283	67,262
Total current assets	1,639,969	1,450,138	224,598
Non-Current Assets
Property, plant and equipment	960,453	970,956	150,382
Right-of-use assets	348,174	343,461	53,195
Long-term prepayment	12,000	10,000	1,549
Deferred tax assets	117,846	74,532	11,544
Investment in a joint venture	—	3,000	465
Intangible assets	17,000	17,000	2,632
Deposits paid for acquisition of property, plant and equipment	62,083	—	—
Total non-current assets	1,517,556	1,418,849	219,767
Total assets	3,157,525	2,869,087	444,365
EQUITY AND LIABILITIES
Current Liabilities
Trade and other payables and accruals	489,380	573,511	88,826
Bank borrowings	558,000	558,000	86,423
Total current liabilities	1,047,380	1,131,511	175,249
Deferred tax liabilities	70,111	70,397	10,903
Deferred income	5,310	4,912	761
Total non-current liabilities	75,421	75,309	11,664
Total liabilities	1,122,801	1,206,820	186,913
EQUITY
Share capital	136	136	21
Paid in capital	392,076	392,076	60,725
Reserves	1,642,512	1,270,055	196,706
Total equity attributable to owners of the company	2,034,724	1,662,267	257,452
Total equity and liabilities	3,157,525	2,869,087	444,365

	Six Months Ended June 30, 2021
	RMB	US$
	(in thousands)
Unaudited Condensed Consolidated Statement of Cash Flows
OPERATING ACTIVITIES
Loss before taxation	(328,857)	(50,934)
Adjustments for:
Amortization of prepaid lease payments	4,713	730
Depreciation of property plant and equipment	58,779	9,104
Release of deferred income	(398)	(62)
Finance costs	11,104	1,720
Loss on disposal of property, plant and equipment	17	3
Interest income	(4,341)	(672)
Operating cash flows before movements in working capital	(258,983)	(40,111)
Increase in inventories	(104,147)	(16,130)
Decrease in trade and other receivables and prepayments	41,053	6,358
Increase in trade and other payables and accruals	83,837	12,985
Cash used in operations	(238,240)	(36,898)
Interest received	4,695	727
NET CASH USED IN OPERATING ACTIVITIES	(233,545)	(36,171)
INVESTING ACTIVITIES
Purchase of property, plant and equipment	(2,819)	(437)
Investment in a joint venture	(3,000)	(465)
Withdrawal of pledged bank deposits	260,000	40,269
Placement of pledged bank deposits	(267,500)	(41,430)
Proceeds on disposal of property, plant and equipment	26	4
Deposits paid for acquisition of property, plant and equipment	(3,720)	(576)
Placement of fixed bank deposits with maturity periods over three months	(210,000)	(32,525)
Withdrawal of fixed bank deposits with maturity periods over three months	290,000	44,915
NET CASH FROM INVESTING ACTIVITIES	62,987	9,755
FINANCING ACTIVITIES
New bank borrowings raised	340,000	52,659
Repayment of bank borrowings	(340,000)	(52,659)
Interest paid	(11,513)	(1,783)
NET CASH USED IN FINANCING ACTIVITIES	(11,513)	(1,783)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(182,071)	(28,199)
Cash and cash equivalents at beginning of the year	616,290	95,451
Effect of foreign exchange rate changes	64	10
Cash and cash equivalents at end of the year	434,283	67,262

Net Book Value per Company Share

The net book value per Share as of December 31, 2020 and June 30, 2021 was US$1.51 and US$1.25, respectively, based on 206,500,000 issued and outstanding Shares as of that date.

TRANSACTIONS IN THE SHARES AND ADSS

Purchases by the Company

The Company did not repurchase any Shares in the past two years.

Purchases by the Buyer Group

None of the members of the Buyer Group or any of their respective affiliates have purchased any Shares at any time within the past two years.

Prior Public Offerings

In May 2011, the Company completed its initial public offering and the ADSs began trading on NYSE under the symbol “ZX”. The Company generated US$59.5 million in net proceeds from its initial public offering, after deducting approximately US$4.9 million for underwriting discounts and commissions, and approximately US$5.3 million for other expenses. The ADSs were delisted from the NYSE on December 17, 2018. Upon the delisting of the ADSs from the NYSE, the ADSs became listed for quotation on OTC Pink under the symbol “ZXAIY:US”.

The Company has not made any underwritten public offering of its securities since then.

Transactions in Prior 60 Days

Other than the Merger, there have been no transactions in the Shares during the past 60 days by us, any of our officers or directors, the Buyer Group or any other person with respect to which disclosure is provided in Annex E or any associate or majority-owned subsidiary of the foregoing.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY

The following table sets forth information with respect to the beneficial ownership of the Shares as of the date of this proxy statement (unless otherwise indicated) by:

•	each of the Company’s directors and executive officers;

•	the Company’s directors and executive officers as a group;

•	each person known to the Company to beneficially own more than 5.0% of the total issued and outstanding Shares; and

•	each Filing Person, as applicable.

The calculations in the table below are based on 206,500,000 Shares outstanding as of the date of this proxy statement.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC.

	Ordinary Shares Beneficially Owned
	Number	Percentage (%)
Directors and Executive Officers:
Jianhui Lai (1)	143,587,200	69.53
Junqiu Gao (2)	143,607,200	69.54
Yichun Zhang	—	—
Xiandai Zhang	—	—
Xichuan Lai	—	—
Jiangjun Yang	—	—
To Wai Suen	—	—
All directors and executive officers as a group	143,607,200	69.54
Principal Shareholders:
Newrace Limited (1)	143,587,200	69.53
Capital Research Global Investors (3)	10,322,000	5.00

(1)

Newrace Limited is a company incorporated under the laws of the British Virgin Islands and is wholly-owned by Mr. Jianhui Lai, the founder, chairman and chief executive officer. The registered address of Newrace Limited is P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands. The directors of Newrace Limited are Mr. Lai and Mr. Junqiu Gao.

(2)

Represents (i) 143,587,200 Shares held by Newrace Limited and (ii) 20,000 Shares owned by Mr. Junqiu Gao. Mr. Gao, a director of Newrace Limited, disclaims beneficial ownership of 143,587,200 Shares held by Newrace Limited.

(3)

Based solely upon information contained in the Schedule 13G/A filed by Capital Research Global Investors, a division of Capital Research and Management Company, with the SEC on February 16, 2016. The address of the principal business office of Capital Research Global Investors is 333 South Hope Street, Los Angeles, CA 9007.

FUTURE SHAREHOLDER PROPOSALS

If the Merger is consummated, we will not have public shareholders and there will be no public participants in any future shareholders’ meeting.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement contains forward-looking statements that relate to our current expectations and views of future events. These statements relate to events that involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. You should not place undue reliance on these forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “consider,” “continue,” “estimate,” “expect,” “forecast”, “going forward,” “intend,” “ought to,” “plan,” “potential,” “predict”, “project,” “propose,” “seek,” “can,” “could,” “may,” “might,” “will,” “would,” “shall,” “should,” “is / are likely to,” and the negative forms of these words or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	the trends, risks, challenges and uncertainties in the automotive industry and commercial wheel industry and for our business generally;

•	our beliefs regarding our strengths and strategies;

•	our current expansion strategy;

•	market acceptance of our products;

•	our ability to develop and successfully market new products, including aluminum wheel products;

•	our ability to stay abreast of market trends and technological advances;

•	competition in the commercial wheel industry;

•	our ability to maintain strong working relationships with our distributors and OEM customers; our ability to comply with all relevant environmental, health and safety laws and regulations;

•	our future prospects, business development, financial condition and results of operations;

•	PRC governmental policies and regulations relating to the automotive industry and commercial wheel industry;

•	fluctuations in general economic and business conditions in the PRC and international markets;

•	the impact of the outbreak of the coronavirus disease, or COVID-19, a disease caused by a novel strain of coronavirus, on the PRC economy and our operations and financial performance; and

•	other matters described in this proxy statement that are not historical facts.

The forward-looking statements made in this proxy statement relate only to events or information as of the date on which the statements are made in this proxy statement. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events, unless we are required by applicable securities laws and rules to do so. You should read this proxy statement and the documents that we reference in this proxy statement with the understanding that our actual future results may be materially different from what we expect.

We note that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 do not apply to any forward-looking statements we make in connection with the going-private transaction described in this proxy statement.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting requirements of the Exchange Act applicable to foreign private issuers and we file or furnish our annual and current reports and other information with the SEC. You may read and copy these reports and other information at the SEC’s Public Reference Room at 100 F Street NE, Washington, D.C. 20549 at prescribed rates. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The information we file or furnish is also available free of charge on the SEC’s website at http://www.sec.gov.

You also may obtain free copies of the documents the Company files with the SEC by going to the “Investor Relations” section of our website at http://zenixauto.investorroom.com. Our website address is www.zenixauto.com provided as an inactive textual reference only. The information provided on our website is not part of this proxy statement, and therefore is not incorporated by reference.

Because the Merger is a going-private transaction, the Company and the Buyer Group have filed with the SEC a transaction statement on Schedule 13E-3 with respect to the Merger. The Schedule 13E-3, including any amendments and exhibits filed or incorporated by reference therein, is available for inspection as set forth above. The Schedule 13E-3 will be amended to report promptly any material changes in the information set forth in the most recent Schedule 13E-3 filed with the SEC.

Statements contained in this proxy statement regarding the contents of any contract or other document, are not necessarily complete and each such statement is qualified in its entirety by reference to that contract or other document attached as an exhibit hereto. The SEC allows us to “incorporate by reference” information into this proxy statement. This means that we can disclose important information by referring to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this proxy statement. This proxy statement and the information that we later file with the SEC may update and supersede the information incorporated by reference. Similarly, the information that we later file with the SEC may update and supersede the information in this proxy statement. The Company’s Annual Report is incorporated herein by reference. The Company’s reports on Form 6-K furnished to the SEC since April 27, 2021 are incorporated herein by reference.

To the extent that any of the periodic reports incorporated by reference in this proxy statement contain references to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 with respect to forward-looking statements, we note that these safe harbor provisions do not apply to any forward-looking statements we make in connection with the going-private transaction described in this proxy statement.

We undertake to provide without charge to each person to whom a copy of this proxy statement has been delivered, upon request, by first-class mail or other equally prompt means, within one business day of receipt of the request, a copy of any or all of the documents incorporated by reference into this proxy statement, other than the exhibits to these documents, unless the exhibits are specifically incorporated by reference into the information that this proxy statement incorporates.

Investor inquiries and requests, including requests for copies of our SEC filings, should be directed to the Company at the address and telephone number of its principal executive offices. The principal executive offices of the Company are located at No. 1608, North Circle Road State Highway, Zhangzhou, Fujian Province 363000, PRC. Its telephone number at this address is (86) 596-2600308, and its fax number is (86) 596-2600558.

THIS PROXY STATEMENT DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH PROXY SOLICITATION IN THAT JURISDICTION. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT TO VOTE YOUR SHARES AT THE GENERAL MEETING. WE HAVE

NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT.

THIS PROXY STATEMENT IS DATED                . YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND THE MAILING OF THIS PROXY STATEMENT TO SHAREHOLDERS DOES NOT CREATE ANY IMPLICATION TO THE CONTRARY.

ANNEX A

AGREEMENT AND PLAN OF MERGER

between

NEWRACE LIMITED

and

CHINA ZENIX AUTO INTERNATIONAL LIMITED

Dated as of October 19, 2021

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of October 19, 2021 (this “Agreement”), between Newrace Limited, a company limited by shares incorporated under the Laws of the British Virgin Islands (“Parent”) and China Zenix Auto International Limited, a company limited by shares incorporated under the Law of the British Virgin Islands (the “Company”).

RECITALS

WHEREAS, Parent and the Company intend to effect the acquisition of the Company by Parent through the merger of a British Virgin Islands company limited by shares and a wholly owned Subsidiary of Parent to be formed promptly after the date hereof in accordance with Section 6.13 (“Merger Sub”) with and into the Company (the “Merger”), with the Company surviving the Merger and becoming a wholly-owned Subsidiary of Parent as a result of the Merger;

WHEREAS, the board of directors of the Company (the “Company Board”), acting upon the unanimous recommendation of the Special Committee, has (i) determined that it is fair to, and in the best interests of, the Company and its shareholders (other than the holders of Excluded Shares), and declared it advisable, for the Company to enter into this Agreement and the Plan of Merger, (ii) authorized and approved the execution, delivery and performance of this Agreement and the Plan of Merger and the consummation of the transactions contemplated by this Agreement and the Plan of Merger, including the Merger (collectively, the “Transactions”) upon the terms and subject to the conditions set forth herein, and (iii) resolved to recommend the authorization and approval of this Agreement, the Plan of Merger and the consummation of the Transactions by the holders of Shares at the Shareholders’ Meeting;

WHEREAS, the board of directors of Parent has, and as of the date of the Merger Sub Joinder, the board of directors of Merger Sub will have (i) authorized and approved the execution, delivery and performance by Parent and Merger Sub, respectively, of this Agreement, the Plan of Merger and the consummation of the Transactions, and (ii) declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement and the Plan of Merger and consummate the Transactions upon the terms and subject to the conditions set forth herein, and as of the date of the Merger Sub Joinder, Parent, as the sole shareholder of Merger Sub, will approve the execution, delivery and performance by Merger Sub of this Agreement, the Plan of Merger and the consummation of the Transactions upon the terms and subject to the conditions set forth herein;

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, Parent and the Company hereby agree as follows:

ARTICLE I THE MERGER

Section 1.01 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the BVI Business Companies Act 2004, as amended (the “BVI Companies Act”), at the Effective Time, Merger Sub shall merge with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation in the Merger (the “Surviving Company”) under the Laws of the British Virgin Islands and become a wholly-owned Subsidiary of Parent.

Section 1.02 Closing; Closing Date. Unless otherwise agreed in writing between the Company and Parent, the closing for the Merger (the “Closing”) shall take place at 10:00 a.m. (Beijing time) electronically or at the offices of Gibson, Dunn & Crutcher LLP as soon as practicable, but in any event no later than the third

(3rd) Business Day, following the day on which the last condition set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, if permissible, waiver of those conditions) is satisfied or, if permissible, waived in accordance with this Agreement (such date on which the Closing occurs is referred to as the “Closing Date”).

Section 1.03 Effective Time. Upon the terms and subject to the provisions of this Agreement, on the Closing Date, Parent, Merger Sub and the Company shall (i) duly execute and file a plan of merger with respect to the Merger (together with the Articles of Merger, the “Plan of Merger”) substantially in the form set out in Annex A attached hereto, and (ii) duly execute the articles of merger substantially in the form attached hereto as Annex B (the “Articles of Merger”), and file the Plan of Merger with the Registrar of Corporate Affairs of the British Virgin Islands (the “Registrar of Companies”), together with such other appropriate documents, in such forms as are required by, and executed in accordance with, the applicable provisions of the BVI Companies Act (the time of registration of the Plan of Merger by the Registrar of Companies, or such later time as may be agreed in writing by Parent, Merger Sub and the Company and specified in the Plan of Merger, being referred to herein as the “Effective Time”).

Section 1.04 Effects of the Merger. At and after the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Plan of Merger and in the applicable provisions of the BVI Companies Act. Without limiting the generality of the foregoing, at the Effective Time, except as otherwise provided herein, all the property, business, undertaking, goodwill, benefits, immunities, rights, privileges, mortgages, charges or security interests and all Contracts, obligations, claims, debts and liabilities, powers and franchises of the Company and Merger Sub shall be succeeded and assumed by the Surviving Company in accordance with the provisions of the BVI Companies Act.

Section 1.05 Memorandum and Articles of Association of Surviving Company. At the Effective Time, the memorandum and articles of association of Merger Sub, as in effect immediately prior to the Effective Time, would become the memorandum and articles of association of the Surviving Company, provided that at the Effective Time, (a) all references therein to the name of Merger Sub shall be amended to “China Zenix Auto International Limited”, (b) all references therein to the authorized share capital of the Surviving Company shall be amended to refer to the correct authorized share capital of the Surviving Company as approved in the Plan of Merger, and (c) such memorandum and articles of association shall include such indemnification, advancement of expenses and exculpation provisions as required by Section 6.05(a).

Section 1.06 Directors and Officers. The parties hereto shall take all actions necessary so that (a) the directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the initial directors of the Surviving Company and (b) the officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the initial officers of the Surviving Company, in each case, unless otherwise determined by Parent prior to the Effective Time and in the case of the directors of the Surviving Company, as set out in the Plan of Merger, until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the memorandum and articles of association of the Surviving Company.

ARTICLE II CANCELLATION AND CONVERSION OF SECURITIES; MERGER CONSIDERATION

Section 2.01 Cancellation and Conversion of Securities.

At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any securities of the Company:

(a) each ordinary share, par value US$0.0001 per share, of the Company (each, a “Share” or, collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time (other than the

Excluded Shares, the Dissenting Shares and Shares represented by ADSs) shall be cancelled and cease to exist, in exchange for the right to receive US$0.27 in cash per Share without interest (the “Per Share Merger Consideration”) payable in the manner provided in Section 2.03;

(b) each American Depositary Share, representing four (4) Shares (each, an “ADS” or collectively, the “ADSs”), issued and outstanding immediately prior to the Effective Time (other than ADSs representing or that are Excluded Shares), and each Share represented by such ADSs, shall be cancelled and cease to exist in exchange for the right to receive US$1.08 in cash per ADS without interest (the “Per ADS Merger Consideration”) pursuant to the terms and conditions set forth in this Agreement and the Deposit Agreement, and in the event of any conflict between this Agreement and the Deposit Agreement, this Agreement shall prevail;

(c) each of the Excluded Shares and ADSs representing or that are Excluded Shares, in each case, issued and outstanding immediately prior to the Effective Time, shall be cancelled and cease to exist without payment of any consideration or distribution therefor;

(d) each of the Dissenting Shares shall be cancelled and cease to exist in accordance with Section 2.02 and thereafter represent only the right to receive the applicable payments referred to in Section 2.02; and

(e) All ordinary shares of Merger Sub that will have been issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid and non-assessable ordinary share, par value US$1.00 per share, of the Surviving Company. Such conversion shall be effected by means of the cancellation of such shares of Merger Sub, in exchange for one (1) ordinary share of the Surviving Company. Such one (1) ordinary share shall constitute the only issued and outstanding share capital of the Surviving Company, which shall be reflected in the register of members of the Surviving Company.

Section 2.02 Dissenting Shares.

(a) Notwithstanding anything in this Agreement to the contrary and to the extent available under applicable Laws, all Shares (other than Excluded Shares) that are issued and outstanding immediately prior to the Effective Time and are held by a holder of Shares (each, a “Dissenting Shareholder”) who have validly exercised and not withdrawn or lost their rights to dissent from the Merger (“Dissenter Rights”) pursuant to Section 179 of the BVI Companies Act (collectively, the “Dissenting Shares”) shall be cancelled and cease to exist at the Effective Time, but shall not be converted into or exchangeable for or represent the right to receive the Per Share Merger Consideration (except as provided in this Section 2.02), and each such Dissenting Shareholder shall be entitled only to payment of the fair value of such Dissenting Shares in accordance with Section 179 of the BVI Companies Act.

(b) If any Dissenting Shareholder shall have effectively withdrawn (in accordance with the BVI Companies Act) or lost the right to dissent, then as of the later of the Effective Time or the occurrence of such event, the Dissenting Shareholder shall, in respect of its Dissenting Shares cancelled at the Effective Time, be entitled to receive the Per Share Merger Consideration (without interest), pursuant to this Section 2.02. Parent shall promptly deposit or cause to be deposited with the Paying Agent any additional funds necessary to pay in full the aggregate Per Share Merger Consideration so due and payable to such shareholders who shall not have validly exercised or perfected or who shall have effectively withdrawn or lost such dissenter rights under Section 179 of the BVI Companies Act.

(c) The Company shall, to the extent reasonably practicable, give Parent (i) prompt notice of any written notice of exercise of Dissenter Rights, written withdrawals of such Dissenter Rights, and any other written instruments served pursuant to applicable Law that are received by the Company relating to Company shareholders’ exercise of Dissenter Rights and (ii) the opportunity to participate in negotiations and proceedings with respect to the exercise of Dissenter Rights under the BVI Companies Act. Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent, agree to make any payment with respect to any exercise of Dissenter Rights, voluntarily offer to settle or settle any such Dissenter Rights or approve any withdrawal of any such Dissenter Rights prior to the vote on the Merger at the Shareholders’ Meeting.

Section 2.03 Exchange of Share Certificates, etc.

(a) Paying Agent. Prior to the Effective Time, Parent shall appoint a bank or trust company selected by Parent with the Company’s prior consent (such consent not to be unreasonably withheld, conditioned or delayed) to act as paying agent (the “Paying Agent”) for all payments required to be made pursuant to Section 2.01(a), Section 2.01(b) and Section 2.02(b) (in the case of Section 2.02(b), when required thereby) (collectively, the “Merger Consideration”), and Parent shall enter into a paying agent agreement with the Paying Agent in form and substance reasonably acceptable to the Company prior to the Effective Time. At or prior to the Effective Time or, in the case of payments pursuant to Section 2.02(b), when required thereby, Parent shall deposit, or cause to be deposited, with the Paying Agent, for the benefit of the holders of Shares and ADSs (other than Excluded Shares and ADSs representing or that are Excluded Shares), cash in immediately available funds and in an amount sufficient to pay the full amount of the Merger Consideration (such cash being hereinafter referred to as the “Exchange Fund”). Parent shall be responsible for and pay all charges and expenses, including those of the Paying Agent, in connection with the exchange of the Shares (other than Excluded Shares and Dissenting Shares) and ADS (other than ADSs representing or that are Excluded Shares) for the Merger Consideration as contemplated in this Agreement.

(b) Exchange Procedures. As promptly as practicable after the Effective Time (and in any event within three (3) Business Days thereafter), the Surviving Company shall cause the Paying Agent to mail to each person who was, at the Effective Time, a registered holder of Shares (other than Excluded Shares and Dissenting Shares) entitled to receive the Per Share Merger Consideration pursuant to Section 2.01(a): (i) a letter of transmittal in customary form (which shall specify the manner that delivery of the Exchange Fund to registered holders of such Shares shall be effected); and (ii) instructions for use in effecting the surrender of any issued share certificates representing such Shares (the “Share Certificates”) (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 2.03(c)) or non-certificated Shares represented by book entry (“Uncertificated Shares”) and/or such other documents as may be required in exchange for the Per Share Merger Consideration. Promptly following any Shares ceasing to be Dissenting Shares pursuant to Section 2.02(b) (and in any event within five (5) Business Days thereafter), Parent shall cause the Paying Agent to mail to the applicable shareholders the documents described in the immediately preceding sentence. Upon surrender of, if applicable, a Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.03(c)) or Uncertificated Shares and/or such other documents as may be required pursuant to such instructions to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed in accordance with the instructions thereto, each registered holder of Shares represented by such Share Certificate (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 2.03(c)) and each registered holder of Uncertificated Shares shall be entitled to receive in exchange therefor a check, in the amount equal to (x) the number of Shares represented by such Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.03(c)) or the number of Uncertificated Shares multiplied by (y) the Per Share Merger Consideration, and any Share Certificate so surrendered shall forthwith be marked as cancelled. Prior to the Effective Time, Parent and the Company shall establish procedures with the Paying Agent and the Depositary to ensure that (A) the Paying Agent will transmit to the Depositary as promptly as reasonably practicable following the Effective Time an amount in cash in immediately available funds equal to the product of (x) the number of ADSs issued and outstanding immediately prior to the Effective Time (other than ADSs representing or that are Excluded Shares) and (y) the Per ADS Merger Consideration, and (B) the Depositary will distribute the Per ADS Merger Consideration to holders of ADSs pro rata to their holdings of ADSs (other than ADSs representing or that are Excluded Shares) upon surrender by them of the ADSs. The Surviving Company will pay any applicable fees, charges and expenses of the Depositary, share/stock transfer or other Taxes and other government charges (other than withholding Taxes, if any) due to or incurred by the Depositary in connection with distribution of the Per ADS Merger Consideration to holders of ADSs and the cancellation of their ADSs (excluding any fees, including ADS cancellation or termination fees, payable by holders of ADSs in accordance with the Deposit Agreement). No interest shall be paid or will accrue on any amount payable in respect of the Shares or ADSs pursuant to the provisions of this Article II. In the event of a transfer of ownership of Shares that is not registered in the register of members of the Company, a check for any cash to be exchanged upon due surrender of the Share Certificate may be issued to such transferee if the Share Certificates, if any, which immediately prior to the Effective Time represented such Shares are presented to the Paying Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable share transfer taxes have been paid or are not applicable.

(c) Lost Certificates. If any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Share Certificate to be lost, stolen or destroyed and, if required by the Surviving Company or the Paying Agent, the posting by such person of a bond, in such reasonable amount as the Surviving Company or the Paying Agent may direct, as indemnity against any claim that may be made against it with respect to such Share Certificate, the Paying Agent will pay in respect of such lost, stolen or destroyed Share Certificate an amount equal to the Per Share Merger Consideration multiplied by the number of Shares (other than Excluded Shares and Dissenting Shares) represented by such Share Certificate to which the holder thereof is entitled pursuant to Section 2.01(a) and Section 2.02(b).

(d) Untraceable Shareholders. Remittances for the Per Share Merger Consideration or the Per ADS Merger Consideration, as the case may be, shall not be sent to holders of Shares or ADSs who are untraceable unless and until they notify the Surviving Company, the Paying Agent or the Depositary, as applicable, of their current contact details. A holder of Shares or ADSs will be deemed to be untraceable if (i) such person has no registered address in the register of members (or branch register) maintained by the Company or the Depositary, as applicable, or (ii) notice of the Shareholders’ Meeting convened to vote on the Merger has been sent to such person and has been returned undelivered. Monies due to shareholders of the Company (including holders of ADSs) who are untraceable shall be returned to the Surviving Company on demand and held in a non-interest bearing bank account for the benefit of shareholders of the Company (including holders of ADSs) who are untraceable. Shareholders who are untraceable but subsequently wish to receive any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods shall contact the Surviving Company.

(e) Adjustments to Merger Consideration. The Per Share Merger Consideration and the Per ADS Merger Consideration shall be equitably adjusted to reflect appropriately the effect of any share split, reverse share split, share dividend (including any dividend or distribution of securities convertible into Shares), extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Shares or ADSs occurring on or after the date hereof and prior to the Effective Time and to provide to the holders of Shares (including Shares represented by ADSs) the same economic effect as contemplated by this Agreement prior to such action.

(f) Termination of Exchange Fund. Any portion of the Exchange Fund that remains unclaimed by the holders of Shares or ADSs for twelve (12) months after the Effective Time shall be delivered to the Surviving Company upon demand, and any holders of Shares (other than Excluded Shares) and ADSs (other than ADSs representing Excluded Shares) who have not theretofore complied with this Article II shall thereafter look only to Parent and the Surviving Company for the cash to which they are entitled pursuant to this Article II without any interest thereon.

(g) No Liability. None of the Paying Agent, Parent, the Surviving Company or the Depositary shall be liable to any former holder of Shares for any such Shares (including Shares represented by ADSs) (or dividends or distributions with respect thereto), or cash properly delivered to a public official pursuant to any applicable abandoned property, bona vacantia, escheat or similar Law. Any amounts remaining unclaimed by such former holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Laws, the property of the Surviving Company or its designee, free and clear of all claims or interest of any person previously entitled thereto.

(h) Withholding Rights. Each of Parent, the Surviving Company, the Paying Agent, Merger Sub and the Depositary shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares and ADSs such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of applicable Tax Law. To the extent that amounts are so withheld by Parent, the Surviving Company, the Paying Agent, Merger Sub or the Depositary, as the case may be, such withheld amounts shall be (i) remitted by Parent, the Surviving Company, the Paying Agent, Merger Sub or the Depositary, as the case may be, to the applicable Tax authority, and (ii) to the extent so remitted, treated for all purposes of this Agreement as having been paid to the holder of the Shares and ADSs in respect of which such deduction and withholding were made by Parent, the Surviving Company, the Paying Agent, Merger Sub or the Depositary, as the case may be.

Section 2.04 No Transfers. From and after the Effective Time, (a) no transfers of Shares shall be effected in the register of members of the Company and (b) the holders of Shares (including Shares represented by ADSs) issued and outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided in this Agreement or by Law. On or after the Effective Time, any Share Certificates presented to the Paying Agent, Parent or Surviving Company for transfer or any other reason shall be cancelled, in exchange for the right to receive the cash consideration to which the holders thereof are entitled under this Article II in the case of Shares other than the Excluded Shares and Dissenting Shares, and for no consideration in the case of Excluded Shares, and only in accordance with Section 2.02 in the case of the Dissenting Shares.

Section 2.05 Termination of Deposit Agreement. As soon as reasonably practicable after the Effective Time, the Surviving Company shall provide notice to The Bank of New York Mellon (the “Depositary”) to terminate the deposit agreement, dated May 11, 2011 as amended from to time, between the Company, the Depositary and all holders from time to time of ADSs issued thereunder (the “Deposit Agreement”) in accordance with its terms.

ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as set forth in all Company SEC Reports filed or furnished prior to the date of this Agreement (without giving effect to any amendment to any such Company SEC Reports filed on or after the date hereof and excluding disclosures in the Company SEC Reports contained in the “Risk Factors” and “Forward Looking Statements” sections to the extent they are general, nonspecific, predictive, forward-looking or cautionary in nature, in each case, other than any specific factual information contained therein), or (b) for any information that would cause one or more of the representations and warranties contained in this Article III to be untrue or incorrect, of which Parent, Merger Sub, or any of their respective Affiliates or Representatives has knowledge, or should have knowledge after due inquiry, prior to the date of this Agreement, the Company hereby represents and warrants to Parent that:

Section 3.01 Organization, Good Standing and Qualification.

(a) The Company is a company limited by shares, duly organized, validly existing and in good standing under the Laws of the British Virgin Islands. Each of the Company’s Subsidiaries is a legal entity duly incorporated or organized, as applicable, validly existing and in good standing (to the extent the relevant jurisdiction recognizes such concept of good standing) under the Laws of the jurisdiction of its incorporation or organization, and each Group Company has the requisite corporate or similar power and authority to own, lease, operate and use its properties and assets and to carry on its business as it is now being conducted, except where the failure of any Group Company to (i) be so organized, existing or in good standing or (ii) have such power or authority has not had and would not reasonably be expected to have a

Company Material Adverse Effect. Each Group Company is duly qualified or licensed to do business in each jurisdiction where the character of the properties and assets owned, leased, operated or used by it or the nature of its business makes such qualification or licensing necessary, except for any such failure to be so qualified or licensed or in good standing as would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.02 Memorandum and Articles of Association. The memorandum and articles of association or equivalent organizational documents of the Company and Active Subsidiaries are in full force and effect as of the date hereof. Neither the Company nor any Active Subsidiary is in violation of any of the provisions of its memorandum and articles of association or equivalent organizational documents in any material respect, except for any such violation that would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.03 Capitalization.

(a) The authorized share capital of the Company is US$50,000 divided into 500,000,000 Shares of a par value of US$0.0001 per share. As of the date of this Agreement, 206,500,000 Shares are issued and outstanding, all of which have been duly authorized, validly issued, fully paid and non-assessable.

(b) Except for (i) rights under the ADSs and the Deposit Agreement, (ii) the Transactions and (iii) any issuance, sales, transfer or other disposition of securities between or among the Company and its direct or indirect wholly owned Subsidiaries, there are no options, warrants, preemptive rights, conversion rights, redemption rights, share appreciation rights, repurchase rights, convertible debt, other convertible instruments or other rights, agreements, arrangements or commitments of any character issued by the Company relating to the issued or unissued share capital of the Company or obligating the Company to issue, transfer or sell or cause to be issued, transferred or sold any Equity Securities of the Company or any securities or obligations convertible or exchangeable into or exercisable for, or giving any person a right to subscribe for or acquire, any securities of the Company. There are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any Equity Securities of the Company.

(c) The outstanding share capital or registered capital, as the case may be, of each of the Company’s Active Subsidiaries is duly authorized, validly issued, fully paid and non-assessable, and the portion of the outstanding share capital or registered capital, as the case may be, of each of the Company’s Active Subsidiaries is owned by such Group Company, free and clear of all Liens (other than Permitted Encumbrances (as defined below)).

Section 3.04 Authority Relative to This Agreement; Fairness.

(a) The Company has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Requisite Company Vote, to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions have been duly and validly authorized by the Company Board and other than such filings and recordation as required by the BVI Companies Act, no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement and the Plan of Merger and the consummation by it of the Transactions, in each case, subject to the authorization and approval by way of the Requisite Company Vote in accordance with BVI Companies Act. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due and valid authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to (i) bankruptcy, insolvency, fraudulent transfer, conveyance, reorganization, moratorium and other similar Laws of general applicability relating to or affecting creditors’ rights, now or hereafter in effect, and (ii) general principles of equity (regardless of whether enforceability is considered a proceeding in equity or at law) (the “Bankruptcy and Equity Exception”).

(b) As of the date hereof, the Company Board, acting upon the unanimous recommendation of the Special Committee, has (i) determined that it is fair to, and in the best interests of, the Company and its shareholders (other than the holders of Excluded Shares), and declared it advisable, for the Company to enter into this Agreement, and the Plan of Merger; (ii) authorized and approved the execution, delivery and performance of this Agreement and the Plan of Merger and the consummation of the Transactions; and (iii) resolved to recommend the authorization and approval of this Agreement, the Plan of Merger and the consummation of the Transactions, to the holders of Shares (the “Company Recommendation”).

(c) The Special Committee has received the opinion of Duff & Phelps, A Kroll Business operating as Kroll, LLC (the “Financial Advisor”), to the effect that, as of the date of this Agreement, and subject to the limitations, qualifications and assumptions and other matters considered by the Financial Advisor in connection with the preparation of such opinion, the Per Share Merger Consideration to be received by the Unaffiliated Holders of Shares (other than holders of Dissenting Shares) is fair, from a financial point of view, to such holders and the Per ADS Merger Consideration to be received by the Unaffiliated Holders of ADSs is fair, from a financial point of view, to such holders. For purposes of such opinion, the terms “Unaffiliated Holders of Shares” and “Unaffiliated Holders of ADSs” mean the holders of Shares and ADSs, respectively, other than Parent, Merger Sub, and their respective Affiliates.

Section 3.05 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation of the Transactions will not, (i) assuming that the Requisite Company Vote is obtained, conflict with or violate the memorandum and articles of association of the Company or any equivalent organizational documents of any other Group Company, (ii) assuming (solely with respect to performance of this Agreement and consummation of the Transactions) that the matters referred to in Section 3.05(b) are complied with and the Requisite Company Vote is obtained, conflict with or violate any statute, law, ordinance, regulation, rule, code, injunction, judgment, or decree (the “Law”) applicable to any Group Company or by which any property or asset of any Group Company is bound or affected, or (iii) violate, conflict with, require consent under, result in any breach of, result in loss of benefit under, or constitute a default under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of any Group Company pursuant to, any Material Contract to which any Group Company is a party or by which any of their respective properties or assets are bound, except, with respect to clauses (ii) and (iii), for any such conflict, violation, breach, default, right or other occurrence that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation by the Company of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any government, administrative agency, regulatory authority, commission, court, or arbitrator, in each case, whether foreign or domestic and whether national, supranational, federal, provincial or state (each, a “Governmental Authority”), except for (i) compliance with the applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder (including the joining of the Company in the filing of a Schedule 13E-3, the furnishing of a Form 6-K with the Proxy Statement, and the filing or furnishing of one or more amendments to the Schedule 13E-3 and such Form 6-K to respond to comments of the Securities and Exchange Commission (the “SEC”), if any, on such documents), (ii) the filing of the Plan of Merger and related documentation with the Registrar of Companies as required by the BVI Companies Act, and (iii) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.06 Permits; Compliance with Laws.

(a) Each Group Company is in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any

Governmental Authority necessary for it to own, lease, operate and use its properties and assets or to carry on its business as substantially in the manner described in the Company SEC Reports, except for any such franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders the absence of which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect (the “Material Company Permits”). As of the date hereof, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) no suspension or cancellation of any of the Material Company Permits is pending or, to the knowledge of the Company, threatened, (ii) all Material Company Permits are valid and in full force and effect, and (ii) each Group Company is in compliance, in all material respects, with the terms of the Material Company Permits.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, no Group Company is in breach or violation of any Law applicable to it (including any Laws applicable to its business) or by which any of its properties or assets are bound. Since January 1, 2021, no Group Company has received any written notice or communication from any Governmental Authority of any material non-compliance with any applicable Laws or listing rules or regulations that has not been cured except for such investigations, charges, assertions, reviews or notifications of violations the outcome of which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.07 SEC Filings; Financial Statements.

(a) The Company has filed or furnished, as the case may be, all material forms, reports and other documents required to be filed with or furnished to the SEC by the Company since January 1, 2021 pursuant to the Securities Act and the Exchange Act (such forms, reports and other documents filed since January 1, 2021, including any amendments thereto and all exhibits and schedules thereto and documents incorporated by reference therein, collectively, the “Company SEC Reports”). As of the date of filing, in the case of Company SEC Reports filed pursuant to the Exchange Act (and to the extent such Company SEC Reports were amended, then as of the date of filing of such amendment), and as of the date of effectiveness in the case of Company SEC Reports filed pursuant to the Securities Act of 1933, as amended (the “Securities Act”) (and to the extent such Company SEC Reports were amended, then as of the date of effectiveness of such amendment), the Company SEC Reports (i) complied as to form in all material respects with either the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder, each as in effect on the date so filed or effective, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading as of their filing dates or effective dates (as applicable).

(b) Each of the consolidated financial statements (including, in each case, any notes thereto) contained in or incorporated by reference into the Company SEC Reports was prepared, in all material respects, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and each fairly presented, in all material respects, the consolidated financial position, results of operations, changes in shareholders’ equity and cash flows of the Company and its Subsidiaries as at the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited interim statements, to normal year-end audit adjustments which are not material in the aggregate and the exclusion of certain notes in accordance with the rules of the SEC relating to unaudited financial statements).

(c) The Company has established and maintains disclosure controls and procedures as defined in and required by Rules 13a-15 and 15d-15 of the Exchange Act reasonably designed to ensure that all material information concerning the Company and any of its Subsidiaries required to be disclosed by the Company in the reports it files under the Exchange Act is reported, within the time periods specified in the SEC’s rules and related forms.

Section 3.08 Proxy Statement. The information supplied by the Company for inclusion in the Proxy Statement (including any amendment or supplement thereto or document incorporated by reference therein) and the Schedule 13E-3 (including any amendment or supplement thereto or document incorporated by reference therein) shall not (i) on the date the Proxy Statement (including any amendment or supplement thereto) is first mailed to shareholders of the Company or at the time of the Shareholders’ Meeting or (ii) on the date the Schedule 13E-3 and any amendment or supplement thereto is filed with the SEC, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent, Merger Sub, or any of their respective Affiliates or Representatives (as the case may be) for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3.

Section 3.09 Absence of Certain Changes or Events. Since June 30, 2021, (i) the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course consistent with past practice (excluding any actions taken or not taken due to COVID-19 or as contemplated in this Agreement), and (ii) there has not been any Company Material Adverse Effect.

Section 3.10 Absence of Litigation. As of the date hereof, there is no litigation, hearing, suit, claim, action, proceeding or investigation (an “Action”) pending or, to the knowledge of the Company, threatened in writing against any Group Company, or any share, security, equity interest, property or asset of any Group Company, before any Governmental Authority which (i) has or would reasonably be expected to have a Company Material Adverse Effect, or (ii) has enjoined, restrained or prevented the consummation of the Merger.

Section 3.11 Employee Benefit Plans. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each material Company Employee Plan has, in all material respects, been established, operated and maintained in compliance with its terms and with applicable Law (including any special provisions relating to qualified plans where such Company Employee Plan was intended so to qualify), including, without limitation, the Code.

Section 3.12 Labor and Employment Matters.

(a) As of the date hereof, neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement. Except for matters that have not had and would not have a Company Material Adverse Effect, as of the date hereof, (i) no strike, slowdown, picketing, work stoppage, concerted refusal to work overtime or other similar labor activity has occurred or, to the knowledge of the Company, been threatened or is anticipated with respect to any employee of the Company or any of its Subsidiaries, and (ii) there are no labor disputes (other than routine individual grievance) currently subject to any grievance procedure, arbitration or litigation and there is no representation petition pending or, to the knowledge of the Company, threatened or anticipated with respect to any employee of the Company or any of its Subsidiaries.

(b) The Company and its Subsidiaries are in compliance in all material respects with all applicable Laws relating to employment and employment practices, social security, workers’ compensation, terms and conditions of employment, worker safety, wages and hours, civil rights, discrimination, immigration and collective bargaining, except where non-compliance has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

Section 3.13 Real Property; Title to Assets.

(a) In respect of each material parcel of real property owned by the Company or its Subsidiary as of the date of this Agreement (“Owned Real Property”), except as would not have a Company Material Adverse Effect, each of the Company and its Subsidiaries holds good and valid title to each parcel of the Owned Real Property, free and clear of all Liens and encumbrances, except Permitted Encumbrances.

(b) In respect of each material parcel of real property leased by the Company or its Subsidiary as of the date of this Agreement (“Leased Real Property”), except as would not have a Company Material Adverse Effect, each of the Company and its Subsidiaries has a valid leasehold interest in all of its Leased Real Property, free and clear of any and all Liens and encumbrances, except Permitted Encumbrances.

(c) Except as would not have a Company Material Adverse Effect, each of the Company and its Subsidiaries has title to, or a valid leasehold interest in, as applicable, all personal property used in their respective businesses free and clear of any and all Liens and encumbrances, except Permitted Encumbrances. Such personal property, Owned Real Property and Leased Real Property (taken as a whole) are in good operating condition and repair, ordinary wear and tear and deferred maintenance excepted, and except for such failures to be in good operating condition and repair which would not have a Company Material Adverse Effect.

Section 3.14 Intellectual Property. Except as would not reasonably be expected to have a Company Material Adverse Effect:

(a) The Company and its Subsidiaries have rights to use all Intellectual Property necessary to conduct the business of the Company or its Subsidiaries as it is currently conducted, free and clear of all Liens (other than Permitted Encumbrances).

(b) Since January 1, 2021, neither the Company nor any of its Subsidiaries has received written notice of any Action, and, to the knowledge of the Company, no Action is threatened, that the Company or any of its Subsidiaries, or the business or activities conducted by them (including the commercialization and exploitation of its products and services), is infringing or misappropriating any Intellectual Property right of any person.

Section 3.15 Taxes.

(a) Except as would not reasonably be expected to have a Company Material Adverse Effect, each Group Company has duly filed (taking into account any extension of time within which to file, if any) all Tax returns and reports required to be filed by it and has paid and discharged all Taxes due and payable, other than such payments as are being contested in good faith by appropriate proceedings. All such Tax returns are true, accurate and complete in all material respects. As of the date hereof, no Governmental Authority is asserting in writing or, to the knowledge of the Company, threatening to assert against any Group Company any material deficiency or claim for any Taxes which would reasonably to be expected to have a Company Material Adverse Effect.

(b) Each Group Company has, in accordance with applicable Law, duly registered with the relevant Governmental Authority, obtained and maintained the validity of all national and local tax registration certificates and complied in all material respects with all requirements imposed by such Governmental Authorities. Each submission made by or on behalf of any Group Company to any Governmental Authority in connection with obtaining Tax exemptions, Tax holidays, Tax deferrals, Tax incentives or other preferential Tax treatments or Tax rebates was accurate and complete in all material respects at the time of its submission.

(c) The representations set forth in this Section 3.15 are the sole and exclusive representations made by the Company in this Agreement with respect to Taxes and any claim for breach of representation with respect to Taxes will be based on the representations made in this Section 3.15 and will not be based on the representations set forth in any other provision of this Agreement.

Section 3.16 Material Contracts.

(a) For purpose of this Agreement, “Material Contracts” means (i) this Agreement and (ii) Contracts or forms or summaries thereof filed as exhibits to the Company SEC Filings prior to the date hereof.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement, (i) each Material Contract is a legal, valid and binding obligation of the Company or its Subsidiaries subject to the Bankruptcy and Equity Exceptions, (ii) neither the Company nor any of its Subsidiaries nor, to the Company’s knowledge and as of the date hereof, any other party thereto, is in breach or violation of, or default under, any Material Contract and no event has occurred or not occurred through the Company’s or any of its Subsidiaries’ action or inaction or, to the Company’s knowledge, the action or inaction of any Third Party, that with notice or lapse of time or both would constitute a breach or violation of, or default under, any Material Contract, and (iii) within the last 12 months, the Company and its Subsidiaries have not received any written claim or notice of default, termination or cancellation under any such Material Contract.

Section 3.17 Insurance. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (a) all insurance policies and all self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company and its Subsidiaries are in full force and effect, (b) the Company has no reason to believe that it or any of its Subsidiaries will not be able to (i) renew its existing insurance policies as and when such policies expire or (ii) obtain comparable coverage from comparable insurers as may be necessary to continue its business without a significant increase in cost and (c) neither the Company nor any of its Subsidiaries has received any written notice of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any of its respective insurance policies.

Section 3.18 Anti-Takeover Provisions. The Company is not party to a shareholder rights agreement or “poison pill” or similar agreement or plan. No “business combination,” “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) is applicable to the Company, the Shares, the Merger or the other Transactions.

Section 3.19 Brokers. Except for the Financial Advisor, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

Section 3.20 No Other Representations or Warranties. Except for the representations and warranties contained in this Article III, each of Parent and Merger Sub (when it executes the Merger Sub Joinder) acknowledges that neither the Company nor any other person on behalf of the Company makes any other express or implied representation or warranty with respect to any Group Company or its business, or with respect to any other information provided to Parent, Merger Sub or any of respective their Affiliates or Representatives, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their respective Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing. Neither the Company nor any other person will have or be subject to any liability to Parent, Merger Sub or any other person resulting from the distribution to Parent or Merger Sub, or Parent’s or Merger Sub’s use of, any such information, including any information, documents, projections, forecasts or other material made available to Parent or Merger Sub in certain “data rooms” or management presentations in expectation of the Transactions, unless and to the extent such information is expressly included in the representations and warranties contained in this Article III.

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that:

Section 4.01 Corporate Organization.

(a) Parent is a company limited by shares, duly incorporated, validly existing and in good standing under the Laws of the British Virgin Islands and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted or proposed by it to be conducted. Once formed, Merger Sub will be a company limited by shares, duly incorporated, validly existing and in good standing under the Laws of the British Virgin Islands and will have the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it will be conducted or proposed to be conducted. Prior to the date of this Agreement in the case of Parent and prior to the execution and delivery of the Merger Sub Joinder by Merger Sub in the case of Merger Sub, Parent has heretofore made available to the Company (i) complete and correct copies of the memorandum and articles of association, or similar governing documents of Parent and Merger Sub, each as amended to date, and each as so delivered is in full force and effect on the date of this Agreement or the execution of the Merger Sub Joinder by Merger Sub, as applicable, and (ii) a true and complete list of all directors and executive officers of Parent and Merger Sub.

(b) Merger Sub will be formed solely for the purpose of engaging in the Transactions and from the date of its incorporation through the Effective Time, Merger Sub will not conduct any business or conduct any operations other than the execution of the Merger Sub Joinder, the performance of its obligations hereunder and matters ancillary thereto, and it will have no, assets, liabilities or obligations of any nature other than those incident to its formation and capitalization and pursuant to the Transaction Documents and the Transactions. Other than the Company, there are no other corporations, partnerships, joint ventures, associations, or entities through which Parent conducts business, or other entities in which either Parent controls or owns, of record or beneficially, any direct or indirect equity or other interest.

Section 4.02 Authority Relative to This Agreement. Parent has and, immediately prior to executing and delivering the Merger Sub Joinder, Merger Sub will have, all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by Parent and the Merger Sub Joinder by Merger Sub, and the consummation by Parent and Merger Sub of the Transactions have been, or will be in the case of Merger Sub, duly and validly authorized and approved by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize or approve this Agreement and the Plan of Merger or to consummate the Transactions (other than the filings, notifications and other obligations and actions described in Section 4.03(b)). This Agreement has been duly and validly executed and delivered by Parent and, following the execution and delivery of the Merger Sub Joinder, Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and, following execution and delivery of Merger Sub Joinder, Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception. No vote or consent of the holders of any class or series of share capital of Parent is necessary to approve this Agreement or the Transactions.

Section 4.03 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement and the Plan of Merger by Parent and the Merger Sub Joinder by Merger Sub do not, and the performance of this Agreement and the Plan of Merger by Parent and the Merger Sub Joinder by Merger Sub will not, (i) conflict with or violate the memorandum and articles of association of either Parent or Merger Sub, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.03(b) have been obtained and all filings and obligations described in Section 4.03(b) have been made, conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of either of them is bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien or other encumbrance on any property or asset of Parent or Merger Sub (following its formation) pursuant to, any Contract or obligation to which Parent or Merger Sub (following its formation) is a party or by which Parent or Merger Sub (following its formation) or any property or asset of either of them is bound or affected, except, with respect to clause (iii), for any such breaches, defaults or other occurrences which would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Parent or Merger Sub or otherwise be materially adverse to the ability of Parent and Merger Sub to perform their respective obligations under this Agreement.

(b) The execution and delivery of this Agreement by Parent and Merger Sub Joinder by Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for filings and/or notices pursuant to Section 13 of the Exchange Act and the rules and regulations thereunder, and (ii) for the filing of the Plan of Merger and related documentation with the Registrar of Companies of the British Virgin Islands and the publication of notification of the Merger as required by the BVI Companies Act.

Section 4.04 Capitalization.

(a) The authorized share capital of Parent consists solely of 50,000 ordinary shares, par value of US$1.00 per share. As of the date of this Agreement, all 50,000 ordinary share of Parent are issued and outstanding, which are duly authorized, validly issued, fully paid and non-assessable and are solely owned by the Founder, free and clear of all Liens. There are no options, warrants, convertible debt or other convertible instruments or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued share capital of Parent or obligating Parent to issue or sell any share capital of, or other equity interests in Parent.

(b) Once formed, all of the issued and outstanding share capital of Merger Sub will be, and at the Effective Time will be, wholly owned by Parent, free and clear of all Liens. Following its formation, there will be no options, warrants, convertible debt or other convertible instruments or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued share capital of Merger Sub or obligating Merger Sub to issue or sell any share capital of, or other equity interests in Merger Sub.

Section 4.05 Available Funds.

(a) As of the date of this Agreement and as of immediately prior to the Effective Time, Parent and Merger Sub (following its formation) have and will have available to them, all funds necessary for Parent, Merger Sub and the Surviving Company to pay (1) the Merger Consideration, and (2) all other amounts required to be paid in connection with the consummation of the Transactions upon the terms and conditions contemplated hereby and all related fees and expenses associated therewith. There are no side letters or other agreements, contracts or arrangements (whether written or oral) to which Parent, Merger Sub (following its formation) or any of their Affiliates is a party related to the funding or investing of the full amount of funds referenced in the proceeding sentence.

(b) Parent and Merger Sub (when it executes the Merger Sub Joinder) hereby acknowledge and agree that it shall not be a condition to Closing for Parent or Merger Sub to obtain any financing and reaffirm their obligation to consummate the Transactions hereby, irrespective and independent of the availability of any financing.

Section 4.06 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub (following its formation). The Company has no liability whatsoever for any such fee or commission prior to the Effective Time.

Section 4.07 Absence of Litigation. (a) There is no Action pending or, to the knowledge of Parent and Merger Sub (following its formation), threatened against Parent, Merger Sub (following its formation) or any of their Affiliates before any Governmental Authority and (b) neither Parent, Merger Sub (following its formation)

nor any of their Affiliates is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of Parent and Merger Sub (following its formation), continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority.

Section 4.08 Ownership of Company Shares. As of the date hereof, (a) Parent is the record and beneficial owner of 143,587,200 Shares, and (b) other than 143,587,200 Shares held by Parent, none of Parent, the Founder, or any of their respective Affiliates beneficially own (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Shares or other securities or any other economic interest (through derivative securities or otherwise) of the Company or any options, warrants or other rights to acquire Shares or other securities of, or any other economic interest (through derivative securities or otherwise) in the Company.

Section 4.09 Proxy Statement. The information supplied by Parent and Merger Sub (following its formation) for inclusion in the Proxy Statement to be sent to the shareholders of the Company in connection with the Shareholders’ Meeting (including any amendment or supplement thereto or document incorporated by reference therein) and the Schedule 13E-3 relating to the authorization and approval of this Agreement, the Plan of Merger and the Transactions, by the shareholders of the Company shall not, (i) on the date the Proxy Statement (including any amendment or supplement thereto) is first mailed to shareholders of the Company or at the time of the Shareholders’ Meeting, contain any untrue statement of any material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (ii) on the date the Schedule 13E-3 or any amendment or supplement thereto is filed with the SEC, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading.

Section 4.10 Solvency. Neither Parent nor Merger Sub is entering into the transactions contemplated hereby with the intent to hinder, delay or defraud either present or future creditors. Immediately after giving effect to the Transactions, including the payment of the Merger Consideration and any other amounts required to be paid in connection with the consummation of the Transactions, including the payment of all related fees and expenses, each of the Parent, the Surviving Company and its Subsidiaries will be solvent at and immediately after the Effective Time.

Section 4.11 Independent Investigation. Parent has conducted its own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of each Group Company, which investigation, review and analysis were performed by Parent and its respective Affiliates and Representatives. Each of Parent and Merger Sub (when it executes the Merger Sub Joinder) acknowledges that as of the date hereof, it, its Affiliates and their respective Representatives have been provided adequate access to the personnel, properties, facilities and records of the Company and its Subsidiaries for such purpose. In entering into this Agreement, each of Parent and Merger Sub (when it executes the Merger Sub Joinder) acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any statements, representations or opinions of any of the Company, its Affiliates or their respective Representatives (except the representations, warranties, covenants and agreements of the Company expressly set forth in this Agreement and in any certificate delivered pursuant to this Agreement).

Section 4.12 Parent Group Contracts. Other than this Agreement, there are no side letters or other oral or written Contracts relating to the Transactions between or among two or more of the following persons: each of Parent, Merger Sub, the Founder, and any of their Affiliates (excluding any Group Company). Other than this Agreement, there are no Contracts (whether oral or written) (i) between Parent, Merger Sub, the Founder, and any of their Affiliates (excluding any Group Company), on the one hand, and any of the Group Company’s directors, officers, employees or shareholders, on the other hand, that relate in any way to the Transactions, (ii) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration or the Per ADS Merger Consideration (iii) pursuant to which any shareholder of the Company has agreed to vote to approve this Agreement or the Merger or has agreed to vote against any Competing Proposal or (iv) pursuant to which any person has agreed to provide, directly or indirectly, equity capital to Parent, Merger Sub or the Company to finance in whole or in part the Transactions.

Section 4.13 Non-Reliance on Company Estimates. In connection with the due diligence investigation of the Company by Parent and its respective Affiliates and Representatives, Parent and its respective Affiliates and Representatives have received and may continue to receive from the Company, its Subsidiaries and/or their respective Affiliates and Representatives certain estimates, projections and other forecasts, as well as certain business plan and budget, regarding the Company, its Subsidiaries and their business and operations. Each of Parent and Merger Sub (when it executes the Merger Sub Joinder) hereby acknowledges and agrees that these estimates, projections, forecasts and information and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other. Further, each of Parent and Merger Sub (when it executes the Merger Sub Joinder) acknowledges and agrees (a) that there are uncertainties inherent in attempting to make such estimates, projections and forecasts, as well as in such business plans and budgets, (b) that it is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and forecasts, as well as such business plans and budgets, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts or business plans and budgets), and (c) that neither Parent nor Merger Sub (when it executes the Merger Sub Joinder) is relying on any estimates, projections, forecasts or business plans and budgets furnished by the Company, its Subsidiaries or their respective Affiliates and Representatives, and neither Parent nor Merger Sub shall, and shall cause its Affiliates and their respective Representatives not to, hold any such person liable with respect thereto, other than fraud in connection therewith; provided that nothing contained in this Section 4.13 shall be deemed to limit in any way the representations and warranties of the Company set forth in this Agreement.

Section 4.14 No Additional Representations. Except for the representations and warranties made by Parent and Merger Sub in this Article IV, neither Parent nor Merger Sub nor any other person on behalf of each of them makes any other express or implied representation or warranty with respect to Parent or Merger Sub or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing, and the Company acknowledges the foregoing.

ARTICLE V CONDUCT OF BUSINESS PENDING THE MERGER

Section 5.01 Conduct of Business by the Company Pending the Merger. The Company agrees that, from the date of this Agreement until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, except as (x) required by applicable Law or (y) expressly contemplated or permitted by this Agreement, unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned, and for the avoidance of doubt, such consent of Parent shall be deemed given if approved by the Founder or any of his Affiliates), (i) the businesses of the Group Companies shall be conducted in the ordinary course of business in a manner consistent with past practice; and (ii) the Company shall use its commercially reasonable efforts to preserve the assets and the business organization of the Group Companies in all material respects, to keep available the services of the current key officers and key employees of the Group Companies and to maintain in all material respects the current relationships of the Group Companies with existing customers, suppliers and other persons with which any Group Companies have material business relations as of the date hereof. For the avoidance of doubt, pandemic or epidemic-related measures taken by the Group Companies, including responding to COVID-19, shall not constitute a breach of this Section 5.01.

Without limiting the generality of the foregoing paragraph, from the date of this Agreement until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, except as (x) required by applicable Law or (y) expressly contemplated or permitted by this Agreement, the Company shall not and shall not permit any other Group Company to, directly or indirectly, do or propose to do any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned, and for the avoidance of doubt, such consent of Parent shall be deemed given if approved by the Founder or any of his Affiliates):

(a) amend or otherwise change its memorandum and articles of association or equivalent organizational documents;

(b) issue, sell, transfer, lease, sublease, license, pledge, dispose of, grant or encumber, or authorize the issuance, sale, transfer, lease, sublease, license, pledge, disposition, grant or encumbrance of, any shares of any class of any Group Company, other than in connection with any transaction between or among the Company and its direct or indirect wholly owned Subsidiaries, or pursuant to existing Contracts;

(c) declare, set aside, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of its shares (other than dividends or other distributions from any Subsidiary of the Company to the Company or any of its other Subsidiaries);

(d) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its share capital or securities or other rights exchangeable into or convertible or exercisable for any of its share capital;

(e) effect or commence any liquidation, dissolution, scheme of arrangement, merger, consolidation, amalgamation, restructuring, reorganization, or similar transaction involving any Group Company, other than the Transactions or as contemplated by this Agreement;

(f) acquire any assets, securities or properties, in aggregate, with a value or purchase price (including the value of assumed liabilities) in excess of US$20,000,000 in any transaction or related series of transactions;

(g) incur or guarantee any indebtedness for borrowed money of any Third Party except for the incurrence or guarantee of Indebtedness (i) under any Group Company’s existing credit facilities or other Contracts as in effect on the date hereof in an aggregate amount not to exceed the maximum amount authorized under the Contracts evidencing such Indebtedness (including any renewal, extension, refinancing or replacement of such Contracts on substantially the same or similar terms), (ii) in the ordinary course of business, or (iii) not in an aggregate amount in excess of US$20,000,000;

(h) other than expenditures necessary to maintain assets in good repair consistent with the past practice or pursuant to the Company’s operating plan in effect as of the date hereof, authorize, or make any commitment with respect to, any single capital expenditure which is in excess of US$10,000,000 or capital expenditures which are, in the aggregate, in excess of US$20,000,000 for the Group Companies taken as a whole;

(i) make any changes with respect to financial accounting policies or procedures in any material respect, including changes affecting the reported consolidated assets, liabilities or results of operations of the Group Companies, except as required by changes in statutory or regulatory accounting rules or IFRS or regulatory requirements with respect thereto;

(j) enter into, amend, modify, consent to the termination of, or waive any material rights under, any Material Contract (or any Contract that would be a Material Contract if such Contract had been entered into prior to the date hereof) that calls for annual aggregate payments of US$20,000,000 or more which cannot be terminated without material surviving obligations or material penalty upon notice of ninety (90) days or less;

(k) settle any Action other than any settlement involving the payment of monetary damages not in excess of US$20,000,000, except pursuant to applicable Law;

(l) engage in the conduct of any new line of business material to the Company and its Subsidiaries, taken as a whole;

(m) make or change any material Tax election, amend any material Tax return (except as required by applicable Law), enter into any closing agreement with respect to material Taxes, surrender any right to claim a material refund of Taxes, settle or finally resolve any material controversy with respect to Taxes or materially change any method of Tax accounting; or

(n) enter into any binding agreement or otherwise make a binding commitment, to do any of the foregoing.

Section 5.02 Operation of Parent’s and Merger Sub’s Business. Each of Parent and Merger Sub agrees that, from the date hereof until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, it shall not: (a) take any action or fail to take any action which is intended to or would reasonably be likely to result in any of the conditions to effecting the Merger becoming incapable of being satisfied; or (b) take any action or fail to take any action which would, or would be reasonably likely to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Parent or Merger Sub to consummate the Merger or the other Transactions in accordance with the terms of this Agreement.

Section 5.03 No Control of Other Party’s Business. Except as otherwise expressly provided herein, nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or the Company’s Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

ARTICLE VI ADDITIONAL AGREEMENTS

Section 6.01 Proxy Statement and Schedule 13E-3.

(a) As soon as reasonably practicable following the date of this Agreement, the Company, with the cooperation and assistance of Parent and Merger Sub, shall prepare a proxy statement relating to the authorization and approval of this Agreement, the Plan of Merger and the Transactions, by the shareholders of the Company (such proxy statement, as amended or supplemented, being referred to herein as the “Proxy Statement”). Concurrently with the preparation of the Proxy Statement, the Company, Parent and Merger Sub shall jointly prepare and cause to be filed with the SEC a Rule 13e-3 transaction statement on Schedule 13E-3 relating to the authorization and approval of this Agreement, the Plan of Merger and the Transactions, by the shareholders of the Company (such Schedule 13E-3, as amended or supplemented, being referred to herein as the “Schedule 13E-3”). Parent and Merger Sub shall promptly furnish all information as the Company may reasonably request in connection with such actions and preparation of the Proxy Statement and the Schedule 13E-3. Each of the Company, Parent and Merger Sub shall use its reasonable best efforts so that the Proxy Statement and the Schedule 13E-3 and will comply in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Each of the Company, Parent and Merger Sub shall use its reasonable best efforts to respond promptly to any comments of the SEC with respect to the Proxy Statement and the Schedule 13E-3. Each of Parent and Merger Sub shall provide reasonable assistance and cooperation to the Company in the preparation, filing and distribution of the Proxy Statement, the Schedule 13E-3 and the resolution of comments from the SEC. Upon its receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement and the Schedule 13E-3, the Company shall promptly notify Parent and Merger Sub and shall promptly provide Parent with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC and its staff, on the other hand. Prior to filing the Schedule 13E-3 or mailing the Proxy Statement (or in each case, any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company (i) shall provide Parent and Merger Sub with a reasonable opportunity to review and comment on such document or response and (ii) shall consider in good faith all additions, deletions or changes reasonably proposed by Parent in good faith. If at any time prior to the Shareholders’ Meeting, any information relating to the Company,

Parent, Merger Sub or any of their respective Affiliates, officers or directors, is discovered by the Company, Parent or Merger Sub which should be set forth in an amendment or supplement to the Proxy Statement and/or the Schedule 13E-3 so that the Proxy Statement and/or the Schedule 13E-3 shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be filed with the SEC and, to the extent required by applicable Law, disseminated to the shareholders of the Company, provided, however, that nothing in this Section 6.01 shall limit or preclude the Company Board or the Special Committee from effecting a Change in the Company Recommendation. Notwithstanding anything herein to the contrary, and subject to compliance with the terms of Section 6.04(d), in connection with any disclosure regarding a Change in the Company Recommendation, the Company shall not be required to provide Parent or Merger Sub with the opportunity to review or comment on (or include comments proposed by Parent or Merger Sub in) the Schedule 13E-3 or the Proxy Statement, or any amendment or supplement thereto, or any comments thereon or another filing by the Company with the SEC, with respect to such disclosure.

(b) Each of Parent, Merger Sub and the Company agrees, as to itself and its respective Affiliates or Representatives, that none of the information supplied or to be supplied by Parent, Merger Sub or the Company, as applicable, expressly for inclusion or incorporation by reference in the Proxy Statement, the Schedule 13E-3 or any other documents filed or to be filed with the SEC in connection with the Transactions, will, as of the time such documents (or any amendment thereof or supplement thereto) are mailed to the holders of Shares and at the time of the Shareholders’ Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of Parent, Merger Sub and the Company further agrees that all documents that such party is responsible for filing with the SEC in connection with the Merger will comply as to form and substance in all material respects with the applicable requirements of the Securities Act, the Exchange Act and any other applicable Laws and that all information supplied by such party for inclusion or incorporation by reference in such document will not contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If at any time prior to the Effective Time, any event or circumstance relating to Parent, Merger Sub or the Company, or their respective officers or directors, should be discovered which should be set forth in an amendment or a supplement to the Proxy Statement or the Schedule 13E-3 so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party discovering such event or circumstance shall promptly inform the other parties and an appropriate amendment or supplement describing such event or circumstance shall be promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the shareholders of the Company; provided, that prior to such filing, the Company and Parent, as the case may be, shall consult with each other with respect to such amendment or supplement and shall afford the other party and their Representatives a reasonable opportunity to comment thereon. Notwithstanding anything herein to the contrary, no representation, warranty, covenant or agreement is made by the Company with respect to information supplied by Parent, Merger Sub, or their respective Affiliates or Representatives for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3.

Section 6.02 Company Shareholders’ Meeting.

(a) As soon as practicable after the SEC confirms that it has no further comments on the Schedule 13E-3, the Company shall (i) establish a record date for determining shareholders of the Company entitled to vote at the Shareholders’ Meeting (the “Record Date”); provided that, in the event that the date of the Shareholders’ Meeting as originally called is for any reason adjourned or postponed or otherwise delayed, the Company may establish a new Record Date, (ii) mail or cause to be mailed the Proxy Statement to the holders of Shares (and concurrently furnish the Proxy Statement under Form 6-K), including Shares represented by ADSs, as of the Record Date established for the Shareholders’ Meeting. Subject to Section 6.02(b), without the consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), authorization and approval of this Agreement, the Plan of Merger and the Transactions, are the only matters (other than procedural matters) that shall be proposed to be voted upon by the shareholders of the Company at the Shareholders’ Meeting.

(b) Subject to this Section 6.02 and Section 6.04, (i) the Company Board shall recommend to holders of the Shares that they authorize and approve this Agreement, the Plan of Merger and the Transactions, and shall include such recommendation in the Proxy Statement and (ii) the Company shall use its reasonable best efforts in accordance with applicable Law and the memorandum and articles of association of the Company to solicit from its shareholders proxies in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions, and shall take all other action necessary or advisable to secure the Requisite Company Vote. In the event that subsequent to the date hereof the Company Board makes a Change in the Company Recommendation, the Company shall not be required to convene the Shareholders’ Meeting or submit this Agreement to the holders of the Shares for authorization and approval.

(c) Notwithstanding Section 6.02(b), the Company may adjourn or postpone the Shareholders’ Meeting (i) to the extent the Special Committee determines in good faith that such adjournment or postponement is necessary or advisable to ensure that any required supplement or amendment to the Proxy Statement is provided to the holders of Shares within a reasonable amount of time in advance of the Shareholders’ Meeting, (ii) as otherwise required by applicable Law, (iii) if (A) the Company has received a bona fide written proposal or offer with respect to a Competing Transaction and (B) the Company Board (acting at the direction of the Special Committee) or the Special Committee determines, in its good faith judgment after consultation with its financial advisor and outside legal counsel, that such proposal or offer constitutes or is reasonably likely to constitute a Superior Proposal, (iv) if an Intervening Event has occurred and the Company Board (acting at the direction of the Special Committee) or the Special Committee determines, in its good faith judgment following advice by its outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law or (v) if as of the time for which the Shareholders’ Meeting is scheduled as set forth in the Proxy Statement, there are insufficient Shares represented (in person or by proxy) to constitute a quorum necessary to conduct the business of the Shareholders’ Meeting. If the Shareholders’ Meeting is adjourned or postponed in accordance with the immediately preceding sentence, the Company shall convene and hold the Shareholders’ Meeting as soon as reasonably practicable thereafter.

Section 6.03 Access to Information.

(a) From the date hereof until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII and subject to applicable Law and Section 6.18, upon reasonable advance notice in writing from Parent, the Company shall (i) provide to Parent (and Parent’s officers, directors, employees, members, accountants, consultants, financial and legal advisors, agents, financing sources (including potential sources) and other authorized representatives of Parent, collectively, “Representatives”) reasonable access during normal business hours and upon reasonable prior notice, to the offices, properties, books and records of any Group Company, (ii) furnish to Parent and its Representatives such existing financial and operating data and other existing information as such persons may reasonably request in writing, and (iii) instruct its and its Subsidiaries’ employees, legal counsel, financial advisors, auditors and other Representatives to reasonably cooperate with Parent and its Representatives in their investigation. Notwithstanding the foregoing, any such investigation shall be conducted in such a manner as not to interfere unreasonably with the business or operations of the Company or its Subsidiaries or otherwise result in any significant interference with the timely discharge by the employees of the Company or its Subsidiaries of their duties.

(b) Notwithstanding anything to the contrary in Section 6.03(a), nothing in this Agreement shall require the Company or any of its Subsidiaries to give access to or disclose any information to Parent or any of its Representatives if such access or disclosure would (i) violate any Contract entered into prior to the date of this Agreement, applicable Law or Order, (ii) jeopardize any attorney-client privilege, work product doctrine or other applicable privilege, (iii) give a Third Party the right to terminate or accelerate the rights under a Contract entered into prior to the date of this Agreement, or (iv) cause significant competitive harm to the Company or its Subsidiaries if the transactions contemplated by this Agreement are not consummated.

(c) All information provided or made available pursuant to this Section 6.03 to Parent or its Representatives shall be subject to Section 6.18.

Section 6.04 No Solicitation of Transactions.

(a) From the date hereof until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, except as set forth in Section 6.04(b), the Company agrees that neither it nor any of its Subsidiaries will, and that it will cause its and its Subsidiaries’ Representatives (including any investment banker, attorney or accountant retained by any Group Company) not to, in each case, directly or indirectly, (i) solicit, initiate, or knowingly encourage (including by way of furnishing nonpublic information concerning any Group Company), or knowingly take any other action, each with the intent to induce the making of any Competing Proposal, (ii) enter into or continue discussions or negotiations with, or provide any nonpublic information concerning any Group Company to, any Third Party in connection with a Competing Proposal, (iii) agree to, approve, endorse, recommend or consummate any Competing Transaction or enter into any letter of intent or written Contract (other than an Acceptable Confidentiality Agreement) or commitment contemplating or otherwise relating to any Competing Transaction, or (iv) grant any waiver, amendment or release under any standstill, confidentiality or similar agreement to which the Company is a party (and the Company shall promptly take all action necessary to terminate or cause to be terminated any such waiver previously granted with respect to any provision of any such confidentiality, standstill or similar agreement and to enforce each such confidentiality, standstill and similar agreement). The Company shall notify Parent in writing, as promptly as practicable, of any Competing Proposal received by the Company, specifying (x) the material terms and conditions thereof (including material amendments or proposed material amendments) and (y) the identity of the party making such Competing Proposal. The Company shall keep Parent informed, on a reasonably current basis of the status and terms of any such proposal or offer and of any material changes in the status and terms of any such proposal or offer (including the material terms and conditions thereof). Except as otherwise provided in this Section 6.04(a), Section 6.04(b) or Section 6.04(c), the Company shall, and shall cause its Subsidiaries and the Representatives of the Company and its Subsidiaries to, following the execution and delivery of this Agreement, cease and terminate all existing discussions or negotiations with any parties conducted heretofore with respect to a Competing Transaction. The Company shall not enter into any confidentiality agreement with any Third Party subsequent to the date of this Agreement which prohibits the Company from providing such information to Parent in accordance with this Section 6.04(a).

(b) Notwithstanding anything to the contrary in Section 6.04(a), at any time prior to the receipt of the Requisite Company Vote, following the receipt of a Competing Proposal which was not obtained in material violation of Section 6.04, the Company and its Representatives may, with respect to such Competing Proposal and acting under the direction of the Special Committee:

(i) communicate with the person or group of persons who has made such Competing Proposal to clarify and understand the terms and conditions thereof and to notify such person or group of persons of the restrictions of this Section 6.04;

(ii) provide information in response to the request of the person or group of persons who has made such Competing Proposal, if prior to providing such information, the Company has received from the person or group of persons so requesting such information an executed Acceptable Confidentiality Agreement, provided that the Company shall concurrently make available to Parent any material nonpublic information concerning the Company and the Subsidiaries that is provided to any such person or group of persons and that was not previously made available to Parent or its Representatives; and/or

(iii) engage or participate in any discussions or negotiations with the person or group of persons who has made such proposal or offer;

provided that, prior to taking any actions described in clause (ii) or (iii) above, the Special Committee has (A) determined, in its good faith judgment, after consultation with its financial advisor and outside legal counsel, that such Competing Proposal constitutes or could reasonably be expected to result in a Superior Proposal and (B) provided written notice to Parent prior to or concurrently with taking any such action.

(c) Except as set forth in Section 6.04(d) and Section 6.04(e), neither the Company Board nor any committee thereof shall (i) (A) change, withhold, withdraw, qualify or modify, in a manner adverse to Parent or Merger Sub, the Company Recommendation, (B) fail to include the Company Recommendation in the Proxy Statement, (C) adopt, approve or recommend to the shareholders of the Company a Competing Transaction, (D) if a tender offer or exchange offer that constitutes a Competing Transaction is commenced, recommend for the acceptance of such tender offer or exchange offer by the Company shareholders (any of the foregoing, a “Change in the Company Recommendation”), or (ii) cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, written agreement in principle, merger agreement, acquisition agreement or other or similar document or Contract with respect to any Competing Transaction, other than an Acceptable Confidentiality Agreement entered into in compliance with Section 6.04(b) (an “Alternative Acquisition Agreement”).

(d) Notwithstanding anything to the contrary set forth in this Agreement, from the date of this Agreement and at any time prior to the receipt of the Requisite Company Vote, if the Company has received a Competing Proposal and the Company Board (acting at the direction of the Special Committee) determines, in its good faith judgment (after consultation with its financial advisor and outside legal counsel), that such Competing Proposal constitutes a Superior Proposal and failure to make a Change in the Company Recommendation with respect to such Superior Proposal would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, the Company Board (acting at the direction of the Special Committee) or the Special Committee may effect a Change in the Company Recommendation and/or authorize the Company to terminate this Agreement in accordance with Section 8.03(c) and enter into an Alternative Acquisition Agreement with respect to such Superior Proposal, but only (i) if the Company shall have complied with, in all material respects, the requirements of Section 6.04(a) and Section 6.04(b) with respect to such Competing Proposal; (ii) after (A) providing at least three (3) Business Days’ (the “Superior Proposal Notice Period”) written notice to Parent (a “Notice of Superior Proposal”) advising Parent that the Company Board or the Special Committee, as applicable, has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal, identifying the person making such Superior Proposal and indicating that the Company Board (acting at the direction of the Special Committee) intends to effect a Change in the Company Recommendation and/or authorize the Company to terminate this Agreement in accordance with Section 8.03(c), it being understood that the Notice of Superior Proposal or any amendment or update thereto or the determination to so deliver such notice shall not constitute a Change in the Company Recommendation and (B) negotiating with and causing its financial and legal advisors to negotiate with Parent, Merger Sub and their respective Representatives in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement, so that such Competing Proposal would cease to constitute a Superior Proposal; provided that any material modifications to such Competing Proposal that the Company Board (acting at the direction of the Special Committee) or the Special Committee, as applicable, has determined to be a Superior Proposal shall be deemed a new Superior Proposal and the Company shall be required to again comply with the requirements of this Section 6.04(d), provided, further, that with respect to the new written notice to Parent, the Superior Proposal Notice Period shall be deemed to be a two (2) Business Day period rather than the three (3) Business Day period first described above; and (iii) following the end of such three (3) Business Day period or two (2) Business Day period (as applicable), the Company Board (acting at the direction of the Special Committee) shall have determined, in its good faith judgment (after consultation with its financial advisor and outside legal counsel), taking into account any changes to this Agreement proposed in writing by Parent and Merger Sub in response to the Notice of Superior Proposal or otherwise, that the Competing Proposal giving rise to the Notice of Superior Proposal continues to constitute a Superior Proposal.

(e) Notwithstanding anything to the contrary set forth in this Agreement, from the date of this Agreement and at any time prior to the receipt of the Requisite Company Vote, if an Intervening Event has occurred and the Company Board (acting at the direction of the Special Committee) or the Special Committee determines, in its good faith judgment following advice by its outside legal counsel, that the failure to take such actions would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, the Company Board (acting at the direction of the Special Committee) or the Special Committee may make a Change in the Company Recommendation and/or terminate this Agreement for a reason unrelated to a Competing Proposal; provided the Company has (i) provided to Parent at least three (3) Business Days’ prior written notice that it intends to take such actions and specifying in reasonable detail the facts underlying the decision by the Company Board to take such action and (ii) during such three (3) Business Day period, if requested by Parent, engaged in good faith negotiations with Parent to amend this Agreement in such a manner that obviates the need for such Change in the Company Recommendation.

(f) Nothing contained in this Section 6.04 shall be deemed to prohibit the Company, the Company Board or the Special Committee from (i) complying with its disclosure obligations under U.S. federal or state or non-U.S. Law, including (A) disclosure of factual information regarding the business, financial condition or results of operations of the Company or (B) taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (or any similar communication to shareholders in connection with the making or amendment of a tender offer or exchange offer) or (ii) making any “stop-look-and-listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act.

Section 6.05 Directors’ and Officers’ Indemnification and Insurance.

(a) The indemnification, advancement and exculpation provisions of the indemnification agreements by and among the Company and its directors and officers as in effect at the Effective Time shall survive the Merger and shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner. The Surviving Company and its Subsidiaries shall (and Parent shall cause the Surviving Company and its Subsidiaries to) honor and fulfill in all respects the obligations of the Group Companies under (i) any indemnification, advancement of expenses and exculpation provision set forth in any memorandum and articles of association or comparable organizational documents of the Company or any of its Subsidiaries as in effect on the date of this Agreement, and (ii) all indemnification agreements between the Company or any of its Subsidiaries and any Indemnified Party (as defined below). The memorandum and articles of association of the Surviving Company shall contain provisions no less favorable to the intended beneficiaries with respect to exculpation and indemnification of liability and advancement of expenses than are set forth in the memorandum and articles of association of the Company as in effect on the date hereof, and Parent shall cause such provisions not to be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner, unless such modification shall be required by applicable Law. From and after the Effective Time, any agreement of any Indemnified Party with the Company or any of its Subsidiaries regarding exculpation or indemnification of liability or advancement of expenses shall be assumed by the Surviving Company, shall survive the Merger and shall continue in full force and effect in accordance with its terms.

(b) The Surviving Company shall, and Parent shall cause the Surviving Company to, maintain in effect for six (6) years from the Effective Time the current directors’ and officers’ liability insurance policies (including for acts or omissions occurring in connection with this Agreement and the consummation of the Transactions) maintained by the Company or any of its Subsidiaries covering each current or former director or officer and any person who becomes a director or officer of the Company or any of its Subsidiaries prior to the Effective Time (the parties covered thereby, the “Indemnified Parties”) on terms no less favorable to the Indemnified Parties than those in effect as of the date hereof; provided, however, that the Surviving Company may substitute therefor policies of at least the same coverage containing terms, conditions, retentions and limits of liability that are no less favorable than those provided under the Company’s current policies; provided, further, that in no event shall the Surviving Company be required to expend pursuant to this Section 6.05(b) more than an amount per year equal to 300% of current annual premiums paid by the Company for such insurance, and if the cost of such insurance policy exceeds such amount, then the Surviving Company shall obtain a policy with the greatest coverage for a cost not exceeding such amount. In addition, the Company may, at its option, purchase a six (6)-year “tail” prepaid policy prior to the Effective Time on terms, conditions, retentions and limits of liability no less advantageous to the Indemnified Parties than the existing directors’ and officers’ liability insurance maintained by the Company. If such “tail” prepaid policies have been obtained by the Company prior to the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, maintain such policies in full force and effect, and continue to honor the respective obligations thereunder, and all other obligations of Parent or Surviving Company under this Section 6.05(b) shall terminate.

(c) Subject to the terms and conditions of this Section 6.05, from and after the Effective Time, the Surviving Company shall comply, and Parent shall cause the Surviving Company to comply, with all of the Company’s obligations, and each of the Surviving Company and Parent shall cause its Subsidiaries to comply with their respective obligations to indemnify and hold harmless (including any obligations to advance funds for expenses) (i) the Indemnified Parties against any and all costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened Action, whether civil, criminal, administrative or investigative (“Damages”), arising out of, relating to or in connection with (x) the fact that an Indemnified Party is or was a director, officer or employee of the Company or any of its Subsidiaries or (y) any acts or omissions occurring or alleged to have occurred (including acts or omissions with respect to the approval of this Agreement or the Transactions or arising out of or pertaining to the Transactions and actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party) prior to or at the Effective Time, to the extent provided under the Company’s or such Subsidiaries’ respective organizational and governing documents or agreements in effect on the date hereof and to the fullest extent permitted by the BVI Companies Act or any other applicable Law, provided, that such indemnification shall be subject to any limitation imposed from time to time under applicable Law; and (ii) such Indemnified Parties against any and all Damages arising out of acts or omissions in such persons’ official capacity as an officer, director or other fiduciary in the Company or any of its Subsidiaries.

(d) In the event the Company or the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Company, the Surviving Company, or Parent, as the case may be, shall assume the obligations set forth in this Section 6.05.

(e) The agreements and covenants contained in this Section 6.05 shall be in addition to any other rights an Indemnified Party may have under the memorandum and articles of association of the Company or any of its Subsidiaries (or equivalent constitutional documents), or any agreement between an Indemnified Party and the Company or any of its Subsidiaries, under the BVI Companies Act or other applicable Law, or otherwise. The provisions of this Section 6.05 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives, each of which shall be a third-party beneficiary of the provisions of this Section 6.05. The obligations of Parent and the Surviving Company under this Section 6.05 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Party without the consent of such Indemnified Party.

(f) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy or other agreement that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this

Section 6.05 is not prior to or in substitution for any such claims under any such policies or other agreements.

Section 6.06 Notification of Certain Matters. Subject to applicable Law and the requirements of this Agreement, each of the Company and Parent shall promptly notify the other in writing of:

(a) any notice or other communication from any Governmental Authority in connection with the Transactions that would have the effect of preventing or materially delaying the Merger or the Transactions;

(b) any Actions commenced or, to the knowledge of the Company or the knowledge of Parent, threatened against the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed by such party pursuant to any of such party’s representations and warranties contained herein, or that relate to such party’s ability to consummate the Transactions; and

(c) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of such party set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 7.01, Section 7.02 or Section 7.03 not to be satisfied;

together, in each case, with a copy of any such notice, communication or Action; provided that the delivery of any notice pursuant to this Section 6.06 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice; provided further, that failure to give prompt notice pursuant to Section 6.06(c) shall not constitute a failure of a condition to the Merger set forth in Article VII except to the extent that the underlying breach of a representation or warranty or failure to perform any covenant or agreement not so notified would, standing alone, constitute such a failure; provided, further, that the Company’s unintentional failure to give notice under this Section 6.06 shall not be deemed to be a breach of covenant under this Section 6.06.

Section 6.07 Further Action; Reasonable Best Efforts.

(a) Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall use its reasonable best efforts, and cause its Subsidiaries to use their respective reasonable best efforts, to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the Transactions.

(b) Each party hereto shall, upon reasonable request by any other party, furnish such other party with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Schedule 13E-3, or any other statement, filing, notice or application made by or on behalf of Parent, Merger Sub, the Company or any of their respective Subsidiaries to any Governmental Authority (if any) in connection with the Transactions.

Section 6.08 Participation in Litigation. Prior to the Effective Time, Parent shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, of any Actions commenced or, to the knowledge of the Company, on the one hand, and the knowledge of Parent, on the other hand, threatened against such party or its directors which relate to this Agreement and the Transactions. The Company shall give Parent a reasonable opportunity to participate in the defense or settlement of any shareholder Action against the Company and/or its directors relating to this Agreement or the Transactions, and no such Action shall be settled, without the other party’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 6.09 Resignations. To the extent requested by Parent in writing at least three (3) Business Days prior to Closing, on the Closing Date, the Company shall use reasonable best efforts to cause to be delivered to Parent duly signed resignations, effective as of the Effective Time, of the directors of any Group Company designated by Parent.

Section 6.10 Public Announcements. Except as may be required by applicable Law, the press release announcing the execution of this Agreement shall be issued only in such form as shall be mutually agreed upon by the Company and Parent. Thereafter, at any time prior to termination of this Agreement pursuant to Article VIII, Parent and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the Transactions, except (A) as may be required by applicable Laws, in which case the party proposing to issue such press release or make such public announcement shall use its reasonable best efforts to consult in good faith with the other parties before making any such public announcements, (B) that the Company shall not be required to obtain the prior agreement of Parent or Merger Sub in connection with the receipt and existence of a Competing Proposal and matters related thereto, a Change in the Company Recommendation or any action taken by the Company, the Company Board or the Special Committee permitted under Section 6.04, and (C) the Company may otherwise communicate in the ordinary course with its employees, customers, suppliers and vendors as it deems appropriate. This Section 6.10 shall terminate upon a Change in the Company Recommendation.

Section 6.11 Takeover Statutes. If any Take over Statute is or may become applicable to any of the Transactions, the parties hereto shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to any of the Transactions and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary (including, in the case of the Company and the Company Board, grant all necessary approvals) so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement, including all actions to eliminate or lawfully minimize the effects of such Takeover Statute on the Transactions.

Section 6.12 Actions Taken at Direction or Acquiescence of Founder, Parent or Merger Sub; Knowledge of Founder Parent or Merger Sub. Notwithstanding any other provision of this Agreement to the contrary, it is agreed that the Company shall not be deemed to be in breach of any representation, warranty, covenant or agreement hereunder, and Parent shall not have any right to terminate this Agreement under Section 8.04 or claim damage or any other remedy at law or in equity therefor if (i) either the Founder, Parent, Merger Sub, or any of their respective Affiliates or Representatives had knowledge of such breach of or inaccuracy in such representation or warranty or covenant or agreement as of the date hereof, or (ii) such breach or alleged breach is the result of action or inaction taken by the Company at the direction, consent or acquiescence of the Founder, Parent, Merger Sub or their respective Affiliates or Representatives, regardless of whether there is any approval by or direction from the Company Board or the Special Committee.

Section 6.13 Formation of Merger Sub; Parent Vote; Obligations of Merger Sub.

(a) Promptly after the date of this Agreement, and in any event within 10 Business Days after the date hereof, Parent shall duly incorporate Merger Sub under the Laws of the British Virgin Islands. Parent shall at all times own, beneficially and on record, 100% of the outstanding equity interests of Merger Sub.

(b) Promptly after the incorporation of Merger Sub, Parent shall cause Merger Sub to execute a joinder to this Agreement in the form attached as Annex C to this Agreement (the “Merger Sub Joinder”).

(c) Prior to or concurrently with the execution and delivery of the Merger Sub Joinder, Parent, in its capacity as the sole shareholder of Merger Sub, will execute and deliver to the Company a written consent adopting this Agreement in accordance with the BVI Companies Act.

(d) Parent will take all actions necessary to (i) cause Merger Sub to perform when due its obligations under this Agreement and to consummate the Merger pursuant to the terms and subject to the conditions set forth in this Agreement and (ii) ensure that Merger Sub from its formation through the Effective Time shall not conduct any business, incur or guarantee any indebtedness or make any investments, other than as specifically contemplated by this Agreement.

(e) Any breach of any provision of this Section 6.13 will be deemed a material breach by Parent that will give rise to the Company’s right to terminate this Agreement pursuant to Section 8.03(a).

Section 6.14 No Amendment to Parent Group Contracts or Certain Other Documents. Without the prior written consent of the Special Committee (acting on behalf of the Company), Parent and Merger Sub shall not, and shall cause the members of the Parent Group not to, enter into any Contract or amend, modify, withdraw or terminate any Contract or waive any rights relating to the Transactions.

Section 6.15 Voting. At the Shareholders’ Meeting or any other meeting (whether annual or special) of the shareholders of the Company, however called, at which the Requisite Company Vote is sought or a vote, consent or other approval with respect to this Agreement, the Plan of Merger or the Transactions is to be considered (and any adjournment or postponement thereof), or in connection with any written resolution of the Company’s shareholders with respect to the foregoing matters, each of Parent and Merger Sub hereby irrevocably and unconditionally agrees that it shall, and shall cause its Affiliates (other than Group Company) to, (i) in the case of a meeting, appear or cause its representative(s) to appear, at such meeting or otherwise cause its Shares to be counted as present thereat for purposes of determining whether a quorum is present, and (ii) vote or cause to be voted (including by proxy or written resolution, if applicable) all of the Shares held or beneficially owned directly or indirectly by them and their respective Affiliates in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions and in favor of any adjournment or postponement of the Shareholders’ Meeting or other annual or special meeting of the shareholders of the Company, as may be reasonably requested by the Special Committee in order to consummate the Transactions, including the Merger.

Section 6.16 Restrictions on Transfers. Each of Parent and Merger Sub hereby agrees that, from the date hereof until the Effective Time or the termination of this Agreement pursuant to Article VIII, except to the extent previously approved by the Special Committee in writing, it shall not, and shall cause each of its Affiliates not to, directly or indirectly, (a) sell (constructively or otherwise), transfer, assign, tender in any tender or exchange offer, pledge, grant, encumber, hypothecate or otherwise similarly dispose of (by merger, testamentary disposition, operation of law or otherwise) (collectively, “Transfer”), either voluntarily or involuntarily, or enter into any Contract, option or other arrangement or understanding with respect to the Transfer of any Shares or ADS, or any interest therein, or with respect to any limitation on voting right of any Shares, including, without limitation, any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction, collar transaction or any other similar transaction (including any option with respect to any such transaction) or combination of any such transactions, in each case involving any Shares or ADS (any such transaction, a “Derivative Transaction”), (b) deposit any Shares (including Shares represented by ADSs) into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement, (c) take any action that would make any representation or warranty of Parent or Merger Sub set forth in this Agreement untrue or incorrect or have the effect of preventing or delaying it from performing any of its obligations under this Agreement or that is intended, or would reasonably be expected, to impede, frustrate, interfere with, delay, postpone, adversely affect or prevent the consummation of the Merger or the other Transactions or the performance by the Company of its obligations under this Agreement or by Parent or Merger Sub of its obligations under this Agreement, (d) exercise, convert or exchange, or take any action that would result in the exercise, conversion or exchange, of any Shares or ADS, or (e) agree (whether or not in writing) to take any of the actions referred to in the foregoing clauses (a) through (d). Any purported Transfer or Derivative Transaction in violation of this Section 6.16 shall be null and void.

Section 6.17 Deposit. Prior to or contemporaneously with the execution of this Agreement, Parent shall have deposited or caused to be deposited the Deposit Amount into China Wheel Limited (“Deposit Sub”), a wholly owned Subsidiary of the Company (the “Deposit”). Any amounts (including the applicable Parent Termination Fee) payable by Parent pursuant to Article VIII shall first be paid out of the Deposit Amount.

(b) The Company shall have the sole and exclusive control over the Deposit from the date hereof until the earliest of the occurrence, if any, of (a) the Effective Time, (b) payment of the applicable amount of Parent Termination Fee; and (c) the date of a final, non-appealable decision of a court or arbitral tribunal of competent jurisdiction that no amount (including any portion of the Parent Termination Fee) is due and payable by Parent or Merger Sub to the Company under this Agreement (such period, the “Undertaking Period”). Upon the earliest occurrence of any event described in the immediately preceding sentence, any proceeds remaining in the Deposit Amount (to the extent that they were not retained for the purposes of the settlement of the applicable amount of the Parent Termination Fee) shall be released to Parent promptly following its written request.

(c) During the Undertaking Period, none of Parent, Merger Sub or their Affiliates (other than the Company) shall receive or be entitled to any portion of the Deposit or, directly or indirectly, cause or permit the Company or any of its Subsidiaries (including the Deposit Sub) to pay, distribute, convey, transfer or assign, whether by way of repayment of debt, dividend, distribution of capital or other distribution or otherwise, any portion of the Deposit to Parent, Merger Sub, any of their Affiliates or any other Person.

(d) Following the termination of this Agreement in circumstances in which the Company is entitled to receive the Parent Termination Fee, (i) the Deposit Sub shall be entitled to retain the Deposit Amount or if the Parent Termination Fee is less than the Deposit Amount, the portion of the Deposit Amount equal to the amount of Parent Termination Fee (such amount Deposit Sub is entitled to retain, the “Parent Termination Fee Deposit Amount”) for the benefit of the Company as full or partial satisfaction of Parent’s obligation to pay the Parent Termination Fee, and Parent and Merger Sub shall ensure that the amount of indebtedness (if any) equal to the amount of Parent Termination Fee owed by the Deposit Sub to Parent or any other Person by reason of the Deposit shall be deemed satisfied and discharged in full, (ii) any proceeds remaining in the Deposit Amount (to the extent that they were not retained for the purposes of the settlement of the applicable amount of the Parent Termination Fee) shall be released to Parent or its designee promptly following Parent’s written request, (iii) each of Parent and Merger Sub shall not, and shall cause their respective Affiliates not to, cause or permit the Company or any of its Subsidiaries (including the Deposit Sub) to pay, distribute, convey, transfer or assign, whether by way of repayment of debt, dividend, distribution of capital or other distribution or otherwise, all or any portion of the Parent Termination Fee Deposit Amount to Parent, Merger Sub, any of their Affiliates or any other Person (other than the Company and its Subsidiaries); and (iv) in the event that the Company makes distributions, whether by way of dividend, distribution of capital or other distribution or otherwise, to its equity holders up to a cumulative amount equal to the Parent Termination Fee, Parent, Merger Sub and their Affiliates (x) shall have no right to any such distributions; and (y) hereby irrevocably and permanently convey, transfer and assign to the other shareholders of the Company all of its and their rights (whether arising under contracts or otherwise at Law, in equity or otherwise) to receive any portion of such distribution (such amount of distribution Parent, Merger Sub and their Affiliates are otherwise entitled to receive, the “Parent Entitled Distribution”), and the Company shall, and shall be entitled to, distribute the Parent Entitled Distribution to the other shareholders of the Company. Parent and Merger Sub shall, and shall cause their Affiliates to, take all actions necessary to give effect to this Section 6.17.

Section 6.18 Confidentiality. Each of Parent, Merger Sub, and their respective Affiliates agrees that Confidential Information has been made available in connection with the Transactions. Each of Parent, Merger Sub, and their respective Affiliates agrees that it shall use, and that it shall cause any person to whom Confidential Information is disclosed pursuant to this Section 6.18 to use, the Confidential Information only in connection with the Transactions and not for any other purpose. Each of Parent, Merger Sub, and their respective Affiliates further acknowledges and agrees that it shall not disclose any Confidential Information to any person, except that Confidential Information may be disclosed (i) to the extent required by the applicable Laws; provided that such party agrees to give the Company prompt notice of such request(s) so that the Company may seek an appropriate protective order or similar relief (and such party shall cooperate with such efforts by the Company, and shall in any event make only the minimum disclosure required by such applicable Laws); or (ii) if the prior written consent of the Company Board or the Special Committee shall have been obtained.

“Confidential Information” means any information concerning this Agreement or the Transactions and any information concerning the Company and its Subsidiaries, or the financial condition, business, operations, investment or prospects of the Company and its Subsidiaries, in the possession of or furnished to Parent, Merger

Sub, or their respective Affiliates and Representatives; provided that the term “Confidential Information” does not include information that is or becomes generally available to the public other than as a result of a disclosure by the recipient or any of its Representatives in violation of this Section 6.18, that was available to such recipient on a non-confidential basis prior to its disclosure to such recipient or its Representatives by the Company or becomes available to such recipient on a non-confidential basis from a source other than the Company after the disclosure of such information to such party or its Representatives by the Company, which source is not known to be bound by a confidentiality agreement with (or other confidentiality obligation to) the Company or another person.

ARTICLE VII CONDITIONS TO THE MERGER

Section 7.01 Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible under applicable Law) of the following conditions at or prior to the Closing Date:

(a) Shareholder Approval. This Agreement, the Plan of Merger and the Transactions, shall have been authorized and approved by the Requisite Company Vote.

(b) No Injunction. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or award, writ, injunction, determination, rule, regulation, judgment, decree or executive order (an “Order”), whether temporary, preliminary or permanent, which is then in effect, that has the effect of enjoining, restraining or prohibiting the consummation of the Merger.

Section 7.02 Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible under applicable Law) of the following additional conditions on or prior to the Closing Date:

(a) Representations and Warranties. (i) Other than the representations and warranties of the Company contained in Section 3.03(a) and Section 3.04(a), the representations and warranties of the Company contained in this Agreement (without giving effect to any qualification as to “materiality” or “Company Material Adverse Effect” set forth therein) shall be true and correct as of the date hereof and as of the Closing Date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time), except where the failure of such representations and warranties of the Company to be so true and correct does not, and would not be reasonably expected to, have a Company Material Adverse Effect, (ii) the representations and warranties set forth in Section 3.04(a) shall be true and correct in all material respects as of the date hereof and as of the Closing Date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time), and (iii) the representations and warranties set forth in Section 3.03(a) shall be true and correct in all respects (except for de minimis inaccuracies) as of the date hereof and as of the Closing Date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time).

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) Officer Certificate. The Company shall have delivered to Parent a certificate, dated the Closing Date, signed by a senior executive officer of the Company, certifying as to the satisfaction of the conditions specified in Section 7.02(a), Section 7.02(b) and Section 7.02(d).

(d) No Material Adverse Effect. No Company Material Adverse Effect shall have occurred since the date of this Agreement and is continuing.

Section 7.03 Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible under applicable Law) of the following additional conditions on or prior to the Closing Date:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct (without giving effect to any qualification as to “materiality” or similar standard or qualification set forth therein) as of the date hereof and as of the Closing Date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time), except where the failure of such representations and warranties of Parent and Merger Sub to be so true and correct, individually or in the aggregate, has not, and would not reasonably be expected to, prevent, materially delay or materially impede or impair the ability of Parent and Merger Sub to consummate the Transactions or otherwise have a material adverse effect on the ability of Parent or Merger Sub to perform their obligations under this Agreement.

(b) Agreements and Covenants. Each of Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) Officer Certificate. Parent shall have delivered to the Company a certificate, dated the date of the Closing, signed by an executive officer of Parent, certifying as to the satisfaction of the conditions specified in Section 7.03(a) and Section 7.03(b).

Section 7.04 Frustration of Closing Conditions. Prior to the Termination Date, none of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Article VII to be satisfied if such failure was caused by such party’s failure to act in good faith to comply with this Agreement and consummate the Transactions.

ARTICLE VIII TERMINATION

Section 8.01 Termination by Mutual Consent. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time by mutual written consent of Parent and the Company with the approval of their respective boards of directors (or in the case of the Company, acting at the direction of the Special Committee).

Section 8.02 Termination by Either the Company or Parent. This Agreement may be terminated by either the Company (acting at the direction of the Special Committee) or Parent at any time prior to the Effective Time, if:

(a) the Effective Time shall not have occurred on or before July 19, 2022 (the “Termination Date”); or

(b) any Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any final and non-appealable Order which has the effect of preventing or prohibiting consummation of the Merger; or

(c) the Requisite Company Vote shall not have been obtained at the Shareholders’ Meeting duly convened therefor and concluded or at any adjournment or postponement thereof;

provided, that the right to terminate this Agreement pursuant to this Section 8.02 shall not be available to any party whose failure (or, in the case of Parent, the failure of Parent or Merger Sub) to fulfill any of its obligations under this Agreement has been a material cause of, or resulted in, the failure of the Merger to be consummated by the Termination Date or the applicable condition(s) being satisfied.

Section 8.03 Termination by the Company. This Agreement may be terminated by the Company (acting at the direction of the Special Committee) at any time prior to the Effective Time, if:

(a) a breach of any representation, warranty, agreement or covenant of Parent or Merger Sub set forth in this Agreement shall have occurred, which breach (i) would give rise to the failure of a condition set forth in Section 7.01 or Section 7.03, and (ii) is incapable of being cured or, if capable of being cured, is not cured by Parent or Merger Sub, as applicable, within thirty (30) days following receipt of written notice of such breach from the Company (or, if the Termination Date is less than thirty (30) calendar days from the date of receipt of such notice, by the Termination Date); provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.03(a) if the Company is then in material breach of any representations, warranties, agreements or covenants of the Company hereunder that would give rise to the failure of a condition set forth in Section 7.01 or Section 7.02;

(b) (i) all of the conditions set forth in Section 7.01 and Section 7.02 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) have been satisfied, (ii) the Company has delivered to Parent an irrevocable written notice confirming that all of the conditions set forth Section 7.03 have been satisfied (or that the Company is willing to waive any unsatisfied conditions in Section 7.03) and that it is ready, willing and able to consummate the Closing and (iii) Parent and Merger Sub fail to complete the Closing within three (3) Business Days following the date on which the foregoing notice is delivered to Parent or Merger Sub;

(c) prior to the receipt of the Requisite Company Vote, (i) the Company Board (acting at the direction of the Special Committee) or the Special Committee has authorized the Company to terminate this Agreement and enter into an Alternative Acquisition Agreement with respect to a Superior Proposal pursuant to Section 6.04(d) and (ii) the Company concurrently with, or immediately after, the termination of this Agreement enters into the Alternative Acquisition Agreement with respect to the Superior Proposal referred to in the foregoing clause (i); provided that the Company shall not be entitled to terminate this Agreement pursuant to this Section 8.03(c) unless the Company has (A) complied with the requirements of Section 6.04 with respect to such Superior Proposal and/or Alternative Acquisition Agreement in all material respects and (B) complied with Section 8.06 and pays the Company Termination Fee concurrently with or promptly after taking any action pursuant to this Section 8.03(c); or

(d) pursuant to Section 6.04(e).

Section 8.04 Termination by Parent. This Agreement may be terminated by Parent at any time prior to the Effective Time, if:

(a) a breach of any representation, warranty, agreement or covenant of the Company set forth in this Agreement shall have occurred, which breach (i) would give rise to the failure of a condition set forth in Section 7.01 or Section 7.02 and (ii) is incapable of being cured or, if capable of being cured, is not cured by the Company within thirty (30) days following receipt of written notice of such breach from Parent or Merger Sub (or, if the Termination Date is less than thirty (30) calendar days from the date of receipt of such notice, by the Termination Date); provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.04(a) if either Parent or Merger Sub is then in material breach of any representations, warranties or covenants of Parent or Merger Sub hereunder that would give rise to the failure of a condition set forth in Section 7.01 or Section 7.03; or

(b) the Company Board or the Special Committee (in accordance with Section 9.12) shall have effected a Change in the Company Recommendation other than a Change in the Company Recommendation relating to an Intervening Event pursuant to Section 6.04(e).

Section 8.05 Effect of Termination. In the event of the termination of this Agreement pursuant to Article VIII, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto (or any Representative of such party); provided that the terms of Section 6.03(c), Section 6.10, Section 6.17, Section 6.18, Article VIII and IX shall survive any termination of this Agreement.

Section 8.06 Termination Fee and Expenses.

(a) In the event that:

(i) (A) a Competing Proposal relating to a Competing Transaction shall have been publicly made or proposed (and not withdrawn), after the date hereof and prior to the Shareholders’ Meeting (or prior to the termination of this Agreement if there has been no Shareholders’ Meeting), (B) following the occurrence of an event described in the preceding clause (A), this Agreement is terminated by the Company or Parent pursuant to Section 8.02(a) or Section 8.02(c), (C) neither Parent nor Merger Sub shall have materially breached any of its representations, warranties or covenants under this Agreement, and (D) within 12 months after the termination of this Agreement, the Company consummates any Competing Transaction, or enters into a definitive agreement in connection with, any Competing Transaction with a Third Party that was later consummated, in each case that is the same Competing Transaction as the one referred to in clause (A) (provided that, for purposes of this Section 8.06(a), all references to “20%” in the definition of “Competing Transaction” shall be deemed to be references to “100%”); or

(ii) this Agreement is terminated by Parent pursuant to Section 8.04; or

(iii) this Agreement is terminated by the Company pursuant to Section 8.03(c),

then the Company shall pay, or cause to be paid, to Parent or its designees an amount equal to US$840,000 (the “Company Termination Fee”) by wire transfer of same day funds as promptly as possible after such termination in the case of a termination referred to in clauses (ii) and (iii) above, and promptly following the consummation of a Competing Transaction, in the case of a termination referred to in clause (i) above; it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

(b) Parent will pay, or cause to be paid, to the Company or one or more designees of the Company (i) an amount equal to US$1,670,000 if this Agreement is terminated by the Company pursuant to Section 8.03(a) or (ii) the aggregate Merger Consideration, if this Agreement is terminated by the Company pursuant to Section 8.03(b) (as applicable, the “Parent Termination Fee”), such payment to be made out of the Deposit Amount as promptly as possible (but in any event within two (2) Business Days) following such termination; it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.

(c) Except as set forth in Section 8.06(d), all expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses, whether or not the Merger or any other Transaction is consummated.

(d) In the event that the Company fails to pay the Company Termination Fee, or Parent fails to pay the Parent Termination Fee, when due and in accordance with the requirements of this Agreement, the Company or Parent, as the case may be, shall reimburse the other party for reasonable costs and expenses actually incurred or accrued by the other party (including fees and expenses of counsel) in connection with the collection under and enforcement of this Section 8.06, together with interest on such unpaid Company Termination Fee or Parent Termination Fee, as the case may be, commencing on the date that the Company Termination Fee or Parent Termination Fee, as the case may be, became due, at the prime rate as published in the Wall Street Journal Table of Money Rates on such date plus 2.00%. Such collection expenses shall not otherwise diminish in any way the payment obligations hereunder.

(e) Each of the Company, Parent and Merger Sub acknowledges that (i) the agreements contained in this Section 8.06 are an integral part of the Transactions, (ii) the damages resulting from termination of this Agreement under circumstances where a Company Termination Fee or Parent Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 8.06(a) or Section 8.06(b) are not a penalty but rather constitute amounts akin to liquidated damages in a reasonable amount that will compensate Parent or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, and (iii) without the agreements contained in this Section 8.06, the parties hereto would not have entered into this Agreement.

(f) Subject to Section 9.08, the Company’s right to (i) terminate this Agreement and receive the Parent Termination Fee pursuant to Section 8.06(b) and (ii) receive reimbursement and interest pursuant to Section 8.06(d), shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of any Group Company and all members of the Company Group against (A) Parent, Merger Sub, and the Founder, and (B) the former, current and future direct or indirect holders of any equity, general or limited partnership or limited liability company interest, controlling persons, management companies, portfolio companies, incorporators, Representatives, Affiliates, members, managers, general or limited partners, shareholders/stockholders, successors or assignees of Parent, Merger Sub, and the Founder, (clauses (A) and (B) of this Section 8.06(f), collectively, the “Parent Group”), for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement (whether willfully, intentionally, unintentionally or otherwise) or failure to perform hereunder (whether willfully, intentionally, unintentionally or otherwise) or other failure of the Merger or the other Transactions to be consummated (whether willfully, intentionally, unintentionally or otherwise). For the avoidance of doubt and subject to Section 9.08, neither Parent nor any other member of the Parent Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions other than the payment of the Parent Termination Fee pursuant to Section 8.06(b) and the costs and expenses under Section 8.06(d), and in no event shall any Group Company and any of their former, current and future direct or indirect holders of any equity, any general or limited partnership or limited liability company interest, any controlling persons, management companies, portfolio companies, incorporators, Representatives, Affiliates, members, managers, general or limited partners, shareholders/stockholders, successors or assignees (collectively, the “Company Group”) seek, or permit to be sought, on behalf of any member of the Company Group, any monetary damages from any member of the Parent Group in connection with this Agreement or any of the Transactions, other than (without duplication) from Parent or Merger Sub to the extent provided in Section 8.06(b) and Section 8.06(d).

(g) Subject to Section 9.08, the Parent’s right to (i) terminate this Agreement and receive the Company Termination Fee pursuant to Section 8.06(a) and (ii) receive reimbursement and interest pursuant to Section 8.06(d), shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of any Parent Group and all members of the Parent Group against any member of the Company Group for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement (whether willfully, intentionally, unintentionally or otherwise) or failure to perform hereunder (whether willfully, intentionally, unintentionally or otherwise) or other failure of the Merger or the other Transactions to be consummated (whether willfully, intentionally, unintentionally or otherwise). For the avoidance of doubt and subject to Section 9.08, neither the Company nor any other member of the Company Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions other than the payment of the Company Termination Fee pursuant to Section 8.06(a) and the costs and expenses under Section 8.06(d), and in no event shall any of Parent, Merger Sub or any other member of the Parent Group seek, or permit to be sought, on behalf of any member of the Parent Group, any monetary damages from any member of the Company Group in connection with this Agreement or any of the Transactions, other than (without duplication) from the Company to the extent provided in Section 8.06(a) and Section 8.06(d).

(h) Notwithstanding anything to the contrary in this Agreement or the other transaction documents relating to the Transactions (together with this Agreement, the “Transaction Documents”), but subject to Section 9.08, the maximum aggregate liability, whether in equity or at Law, in Contract, in tort or otherwise, of the Company Group collectively (A) under this Agreement or any other Transaction Document, (B) in connection with the failure of the Merger or the other transactions contemplated hereunder or under the Transaction Documents to be consummated or (C) in respect of any representation or warranty made or alleged to have been made in connection with this Agreement or any other Transaction Document, shall not exceed under any circumstances an amount equal to the sum of (i) the Company Termination Fee, if any, due and owing to Parent pursuant to Section 8.06(a) or and (ii) the amounts, if any, due and owing under Section 8.06(d).

ARTICLE IX GENERAL PROVISIONS

Section 9.01 Non-Survival of Representations, Warranties and Agreements. The representations, warranties and agreements in this Agreement and in any certificate delivered pursuant hereto shall terminate at the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, except that this Section 9.01 shall not limit any covenant or agreement of the parties hereto which by its terms contemplates performance after the Effective Time or termination of this Agreement, including the agreements set forth in Article I and Article II, Section 6.03(c), Section 6.05, Section 6.10, Section 6.18, Article VIII and Article IX.

Section 9.02 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile or email, or by international overnight courier to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.02):

if to Parent or Merger Sub:

No. 1608, North Circle Road State Highway,

Xiangcheng District, Zhangzhou,

Fujian Province, 363000, P.R.C.

Attention: Mr. Jianhui Lai

Tel +86 596 2600 308

Email: jh.lai@zenixauto.com

with copies to (which shall not constitute notice):

Zhong Lun Law Firm

6/10/11/16/17F, Two IFC,

8 Century Avenue, Pudong New Area

Shanghai, 200120, P.R.C.

Attention: Yudong Zhao, Esq.

Tel +86 21 6061 3006

Fax +86 21 6061 3555

Email: stevezhao@zhonglun.com

if to the Company:

China Zenix Auto International Limited

No. 1608, North Circle Road State Highway

Zhangzhou, Fujian Province 363000

People’s Republic of China

Attention: Mr. Zhiyun Liu

Tel +86 596 2600 308

Email: zy.liu@zenixauto.com

with copies to (which shall not constitute notice):

Gibson, Dunn & Crutcher LLP

Unit 1301, Tower 1, China Central Place

No. 81 Jianguo Road, Chaoyang District

Beijing, 100025, P.R.C.

Attention: Fang Xue, Esq.

Tel +86 10 6502 8687

Fax +86 10 6502 8510

Email: fxue@gibsondunn.com

Gibson, Dunn & Crutcher LLP

Unit 1301, Tower 1, China Central Place

No. 81 Jianguo Road, Chaoyang District

Beijing, 100025, P.R.C.

Attention: Qi Yue, Esq.

Tel +86 10 6502 8534

Fax +86 10 6502 8510

Email: qyue@gibsondunn.com

if to the Special Committee, addressed to the care of the Company, with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP

Unit 1301, Tower 1, China Central Place

No. 81 Jianguo Road, Chaoyang District

Beijing, 100025, P.R.C.

Attention: Fang Xue, Esq.

Tel +86 10 6502 8600

Fax +86 10 6502 8510

Email: fxue@gibsondunn.com

Gibson, Dunn & Crutcher LLP

Unit 1301, Tower 1, China Central Place

No. 81 Jianguo Road, Chaoyang District

Beijing, 100025, P.R.C.

Attention: Qi Yue, Esq.

Tel +86 10 6502 8534

Fax +86 10 6502 8510

Email: qyue@gibsondunn.com

Section 9.03 Certain Definitions.

(a) For purposes of this Agreement:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains provisions that are no less favorable in the aggregate to the Company than those contained in Section 6.14; provided that such agreement and any related agreements (i) need not contain “standstill” provisions and (ii) shall not include any provision calling for any exclusive right to negotiate with such party or having the effect of prohibiting the Company from satisfying its obligations under this Agreement.

“Active Subsidiary” means each Subsidiary of the Company other than a Subsidiary which (i) accounted for less than ten percent (10%) of the net revenue or total operating expenses of the Group Companies on a consolidated basis for the year ended December 31, 2020, (ii) does not own, legally or beneficially, any material assets (including any Indebtedness owed to it), and (iii) is not subject to any material liabilities.

“Affiliate” of a specified person means (i) a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person and (ii) with respect to any natural person, the term “Affiliate” shall also include any member of the immediate family of such natural person, provided that (x) Parent, Merger Sub, Founder and their respective Affiliates (excluding the Group Companies) shall not be deemed to be Affiliates of the Company and/or its Subsidiaries, and vice versa, and (y) the Founder and their respective Affiliates shall be deemed to be Affiliates of either Parent or Merger Sub.

“beneficial owner” or “beneficially own” shall have the meaning provided in Section 13(d) of the Exchange Act and the rules and regulations thereunder.

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in New York, Hong Kong, the British Virgin Islands or Beijing, PRC.

“Code” means the U.S. Internal Revenue Code of 1986.

“Company Employee Plan” means any written plan, program, policy, Contract or other arrangement providing for compensation, severance, termination pay, deferred compensation, performance awards, share or share-related awards, fringe benefits or other employee benefits or remuneration of any kind, that is or has been maintained, contributed to or required to be contributed to by any Group Company for the benefit of any current or former employee, director or officer of such Group Company other than any employment Contract or compensatory agreement with a current or former employee, director or officer which is not maintained for the benefit of any group or class of employees.

“Company Material Adverse Effect” means any fact, event, circumstance, change, condition or effect (“Effect”) that, individually or in the aggregate with all other Effects, is or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Company and its Subsidiaries taken as a whole; provided, however, that no Effects arising out of, relating to or resulting from any of the following shall, either alone or in combination, constitute or be taken into account in determining whether there has been or would be, a Company Material Adverse Effect: (i) geopolitical conditions, any outbreak or escalation of war or major hostilities, any act of sabotage or terrorism, natural or man-made disasters, pandemic (including COVID-19), epidemic or other public health crisis, or other force majeure events or other comparable events or outbreaks, (ii) changes in Laws, IFRS or enforcement or interpretation thereof, in each case proposed, adopted or enacted after the date of this Agreement, (iii) changes or conditions that generally affect the industry and market in which the Company and its Subsidiaries operate, (iv) changes in the financial, credit or other securities or capital markets, or in general economic, business, regulatory, legislative or political conditions, including changes in interest rates and foreign exchange rates, (v) any failure, in and of itself, of the Company and its Subsidiaries to meet any internal or published projections, estimates, budgets, plans or forecasts of revenues, earnings or other financial performance measures or operating statistics or predictions or changes in the market price or trading volume of the securities of such person or the credit rating of such person (it being understood that the underlying facts giving rise or contributing to such failure or change may be taken into account in determining whether there has been a Company Material Adverse Effect if such facts are not otherwise excluded under this definition) (vi) any announcement, disclosure, pendency or consummation of the Transactions or the identify of Parent or its Affiliates, including any loss in respect of or change in relationship with any customer, supplier, employee, vendor or other business partner of the Company or the initiation of litigation or any other legal proceeding relating to this Agreement or the Transactions, (vii) any action taken by the Company or any of its Subsidiaries at the request or with the consent of Parent, Merger Sub, the Founder, or any of their respective Affiliates or contemplated by this Agreement, (viii) any suit, claim, request for indemnification or proceeding brought by any current or former shareholder of the Company (on their own behalf or on behalf of the Company) for breaches of fiduciary duties, violations of the securities Laws or otherwise in connection with this Agreement or the Transactions, (ix) the failure by the Company or any of its Subsidiaries to take any action at the request or consent of Parent, Merger Sub, the Founder, or any of their respective Affiliates or that is prohibited by this Agreement, or (x) any breach of this Agreement or other document relating to the Transaction by Parent, Merger Sub, the Founder, or any of their respective Affiliates; except, in the case of clause (ii), (iii) or (iv), to the extent having a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industry in which the Company and its Subsidiaries operate (in which case the incremental materially disproportionate impact or impacts may be taken into account in determining whether there has been a Company Material Adverse Effect).

“Competing Proposal” means any bona fide written offer, proposal, or indication of interest (other than an offer, proposal, or indication of interest by Parent) constituting or may reasonably be expected to lead to a Competing Transaction.

“Competing Transaction” means any of the following (other than the Transactions): (i) any merger, consolidation, share exchange, business combination, scheme of arrangement, amalgamation, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company or to which 20% or more of the total revenue or net income of the Company are attributable; (ii) any sale, lease, exchange, transfer or other disposition of assets or businesses that constitute or represent 20% or more of the total revenue, net income or assets of the Company and its Subsidiaries, taken as a whole, other than any such transaction in the ordinary course of business; (iii) any sale, exchange, transfer or other disposition of 20% or more of any class of Equity Securities of the Company, or securities convertible into or exchangeable for 20% or more of any class of Equity Securities of the Company; or (iv) any tender offer or exchange offer that, if consummated, would result in any person beneficially owning 20% or more of any class of Equity Securities of the Company.

“Contract” means any note, bond, mortgage, indenture, deed of trust, contract, agreement, lease, license, permit, franchise or other instrument.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities or the possession of voting power, as trustee or executor, by contract or credit arrangement or otherwise.

“Deposit Amount” means US$14,500,000.

“Equity Securities” means any share, capital stock, registered capital, partnership, member or similar interest in any entity and any option, warrant, right or security convertible, exchangeable or exercisable therefor or any other instrument or right the value of which is based on any of the foregoing.

“Excluded Shares” means, collectively, (i) Shares (including ADS corresponding to such Shares) held by Parent, Merger Sub and any of their respective Affiliates; (ii) any Shares (including ADSs corresponding to such Shares) held by the Depositary and reserved for issuance, settlement and allocation pursuant to any incentive plan and (iii) Shares beneficially owned by the Company or any of its Subsidiaries (or held in the Company’s treasury).

“Founder” means Mr. Lai Jianhui.

“Group Company” means any of the Company and its Subsidiaries.

“Indebtedness” means, with respect to any person, (a) all indebtedness of such person, whether or not contingent, for borrowed money, (b) all obligations of such person for the deferred purchase price of property or services, (c) all obligations of such person evidenced by notes, bonds, debentures or other similar instruments and (d) all obligations of such person under currency, interest rate or other swaps, and all hedging and other obligations of such person under other derivative instruments, provided that in no event will Indebtedness include any accounts payable or other trade payable arising in the ordinary course of business.

“Intellectual Property” means all rights (to the extent protected under applicable Law), anywhere in the world, in or to: (a) patents, patent applications (and any patents that issue from those patent application), certificates of invention, substitutions relating to any of the patents and patent applications, utility models, inventions and discoveries, statutory invention registrations, mask works, invention disclosures, industrial designs, community designs and other designs, and any other governmental grant for the protection of inventions or designs; (b) Trademarks; (c) works of authorship (including software) and copyrights, and moral rights, design rights and database rights therein and thereto, whether or not registered; (d) confidential and proprietary information, including trade secrets, know-how and invention rights; and (e) registrations, applications, renewals, reissues, reexaminations, continuations, continuations-in-part, divisions, extensions, and foreign counterparts for any of the foregoing in clauses (a)-(d).

“Intervening Event” means a material event, development or change with respect to the Company and its Subsidiaries or the business of the Company and its Subsidiaries, that (i) is unknown by the Special Committee as of or prior to the date hereof and (ii) occurs, arises or becomes known to the Company Board or the Special Committee after the date hereof and on or prior to the receipt of the Requisite Company Vote; provided that the receipt by the Company of a Competing Transaction or Superior Proposal will not be deemed to constitute an Intervening Event.

“knowledge” means, with respect to the Company, the actual knowledge of the members of the Special Committee, and with respect to any other party hereto, the knowledge of any director, officer or beneficial owner of such party, in each case, after due inquiry.

“Liens” means any security interest, pledge, hypothecation, mortgage, lien (including environmental and Tax liens), violation, charge, lease, license, encumbrance, servient easement, adverse claim, reversion, reverter, preferential arrangement, restrictive covenant, condition or restriction of any kind, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“Permitted Encumbrances” mean a) Liens for Taxes, assessments and governmental charges or levies not yet due and payable or that are being contested in good faith and by appropriate proceedings; (b) mechanics’, carriers’, workmen’s, repairmen’s, material men’s or other Liens or security interests arising or incurred in the ordinary course of business; (c) leases (other than capital leases and leases underlying sale and leaseback transactions); (d) Liens imposed by applicable Law; (e) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations; (f) pledges or deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case, in the ordinary course of business, (g) easements, covenants and rights of way (unrecorded and of record) and other similar restrictions of record, and zoning, building and other similar restrictions, in each case that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries; (h) matters which would be disclosed by an accurate survey or inspection of the real property which do not materially impair the occupancy or current use of such real property which they encumber; (i) non-exclusive license agreements and non-disclosure agreements entered into in the ordinary course of business; (j) standard survey and title exceptions; (k) Liens securing Indebtedness, obligations or liabilities that are reflected in the Company SEC Reports filed or furnished prior to the date hereof; (l) limitations or restrictions on transfers imposed by the Securities Act, blue sky laws and comparable foreign laws governing securities; and (m) any other Liens that would not have a Company Material Adverse Effect.

“person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“PRC” means the People’s Republic of China excluding, for the purposes of this Agreement, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

“Requisite Company Vote” means the affirmative vote of holders of Shares (including Shares represented by ADSs) representing at least a majority of the voting power of the outstanding Shares present and voting in person or by proxy as a single class at the Shareholders’ Meeting or any adjournment or postponement thereof.

“Shareholders’ Meeting” means the meeting of the Company’s shareholders (including any adjournments or postponements thereof) to be held to consider the authorization and approval of this Agreement, the Plan of Merger and the Transactions.

“Special Committee” means a committee of the Company Board consisting of members of the Company Board that are not affiliated with Parent or Merger Sub and are not members of the management of the Company, provided, however, that solely if the existing Special Committee no longer exists after the date of this Agreement or is otherwise altered by the Company Board, it shall mean any other special committee established by the Company Board composed solely of independent directors who are (i) not affiliated with Parent or Merger Sub and (ii) not members of the Company’s management.

“Subsidiary” means, with respect to any party, any person (a) of which such party or any other Subsidiary of such party is a general or managing partner, (b) of which at least a majority of the securities (or other interests having by their terms ordinary voting power to elect a majority of the board of directors or other performing similar functions with respect to such corporation or other organization) is, directly or indirectly, owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries, or (c) whose assets and financial results are consolidated with the net earnings of such party and are recorded on the books of such party for financial reporting purposes in accordance with IFRS.

“Superior Proposal” means a bona fide written proposal or offer with respect to a Competing Transaction (provided, that each reference to “20%” in the definition of “Competing Transaction” should be replaced with “50%”) that the Company Board (acting at the direction of the Special Committee) determines in its good faith judgment (after consultation with its financial advisor and outside legal counsel), taking into account all legal, financial and regulatory, and other aspects of the proposal (including financing, regulatory or other consents and approvals, shareholder litigation, the identity of the person making the proposal, breakup or termination fee and expense reimbursement provisions, expected timing, risk and likelihood of consummation and other relevant events and circumstances), to be more favorable to the Company’s shareholders (other than Parent, Merger Sub, and their respective Affiliates); provided that no offer or proposal shall be deemed to be a “Superior Proposal” if the receipt of any financing required to consummate the transaction contemplated by such offer or proposal is a condition to the consummation of such transaction.

“Taxes” means any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority or taxing authority, including taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, occupation, property, real estate, deed, land use, sales, use, share, capital stock, payroll, severance, employment (including withholding obligations imposed on employer/payer), social security, workers’ compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding (as payor or payee), ad valorem, stamp, transfer, value-added or gains taxes; license, registration and documentation fees; and customers’ duties, tariffs and similar charges.

“Third Party” means any person or “group” (as defined under Section 13(d) of the Exchange Act) of persons, other than Parent or any of its Affiliates or Representatives.

“Trademarks” means trademarks, service marks, logos, slogans, brand names, domain names, uniform resource locators, trade dress, trade names, corporate names, geographical indications and other identifiers of source or goodwill, including the goodwill symbolized thereby or associated therewith, in any and all jurisdictions, whether or not registered.

(b) The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition
Action	Section 3.10
ADSs	Section 2.01(b)
Agreement	Preamble
Alternative Acquisition Agreement	Section 6.04(c)
Articles of Merger	Section 1.03
Bankruptcy and Equity Exception	Section 3.04(a)
Change in the Company Recommendation	Section 6.04(c)

Defined Term	Location of Definition
Closing	Section 1.02
Closing Date	Section 1.02
Company	Preamble
Company Board	Recitals
Company Group	Section 8.06(f)
Company Recommendation	Section 3.04(b)
Company SEC Reports	Section 3.07(a)
Company Termination Fee	Section 8.06(a)
Damages	Section 6.05(c)
Deposit Agreement	Section 2.05
Deposit Sub	Section 6.17(a)
Depositary	Section 2.05
Derivative Transaction	Section 6.16
Dissenter Rights	Section 2.02(a)
Dissenting Shareholder	Section 2.02(a)
Dissenting Shares	Section 2.02(a)
Effective Time	Section 1.03
Exchange Act	Section 3.05(b)
Exchange Fund	Section 2.03(a)
Financial Advisor	Section 3.04(c)
Governmental Authority	Section 3.05(b)
HKIAC	Section 9.09(b)
IFRS	Section 3.07(b)
Indemnified Parties	Section 6.05(b)
Law	Section 3.05(a)
Leased Real Property	Section 3.13(b)
Material Company Permits	Section 3.06(a)
Material Contracts	Section 3.16(a)
Merger	Recitals
Merger Consideration	Section 2.03(a)
Merger Sub	Recitals
Merger Sub Joinder	Section 6.13(b)
Notice of Superior Proposal	Section 6.04(d)
Order	Section 7.01(b)
Parent Entitled Distribution	Section 6.17(d)
Owned Real Property	Section 3.13(a)
Parent	Preamble
Parent Group	Section 8.06(f)
Parent Termination Fee	Section 8.06(b)
Parent Termination Fee Deposit Amount	Section 6.17(d)
Paying Agent	Section 2.03(a)
Per ADS Merger Consideration	Section 2.01(b)
Per Share Merger Consideration	Section 2.01(a)
Plan of Merger	Section 1.03
Proxy Statement	Section 6.01
Record Date	Section 6.02(a)
Registrar of Companies	Section 1.03
Representatives	Section 6.03(a)
Schedule 13E-3	Section 6.01(a)
SEC	Section 3.05(b)
Securities Act	Section 3.07(a)

Defined Term	Location of Definition
Share Certificates	Section 2.03(b)
Shares	Section 2.01(a)
Superior Proposal Notice Period	Section 6.04(d)
Surviving Company	Section 1.01
Takeover Statute	Section 3.18
Termination Date	Section 8.02(a)
Transactions	Recitals
Transfer	Section 6.16
Unaffiliated Holders of ADSs	Section 3.04(c)
Unaffiliated Holders of Shares	Section 3.04(c)
Uncertificated Shares	Section 2.03(b)
Undertaking Period	Section 6.17(a)

Section 9.04 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 9.05 Interpretation. When a reference is made in this Agreement to a Section, Article, Annex, Schedule or Exhibit such reference shall be to a Section, Article, Annex, Schedule or Exhibit of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Annex, Schedule or Exhibit are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Annex, Schedule or Exhibit but not otherwise defined therein shall have the meaning set forth in this Agreement. All Annex, Schedule and Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and any rules and regulations promulgated thereunder and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns. References to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. The symbol “US$” refers to United States Dollars. All US$ amounts used in Article III and Article V include the equivalent amount denominated in other currencies. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” References to “day” shall mean a calendar day unless otherwise indicated as a “Business Day.”

Section 9.06 Entire Agreement; Assignment. This Agreement (including the Annexes, Exhibits and Schedules hereto) constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise), except that Parent and Merger Sub may assign all or any of their rights and obligations hereunder to (i) any wholly-owned Subsidiary of Parent by prior written notice to the Company, provided that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations. Any purported assignment in violation of this Section 9.06 is void.

Section 9.07 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 6.05, Section 6.17(d), Section 8.06(f) and Section 8.06(g) (which are intended to be for the benefit of the persons covered thereby and may be enforced by such persons); provided, however, that in no event shall any holders of Shares (including Shares represented by ADSs) in their capacity as such, have any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement except for Section 6.17(d).

Section 9.08 Specific Performance.

(a) The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement is not performed in accordance with the terms hereof by the parties, and that money damages or other legal remedies would not be an adequate remedy for such damages. Accordingly, the parties hereto acknowledge and hereby agree that in the event of any breach by the Company, on the one hand, or Parent or Merger Sub, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, Parent or Merger Sub, on the one hand, or the Company (acting at the direction of the Special Committee), on the other hand, shall, subject to Section 8.06, each be entitled to specific performance of the terms hereof (including the obligation of the parties to consummate the Merger, subject in each case to the terms and conditions of this Agreement), including an injunction or injunctions to prevent breaches of this Agreement by any party, in addition to any other remedy at law or equity.

(b) Each party waives (i) any defenses in any action for an injunction or other appropriate form of specific performance or equitable relief, including the defense that a remedy at law would be adequate, and (ii) any requirement under any Law to post a bond or other security as a prerequisite to obtaining an injunction or other appropriate form of specific performance or equitable relief. Notwithstanding anything herein to the contrary, (x) while the parties hereto may pursue both a grant of specific performance and the payment of the amounts set forth in Section 8.06, neither Parent and Merger Sub, on the one hand, nor the Company, on the other hand, shall be permitted or entitled to receive both a grant of specific performance that results in a Closing and payment of such amounts, and (y) upon the payment of such amounts, the remedy of specific performance shall not be available against the party making such payment and, if such party is Parent or Merger Sub, any other member of the Parent Group or, if such party is the Company, any other member of the Company Group.

Section 9.09 Governing Law; Dispute Resolution.

(a) This Agreement and all claims or causes of action (whether in contract, tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement, shall be interpreted, construed, performed and enforced in accordance with the Laws of the State of New York without giving effect to its principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the Laws of another jurisdiction, except that the following matters arising out of or relating to this Agreement shall be governed by and construed in accordance with the laws of the British Virgin Islands in respect of which the parties hereto hereby irrevocably submit to the nonexclusive jurisdiction of the courts of the British Virgin Islands: the Merger, the vesting of the undertaking, property and liabilities of the Company in the Surviving Company, the cancellation of any Shares, the issuance of any ordinary shares of the Surviving Company, the rights provided for in Section 179 of the BVI Companies Act with respect to any Dissenting Shares, the fiduciary or other duties of the Company Board and the directors of the Parent and the internal corporate affairs of the Company.

(b) In the event any dispute arises among the parties out of or in relation to this Agreement, including any dispute regarding its existence, interpretation, performance, breach, termination or validity, the parties shall attempt in the first instance to resolve such dispute through friendly consultations. If any dispute has not been resolved by friendly consultations within thirty (30) days after any party has served written notice on the other parties requesting the commencement of such consultations, then any party may demand that the dispute be finally settled by arbitration in accordance with the following provisions of this Section 9.09(b). The arbitration shall be conducted by the Hong Kong International Arbitration Centre (“HKIAC”) in accordance with the Hong Kong International Arbitration Centre Administered Arbitration Rules in force when a notice of arbitration is submitted. The seat and venue of the arbitration shall be Hong Kong and the language of the arbitration shall be English. The appointing authority shall be the HKIAC. There shall be three (3) arbitrators. One (1) arbitrator shall be nominated by the Company and one (1) arbitrator shall be nominated by Parent. If either the Company or Parent shall abstain from nominating their arbitrator, the HKIAC shall appoint such arbitrator. The two (2) arbitrators so chosen shall select a third (3rd) arbitrator; provided that if such two (2) arbitrators shall fail to choose a third (3rd) arbitrator within thirty (30) days after such two (2) arbitrators have been selected, the HKIAC, upon the request of any party, shall appoint a third (3rd) arbitrator. The third (3rd) arbitrator shall be the presiding arbitrator. The parties agree that any arbitration award rendered in accordance with the provisions of this Section shall be final and binding upon them, and the parties further agree that such award may be enforced by any court having jurisdiction over the party against which the award has been rendered or the assets of such party wherever the same may be located. In any arbitration proceeding, any legal proceeding to enforce any arbitration award and in any other legal proceeding among the parties pursuant to or relating to this Agreement, each party expressly waives the defense of sovereign immunity and any other defense based on the fact or allegation that it is an agency or instrumentality of a sovereign state or is otherwise entitled to immunity.

Section 9.10 Amendment. This Agreement may be amended by the parties hereto at any time prior to the Effective Time by action taken (a) with respect to Parent and Merger Sub, by or on behalf of their respective boards of directors, and (b) with respect to the Company, by the Company Board (acting at the direction of the Special Committee); provided, however, that, after the approval of this Agreement and the Transactions by the shareholders of the Company, no amendment may be made that would require further approval by the shareholders without such further approval. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

Section 9.11 Waiver. At any time prior to the Effective Time, any party hereto may by action taken (a) with respect to Parent and Merger Sub, by or on behalf of their respective boards of directors and (b) with respect to the Company, by action taken by or on behalf of the Company Board (acting at the direction of the Special Committee), (i) extend the time for the performance of any obligation or other act of any other party hereto, (ii) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any agreement of any other party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Notwithstanding any other provision in this Agreement to the contrary, the consent or waiver of Founder shall also be deemed the consent or waiver of Parent and Merger Sub for all purposes of this Agreement.

Section 9.12 Special Committee Approval. Subject to the requirements of applicable Law, any amendment, consent, waiver or other determination to be made, or action to be taken, by the Company or the Company Board under or with respect to this Agreement shall be made or taken at the direction and upon the approval of, and only at the direction and upon the approval of the Special Committee. Any action or litigation by the Company in relation to or arising out of this Agreement shall be pursued only at the direction and upon approval of the Special Committee.

Section 9.13 Counterparts. This Agreement may be executed and delivered (including by facsimile or email transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Remainder of Page Left Blank Intentionally]

IN WITNESS WHEREOF, Parent and the Company have caused this Agreement to be executed as of the date first written above by their respective directors or officers thereunto duly authorized.

CHINA ZENIX AUTO INTERNATIONAL LIMITED

By:
Name:
Title:

NEWRACE LIMITED

By:
Name:
Title:

[Signature Page to Agreement and Plan of Merger]

ANNEX A

PLAN OF MERGER

THIS PLAN OF MERGER is made on [●], 2021.

BETWEEN

(1) [Newrace Mergersub Limited], a company limited by shares incorporated under the laws of the British Virgin Islands on [●] 2021, with its registered office situated at Floor 4, Banco Popular Building, PO Box 4467, Road Town, Tortola VG-1110, British Virgin Islands (“Merger Sub”); and

(2) China Zenix Auto International Limited, a company limited by shares incorporated under the laws of the British Virgin Islands on [●], with its registered office situated at [●] (the “Company” or the “Surviving Company” and together with Parent, the “Constituent Companies”).

WHEREAS

(a) Merger Sub and the Company have agreed to merge (the “Merger”) on the terms and conditions contained or referred to in an Agreement and Plan of Merger (the “Agreement”) dated as of [●], 2021 among Newrace Limited, Merger Sub and the Company, a copy of which is attached as Appendix to this Plan of Merger and under the provisions of Part IX of the British Virgin Islands Business Companies Act, 2004, as amended (the “Companies Act”), pursuant to which Merger Sub will cease to exist and the Surviving Company will continue as the surviving company in the Merger.

(b) This Plan of Merger is made in accordance with Section 170 of the Companies Act.

(c) Terms used in this Plan of Merger and not otherwise defined in this Plan of Merger shall have the meanings given to them in the Agreement.

IT IS AGREED

CONSTITUENT COMPANIES

1. The constituent companies (as defined in the Companies Act) to the Merger are Merger Sub and the Company.

NAME OF THE SURVIVING COMPANY

2. The surviving company (as defined in the Companies Act) shall be the Surviving Company which shall continue to be named China Zenix Auto International Limited.

REGISTERED OFFICE

3. The Surviving Company shall have its registered office at [Floor 4, Banco Popular Building, PO Box 4467, Road Town, Tortola VG-1110, British Virgin Islands].

AUTHORISED AND ISSUED SHARE CAPITAL

4. Immediately prior to the Effective Date (as defined below) the authorized share capital of Merger Sub was US$50,000 divided into 50,000 ordinary shares of US$1.00 par value per share, of which [one] share has been issued.

5. Immediately prior to the Effective Date the authorized share capital of the Company was US$[●] divided into [●] ordinary shares of US$0.0001 par value per share, of which [insert number] ordinary shares have been issued fully paid.

6. On the Effective Date, the authorized share capital of the Surviving Company shall be US$[●] divided into [●] ordinary shares of US$[0.02] par value per share of which [●] share[s] shall be in issue credited as fully paid.

7. On the Effective Date, and in accordance with the terms and conditions of the Agreement:

(a) Each Share issued and outstanding immediately prior to the Effective Date (other than the Excluded Shares, the Dissenting Shares, Shares represented by ADSs) shall be cancelled in exchange for the right to receive the Per Share Merger Consideration.

(b) Each ADS issued and outstanding immediately prior to the Effective Date (other than ADSs representing or that are Excluded Shares), and each Share represented by such ADSs, shall be cancelled in exchange for the right to receive the Per ADS Merger Consideration.

(c) Each of the Excluded Shares and ADSs representing Excluded Shares, in each case issued and outstanding immediately prior to the Effective Date, shall be cancelled without payment of any consideration or distribution therefor.

(d) Each of the Dissenting Shares shall be cancelled in exchange for payment of the fair value of the Dissenting Shares resulting from the procedure in section 179 of the Companies Act.

(e) Each ordinary share, par value US$1.00 per share, of Merger Sub issued and outstanding immediately prior to the Effective Date shall be converted into one (1) validly issued, fully paid and non-assessable ordinary share, par value US$[●] per share, of the Surviving Company.

8. On the Effective Date, the rights and restrictions attaching to the ordinary shares of the Surviving Company shall be as set out in the Amended and Restated Memorandum of Association and Articles of Association of the Surviving Company in the form attached as Appendix II to this Plan of Merger.

EFFECTIVE DATE

9. The Merger shall take effect on [●] (the “Effective Date”).

PROPERTY

10. On the Effective Date, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Company which shall be liable for and subject, in the same manner as the Constituent Companies, to all mortgages, charges, or security interests and all contracts, obligations, claims, debts and liabilities of each of the Constituent Companies.

MEMORANDUM OF ASSOCIATION AND ARTICLES OF ASSOCIATION

11. The Memorandum of Association and Articles of Association of the Surviving Company shall be amended and restated in the form attached as Appendix II to this Plan of Merger on the Effective Date.

DIRECTORS BENEFITS

12. There are no amounts or benefits payable to the directors of the Constituent Companies on the Merger becoming effective.

DIRECTORS OF THE SURVIVING COMPANY

13. The names and addresses of the directors of the Surviving Company are as follows:

NAME	ADDRESS
[●]	[●]

SECURED CREDITORS

14. (a) Merger Sub has no other secured creditors and has not granted any fixed or floating security interests as at the date of this Plan of Merger; and

(b) the Company has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

RIGHT OF TERMINATION

15. This Plan of Merger may be terminated or amended pursuant to the terms and conditions of the Agreement at any time prior to the Effective Date.

APPROVAL AND AUTHORIZATION

16. This Plan of Merger has been approved by the board of directors of each of Merger Sub and the Company pursuant to Section 170 of the Companies Act.

17. This Plan of Merger has been authorised by the shareholders of each of Merger Sub and the Company pursuant to Section 170 of the Companies Act.

COUNTERPARTS

18. This Plan of Merger may be executed by facsimile and in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

GOVERNING LAW

19. This Plan of Merger shall be governed by and construed in accordance with the laws of the British Virgin Islands.

For and on behalf of [Newrace Mergersub Limited]:

[Name]
Director

For and on behalf of China Zenix Auto International Limited:

[Name]
Director

APPENDIX I

(the Agreement)

APPENDIX II

(Amended and Restated Memorandum of Association and Articles of Association of the Surviving Company)

Annex B

Articles of Merger

Territory of The British Virgin Islands

The BVI Business Companies Act, 2004 (as amended)

ARTICLES OF MERGER

These Articles of Merger entered into on [●], 2021:

BETWEEN

(1) Newrace Mergersub Limited, a business company incorporated under the laws of the British Virgin Islands on [*], 2021, with its registered office situate at [*], British Virgin Islands (“Merger Sub”); and

(2) China Zenix Auto International Limited, a business company with limited liability incorporated under the laws of the British Virgin Islands on July 11, 2008, with its principal executive offices situated at No. 1608, North Circle Road State Highway, Zhangzhou, Fujian Province 363000, People’s Republic of China (the “Company” or “Surviving Company” and together with Merger Sub, the “Constituent Companies”).

WITNESSETH

1 The parties hereto do hereby adopt the Plan of Merger a copy of which is attached at Schedule [*] hereto (the “Plan of Merger”) to the intent that the merger shall be effective on [*], 2021 (the “Effective Time”).

2 The Memorandum and Articles of Association of the Surviving Company were registered with the Registrar of Companies in the British Virgin Islands on 3 May, 2011.

3 The Memorandum and Articles of Association of the Merger Sub were registered with the Registrar of Companies in the British Virgin Islands on [*], 2021.

4 The Merger and adoption of the new Memorandum and Articles of Association of the Surviving Company were approved for both the Surviving Company and the Merger Sub by Resolutions of Directors respectively dated [*], 2021 [and [*], 2021].

5 The Merger and adoption of the new Memorandum and Articles of Association of the Surviving Company was approved for both the Surviving Company and the Merger Sub by resolutions of Members, respectively dated [*], 2021 [and [*], 2021].

6 The Merger Sub and the Surviving Company have complied with all the provisions of the laws of the British Virgin Islands to enable them to merge upon the Effective Time.

7 The name of the Surviving Company upon the consummation and effectiveness of this Merger shall remain unchanged.

8 The Memorandum and Articles of Association of the Surviving Company shall be amended and restated in the form attached hereto as Appendix B to the Plan of Merger as approved by the resolutions as set out above.

In witness whereof the parties hereto have caused these Articles of Merger to be executed on this [*], 2021.

For and on behalf of

Newrace Mergersub Limited

[Name]

Director

For and on behalf of

China Zenix Auto International Limited

[Name]

Director

JOINDER TO

AGREEMENT AND PLAN OF MERGER

October 20, 2021

This Joinder to Agreement and Plan of Merger (this “Joinder”), dated as of October 20, 2021, is being executed and delivered by Newrace Mergersub Limited, a company limited by shares incorporated under the laws of the British Virgin Islands (“Merger Sub”), to Newrace Limited, a company limited by shares incorporated under the Laws of the British Virgin Islands (“Parent”) and China Zenix Auto International Limited, a company limited by shares incorporated under the Law of the British Virgin Islands (the “Company”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 19, 2021, between Parent and the Company.

WHEREAS, the Merger Agreement contemplates that certain transactions, including the Merger, will be effected by a wholly owned Subsidiary of Parent that was not in existence at the time of the execution of the Merger Agreement and was to be incorporated by Parent after the date of the Merger Agreement;

WHEREAS, on October 15, 2021, Merger Sub was incorporated as a wholly owned subsidiary of Parent; and

WHEREAS, in order to effect the Merger Agreement and the transactions contemplated thereby, including the Merger, Merger Sub desires to become party to the Merger Agreement and to agree to be bound to the covenants, obligations, terms and provisions of the Merger Agreement applicable to Merger Sub.

NOW THEREFORE, in consideration of the foregoing and of the representations, warranties, covenants and agreements contained in the Merger Agreement, Merger Sub, by executing this Joinder, irrevocably agrees to join and become a party to the Merger Agreement and be bound by and comply with the covenants, obligations, terms and provisions of the Merger Agreement, to the extent applicable to Merger Sub. Section 9.09 of the Merger Agreement is hereby incorporated herein by reference, mutatis mutandis, and shall govern the terms of this Joinder.

[Signature Page Follows]

Newrace Mergersub Limited

By:	/s/ Jianhui Lai
Name:	Jianhui Lai
Title:	Director

[Signature Page to Joinder to Agreement and Plan of Merger]

Annex C

JOINDER TO

AGREEMENT AND PLAN OF MERGER

[●], 2021

This Joinder to Agreement and Plan of Merger (this “Joinder”), dated as of [●], 2021, is being executed and delivered by [            ], a company limited by shares incorporated under the laws of the British Virgin Islands (“Merger Sub”), to Newrace Limited, a company limited by shares incorporated under the Laws of the British Virgin Islands (“Parent”) and China Zenix Auto International Limited, a company limited by shares incorporated under the Law of the British Virgin Islands (the “Company”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of October [19], 2021, between Parent and the Company.

WHEREAS, the Merger Agreement contemplates that certain transactions, including the Merger, will be effected by a wholly owned Subsidiary of Parent that was not in existence at the time of the execution of the Merger Agreement and was to be incorporated by Parent after the date of the Merger Agreement;

WHEREAS, on [●], 2021, Merger Sub was incorporated as a wholly owned subsidiary of Parent; and

WHEREAS, in order to effect the Merger Agreement and the transactions contemplated thereby, including the Merger, Merger Sub desires to become party to the Merger Agreement and to agree to be bound to the covenants, obligations, terms and provisions of the Merger Agreement applicable to Merger Sub.

NOW THEREFORE, in consideration of the foregoing and of the representations, warranties, covenants and agreements contained in the Merger Agreement, Merger Sub, by executing this Joinder, irrevocably agrees to join and become a party to the Merger Agreement and be bound by and comply with the covenants, obligations, terms and provisions of the Merger Agreement, to the extent applicable to Merger Sub. Section 9.09 of the Merger Agreement is hereby incorporated herein by reference, mutatis mutandis, and shall govern the terms of this Joinder.

[Signature Page Follows]

[ ]

By:
Name:
Title:

ANNEX B

Annex B

PLAN OF MERGER

THIS PLAN OF MERGER is made on [date].

BETWEEN

(1)    Newrace Mergersub Limited, a company limited by shares incorporated under the laws of the British Virgin Islands on October 15, 2021, with its registered office situated at Floor 4, Banco Popular Building, Road Town, Tortola VG-1110, British Virgin Islands (“Merger Sub”); and

(2)    China Zenix Auto International Limited, a company limited by shares incorporated under the laws of the British Virgin Islands on July 11, 2008, with its registered office situated at the offices of Walkers Corporate Services (BVI) Limited, Walkers Chambers, 171 Main Street, Road Town, Tortola VG1110, British Virgin Islands (the “Company” or the “Surviving Company” and together with Parent, the “Constituent Companies”).

WHEREAS

(a)    Merger Sub and the Company have agreed to merge (the “Merger”) on the terms and conditions contained or referred to in an Agreement and Plan of Merger (the “Agreement”) dated as of October 19, 2021 among Newrace Limited, Merger Sub and the Company, a copy of which is attached as Appendix to this Plan of Merger and under the provisions of Part IX of the British Virgin Islands Business Companies Act, 2004, as amended (the “Companies Act”), pursuant to which Merger Sub will cease to exist and the Surviving Company will continue as the surviving company in the Merger.

(b)	This Plan of Merger is made in accordance with Section 170 of the Companies Act.

(c)	Terms used in this Plan of Merger and not otherwise defined in this Plan of Merger shall have the meanings given to them in the Agreement.

IT IS AGREED

CONSTITUENT COMPANIES

1.    The constituent companies (as defined in the Companies Act) to the Merger are Merger Sub and the Company.

NAME OF THE SURVIVING COMPANY

2.    The surviving company (as defined in the Companies Act) shall be the Surviving Company which shall continue to be named China Zenix Auto International Limited.

REGISTERED OFFICE

3.    The Surviving Company shall have its registered office at [Floor 4, Banco Popular Building, PO Box 4467, Road Town, Tortola VG-1110, British Virgin Islands].

NUMBER AND CLASSES OF SHARES

4.    Immediately prior to the Effective Date (as defined below) Merger Sub was authorised to issue 50,000 ordinary shares with a par value of US$1.00 each, of which [one] share has been issued and all of which are entitled to vote on the Merger.

5.    Immediately prior to the Effective Date the Company was authorised to issue 500,000,000 ordinary shares with a par value of US$0.0001 each, of which [insert number] ordinary shares have been issued and all of which are entitled to vote on the Merger .

6.    On the Effective Date, the Surviving Company shall be authorised to issue [500,000,000] ordinary shares with a par value of US$[0.0001] par value per share of which [●] share[s] shall be in issue.

7.    On the Effective Date, and in accordance with the terms and conditions of the Agreement:

(a)    Each share of the Company (together the “Shares” and each a “Share”) issued and outstanding immediately prior to the Effective Date (other than the Excluded Shares, the Dissenting Shares, Shares represented by ADSs) shall be canceled in exchange for the right to receive the Per Share Merger Consideration.

(b)    Each ADS issued and outstanding immediately prior to the Effective Date (other than ADSs representing or that are Excluded Shares), and each Share represented by such ADSs, shall be canceled in exchange for the right to receive the Per ADS Merger Consideration.

(c)    Each of the Excluded Shares and ADSs representing Excluded Shares, in each case issued and outstanding immediately prior to the Effective Date, shall be canceled without payment of any consideration or distribution therefor.

(d)    Each of the Dissenting Shares shall be canceled and the holders thereof shall be entitled to payment of the fair value of the Dissenting Shares resulting from the procedure in section 179 of the Companies Act unless any such holders of Dissenting Shares fail to validly exercise or withdraw their appraisal rights in which event they shall receive the Per Share Merger Consideration.

(e)     Each ordinary share, par value US$1.00 per share, of Merger Sub issued and outstanding immediately prior to the Effective Date shall be converted into one (1) validly issued, fully paid and non-assessable ordinary share, par value US$[0.0001] per share, of the Surviving Company.

8.    On the Effective Date, the rights and restrictions attaching to the ordinary shares of the Surviving Company shall be as set out in the Amended and Restated Memorandum of Association and Articles of Association of the Surviving Company in the form attached as Appendix II to this Plan of Merger.

EFFECTIVE DATE

9.    The Merger shall take effect on [●] (the “Effective Date”).

PROPERTY

10.    On the Effective Date, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Company which shall be liable for and subject, in the same manner as the Constituent Companies, to all mortgages, charges, or security interests and all contracts, obligations, claims, debts and liabilities of each of the Constituent Companies.

MEMORANDUM OF ASSOCIATION AND ARTICLES OF ASSOCIATION

11.    [The Memorandum of Association and Articles of Association of the Surviving Company shall be amended and restated in the form attached as Appendix II to this Plan of Merger on the Effective Date.]

DIRECTORS BENEFITS

12.    There are no amounts or benefits payable to the directors of the Constituent Companies on the Merger becoming effective.

DIRECTORS OF THE SURVIVING COMPANY

13.    The names and addresses of the directors of the Surviving Company are as follows:

NAME	ADDRESS
[●]	[●]

SECURED CREDITORS

14.    (a) Merger Sub has no other secured creditors and has not granted any fixed or floating security interests as at the date of this Plan of Merger; and

(b) the Company has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

RIGHT OF TERMINATION

15.    This Plan of Merger may be terminated or amended pursuant to the terms and conditions of the Agreement at any time prior to the Effective Date.

APPROVAL AND AUTHORIZATION

16.    This Plan of Merger has been approved by the board of directors of each of Merger Sub and the Company pursuant to Section 170 of the Companies Act.

17.    This Plan of Merger has been authorized by the shareholders of each of Merger Sub and the Company pursuant to Section 170 of the Companies Act.

COUNTERPARTS

18.    This Plan of Merger may be executed by facsimile and in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

GOVERNING LAW

19.    This Plan of Merger shall be governed by and construed in accordance with the laws of the British Virgin Islands.

For and on behalf of Newrace Mergersub Limited:

[Name]
Director

For and on behalf of China Zenix Auto International Limited:

[Name]
Director

APPENDIX I

(the Agreement)

APPENDIX II

(Amended and Restated Memorandum of Association and Articles of Association of the Surviving Company)

Territory of The British Virgin Islands

The BVI Business Companies Act, 2004 (as amended)

ARTICLES OF MERGER

These Articles of Merger entered into on [●], 2021:

BETWEEN

(1)    Newrace Mergersub Limited, a business company incorporated under the laws of the British Virgin Islands on October 15, 2021, with its registered office situate at Floor 4, Banco Popular Building, Road Town, Tortola VG-1110, British Virgin Islands (“Merger Sub”); and

(2)    China Zenix Auto International Limited, a business company with limited liability incorporated under the laws of the British Virgin Islands on July 11, 2008, with its principal executive offices situated at No. 1608, North Circle Road State Highway, Zhangzhou, Fujian Province 363000, People’s Republic of China (the “Company” or “Surviving Company” and together with Merger Sub, the “Constituent Companies”).

WITNESSETH

1    The parties hereto do hereby adopt the Plan of Merger a copy of which is attached at Schedule [*] hereto (the “Plan of Merger”) to the intent that the merger shall be effective on [*], 2021 (the “Effective Time”).

2    The Memorandum and Articles of Association of the Surviving Company were registered with the Registrar of Companies in the British Virgin Islands on 3 May, 2011.

3    The Memorandum and Articles of Association of the Merger Sub were registered with the Registrar of Companies in the British Virgin Islands on October 15, 2021.

4    [The Merger and adoption of the new Memorandum and Articles of Association of the Surviving Company were approved for both the Surviving Company and the Merger Sub by Resolutions of Directors respectively dated [*], 2021 [and [*], 2021].]

5    [The Merger and adoption of the new Memorandum and Articles of Association of the Surviving Company was approved for both the Surviving Company and the Merger Sub by resolutions of Members, respectively dated [*], 2021 [and [*], 2021].]

6    The Merger Sub and the Surviving Company have complied with all the provisions of the laws of the British Virgin Islands to enable them to merge upon the Effective Time.

7    The name of the Surviving Company upon the consummation and effectiveness of this Merger shall remain unchanged.

8    [The Memorandum and Articles of Association of the Surviving Company shall be amended and restated in the form attached hereto as Appendix B to the Plan of Merger as approved by the resolutions as set out above.]

In witness whereof the parties hereto have caused these Articles of Merger to be executed on this [*], 2021.

For and on behalf of Newrace Mergersub Limited

[Name]
Director

For and on behalf of China Zenix Auto International Limited

[Name]
Director

ANNEX C

Confidential	October 19, 2021

Special Committee of the Board of Directors China Zenix Auto International Limited No. 1608, North Circle Road State Highway Zhangzhou, Fujian Province 363000 People’s Republic of China

Ladies and Gentlemen:

China Zenix Auto International Limited, a company limited by shares incorporated under the laws of the British Virgin Islands (the “Company”), has engaged Duff & Phelps, A Kroll Business operating as Kroll, LLC (“Duff & Phelps”), to serve as an independent financial advisor to the special committee of independent directors (the “Special Committee”) of the board of directors (the “Board of Directors”) of the Company (solely in their capacity as members of the Special Committee) to provide an opinion (the “Opinion”) as of the date hereof as to the fairness, from a financial point of view, to (i) the holders of ordinary shares, par value US$0.0001 per share, of the Company (each, a “Share” or, collectively, the “Shares”), other than the Excluded Shares, the Dissenting Shares and Shares represented by ADSs (each as defined below), and (ii) the holders of American Depositary Shares of the Company, each representing four Shares (each, an “ADS” and collectively, “ADSs”), other than ADSs representing or that are Excluded Shares, of the Merger Consideration (as defined below) to be received by such holders in the Proposed Transaction (as defined below) (without giving effect to any impact of the Proposed Transaction on any particular holder of Shares or ADSs other than in its capacity as a holder of Shares or ADSs).

Description of the Proposed Transaction

It is Duff & Phelps’ understanding that the Company and Newrace Limited, a company limited by shares incorporated under the laws of the British Virgin Islands (“Parent”), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of the date hereof, the latest draft of which Duff & Phelps has reviewed is dated as of October 19, 2021. Pursuant to the Merger Agreement, among other things, a company limited by shares incorporated under the laws of the British Virgin Islands to be formed promptly after the date of the Merger Agreement (“Merger Sub”), a wholly-owned subsidiary of Parent, will merge with and into the Company and cease to exist thereafter, with the Company surviving the merger and becoming a wholly-owned subsidiary of Parent. In connection with such merger, (i) each Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares, the Dissenting Shares and Shares represented by ADSs) shall be cancelled and cease to exist in exchange for the right to receive US$0.27 in cash per Share without interest (the “Per Share Merger Consideration”) and (ii) each ADS issued and outstanding immediately prior to the Effective Time (other than ADSs representing or that are Excluded Shares), and Shares represented by such ADSs, shall be cancelled and cease to exist in exchange for the right to receive US$1.08 in cash per ADS without interest (the “Per ADS Merger Consideration”, and together with the Per Share Merger Consideration, the “Merger Consideration”) (collectively, the “Proposed Transaction”). The terms and conditions of the Proposed Transaction are more fully set forth in the Merger Agreement.

Duff & Phelps, A Kroll Business 167 N. Green Street Chicago, IL 60607	T +1 312 697 4600 F +1 312 697 0112	www.duffandphelps.com

Special Committee of the Board of Directors

China Zenix Auto International Limited

October 19, 2021

For the purposes of this Opinion, (i) “Excluded Shares” shall mean, collectively, (a) Shares (including ADSs corresponding to such Shares) held by Parent, Merger Sub and any of their respective Affiliates, (b) any Shares (including ADSs corresponding to such Shares) held by the Depositary and reserved for issuance, settlement and allocation pursuant to any incentive plan, and (c) Shares beneficially owned by the Company or any of its Subsidiaries (or held in the Company’s treasury); and (ii) “Effective Time”, “Dissenting Shares”, “Affiliates”, “Subsidiaries”, and “Depositary” shall have the meanings set forth in the Merger Agreement.

Scope of Analysis

In connection with this Opinion, Duff & Phelps has made such reviews, analyses and inquiries as it has deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps’ procedures, investigations, and financial analysis with respect to the preparation of its Opinion included, but were not limited to, the items summarized below:

1.	Reviewed the following documents:

a.

The Company’s annual reports and audited financial statements on Form 20-F filed with the Securities and Exchange Commission (“SEC”) for the years ended December 31, 2017 through December 31, 2020 and the Company’s unaudited interim financial statements for the six months ended June 30, 2019, June 30, 2020 and June 30, 2021 included in the Company’s Form 6-K filed with the SEC;

b.

Unaudited and segment financial information for the Company for the years ended December 31, 2017 through December 31, 2020 and for the six months ended June 30, 2019, June 30, 2020 and June 30, 2021, each provided by the management of the Company;

c.

A detailed financial projection model for the Company for the years ending December 31, 2021 through December 31, 2028, prepared and provided to Duff & Phelps by the management of the Company, upon which Duff & Phelps has relied, with the Company’s and the Special Committee’s consent, in performing its analysis (collectively, the “Management Projections”);

d.

A liquidation analysis for the Company which contains, among other things, the estimated recovery rates for the Company’s assets and liabilities and the resulting value indication for the Company under a liquidation scenario, prepared and provided to Duff & Phelps by the management of the Company, upon which Duff & Phelps has relied, with the Company’s and the Special Committee’s consent, in performing its analysis (collectively, the “Liquidation Analysis”);

e.	Other internal documents relating to the history, current operations, and probable future outlook of the Company, provided to Duff & Phelps by the management of the Company;

f.

A letter dated October 15, 2021 from the management of the Company, which made certain representations as to historical financial information for the Company, the Management Projections and the underlying assumptions of such projections (the “Management Representation Letter”); and

g.	A draft of the Merger Agreement dated as of October 19, 2021;

2.	Discussed the information referred to above and the background and other elements of the Proposed Transaction with the management of the Company;

3.	Discussed with the management of the Company its plans and intentions with respect to the management and operation of the Company’s business;

Special Committee of the Board of Directors

China Zenix Auto International Limited

October 19, 2021

4.	Reviewed the historical trading price and trading volume of the ADSs and the publicly traded securities of certain other companies that Duff & Phelps deemed relevant;

5.

Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques including a discounted cash flow analysis, an analysis of selected public companies that Duff & Phelps deemed relevant, and an analysis of selected transactions that Duff & Phelps deemed relevant; and

6.	Conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

Assumptions, Qualifications and Limiting Conditions

In performing its analyses and rendering this Opinion with respect to the Proposed Transaction, Duff & Phelps, with the Company’s and the Special Committee’s consent:

1.

Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including the management of the Company, and did not independently verify such information;

2.

Relied upon the fact that the Special Committee, the Board of Directors and the Company have been advised by counsel as to all legal matters with respect to the Proposed Transaction, including whether all procedures required by law to be taken in connection with the Proposed Transaction have been duly, validly and timely taken;

3.

Assumed that any estimates, evaluations, forecasts and projections furnished to Duff & Phelps, including, without limitation, the Management Projections and the Liquidation Analysis, were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same, and Duff & Phelps expresses no opinion with respect to such estimates, evaluations, forecasts or projections or the underlying assumptions thereof;

4.

Assumed, based on discussions with and representations from the management of the Company, that the Company’s business will continue to be operated as a going concern in the ordinary course of business without any material interruption in a manner consistent with the Management Projections and that the Company does not intend to pursue a liquidation, dissolution or winding up of the Company;

5.	Assumed that information supplied and representations made by the management of the Company are substantially accurate regarding the Company and the Proposed Transaction;

6.	Assumed that the representations and warranties made in the Merger Agreement and the Management Representation Letter are substantially accurate;

7.	Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;

8.

Assumed that there has been no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of the Company since the date of the most recent financial statements and other information made available to Duff & Phelps, and that there is no information or facts that would make the information reviewed by Duff & Phelps incomplete or misleading;

9.

Assumed that all of the conditions required to implement the Proposed Transaction will be satisfied and that the Proposed Transaction will be completed in accordance with the Merger Agreement without any amendments thereto or any waivers of any terms or conditions thereof; and

Special Committee of the Board of Directors

China Zenix Auto International Limited

October 19, 2021

10.

Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Proposed Transaction will be obtained without any adverse effect on the Company or the contemplated benefits expected to be derived in the Proposed Transaction.

To the extent that any of the foregoing assumptions or any of the facts on which this Opinion is based prove to be untrue in any material respect, this Opinion cannot and should not be relied upon. Furthermore, in Duff & Phelps’ analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction.

Duff & Phelps has prepared this Opinion effective as of the date hereof. This Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof. As you are aware, the credit, financial and stock markets have been experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on the Company or the Proposed Transaction.

Duff & Phelps did not evaluate the Company’s solvency or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise). Duff & Phelps has not been requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Proposed Transaction, the assets, businesses or operations of the Company, or any alternatives to the Proposed Transaction, (ii) negotiate the terms of the Proposed Transaction, and therefore, Duff & Phelps has assumed that such terms are the most beneficial terms, from the Company’s perspective, that could, under the circumstances, be negotiated among the parties to the Merger Agreement and the Proposed Transaction, or (iii) advise the Special Committee or any other party with respect to alternatives to the Proposed Transaction. Duff & Phelps did not undertake an independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject.

Duff & Phelps is not expressing any opinion as to the market price or value of the Company’s Shares or ADSs (or anything else) after the announcement or the consummation of the Proposed Transaction. This Opinion should not be construed as a valuation opinion, a credit rating, a solvency opinion, an analysis of the Company’s credit worthiness, as tax advice, or as accounting advice. Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

In rendering this Opinion, Duff & Phelps is not expressing any opinion with respect to the amount or nature of any compensation to any of the Company’s officers, directors, or employees, or any class of such persons, relative to the Merger Consideration, or with respect to the fairness of any such compensation.

This Opinion is furnished solely for the use and benefit of the Special Committee in connection with its consideration of the Proposed Transaction and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps’ express consent. This Opinion (i) does not address the merits of the underlying business decision to enter into the Proposed Transaction versus any alternative strategy or transaction; (ii) does not address any transaction related to the Proposed Transaction; (iii) is not a recommendation as to how the Special Committee, the Board of Directors or any other person (including security holders of the Company)

Special Committee of the Board of Directors

China Zenix Auto International Limited

October 19, 2021

should vote or act with respect to any matters relating to the Proposed Transaction, or whether to proceed with the Proposed Transaction or any related transaction, and (iv) does not indicate that the Merger Consideration is the best possibly attainable under any circumstances; instead, it merely states whether the Merger Consideration is within a range suggested by certain financial analyses. The decision as to whether to proceed with the Proposed Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based. This Opinion should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.

This Opinion is solely that of Duff & Phelps, and Duff & Phelps’ liability in connection with this Opinion shall be limited in accordance with the terms set forth in the engagement letter among Duff & Phelps, Duff & Phelps Securities, LLC (“DPS”), the Company and the Special Committee dated August 11, 2021 (the “Engagement Letter”). This Opinion is confidential, and its use and disclosure is strictly limited in accordance with the terms set forth in the Engagement Letter.

Disclosure of Prior Relationships

Duff & Phelps has acted as financial advisor to the Special Committee and will receive a fee for its services. No portion of Duff & Phelps’ fee is contingent upon either the conclusion expressed in this Opinion or whether or not the Proposed Transaction is successfully consummated. Pursuant to the terms of the Engagement Letter, a portion of Duff & Phelps’ fee is payable upon Duff & Phelps’ delivery of this Opinion to the Special Committee. Pursuant to the Engagement Letter, the Company has also agreed to reimburse certain expenses of Duff & Phelps (subject to a cap) and to indemnify Duff & Phelps for certain liabilities. In addition, pursuant to the Engagement Letter, DPS has agreed to provide the Special Committee with certain financial and market related advice and assistance as requested by the Special Committee in connection with the Proposed Transaction and may receive a fee for such services. Other than this engagement, during the two years preceding the date of this Opinion, Duff & Phelps has not had any material relationship with any party to the Proposed Transaction for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated.

Conclusion

Based upon and subject to the foregoing, Duff & Phelps is of the opinion that as of the date hereof the Per Share Merger Consideration to be received by the holders of Shares (other than the Excluded Shares, the Dissenting Shares and Shares represented by ADSs) and the Per ADS Merger Consideration to be received by the holders of ADSs (other than ADSs representing or that are Excluded Shares) in the Proposed Transaction are fair, from a financial point of view, to such holders (without giving effect to any impact of the Proposed Transaction on any particular holder of Shares or ADSs other than in its capacity as a holder of Shares or ADSs).

This Opinion has been approved by the Opinion Review Committee of Duff & Phelps.

Respectfully submitted,

/s/ Kroll, LLC
Duff & Phelps, A Kroll Business

Duff & Phelps, A Kroll Business
Kroll, LLC

ANNEX D

Annex D

BVI COMPANIES ACT—SECTION 179

179. Rights of dissenters

(1) A member of a company is entitled to payment of the fair value of his shares upon dissenting from

(a) a merger, if the company is a constituent company, unless the company is the surviving company and the member continues to hold the same or similar shares;

(b) a consolidation, if the company is a constituent company;

(c) any sale, transfer, lease, exchange or other disposition of more than 50 per cent in value of the assets or business of the company, if not made in the usual or regular course of the business carried on by the company, but not including (i) a disposition pursuant to an order of the Court having jurisdiction in the matter, (ii) a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the members in accordance with their respective interests within one year after the date of disposition, or (iii) a transfer pursuant to the power described in section 28(2);

(d) a redemption of his shares by the company pursuant to section 176; and

(e) an arrangement, if permitted by the Court.

(2) A member who desires to exercise his entitlement under subsection (1) shall give to the company, before the meeting of members at which the action is submitted to a vote, or at the meeting but before the vote, written objection to the action; but an objection is not required from a member to whom the company did not give notice of the meeting in accordance with this Act or where the proposed action is authorised by written consent of members without a meeting.

(3) An objection under subsection (2) shall include a statement that the member proposes to demand payment for his shares if the action is taken.

(4) Within 20 days immediately following the date on which the vote of members authorising the action is taken, or the date on which written consent of members without a meeting is obtained, the company shall give written notice of the authorisation or consent to each member who gave written objection or from whom written objection was not required, except those members who voted for, or consented in writing to, the proposed action.

(5) A member to whom the company was required to give notice who elects to dissent shall, within 20 days immediately following the date on which the notice referred to in subsection (4) is given, give to the company a written notice of his decision to elect to dissent, stating

(a) his name and address;

(b) the number and classes of shares in respect of which he dissents; and

(c) a demand for payment of the fair value of his shares; and a member who elects to dissent from a merger under section 172 shall give to the company a written notice of his decision to elect to dissent within 20 days immediately following the date on which the copy of the plan of merger or an outline thereof is given to him in accordance with section 172.

(6) A member who dissents shall do so in respect of all shares that he holds in the company.

(7) Upon the giving of a notice of election to dissent, the member to whom the notice relates ceases to have any of the rights of a member except the right to be paid the fair value of his shares.

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(8) Within 7 days immediately following the date of the expiration of the period within which members may give their notices of election to dissent, or within 7 days immediately following the date on which the proposed action is put into effect, whichever is later, the company or, in the case of a merger or consolidation, the surviving company or the consolidated company shall make a written offer to each dissenting member to purchase his shares at a specified price that the company determines to be their fair value; and if, within 30 days immediately following the date on which the offer is made, the company making the offer and the dissenting member agree upon the price to be paid for his shares, the company shall pay to the member the amount in money upon the surrender of the certificates representing his shares.

(9) If the company and a dissenting member fail, within the period of 30 days referred to in subsection (8), to agree on the price to be paid for the shares owned by the member, within 20 days immediately following the date on which the period of 30 days expires, the following shall apply:

(a) the company and the dissenting member shall each designate an appraiser;

(b) the two designated appraisers together shall designate an appraiser;

(c) the three appraisers shall fix the fair value of the shares owned by the dissenting member as of the close of business on the day prior to the date on which the vote of members authorising the action was taken or the date on which written consent of members without a meeting was obtained, excluding any appreciation or depreciation directly or indirectly induced by the action or its proposal, and that value is binding on the company and the dissenting member for all purposes; and

(d) the company shall pay to the member the amount in money upon the surrender by him of the certificates representing his shares.

(10) Shares acquired by the company pursuant to subsection (8) or (9) shall be cancelled but if the shares are shares of a surviving company, they shall be available for reissue.

(11) The enforcement by a member of his entitlement under this section excludes the enforcement by the member of a right to which he might otherwise be entitled by virtue of his holding shares, except that this section does not exclude the right of the member to institute proceedings to obtain relief on the ground that the action is illegal.

(12) Only subsections (1) and (8) to (11) shall apply in the case of a redemption of shares by a company pursuant to the provisions of section 176 and in such case the written offer to be made to the dissenting member pursuant to subsection (8) shall be made within 7 days immediately following the direction given to a company pursuant to section 176 to redeem its shares

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ANNEX E

Annex E

DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON

1.	Directors and Executive Officers of the Company

The name, present principal employment and citizenship of each director and executive officer of the Company are set forth below. The business address of our directors and executive officers is No. 1608, North Circle Road State Highway, Zhangzhou, Fujian Province 363000, People’s Republic of China.

Name	Present Principal Employment	Citizenship
Jianhui Lai	Chairman of the board of directors and chief executive officer of the Company	PRC
Junqiu Gao	Director, deputy chief executive officer and chief sales and marketing officer of the Company	PRC
Xiandai Zhang	Independent director	PRC
Yichun Zhang	Independent director	PRC
To Wai Suen	Independent director	Hong Kong
Martin Cheung	Chief financial officer	Hong Kong
Xichuan Lai	Financial controller	PRC
Jiangjun Yang	Chief production officer	PRC

2	Directors and Executive Officers of Parent

Parent is a company limited by shares incorporated under the laws of the British Virgin Islands with its principal business address at No. 1608, North Circle Road State Highway, Zhangzhou, Fujian Province 363000, PRC.

The following table sets forth information regarding the directors of Parent as of the date of this proxy statement. As of the date of this proxy statement, Parent does not have any executive officers.

Name	Business Address	Present Principal Employment	Material Occupations for Past Five Years	Citizenship
Jianhui Lai	No. 1608, North Circle Road State Highway, Zhangzhou, Fujian Province, PRC	Chairman of the board of directors and chief executive officer of the Company	Has been in the current position for the past five years	PRC
Junqiu Gao	No. 1608, North Circle Road State Highway, Zhangzhou, Fujian Province 363000, PRC	Director, deputy chief executive officer and chief sales and marketing officer of the Company	Has been in the current position for the past five years	PRC

3.	Directors and Executive Officers of Merger Sub

Merger Sub is a company limited by shares incorporated under the laws of the British Virgin Islands with its principal business address at No. 1608, North Circle Road State Highway, Zhangzhou, Fujian Province 363000, PRC.

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The following table sets forth information regarding the director of Merger Sub as of the date of this proxy statement. As of the date of this proxy statement, Merger Sub does not have any executive officers.

Name	Business Address	Present Principal Employment	Material Occupations for Past Five Years	Citizenship
Jianhui Lai	No. 1608, North Circle Road State Highway, Zhangzhou, Fujian Province, PRC	Chairman of the board of directors and chief executive officer of the Company	Has been in the current position for the past five years	PRC

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ANNEX F

Annex F

FORM OF PROXY CARD

China Zenix Auto International Limited

No. 1608, North Circle Road State Highway

Zhangzhou, Fujian Province 363000

People’s Republic of China

(OTCMKTS: ZXAIY)

FORM OF PROXY FOR USE AT THE GENERAL MEETING OF SHAREHOLDERS TO BE HELD AT _________________________________________________________ ON __________, 2021.

I/WeNote1 ___________________________________________of______________________________________ being the registered holder(s) of_____ordinary shares of par value US$0.0001 eachNote 2 in the capital of China Zenix Auto International Limited (the “Company”) HEREBY APPOINT(S) THE CHAIRMAN OF THE MEETING orNote 3 ________________________________of _____________________________________

or failing him ______________________________________ of ___________________________________

to act as my/our proxy to attend, act and vote on my/our behalf at the general meeting of the Company to be held at __________________________, China on ____________, 2021 at ________ (Beijing time) and at any adjournment thereof, as the case may be, for the purpose of considering and, if thought fit, passing the following resolutions set out in the notice of extraordinary general meeting of the shareholders.

Please indicate with a “Ö” in the spaces provided how you wish your votes to be cast on a poll. If you wish to vote for the below resolutions, check the appropriate boxes marked “For.” If you wish to vote against the below resolutions, check the appropriate boxes marked “Against.” Should this form be returned duly signed but without a specific direction, the proxy will vote or abstain at his or her discretion.

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Resolutions	For	Against	Abstain

Proposal 1.

THAT the Agreement and Plan of Merger, dated as of October 19, 2021 (the “Merger Agreement”), between the Company and Newrace Limited, a company limited by shares incorporated under the laws of the British Virgin Islands (“Parent”), which was joined by Newrace Mergersub Limited, a company limited by shares incorporated under the laws of the British Virgin Islands (“Merger Sub”), on October 20, 2021, pursuant to which Merger Sub will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving company and becoming a wholly owned subsidiary of Parent (such Merger Agreement (including the joinder thereto) being in the form attached as Annex A to the proxy statement accompanying the notice of general meeting and which will be produced and made available for inspection at the Meeting), the plan of merger with respect to the Merger (together with the Articles of Merger, the “Plan of Merger”) and the articles of merger required to be filed with the Registrar of Corporate Affairs of the British Virgin Islands in connection with the Merger (such Plan of Merger being substantially in the form attached as Annex B to the proxy statement accompanying the notice of general meeting and which will be produced and made available for inspection at the general meeting), and the consummation of the transactions contemplated by the Merger Agreement and the Plan of Merger, including the Merger (collectively, the “Transactions”), be approved and authorized by the Company.

Proposal 2.

THAT each member of a special committee of the board of directors of the Company, composed solely of independent and disinterested directors of the Company, and the Chief Financial Officer of the Company, each be authorized to do all things necessary to give effect to the Merger Agreement, the Plan of Merger and the consummation of the Transactions.

Proposal 3.

THAT the general meeting be adjourned in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the general meeting to pass the resolutions of shareholders to be proposed at the general meeting.

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Dated __________________ Signature(s) Note4____________________________

Note 1	Full name(s) and address(es) to be inserted in BLOCK CAPITALS. In the case of joint holders of a share, any one of such persons may vote at the general meeting, either personally or by proxy, in respect of such share as if he or she was solely entitled thereto, but if more than one such joint holders is present at the general meeting, personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such shares shall alone be entitled to vote in respect thereof.

Note 2	Please insert the number of share registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).

Note 3	If any proxy other than the Chairman is preferred, strike out THE CHAIRMAN OF THE MEETING and insert the name and address of the proxy desired in the space provided. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON WHO SIGNS IT. The proxy need not be a member of the Company but must attend the general meeting in person to represent you.

Note 4	This form of proxy must be signed by your or your attorney duly authorized in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer, attorney or other person duly authorized to sign the same.

To be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a certified copy thereof, must be deposited at the Company’s offices at No. 1608, North Circle Road State Highway, Zhangzhou, Fujian Province, China 363000 no later than ___________, _________ a.m. Beijing time. Completion and delivery of this form will not preclude you from attending and voting at the general meeting in person if you so wish, but the authority of your proxy will become invalid forthwith.

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